Form 10-K405, Exhibit 13
period 1994-12-31
LTV CORP
filed 1995-02-27
CIK 60731

MANAGEMENT'S DISCUSSION AND ANALYSIS                                    26




On June 28, 1993, The LTV Corporation and substantially all of its subsidiaries
("LTV" or the "Company") consummated a Joint Plan of Reorganization ("Joint
Plan") and emerged from Chapter 11 of the Federal Bankruptcy Code as a steel and energy products company. On June 30, 1993, the Company adopted "fresh start" reporting and reflected the financial impact of the Joint Plan.
Accordingly, the results of operations, cash flows and financial condition of the Company subsequent to the date of emergence are not necessarily comparable with those prior to emergence, and comments on the major differences have been provided.

RESULTS OF OPERATIONS                                                   1994                    1993                    1992
(in millions)
Sales:
         Steel                                                  $        4,233.3        $        3,868.2        $        3,564.9
         Energy products                                                   299.2                   296.9                   262.5
         Sales between segments                                             (3.3)                   (1.9)                   (1.5)
                                                                ----------------        ----------------        ----------------
                 Net sales                                      $        4,529.2        $        4,163.2        $        3,825.9
                                                                ================        ================        ================
Operating income (loss):
         Steel                                                  $          201.1        $          (68.2)       $         (178.2)
         Energy products                                                    (1.2)                    5.9                    (3.8)
         Corporate                                                         (11.4)                   (9.5)                  (14.9)
         Special credits                                                    --                     591.6                    60.0
                                                                ----------------        ----------------        ----------------
                 Operating income (loss)                                   188.5                   519.8                  (136.9)
Interest expense                                                           (15.3)                  (10.0)                   (4.3)
Interest and other income                                                   26.1                     9.5                    36.9
                                                                ----------------        ----------------        ----------------
Income (loss) from continuing operations before items below                199.3                   519.3                  (104.3)
Reorganization items                                                        --                      30.7                    14.4
                                                                ----------------        ----------------        ----------------
Income (loss) before income taxes and other items below                    199.3                   550.0                   (89.9)
Income tax provision:
         Taxes payable (refundable)                                         (0.3)                    4.1                     5.2
         Taxes not payable in cash                                          72.5                   159.0                    --
                                                                ----------------        ----------------        ----------------
                                                                            72.2                   163.1                     5.2
                                                                ----------------        ----------------        ----------------
Income (loss) before discontinued operations
         and extraordinary items                                           127.1                   386.9                   (95.1)
Discontinued operations                                                     --                      --                     833.8
Extraordinary items                                                         --                   3,928.0                  (140.0)
                                                                ----------------        ----------------        ----------------
                 Net income                                     $          127.1        $        4,314.9        $          598.7
                                                                ================        ================        ================
- --------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Raw steel production (thousands of tons)                                   8,253                   7,921                   8,293
Steel shipments (thousands of tons)                                        7,969                   7,570                   7,171
Active employees (thousands):
         Steel                                                              15.3                    15.7                    16.4
         Energy products                                                     1.2                     1.3                     1.4

QUARTERLY OPERATING INCOME (LOSS)*
(in millions)
1994      4th                                   $ 58.6
          3rd                                   $ 52.3
          2nd                                   $ 59.2
          1st                                   $ 18.4
1993      4th                                   $  8.3
          3rd                                   $  0.9
          2nd                                   $(31.1)
          1st                                   $(49.9)

*Before special credits of $591.6 million in 1993.

RESULTS OF OPERATIONS
1994 COMPARED WITH 1993

Steel     Steel sales of $4.23 billion in 1994 increased by $365 million (9%)
from 1993, and steel shipments of 7.97 million tons increased by 399,000 tons (5%) from 1993. The increases in sales and shipments in 1994 were across most of the markets the Company serves.


STEEL SALES (in millions)               1994            1993            1992
                                      --------        --------        --------
                                       $4,233          $3,868          $3,565
Hot and Cold Flat Rolled                   50%             49%             48%
Galvanized                                 29%             29%             28%
Tin Mill                                   11%             11%             12%
Tubular                                     7%              7%              7%
All Other                                   3%              4%              5%


Flat rolled product sales were approximately 10% higher in 1994 over 1993, reflecting a 5% increase in shipments and a 5% increase in average selling prices. Included within the $3.79 billion of flat rolled product sales are
(i) galvanized product sales of $1.21 billion which were 9% higher in 1994, reflecting increases in shipments and average selling prices, and (ii) tin mill product sales of $474 million which were 8% higher in 1994, primarily reflecting increases in shipments.

Tubular product sales of $293 million, consisting primarily of electrical conduit, electric weld pipe and mechanical tubing, were 16% higher in 1994 than in 1993, reflecting increases in shipments and average selling prices.

Raw steel production increased by 332,000 tons to 8.25 million tons in 1994 compared with 1993, primarily as a result of the 1993 scheduled production interruptions for a blast furnace reline and significant modifications associated with the construction of the Direct Hot Charge Complex ("DHCC") at the Cleveland Works. The 1994 production was impacted by a scheduled blast furnace reline at the Indiana Harbor Works and the extremely cold weather conditions experienced at the operating units in the first quarter. Steel production in both years was supplemented with purchases of semifinished steel to support the demand for the Company's products. The DHCC at the Cleveland Works became fully operational in the second quarter of 1994.

The average operating rate at the Company's steelmaking facilities during 1994 was 99%, compared with 81% in 1993. The annual steel operating capability used for calculating the operating rate during 1993 was 9.8 million tons. This rate included production capability related to two electric furnaces and a fourth blast furnace at the Cleveland Works. As part of the start-up of the DHCC, LTV removed these facilities from its capability at the beginning of 1994, reducing
annual operating capability to 8.3 million tons.   Had the capability
adjustment been made at the beginning of 1993, production as a percentage of capability would have been 95% during 1993.

The operating income for the steel segment in 1994 was $201.1 million, an improvement of $269.3 million from 1993 after excluding the effect of the 1993 special credits. The improvement in operating income was due to higher average selling prices, increased shipments and lower costs. The 1994 results were favorably impacted by operating performance improvements due to the Cleveland Works' DHCC, lower postemployment expenses and gains related to various tax settlements and divestitures. However, these benefits were partially offset by additional costs related to higher purchased scrap prices, the 1994 labor agreement with the United Steelworkers of America ("USWA") and the first quarter's extremely cold weather conditions.

The special credits in 1993 included a $370.6 million gain related to an antitrust settlement and a $221.0 million gain from the anticipated receipt of assets held in trust and the collection of a note receivable related to the 1989 sale of the bar division.

Energy Products         Sales of $299 million for 1994 increased by $2 million
from 1993, primarily due to increased sales for major offshore production projects and increased sales of general merchandise and tubular goods in Canada. Offsetting these higher sales were lower international sales of drilling equipment parts and lower domestic sales of production equipment parts. The average number of drilling rigs operating in the United States, an indicator of oilfield activity, increased slightly to 775 in 1994, compared with 756 in 1993. The 1994 average number of rigs operating in Canada increased to 261, compared with 182 in 1993.


ENERGY PRODUCTS SALES (in millions)

                                 1994            1993            1992
                                ------          ------          ------
                                 $299            $297            $263
Oilfield Supplies                  47%             47%             44%
Drilling, Production and
   Other Equipment                 29%             31%             38%
Tubular Products                   24%             22%             18%

The group reported an operating loss of $1.2 million in 1994 versus operating income of $5.9 million in 1993. The reduction resulted from a higher percentage of sales of lower-margin products, lower international sales of drilling equipment parts and higher than expected costs incurred in con-nection with the construction of cranes used on an offshore drilling project.

Corporate       Corporate expenses in 1994 of $11.4 million were $1.9 million more than in 1993, primarily due to higher state franchise taxes, partially offset by lower administrative and personnel costs.


1993 COMPARED WITH 1992
Steel           Steel sales of $3.87 billion in 1993 increased by $303 million
(9%) from 1992, and steel shipments of 7.57 million tons increased by 399,000 tons (6%) from 1992. The increases in sales and shipments in 1993 were principally to steel service centers, one of the Company's major markets.

Flat rolled product sales were approximately 9% higher in 1993 over 1992, reflecting a 6% increase in shipments and a 3% increase in average selling prices. Included within the $3.44 billion of flat rolled product sales are (i) galvanized product sales of $1.11 billion which were 12% higher in 1993, reflecting an increase in shipments, and (ii) tin mill product sales of $438 million which were 4% higher in 1993, reflecting a 6% increase in shipments, partially offset by a decrease in average selling prices.

Tubular product sales of $253 million were 4% higher in 1993 than in 1992, reflecting an increase in average selling prices, partially offset by a decrease in shipments.

Raw steel production decreased by 372,000 tons to 7.92 million tons in 1993 compared with 1992. The reduced production in 1993 resulted from scheduled production interruptions for a major reline of a blast furnace and significant modifications associated with the construction of the DHCC at the Cleveland Works.

The average operating rate at the Company's steelmaking facilities during 1993 was 81%, compared with 85% in 1992. Had the capability adjustment previously described been made at the beginning of 1992, production as a percentage of capability would have been 95% in 1993 and 100% in 1992.

Excluding special credits, the operating loss for the steel segment in 1993 was $68.2 million, an improvement of $110.0 million from 1992. The favorable impact of higher shipments, improved cost performance and higher average selling prices was partially offset by higher purchased material prices, higher depreciation and the effects on operations from scheduled production interruptions. Additionally, 1993 operating results included increased post-reorganization employee benefits expense of approximately $20 million.

The 1992 special credit was a $60.0 million gain due to the anticipated receipt of assets held in trust related to the sale of the Warren, Ohio, steel facility in 1988.

Energy Products        Sales of $297 million for 1993 increased by $34 million
from 1992 due to higher United States and Canadian sales of tubular and general merchandise, partially offset by lower international sales of drilling equipment. The average number of drilling rigs operating in the United States increased to 756 in 1993, compared with 717 in 1992. The 1993 average number of rigs operating in Canada increased to 182, compared with 96 in 1992.

The group reported operating income in 1993 of $5.9 million which was $9.7 million better than in 1992. The improvement resulted from higher sales of tubular and general merchandise and favorable dispositions of excess inventory, partially offset by lower sales of drilling equipment. Also, 1992 included a $2.9 million charge associated with a product that is no longer manufactured and the shutdown of other unprofitable operations and supply stores.

Corporate       Corporate expenses in 1993 of $9.5 million were $5.4 million less than in 1992, primarily due to a reduction in corporate staff and other cost-control programs.

OTHER INCOME AND EXPENSE ITEMS
1994, 1993 AND 1992
Interest Expense        Interest expense of $15.3 million in 1994 increased
by $5.3 million from 1993. Interest expense in 1993 and 1992 was $10.0 million and $4.3 million, respectively. The increase in interest expense in 1994 over 1993 primarily resulted from a $4.3 million reduction in the amount of interest capitalized in 1994 versus 1993. The increase in interest expense in 1993 over 1992 resulted from the issuance of $173 million of debt as part of the Company's reorganization.

Interest and Other Income          Interest and other income in 1994 of $26.1
million was $16.6 million higher than in 1993. The 1994 earnings resulted primarily from interest income on the Company's invested cash and marketable securities. Interest and other income in 1993 resulted primarily from post-reorganization interest income on the Company's invested cash. Interest and other income in 1993 was $27.4 million lower than in 1992. The 1992 income included a $38.1 million gain related to the collection of a note receivable which had been fully reserved.

Reorganization Items    Reorganization items of $30.7 million in 1993 consisted
of a $1.0 billion increase to allowed claims for pension plans in excess of recorded amounts, a $1.14 billion gain on fair value adjustments to the Company's assets and liabilities, $132.6 million of professional fees and expenses, and $22.3 million of interest earned on accumulated excess cash. The 1992 reorganization items included professional fees and expenses of $36.7 million which were offset by interest earned on accumulated excess cash of $51.1 million. Included within the 1993 professional fees and expenses are legal fees, trustee fees, credit facility fees, and other administrative expenses which were significantly higher than prior periods due to the additional activity required to implement the Joint Plan. The reorganization items related to the periods that the Company was operating under the protection of Chapter 11; therefore, no reorganization items have occurred after the first half of 1993.

Income Taxes    The Company's income tax provision was $72.2 million in 1994, compared with $163.1 million in 1993. The 1993 income tax provision consisted of post-reorganization taxes of $160.9 million and pre-reorganization taxes of $2.2 million. The Company's effective tax rate was 36.2% in 1994 and 39.4% for the post-reorganization period in 1993. The 1994 effective tax rate reflects the Company reaching a settlement on certain state income tax issues and recording a benefit of $5.0 million. Included in the 1994 and 1993 income tax provisions are $72.5 million and $159.0 million, respectively, of federal and state income tax expense which did not result in cash payments and such amounts were reflected as reductions to the Company's intangible asset. As benefits of the Company's unrecognized pre-reorganization net deferred tax assets are realized, the Company's actual income tax cash payments will be less than the financial statement income tax expense amounts. Taxes payable in cash during the past three years consist of state, federal (for a less than 80% owned subsidiary) and foreign taxes.

Discontinued Operations         During 1992, all of the remaining operating
businesses of the aerospace and defense group were sold and their results were reported as discontinued operations. The 1992 results included $96.8 million of income from aerospace and defense operations and a $737.0 million gain on the sale of the operations.

Extraordinary Items          Upon reorganization, certain recorded claims and
liabilities totaling $5.75 billion were discharged for consideration of $1.55 billion in cash, $52 million in other assets and the issuance of new LTV Common Stock and Series A Warrants. A nontaxable extraordinary gain of $3.93 billion was recorded on this debt discharge because the consideration was less than the recorded liabilities. Certain prepetition claims and liabilities, the most significant of which was the Company's obligation for its restored pension plans, were not discharged under the Chapter 11 proceedings.

During 1992, the Company recorded an extraordinary charge of $140 million to recognize a liability related to the requirements of the Coal Industry Retiree Health Benefit Act of 1992 ("Coal Retiree Act"). The Coal Retiree Act created a new multiemployer benefit plan called the United Mine Workers of America ("UMWA") Combined Benefit Fund, which began providing medical and death benefits in 1993 to qualifying UMWA beneficiaries.

REORGANIZATION          The Company filed petitions for bankruptcy under
Chapter 11 of the Bankruptcy Code in July 1986 and, until June 28, 1993, operated under the protection of the Bankruptcy Court. While in Chapter 11 proceedings the Company experienced financial flexibility including: (i) significant reduction in pension payments, (ii) relief from paying certain prepetition obligations and interest on substantially all of its debt, and
(iii) the earning of substantial interest income on cash balances. These benefits were partially offset by higher professional fees and expenses.

Major financial differences in operating results and cash flows before and after emergence from bankruptcy are:

+ The expense for all pension plans was $164 million in 1994 and $140 million in 1993 or an increase of $24 million primarily caused by the restoration of the Company's major defined benefit pension plans during 1993. Pension expense is expected to approximate $175 million in 1995 which takes into consideration the change in the discount rate used to determine the current value of the pension obligation and the pension benefit enhancements under the Company's 1994 USWA labor agreement, partially offset by the significant 1994 funding.

+ The cash funding of the restored pension plans is based on a flexible payment schedule. In accordance with the Company's settlement agreement with the Pension Benefit Guaranty Corporation ("PBGC Settlement Agreement"),
   LTV is required to make minimum annual fixed payments of $30 million to the restored pension plans with respect to years 1994 through 1997, and $50 million in subsequent years. In addition, if available, the Company is obligated each year to make variable payments to these plans based on the previous year's available cash flow from operating activities after capital spending (as defined in the PBGC Settlement Agreement). Under the PBGC Settlement Agreement, the fixed and variable pension contributions due in 1995 total $183 million, $142 million of which was paid in September 1994, with the remainder to be paid in 1995. The Company currently expects it would need to make average annual payments of approximately $107 million in order to fully fund this liability over the remaining 26-year term of the PBGC Settlement Agreement.

+ Other postemployment benefit-related expense was $151 million in 1994 and $215 million in 1993 or a decrease of $64 million. As part of fresh start reporting, the Company recorded a reduction in the liability for postemployment benefits of $514 million which was due to using current experience information, revised assumptions including the health care cost trend rate and the future rate of inflation, the recognition of actuarial losses and prior service costs, and changes to the health care plans. While the expense amount is now less than previously reported amounts, there is not a significant change in cash payments as a result of these changes. Other postemployment benefit-related expense is expected to approximate $165 million in 1995.

+ An intangible asset, reorganization value in excess of amounts allocable to identifiable assets, was recognized as part of fresh start reporting. This asset, which amounted to $27 million at December 31, 1994, is being amortized over 20 years.

+ Professional fees and other expenses, as well as interest earned on invested excess cash balances associated with reorganization proceedings, ceased to occur after reorganization.

+ Pre-reorganization net operating loss carryforwards and net deductible temporary differences totaled $2.5 billion and $1.5 billion, respectively, at December 31, 1994. In accordance with fresh start reporting, the tax benefits associated with the utilization of these tax attributes do not increase net income, but rather such benefits first eliminate the Company's intangible asset and then increase shareholders' equity. The Company's income tax cash payments will be significantly less than the income tax expense amounts in the financial statements until these tax attributes are fully utilized. Consequently, income before income taxes represents an important indicator of the Company's performance. The Company's ability to reduce its future income tax payments through the use of net operating loss carryforwards could be significantly limited on an annual basis if the Company were to undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986.

LIQUIDITY AND FINANCIAL
RESOURCES
The Company's sources of liquidity include cash and cash equivalents, marketable securities, cash from operations, amounts available under credit facilities and other external sources of funds. Management believes that these sources are sufficient to fund the current requirements of working capital, capital expenditures, pensions and postemployment health care.

From December 31, 1993, total cash, cash equivalents and marketable securities increased by $287 million to $693 million at December 31, 1994. Cash and cash equivalents totaled $335 million at year end. During 1994, cash provided by operating activities, which included the remaining $171 million from the settlement of an antitrust lawsuit, amounted to $716 million. Other major 1994 sources of cash consisted of $257 million from the Company's 1994 equity offering and $184 million relating to dispositions of businesses and property. Major uses of cash during 1994 included $642 million in funding to the restored pension plans, the conversion of $358 million of cash equivalents to highly liquid marketable securities to improve the return on those funds and $238 million in capital expenditures.


1994 CASH FLOW
(in millions)
Cash and cash equivalents at December 31, 1993........................................................  $     406
                                                                                                        ----------
Cash flow from operations.............................................................................        716
Issuance of Common Stock..............................................................................        257
Proceeds from dispositions of businesses and property.................................................        184
Pension funding to restored plans.....................................................................       (642)
Net purchases of marketable securities................................................................       (358)
Capital expenditures, excluding capital leases........................................................       (238)
Other.................................................................................................         10
                                                                                                        ----------
Decrease in cash and cash equivalents.................................................................        (71)
                                                                                                        ----------
Cash and cash equivalents at December 31, 1994........................................................  $     335
                                                                                                        ==========


Cash and cash equivalents increased to $406 million at December 31, 1993 from $200 million at June 30, 1993. During this first post-reorganization period, cash provided by operating activities, which included $200 million from the settlement of an antitrust lawsuit, amounted to $432 million. Other major sources of cash included $299 million from the Company's 1993 equity offering and $123 million relating to prior sales of businesses. The major uses of cash during this period included $512 million in contributions and cash restricted for contributions to the restored pension plans and $129 million in capital expenditures.

During the first six months of 1993, cash usage, excluding the effects of reorganization-related items, was $136 million, principally due to capital expenditures of $197 million. As part of the Company's reorganization on June 28, 1993, Sumitomo Metal Industries, Ltd. made a cash investment and loan totaling $200 million and the PBGC made a cash investment of $50 million. The Company paid out $1.55 billion of cash, $52 million in other assets and issued Common Stock and Series A Warrants to accomplish the reorganization.

Cash and cash equivalents increased by $464 million from December 31, 1991 to $1.63 billion at December 31, 1992. The increase in cash primarily resulted from the proceeds of $546 million provided by the sales of the aerospace and defense businesses, and by operating activities of $402 million which were offset by cash used for property additions of $346 million and contributions to a restored pension plan of $150 million.

In October 1994, the Company entered into two five-year credit facilities (the "Receivables Facility" and the "Letter of Credit Facility") which will provide the Company with up to $470 million for working capital requirements, including letters of credit. The Receivables Facility permits borrowings of up to $320 million for working capital requirements and general corporate purposes, $100 million of which may be used to issue letters of credit. At December 31, 1994, no borrowings were outstanding and letters of credit outstanding amounted to $25.8 million under this facility. The Letter of Credit Facility is a separate credit facility that provides for the issuance of up to $150 million in letters of credit. At year end, letters of credit totaling $94.9 million were outstanding under this facility.

The Company's long-term debt and credit facilities' agreements contain various covenants which require the Company to maintain certain financial ratios and amounts. These agreements as well as the PBGC Settlement Agreement place certain restrictions on payments of dividends, capital expenditures, investments in subsidiaries and borrowings. Under the terms of the most restrictive covenant, $5.6 million of retained earnings are available for Common Stock dividend payments at December 31, 1994. Substantially all of the Company's receivables and inventories are pledged as collateral under certain of these agreements. The Company does not believe that the restrictions contained in these covenants will cause significant limitations on the Company's financial flexibility.

COMPETITION
LTV competes directly with domestic and foreign integrated flat rolled carbon steel producers and indirectly with producers of plastics, aluminum and other materials such as ceramics and wood which sometimes can be substituted for flat rolled carbon steel in manufacturing and construction. LTV also competes with minimills which are relatively efficient, low-cost producers that generally produce steel from scrap in electric furnaces. Their participation in steel markets has traditionally been limited to structural, plate, bar and rod products. Recently developed thin slab casting technologies have allowed minimills to enter certain flat rolled markets which have traditionally been supplied by integrated producers. Certain companies, including Trico Steel Company, a 50% LTV-owned venture with Sumitomo Metal Industries, Ltd. and British Steel plc, have begun construction of, announced plans for, or have indicated that they are evaluating whether to construct additional minimills to produce flat rolled products. The primary factors which affect competition include price, quality, delivery and customer service. LTV targets quality-critical, value-added applications and believes it is able to differentiate some of its products from those of competitors on the basis of its product quality, on-time delivery performance, and product and technical support to customers.

Domestic steel producers have faced significant competition from foreign producers. Foreign competition is intense and has adversely affected product prices in the United States and tonnage sold by domestic producers. The intensity of foreign competition is affected by fluctuations in the value of the U.S. dollar against foreign currencies and demand within the domestic steel market. Many foreign steel producers are owned, controlled or subsidized by their governments. Decisions by these foreign producers with respect to production and sales may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions. Based on American Iron and Steel Institute reports, imports of steel mill products during the first 11 months of 1994 and 1993 totaled 27.6 million and 17.7 million net tons, respectively. This level of imports represented 25% and 19% of total domestic steel consumption during the first 11 months of 1994 and 1993, respectively. Imports of semifinished steel products accounted for 7.3 million tons of the total in 1994, compared with 4.6 million tons in 1993. LTV along with other U.S. steel producers are purchasers of semifinished steel products which are further processed to support domestic demand.

In 1992, the Company and certain domestic steel producers filed unfair trade petitions against foreign producers of certain steel products. During 1993, the International Trade Commission ("ITC") upheld final subsidy and dumping margins on approximately 26% of the volume of all 1993 flat rolled carbon steel imports under investigation. Appeals of the adverse ITC decisions have been filed in the U.S. Court of International Trade or similar jurisdictional bodies, and foreign producers have appealed certain of the findings against them. These appeals are pending and decisions are expected during 1995. Steel imports of flat rolled products during the first 11 months of 1994 totaled 13.0 million tons, an increase of 5.6 million tons from the year-ago period. The outcome of the trade cases, as well as the recently passed legislation implementing the Uruguay Round agreements under the General Agreement on Tariffs and Trade, may result in increased imports of steel products into the United States.

CAPITAL EXPENDITURES AND
REQUIREMENTS
The Company invested $240 million in capital expenditures during 1994. The Company's major 1994 capital projects included the rehabilitation of the Chicago coke facility and a blast furnace reline at the Indiana Harbor Works. LTV's capital expenditures are directed toward market-driven requirements, cost-reduction programs, new technology, replacement projects and environmental requirements. The Company anticipates capital expenditures will approximate $235 million during 1995.

CONTINUING OPERATIONS-CAPITAL EXPENDITURES AND DEPRECIATION
(in millions)

                                1994            1993            1992
                                ----            ----            ----
+ Capital Expenditures          $240            $327            $313
+ Depreciation                  $245            $240            $213

INVESTMENT IN
JOINT VENTURE
In December 1994, the Company announced that it is participating in a joint venture with Sumitomo Metal Industries, Ltd. and British Steel plc to build and operate a new flat rolled steel minimill company, known as Trico Steel Company. LTV will have a 50% interest in the joint venture with the other partners having interests of 25% each. Trico Steel Company will locate its new facility in the growing steel market of the southeastern United States. Construction is expected to begin during the second quarter of 1995, with operation scheduled to begin in late 1996. The mill will have annual production capacity of 2.2 million tons. The construction cost of the project, a portion of which will be financed by project debt, is expected to be $450 million. LTV anticipates its investment in the joint venture will approximate $100 million during 1995.

PENSION AND POSTEMPLOYMENT
HEALTH CARE BENEFITS
The Company made contributions to its defined benefit pension plans totaling $797 million in 1994 and $1.3 billion in 1993. The 1994 contribution included amounts from the following: $257 million from the Company's 1994 equity offering, $171 million from the final proceeds of a favorable antitrust litigation settlement, $162 million from the proceeds of a revertible trust and $150 million from the Company's 1993 equity offering. The Company's pension plan assets were 63% of projected benefit obligations at December 31, 1994 versus 43% at December 31, 1993.

PENSION PLAN ASSETS AT END OF YEAR
(in millions)
1994                              $2,011
1993                              $1,573
1992                              $  215


Movements in the rate of interest on long-term high-quality corporate bonds necessitated a change in the discount rate used to calculate the actuarial present value of the benefit obligations for pensions and postemployment health care benefits from a 7.0% discount rate used by the Company in 1993 to 9.0% at December 31, 1994. The requirement to reset the discount rate consistent with movements in market interest rates results in volatility of the discount rate and consequently in the recorded amount of the Company's obligations. At December 31, 1994, this adjustment of the discount rate decreased the benefit obligation for pensions by $541 million and decreased the minimum pension liability adjustment account. The increases in the discount rate and related health care cost trend rate reduced the benefit obligation for postemployment health care by $232 million at December 31, 1994. However, the application of these higher rates does not require an adjustment to the related postemployment health care liability on the Company's consolidated balance sheet. The changes have no impact on near-term cash flows, and their impact on future operating results is included in the previously disclosed 1995 estimated expense amounts.

As part of the 1994 USWA labor agreement, there were certain pension benefit enhancements which increased the Company's benefit obligation for pensions by approximately $176 million at December 31, 1994. In addition, under the Company's 1994 USWA labor agreement, the Company will make contributions to a Voluntary Employee Beneficiary Association ("VEBA") Trust to prefund postemployment health care and other insurance benefits for retirees covered under the agreement. Under the terms of the labor agreement, the Company is required to contribute to the VEBA Trust a minimum of $5 million annually and, under certain circumstances, additional amounts calculated as set forth in the labor agreement. The initial required contribution is expected to be $19 million in 1995. The Company may also make additional discretionary contributions to the VEBA Trust.

A 1993 agreement with the USWA provided that a portion of the requirements with respect to certain postemployment benefits would be secured by a junior lien ($200 million at December 31, 1994 and increasing to $250 million on June 28, 1995) on collateral with an unencumbered fair market value of at least $500 million. The initial security was provided by the grant of a mortgage on facilities having a carrying value of approximately $500 million.

LABOR MATTERS
Effective June 1, 1994, the USWA ratified a five-year and two-month labor agreement with the Company. The terms of the labor agreement are consistent with those negotiated with other major steel producers and thus LTV does not believe that its competitive position with regard to such other competitors has been materially affected by the ratification. The additional nonpension-related costs of the labor agreement approximated $9 million in 1994 and such costs are anticipated to total $37 million in 1995. These amounts exclude cost savings related to ongoing productivity improvements under the new cooperative labor agreement which are difficult to quantify. The agreement provided for, among other things, a ratification and other bonuses, a $.50 per hour wage increase in August 1995, improved employment security, and the previously discussed enhanced pension benefits and the establishment of the VEBA Trust. The agreement provides for a reopening of wage provisions on August 1, 1996, subject to binding arbitration.

OTHER MATTERS
In January 1995, LTV announced that it is examining strategic alternatives for its energy products segment, Continental Emsco Company. These alternatives could include the possible sale or merger of the business with other entities. LTV is working with an outside advisor to conclude the evaluation.


ENVIRONMENTAL LIABILITIES
AND RELATED COSTS
LTV is subject to changing and increasingly stringent environmental standards and laws concerning air emissions, water discharges and waste disposal in the normal course of conducting its business. Under the Joint Plan, the Company entered into an environmental settlement agreement ("ESA") with the U.S. Environmental Protection Agency ("EPA"), which resolved or provided the means to resolve a significant portion of the Company's environmental-related liabilities and also provided a basis for settlement agreements concerning the environmental claims of several states. The ESA resolved certain prepetition Superfund Site liabilities identified at the time of reorganization and settled them for $33 million as general unsecured claims. Management believes that future prepetition environmental claims, if any, which are not covered by the ESA, will be subject to the dischargeability provisions of the Federal Bankruptcy Code or to the provisions of the Joint Plan. General liabilities from postpetition acts were not discharged or in any manner affected by the reorganization. In addition, the Company retains responsibility for environmental obligations for properties owned at confirmation of the Joint Plan regardless of when the conduct which gives rise to the liability occurred. By addressing certain environmental liabilities in the reorganization process, the Company has had a significant amount of its environmental liabilities liquidated and discharged and has established a mechanism to resolve certain subsequently identified prepetition environmental claims (if any).

During 1994, the Company spent approximately $21 million for environmental clean-up and related matters at operating and idled facilities, and at December 31, 1994, has a recorded liability of $105 million for known and identifiable environmental and related matters. The Company also spent approximately $30 million in 1994 for environmental compliance-related capital expenditures and expects it will be required to spend an average of approximately $40 million annually in capital expenditures during the next five years to meet environmental standards.

The Company has incurred and will continue to incur substantial capital expenditures and operating and maintenance expenses in complying with environmental standards and laws. In particular, the 1990 Clean Air Act Amendments require progressively more stringent air emission quality standards. Additionally, the EPA, in general, interprets the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), as granting the EPA authority to require companies to clean up plant sites where hazardous wastes have been used (and are being or may be released into the environment) even if such sites are not subject to the permitting requirements of RCRA. If the EPA were to require the Company to clean up its facilities under RCRA, the costs to the Company could be substantial. If any of the Company's facilities are unable to meet required environmental standards, those operations could be temporarily or permanently closed. Estimates for future costs required for environmental compliance are difficult to determine due to numerous uncertainties, including the evolving nature of the regulations, the possible imposition of more stringent requirements and the availability of new technologies. The effect of the outcome of these matters on the Company's future results of operations and liquidity cannot be predicted because any such effect depends on future results of operations and the amount and timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position of the Company.

CONSOLIDATED STATEMENT OF INCOME                                                                                                36
(in millions, except per share data)
                                                                Year Ended         Six Months Ended        Year Ended
                                                                December 31,   December 31,|  June 30,     December 31,
                                                                   1994          1993      |    1993          1992
                                                                                           |
NET SALES                                                       $  4,529.2    $  2,170.6   | $  1,992.6    $  3,825.9
                                                                ----------    ----------   | ----------    ----------
         Operating costs and expenses:                                                     |
                 Cost of products sold                             3,907.8       1,945.8   |    1,867.0       3,614.3
                 Depreciation and amortization                       245.2         125.9   |      114.4         213.4
                 Selling, general and administrative expenses        187.7          89.7   |       92.2         195.1
                 Special credits                                      --          (400.6)  |     (191.0)        (60.0)
                                                                ----------    ----------   | ----------    ----------
                          Total                                    4,340.7       1,760.8   |    1,882.6       3,962.8
                                                                ----------    ----------   | ----------    ----------
OPERATING INCOME (LOSS)                                              188.5         409.8   |      110.0        (136.9)
         Interest  expense                                           (15.3)         (8.3)  |       (1.7)         (4.3)
         Interest and other income                                    26.1           6.6   |        2.9          36.9
                                                                ----------    ----------   | ----------    ----------
         Income (loss) before reorganization items,                                        |
                 income taxes, discontinued operations                                     |
                 and extraordinary items                             199.3         408.1   |      111.2        (104.3)
         Reorganization items                                         --            --     |       30.7          14.4
                                                                ----------    ----------   | ----------    ----------
                                                                     199.3         408.1   |      141.9         (89.9)
         Income tax provision:                                                             |
                 Taxes payable (refundable)                           (0.3)          1.9   |        2.2           5.2
                 Taxes not payable in cash                            72.5         159.0   |       --            --
                                                                ----------    ----------   | ----------    ----------
                          Total                                       72.2         160.9   |        2.2           5.2
                                                                ----------    ----------   | ----------    ----------
         Income (loss) before items below                            127.1         247.2   |      139.7         (95.1)
         Discontinued operations                                      --            --     |       --           833.8
                                                                ----------    ----------   | ----------    ----------
         Income before extraordinary items                           127.1         247.2   |      139.7         738.7
         Extraordinary items                                          --            --     |    3,928.0        (140.0)
                                                                ----------    ----------   | ----------    ----------
NET INCOME                                                      $    127.1    $    247.2   | $  4,067.7    $    598.7
                                                                ==========    ==========   | ==========    ==========
                                                                                           |
EARNINGS PER SHARE                                                                         |
         Primary                                                $     1.29    $     3.21   |        *             *
                                                                ==========    ==========   |
         Fully diluted                                          $     1.27    $     3.03   |        *             *
                                                                ==========    ==========   |

*        Per share amounts are not meaningful due to reorganization.
         See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS                                                    37
(in millions)

                                                                  Year Ended           Six Months Ended         Year Ended
                                                                 December 31,     December 31,     June 30,     December 31,
                                                                     1994            1993            1993           1992
OPERATING ACTIVITIES
         Income before extraordinary items                         $ 127.1        $ 247.2    |    $ 139.7        $ 738.7
         Adjustments to reconcile income to net cash                                         |
            provided by (used in) operating activities:                                      |
              Special credits                                        171.0         (200.6)   |     (191.0)         (60.0)
              Gain on sale of aerospace and defense                                          |
                  businesses                                          ----           ----    |      ----          (755.0)
              Income tax provision not payable in cash                72.5          159.0    |      ----            ----
              Depreciation and amortization                          245.2          125.9    |      114.4          241.3
              Defined benefit pension expense                        119.8           84.9    |       13.0           23.5
              Postemployment benefit payments less                                           |
                 than related expense                                 18.1            8.9    |       61.2          148.6
              Employee benefit expense paid from                                             |
                 VEBA Trust                                           ----           ----    |       22.3          141.6
              Changes in assets and liabilities                      (29.7)           0.3    |      (19.3)         (88.1)
              Other                                                   (7.9)           6.3    |       (1.5)          11.9
              Cash used to discharge prepetition                                             |
                 liabilities                                          ----           ----    |     (774.7)          ----
                                                                 ---------      ---------    |  ---------    -----------
                       Net cash provided by (used in)                                        |
                         operating activities                        716.1          431.9    |     (635.9)         402.5
                                                                 ---------      ---------    |  ---------    -----------
INVESTING ACTIVITIES                                                                         |
         Property additions, excluding capitalized                                           |
            lease assets                                           (238.5)        (128.7)    |     (196.9)        (345.7)
         Net purchases of marketable securities                    (357.5)          ----     |       ----           ----
         Proceeds from dispositions of businesses                                            |
             and property                                           184.5          123.5     |       10.2          551.8
         Other                                                      (10.3)          (2.5)    |       (3.5)           9.4
                                                                 ---------      ---------    |  ---------    -----------
                       Net cash provided by (used in)                                        |
                         investing activities                       (421.8)          (7.7)   |     (190.2)         215.5
                                                                 ---------      ---------    |  ---------    -----------
FINANCING ACTIVITIES                                                                         |
       Issuance of Common Stock                                      257.2          298.5    |       ----           ----
       Issuance of notes payable                                      ----           ----    |        7.1           ----
       Pension funding to restored plans                            (642.2)        (512.4)   |     (862.1)        (150.0)
       Receipt of escrowed funds                                      25.8           ----    |       ----           ----
       Principal payments on long-term debt                           (4.3)          (3.3)   |       (0.7)          (4.0)
       Preferred dividends paid                                       (2.3)          (1.1)   |       ----           ----
       Other                                                           0.6           ----    |       ----           ----
       Other reorganization-related items                             ----           ----    |      250.0           ----
                                                                 ---------      ---------    |  ---------    -----------
                       Net cash used in financing activities        (365.2)        (218.3)   |     (605.7)        (154.0)
                                                                 ---------      ---------    |  ---------    -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 (70.9)         205.9    |   (1,431.8)         464.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     406.3          200.4    |    1,632.2        1,168.2
                                                                 ---------      ---------    |  ---------    -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                       $   335.4      $   406.3    |  $   200.4    $   1,632.2
                                                                 =========      =========    |  ==========   ===========

         See notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEET                                            38
(in millions, except per share data)

                                                                                                December 31,
ASSETS                                                                                  1994                    1993
CURRENT ASSETS
         Cash and cash equivalents                                                 $    335.4               $   406.3
         Marketable securities                                                          357.5                   -----
                                                                                   ----------               ---------
                                                                                        692.9                   406.3
         Receivables, less allowance for doubtful accounts
             of $22.4 in 1994 and $21.4 in 1993                                         518.4                   479.3
         Inventories:
            Products                                                                    573.5                   565.9
            Materials, purchased parts and supplies                                     247.2                   265.3
                                                                                   ----------               ---------
                Total inventories                                                       820.7                   831.2
         Prepaid expenses, deposits and other                                            35.8                   566.3
                                                                                   ----------               ---------
                Total current assets                                                  2,067.8                 2,283.1
                                                                                   ----------               ---------
INVESTMENTS AND OTHER NONCURRENT ASSETS                                                 313.4                   295.2

PROPERTY, PLANT AND EQUIPMENT

         Land and land improvements                                                      72.7                    73.4
         Buildings                                                                      148.4                   146.5
         Machinery and equipment                                                      3,178.4                 3,026.9
         Construction in progress                                                       109.1                    79.7
                                                                                   ----------               ---------
                                                                                      3,508.6                 3,326.5
         Less allowance for depreciation                                               (300.6)                 (109.7)
                                                                                   ----------               ---------
                Total property, plant and equipment                                   3,208.0                 3,216.8
                                                                                   ----------               ---------
                                                                                  $   5,589.2             $   5,795.1
                                                                                  ===========             ===========

                                                                                                        DECEMBER 31,
LIABILITIES AND SHAREHOLDERS' EQUITY                                                            1994                    1993
CURRENT LIABILITIES
         Accounts payable                                                                    $   291.6               $   260.8
         Accrued employee compensation and benefits                                              401.2                   899.1
         Other accrued liabilities                                                               186.8                   240.5
                                                                                           -----------             -----------
                Total current liabilities                                                        879.6                 1,400.4
                                                                                           -----------             -----------
NONCURRENT LIABILITIES
         Long-term debt                                                                          190.3                   186.3
         Postemployment health care and other insurance benefits                               1,646.1                 1,601.9
         Pension benefits                                                                      1,138.7                 1,583.8
         Other                                                                                   451.7                   482.9
                                                                                           -----------             -----------
                Total noncurrent liabilities                                                   3,426.8                 3,854.9
                                                                                           -----------             -----------
SHAREHOLDERS' EQUITY
         Convertible preferred stock--stated value $50.0 in 1994
             and $100.0 in 1993                                                                    0.5                     1.0
         Common stock held for issuance                                                             --                    54.3
         Common stock--par value $0.50 per share; authorized
             150.0 shares; deemed issued and outstanding 106.0 shares
             in 1994 and 83.8 shares in 1993                                                      53.0                    41.9
         Additional paid-in capital                                                              872.8                   561.3
         Retained earnings                                                                       366.7                   246.1
         Minimum pension liability adjustment                                                     (5.8)                 (364.8)
         Other                                                                                    (4.4)                     --
                                                                                           -----------             -----------
                Total shareholders' equity                                                     1,282.8                   539.8
                                                                                           -----------             -----------
                                                                                           $   5,589.2             $   5,795.1
                                                                                           ===========             ===========

         See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                      40
December 31, 1994

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation       Following approval of the Joint Plan of
Reorganization ("Joint Plan") by the creditors, shareholders and others, The LTV Corporation ("LTV" or the "Company") emerged from bankruptcy on June 28, 1993 (the "Effective Date"). In accounting for its emergence, the Company adopted "fresh start" reporting in which the Company's assets and liabilities were adjusted to reflect their estimated fair values and the remaining accumulated deficit was eliminated, resulting in a new reporting entity as of June 30, 1993. Accordingly, the Company's consolidated financial statements for periods prior to June 30, 1993 are not necessarily comparable to consolidated financial statements presented subsequent to that date. A vertical line has been placed on the consolidated financial statements to distinguish between pre-reorganization and post-reorganization activity. Certain prior year amounts have been reclassified to conform with the current year presentation.

Principles of Consolidation        The consolidated financial statements
include LTV and its majority-owned subsidiaries. Investments in joint ventures and companies owned 20% to 50% are accounted for by the equity method. The Company's interest in the cumulative undistributed earnings of its unconsolidated affiliates was $11.6 million at December 31, 1994, all of which was available for dividend or other distribution to the Company.

Marketable Securities        The Company adopted the provisions of
Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994. Adoption of this standard did not materially impact the Company's con-solidated financial statements.

The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. Marketable securities have been classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as a separate component of shareholders' equity.

The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, interest income, realized gains and losses and declines in value judged to be other than temporary are included in interest and other income. The cost of securities sold is based on specific identification.

Inventories     Inventories were recorded at their estimated fair values
at June 30, 1993. Inventories are valued at the lower of cost or market, with cost determined primarily by the "last-in, first-out" ("LIFO") method. The amount by which inventory is reduced to state inventory at LIFO value is $21.8 million at December 31, 1994 and $3.0 million at December 31, 1993. The current replacement value of inventories was $815.7 million and $805.1 million at December 31, 1994 and 1993, respectively.

Property Costs and Depreciation and Amortization         Property costs were
recorded at their estimated fair values at June 30, 1993. Property additions after June 30, 1993 are recorded at cost. Depreciation is computed principally using a modified straight-line method based upon estimated eco-nomic lives of assets and the levels of production. The method provides for depreciation within a range of 80% to 120% of the straight-line amount on individual major production facilities with decreased depreciation at lower and increased depreciation at higher operating levels. During each of the previous three years, depreciation expense under this method has approximated the computed straight-line amounts. In addition, a units-of-production method is used for blast furnaces.

When properties are retired or sold, their carrying value and the related allowance for depreciation are eliminated from the property and allowance for depreciation accounts, respectively. Generally, for normal retirements, gains or losses are credited or charged to allowance for depreciation accounts; for abnormal retirements, gains or losses are included in income in the year of disposal.

MARKETABLE SECURITIES
The following is a summary of marketable securities at
December 31, 1994 (in millions):
                                                   UNREALIZED
                                                    HOLDING      FAIR
                                          COST      LOSSES      VALUE
 U.S. Government
  obligations                         $  158.9      $  (1.0)   $  157.9
 Corporate obligations                   189.7         (0.2)      189.5
 Other                                    10.1         ----        10.1
                                      --------     --------    --------
                                      $  358.7      $  (1.2)   $  357.5
                                      ========     ========    ========

The gross realized gains and losses on sales of marketable securities each totaled approximately $0.1 million for the year ended December 31, 1994. Gross unrealized holding gains at December 31, 1994 totaled under $0.1 million.

                                                                41

The cost and estimated fair value of marketable securities by contractual maturity at December 31, 1994 are as follows (in millions):
                                                      COST       FAIR VALUE

Due in one year or less                             $  353.7      $  352.6
Due after one year through two years                     5.0           4.9
                                                    --------      --------
                                                    $  358.7      $  357.5
                                                    ========      ========

OTHER ASSETS AND LIABILITIES
Current prepaid expenses, deposits and other assets included the following at
December 31 (in millions):
                                                       1994          1993
Cash and receivables restricted
  to pension funding                                $     --      $  481.0
Prepaid expenses and deposits                           19.7          25.3
Other                                                   16.1          60.0
                                                    --------      --------
                                                    $   35.8      $  566.3
                                                    ========      ========

Current accrued employee compensation and benefits included the following at
December 31 (in millions):
                                                       1994          1993
Pension benefits                                    $  58.8        $ 543.3
Postemployment health care and other
  insurance benefits                                  131.3          157.4
Compensated absences                                   52.6           52.9
Other                                                 158.5          145.5
                                                    -------       --------
                                                    $ 401.2        $ 899.1
                                                    =======       ========

Current other accrued liabilities included the following at December 31
(in millions):
                                                       1994          1993
Accrued taxes other than income                     $  79.6        $  89.8
Accrued income taxes                                   13.6           14.4
Other                                                  93.6          136.3
                                                    -------        -------
                                                    $ 186.8        $ 240.5
                                                    =======        =======

Noncurrent other liabilities included the following at December 31
(in millions):
                                                       1994          1993
Employee benefits                                   $ 262.5        $ 268.3
Environmental and plant rationalization               121.9          138.1
Other                                                  67.3           76.5
                                                    -------        -------
                                                    $ 451.7        $ 482.9
                                                    =======        =======

DEBT AND CREDIT FACILITIES

Long-term debt consisted of the following at December 31
(in millions):
                                                       1994          1993
Senior secured convertible notes due June 2003       $ 100.0       $ 100.0
Zero coupon notes due December 2020, less
   unamortized discount of $640.9 in 1994 and
   $647.5 in 1993, 8.5% effective rate to maturity      83.1          76.5
Note payable due in December 1995, bearing interest
   at 5%, less unamortized discount of $0.1 in
   1994 and $0.3 in 1993, 8.5% effective rate to
   maturity                                              2.4           4.7
Capitalized lease obligations                            8.8           9.0
                                                    --------      --------
                                                       194.3         190.2
Less current portion
  (included in accounts payable)                        (4.0)         (3.9)
                                                    --------      --------
                                                     $ 190.3       $ 186.3
                                                    ========      ========

Maturities of the Company's long-term debt are as follows: 1995--$4.0 million; 1996--$1.3 million; 1997--$0.7 million; 1998--$0.6 million; and 1999--$0.7 million.

The senior secured convertible notes bear interest at the rate of 8.5% if paid in cash or 10.5% if paid in kind with additional convertible notes. The holders of the convertible notes have the right to convert such notes, in whole or in part, into shares of LTV Common Stock at a conversion price of $19.50 per share (potentially 5,128,205 shares).

The zero coupon notes mature on December 31, 2020 and have an aggregate matured face amount of $724 million. The notes are required to be prepaid within 120 days after the restored pension plans become fully funded. LTV has the option to prepay the zero coupon notes at any time after December 31, 2000 at a price based on their accreted value, which on December 31, 2000 would approximate $137 million.

In October 1994, the Company entered into two five-year credit facilities (the "Receivables Facility" and the "Letter of Credit Facility") which at December 31, 1994 provided the Company with $470 million of financing facilities at prevailing market rates.

The Receivables Facility permits borrowings of up to $320 million for working capital requirements and general corporate purposes, $100 million of which may be used to issue letters of credit. At December 31, 1994, no borrowings were outstanding and letters of credit outstanding amounted to $25.8 million under this facility. The borrower under the Receivables Facility is LTV Sales Finance Company, a structured finance special purpose subsidiary wholly owned by LTV, which on a daily basis purchases and pledges essentially all of the receivables generated by LTV. The creditors of LTV Sales Finance Company have a claim on the assets of that company prior to those assets becoming available to other creditors of LTV or its affiliates.

The Letter of Credit Facility is a separate credit facility that provides for the issuance of up to $150 million in letters of credit. At year end, letters of credit totaling $94.9 million were outstanding under this facility.

The long-term debt and credit facilities' agreements contain various covenants which require the Company to maintain certain financial ratios and amounts. These agreements, as well as the settlement agreement with the Pension Benefit Guaranty Corporation ("PBGC") regarding the restored pension plans ("PBGC Settlement Agreement"), place certain restrictions on payments of dividends, capital expenditures, investments in subsidiaries and borrowings. Under the terms of the most restrictive covenant, $5.6 million of retained earnings are available for Common Stock dividend payments at December 31, 1994. Substan-tially all of the Company's receivables and inventories are pledged as collateral under the convertible notes and credit facilities agreements.

Through the reorganization period, the Company followed the accounting practice of accruing interest only on those debt issues which were believed to be fully secured. Interest expense would have been $120 million and $241 million greater for the six months ended June 30, 1993 and the year ended December 31, 1992, respectively, if interest had been accrued and recorded on all outstanding debt. However, these greater amounts are not representative of interest expense or accruals for periods subsequent to the reorganization of the Company.


The Company leases certain manufacturing facilities and equipment, office space and computer equipment under cancelable and noncancelable leases which expire at various dates.  Minimum future lease obligations in effect at
December 31, 1994 are as follows (in millions):
                                 CAPITALIZED LEASE   OPERATING
                                    OBLIGATIONS       LEASES
1995                                   $ 2.6           $ 31.8
1996                                     1.9             32.2
1997                                     1.3             28.1
1998                                     1.2             27.5
1999                                     1.2             15.5
Later years                              4.6              6.2
                                       -----           ------
Total payments                          12.8           $141.3
Less amount representing interest       (4.0)          ======
                                       -----
Present value of net minimum lease
 payments                                8.8
Less current portion                    (1.6)
                                       -----
Net amount included in long-term debt  $ 7.2
                                       =====

Rental expense on operating leases was $61.9 million, $31.4 million, $31.7 million and $63.2 million for the year ended December 31, 1994, the six months ended December 31 and June 30, 1993 and the year ended December 31, 1992, respectively.


POSTEMPLOYMENT HEALTH CARE AND OTHER
INSURANCE BENEFITS

The Company provides health care and other insurance benefits, primarily life, for substantially all active, inactive and retired employees.  The health care plans are contributory and contain other cost-sharing features such as deductibles, lifetime maximums and copayment requirements.  The components of periodic expense and cash payments for postemployment benefits are as follows
(in millions):
                                 YEAR ENDED          SIX MONTHS ENDED          YEAR ENDED
                                  12/31/94        12/31/93    |   6/30/93       12/31/92
                                                              |
 Service cost - benefits                                      |
  earned during                                               |
  the period                       $  19.3          $  8.2    |   $  13.8        $  27.3
 Interest cost on                                             |
  accumulated benefit                                         |
  obligation                         131.3            71.1    |     107.0          217.3
 Net amortization and                                         |
  deferral                               -               -    |      14.8           38.0
                                   -------          ------    |   -------        -------
    Total expense                  $ 150.6          $ 79.3    |   $ 135.6        $ 282.6
                                   =======          ======    |   =======        =======
 Total cash payments               $ 132.5          $ 70.4    |   $  74.4        $ 150.6
                                   =======          ======    |   =======        =======

The actuarial and recorded liabilities for postemployment benefits are as follows at December 31 (in millions):
                                                              1994              1993
  Accumulated benefit obligation:
   Retirees                                               $ 1,342.7          $ 1,520.1
   Fully eligible active plan participants                    121.6              139.1
   Other active plan participants                             250.1              293.3
                                                          ---------          ---------
     Total                                                  1,714.4            1,952.5
  Unrecognized net actuarial gains (losses)                    63.0             (193.2)
  Total liability included in the                         ---------          ---------
   consolidated balance sheet                               1,777.4            1,759.3
  Less current portion                                       (131.3)            (157.4)
                                                          ---------          ---------
  Noncurrent liability                                    $ 1,646.1          $ 1,601.9
                                                          =========          =========

During 1994, the Company paid the cost of these benefits as they were incurred. However, as part of the 1994 United Steelworkers of America ("USWA") labor agreement, the Company will make contributions to a Voluntary Employee Beneficiary Association ("VEBA") Trust to prefund postemployment health care and other insurance benefits for covered retirees in addition to paying the cash costs for such benefits as they are incurred. Under the terms of the labor agreement, the Company is required to contribute to the VEBA Trust a minimum of $5 million annually and, under certain circumstances, additional amounts calculated as set forth in the labor agreement. The initial required contribution is expected to be $19 million in 1995.

The December 31, 1994 accumulated benefit obligation was determined under an actuarial assumption using a health care cost trend rate of 8.9% in 1995, gradually declining to 5.5% in the year 2001 and thereafter over the projected payout period of the benefits. The effect on the present value of the accumulated benefit obligation at December 31, 1994 of a 1% increase each year in the health care cost trend rate used would result in an increase of $126 million in the accumulated benefit obligation and a $13 million increase in the total 1994 service and interest components of expense. At December 31, 1993, the accumulated benefit obligation was determined under an actuarial assumption using a health care cost trend rate of 9.7% in 1994, gradually declining to 4.25% in the year 2001 and thereafter over the projected payout period of the benefits.

The accumulated benefit obligations were determined using an assumed discount rate of 9.0% at December 31, 1994 and 7.0% at December 31, 1993. The assumed discount rate was adjusted at December 31, 1994 to recognize the increase in interest rates relating to high-quality debt instruments. The assumed discount rate increase and related increase in the health care cost trend rate resulted in a net decrease in the accumulated benefit obligation of $232 million with the offsetting amount classified as an unrecognized net actuarial gain. The adjustment of these rates will result in an increase in annual expense of approximately $14 million. However, the changes will have no impact on near-term cash flows.

Postemployment benefits were adjusted to their estimated fair values at June 30, 1993. The adjustment resulted in a reduction of the liability of $514 million due to using more current experience information, the recognition of prior service costs and actuarial losses and giving effect to changes in the Company's health care plans.

PENSION BENEFITS

The Company has various pension plans covering substantially all of its employees. Current benefits for most employees are provided through defined contribution plans with benefits based on age and compensation levels. Pension costs for the defined contribution plans are accrued and funded on a current basis.

The Company also has defined benefit plans, most of which were affected by numerous actions which occurred during the Chapter 11 proceedings. The increase in post-reorganization pension costs is due to the restored pension plans. Benefits under the majority of the defined benefit plans are for past service only and are based on years of service and on average compensation for certain years. The majority of these plans will be funded through the year 2020 in accordance with the PBGC Settlement Agreement.


The components of pension cost are as follows (in millions):
                                 YEAR ENDED         SIX MONTHS ENDED        YEAR ENDED
                                  12/31/94       12/31/93  |   6/30/93       12/31/92
                                                           |
 Defined benefit plans:                                    |
   Service cost --                                         |
     benefits earned                                       |
     during the period            $    3.6      $    2.1   | $   1.6         $     3.3
   Interest cost on                                        |
     projected benefit                                     |
     obligation                      250.7         136.5   |    20.5              39.5
   Actual return                                           |
     on plan assets                  (14.9)        (64.5)  |   (15.7)            (15.3)
   Net amortization                                        |
     and deferral                   (119.6)         10.8   |     6.6              (4.0)
                                  --------      --------   | -------         ---------
     Net pension cost                                      |
       of defined                                          |
       benefit plans                 119.8          84.9   |    13.0              23.5
   Defined contribution                                    |
     plans                            44.3          21.3   |    21.2              35.2
                                  --------      --------   | -------         ---------
     Total expense                $  164.1      $  106.2   |    34.2         $    58.7
                                  ========      ========     =======         =========

 Plan assets consist substantially of equity securities listed on national exchanges, fixed income securities and cash equivalents. The assumed long-term rate of return on plan assets was 8.5% for 1994, 1993 and 1992.

                                                                        44

The following table sets forth the funded status of the Company's defined benefit pension plans (in millions):
                                                        AT DECEMBER 31, 1994                  AT DECEMBER 31, 1993
                                               PLANS WITH ASSETS     PLANS WITH       PLANS WITH ASSETS      PLANS WITH
                                                  IN EXCESS OF     OBLIGATIONS IN      IN EXCESS OF        OBLIGATIONS IN
                                                  OBLIGATIONS     EXCESS OF ASSETS      OBLIGATIONS       EXCESS OF ASSETS
Actuarial present value:
  Vested benefit obligation                     $        189.4    $       2,743.0        $       211.7       $      3,161.8
  Nonvested benefit obligation                            33.2              210.8                 26.6                265.3
                                                --------------     --------------        -------------       --------------
Accumulated benefit obligation                  $        222.6    $       2,953.8        $       238.3       $      3,427.1
                                                ==============     ==============        =============       ==============
Projected benefit obligation                    $        230.3    $       2,953.8        $       253.5       $      3,427.4
Plan assets at fair value                                245.7            1,764.9                266.8              1,306.4
                                                --------------     --------------        -------------       --------------
  Plan assets in excess of (less than)
    projected benefit obligation                         15.4           (1,188.9)                 13.3             (2,121.0)
Unrecognized initial net asset
  existing at transition                                 (1.1)                --                  (1.3)                  --
Unrecognized prior service cost                          14.9              162.2                   0.5                   --
Unrecognized net actuarial (gains) losses                (1.2)             (49.2)                 19.1                365.0
Adjustment required to recognize
  minimum liability -- shareholders' equity               --                (5.8)                   --               (364.8)
                    -- intangible asset                   --              (109.5)                   --                   --
 Prepaid (accrued) pension costs included       -------------     --------------         -------------       --------------
   in the consolidated balance sheet            $        28.0     $     (1,191.2)        $        31.6       $     (2,120.8)
                                                =============     ==============         =============       ==============

Accumulated benefit obligations and projected benefit obligations for defined benefit pension plans were determined using an assumed discount rate of 9.0% at December 31, 1994 and 7.0% at December 31, 1993. The assumed discount rate was adjusted at December 31, 1994 to recognize the increase in interest rates relating to high-quality debt instruments. The increased assumed discount rate decreased the accumulated benefit obligation by $541 million and decreased the shareholders' equity minimum pension liability adjustment account.
Pension benefit enhancements under the Company's 1994 USWA labor agreement increased the accumulated benefit obligation by approximately $176 million at December 31, 1994 and increased the intangible asset minimum pension liability adjustment account. These changes, along with the 1994 funding, will result in a 1995 pension expense of approximately $175 million.

TAXES

The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective January 1, 1993. Adoption of this standard did not materially impact the Company's consoli-dated financial statements.


The provision for income taxes is as follows (in millions):
                   YEAR ENDED              SIX MONTHS ENDED             YEAR ENDED
                    12/31/94         12/31/93     |        6/30/93       12/31/92
                                                  |
Current:                                          |
 Federal          $        0.9     $         0.5  |    $      (0.2)     $      1.4
 State                    (2.0)              1.8  |            1.6             3.4
 Foreign                   1.1               0.2  |            0.8             0.4
Deferred                  (0.3)             (0.6) |             --              --
Amount not payable                                |
  in cash                 72.5             159.0  |             --              --
                 -------------    --------------  |    -----------      ----------
                 $        72.2    $        160.9  |    $       2.2      $      5.2
                 =============    ==============  |    ===========      ==========

                                                                45
The Company reports federal income tax expense before consideration of pre-reorganization net deferred tax assets, including net operating losses.
To the extent that LTV realizes the benefits (through reduced cash tax payments) from pre-reorganization net deferred tax assets ($1.6 billion at December 31, 1994), such benefit amounts first reduce the intangible asset resulting from the reorganization value being in excess of amounts allocable to identifiable assets; and when such intangible asset is eliminated, such tax benefits will increase additional paid-in capital. The Company's actual income tax cash payments are, and will continue to be, significantly less than the total financial statement expense amounts as the benefits of pre-reorganization net deferred tax assets are being realized. The intangible asset amounted to $102.0 million at December 31, 1993 and was reduced to $26.9 million at December 31, 1994 due to realization of pre-reorganization tax benefits of $72.5 million and amortization of $2.6 million.

The income tax effects of the factors accounting for the differences between federal income tax computed at the statutory rate and the recorded provision are as follows (in millions):
                              YEAR ENDED        SIX MONTHS ENDED       YEAR ENDED
                               12/31/94       12/31/93 |    6/30/93      12/31/92
                                                       |
                                                       |
Tax provision at                                       |
   statutory rates            $   69.8       $  142.8  |  $   48.2     $   (30.6)
Increases (decreases)             ----           ----  |
   resulting from:                                     |
     Deductible                                        |
        reorganization-                                |
        related items             ----           ----  |     (96.2)          ----
     Net operating loss                                |
        for which no benefit                           |
        was recognized            ----           ----  |      44.6           24.4
     Alternative                                       |
        minimum tax               ----           ----  |      (0.2)           1.4
     Nondeductible                                     |
        Chapter 11                                     |
        administrative                                 |
        expenses                  ----           ----  |       8.6           11.4
     Percentage depletion                              |
        deduction                 (6.4)          (5.2) |      (5.2)          (8.2)
     Trust reversion              ----           ----  |      ----            3.0
     State and foreign taxes       8.1           21.9  |       2.4            3.8
     Other                         0.7            1.4  |      ----           ----
                              --------       --------  |  --------       --------
        Tax provision         $   72.2       $  160.9  |  $    2.2       $    5.2
                              ========       ========  |  ========       ========

Significant components of the Company's deferred tax assets and liabilities are as follows at December 31 (in millions):
                                                              1994                1993
 Deferred tax assets:
   Postemployment health care liability                     $   708.7           $  703.4
   Net operating loss carryforwards                             900.0              650.0
   Pension liability                                            421.6              850.8
   Other employee benefits                                      164.6              154.9
   Plant rationalization                                         71.4               65.2
   Safe harbor tax leases                                       134.2              140.3
   Other                                                         99.5               35.4
                                                            ---------          ---------
     Subtotal                                                 2,500.0            2,600.0
  Deferred tax liabilities:
   Tax over book depreciation                                  (807.8)            (758.6)
   Inventory and other                                          (92.2)            (141.4)
                                                            ---------          ---------
     Subtotal                                                  (900.0)            (900.0)
  Valuation allowance                                        (1,600.0)          (1,700.0)
                                                            ---------          ---------
     Total deferred taxes - net                             $     0.0          $     0.0
                                                            =========          =========



For income tax reporting purposes, LTV has a net operating loss carryforward of $2.5 billion for regular income taxes, $2.4 billion of which is not restricted as to use and will expire in the years 2000 through 2008. The balance of the regular income tax net operating loss carryforward expires in 1996 through 1998 and is restricted to offsetting future taxable income of the respective companies which generated the losses. LTV has a federal alternative minimum tax net operating loss carryforward of $1.4 billion which is unrestricted as to its use and will expire in the years 2001 through 2008. The Company's ability to reduce its future income tax payments through the use of its net operating loss carryforwards could be significantly limited on an annual basis if the Company were to undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986.

Alternative minimum taxes paid through 1994 of approximately $42 million are available as a credit carryforward. The credit carryforward period is not limited. Investment tax credit carryforwards were approximately $20 million at December 31, 1994. These credits, which are recognized using the "flow through" method, expire in 1995 through 2003.

SHAREHOLDERS' EQUITY

The shareholders' equity activity for the period from June 30, 1993 through December 31, 1994 is presented below (in millions). Information for periods prior to reorganization is not presented due to the general lack of comparability and because the revised capital structure of the Company consists of entirely new issues of Common and Preferred Stock.

                                           COMMON         COMMON STOCK                                    MINIMUM
                             CONVERTIBLE   STOCK                             ADDITIONAL                   PENSION
                              PREFERRED   HELD FOR      NUMBER                 PAID IN      RETAINED     LIABILITY    RESTRICTED
                                STOCK     ISSUANCE     OF SHARES    AMOUNT     CAPITAL      EARNINGS     ADJUSTMENT      STOCK
Balance, June 30, 1993        $   1.0     $  54.3         60.8     $  30.4    $ 274.3
Net income                                                                                 $ 247.2
Shares issued through
  public offering                                         23.0        11.5      287.0
Minimum pension
  liability adjustment                                                                                   $(364.8)
Preferred dividends paid                                                                      (1.1)
                              -------     -------      -------     -------    -------      -------       -------
Balance, December 31, 1993        1.0        54.3         83.8        41.9      561.3        246.1        (364.8)
Net income                                                                                   127.1
Shares issued:
  Public offering                                         13.6         6.8      250.4
  Stock plans and other                                    1.9         1.0        5.4                                  $  (3.2)
Conversion of stock              (0.5)      (54.3)         6.4         3.2       51.6
Unrealized losses
Minimum pension
  liability adjustment                                                                                     359.0
Preferred dividends paid                                   0.3         0.1        4.1         (6.5)
                              -------     -------      -------     -------    -------      -------       -------       -------
Balance, December 31, 1994    $   0.5     $    --        106.0     $  53.0    $ 872.8      $ 366.7       $  (5.8)      $  (3.2)
                              =======     =======      =======     =======    =======      =======       =======       =======



                                                  TOTAL
                                  MARKETABLE   SHAREHOLDERS'
                                  SECURITIES     EQUITY
Balance, June 30, 1993                          $ 360.0
Net income                                        247.2
Shares issued through
  public offering                                 298.5
Minimum pension
  liability adjustment                           (364.8)
Preferred dividends paid                           (1.1)
                                                -------
Balance, December 31, 1993                        539.8
Net income                                        127.1
Shares issued:
  Public offering                                 257.2
  Stock plans and other                             3.2
Conversion of stock                                   -
Unrealized losses                 $  (1.2)         (1.2)
Minimum pension
  liability adjustment                            359.0
Preferred dividends paid                           (2.3)
                                  -------       -------
Balance, December 31, 1994        $  (1.2)     $1,282.8
                                  =======       =======


LTV has authorized for issuance 20 million shares of Preferred Stock with a $1.00 par value. At December 31, 1994, the Company has 500,000 outstanding shares of Series B Convertible Preferred Stock ("Series B Preferred Stock"). This issue has a stated liquidation preference value of $50 million, is senior to all Common Stock and has voting rights approximating the Common Stock into which it can be converted. Dividends on the Series B Preferred Stock are payable quarterly in either cash or Common Stock, at the election of LTV, at the rate of 4.5% per annum on the stated value. Holders of the Series B Preferred Stock have the right to convert the stated value of their shares, in whole or in part, into Common Stock at a conversion price of $17.09 per share (potentially 2,925,688 shares). LTV will have the right to redeem the Series B Preferred Stock on and after June 28, 1996 at $52.3 million and declining to $50.0 million at June 28, 2000.

On June 28, 1994, the Series A Convertible Preferred Stock, and accrued dividends thereon, were mandatorily converted into 3.3 million shares of Common Stock. The Common Stock held for issuance represented a $50.0 million cash investment in LTV on June 28, 1993, which resulted in 3.3 million shares of Common Stock being issued on June 28, 1994.

In conjunction with the Joint Plan and as a provision of the 1993 USWA labor agreement, LTV became obligated to contribute 4.3 million shares of Common Stock on June 28, 1993 and 1.5 million shares of Common Stock on June 28, 1994 to its nonleveraged Employee Stock Ownership Plan ("ESOP").

During 1994, LTV issued 13.6 million shares of Common Stock pursuant to a public offering. The Company's net proceeds of $257.2 million from the offering were contributed to the Company's pension plans. During 1993, LTV issued 23.0 million shares of Common Stock pursuant to a public offering. The net proceeds from the offering were $298.5 million, of which $150.0 million was contributed to the Company's pension plans.

Common Stock reserved for potential future issuance includes the following:

a. Conversion of the Series B Preferred Stock and the convertible notes as previously discussed.

b. Per a settlement agreement ("Federal Tax Agreement") with the Internal Revenue Service ("IRS"), payments in six equal annual installments of cash or shares of Common Stock with an aggregate value of $6.5 million are required to be made to the IRS. On June 28, 1994, the first of these payments was satisfied with the issuance of 65,183 shares of Common Stock.

c. Per an agreement with the U.S. Environmental Protection Agency
   ("EPA"), certain (if any) future environmental claims can be settled in cash or Common Stock. Also, through June 28, 1997, if and when shares are actually issued under this agreement, the ESOP is to receive additional shares approximating 7.5% of such issued shares.
d. The Company's Joint Plan provided for the issuance of 8.5 million Series A Warrants. Each Series A Warrant is exercisable for 0.5582 of a share of Common Stock at $16.28 per each full share purchased. The Series A Warrants are exercisable through June 28, 1998, and through December 31, 1994, 27,800 warrants have been exercised.
e. Under the 1994 USWA labor agreement, certain bonuses may be paid in cash or Common Stock, and the Company has reserved 1.7 million shares for such potential use.

The Company has also reserved for future issuance 3.5 million shares of LTV
Common Stock under incentive programs authorizing the granting of stock options and restricted stock awards to directors, officers and other key employees. The stock incentive programs are designed to encourage a personal investment in LTV
Common Stock from participating individuals.  The options to purchase Common
Stock are outstanding for terms of 10 years from date of grant and are granted at prices not lower than market price at date of grant. Transactions related to stock options under these programs are summarized as follows:

                                YEAR ENDED         |     SIX MONTHS ENDED
                                 12/31/94          |         12/31/93
                            SHARES      PRICE      |    SHARES        PRICE
                                                   |
Stock options:                                     |
  Options outstanding at                           |
   beginning of period      934,000     $ 15.38    |            -     $     -
  Granted                   272,705    16.53-19.33 |      934,000       15.38
  Exercised                 (22,066)      15.38    |            -           -
  Canceled                  (37,000)      15.38    |            -           -
                          ---------  ------------- |      -------     -------
  Options outstanding                              |
   at end of period       1,147,639  $15.38-$19.33 |      934,000     $ 15.38
                          =========  ============= |      =======     =======
  Options exercisable                              |
   at end of period         297,896  $15.38-$16.53 |           -
                          =========  ============= |      =======



Also, under the programs described above, 191,430 restricted shares of the Company's Common Stock were awarded during 1994 at market prices ranging from $15.75 to $18.88. All of the 191,430 shares remained restricted at the end of 1994. The market value of restricted stock awarded has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. Unearned compensation is being amortized to expense over the five-year vesting period.

EARNINGS PER SHARE

Earnings per share data prior to emergence from Chapter 11 proceedings are not presented due to the general lack of comparability and because the revised capital structure of the Company consists of entirely new issues of Common and Preferred Stock.

Primary earnings per share calculations for the year ended December 31, 1994 and the six months ended December 31,1993 are based on average common and com-mon equivalent shares outstanding of 98.7 million and 77.0 million, respectively. Common equivalent shares principally included Common Stock that is issuable in exchange for the Series B Preferred Stock and for outstanding Series A Warrants.

Fully diluted earnings per share calculations for the year ended December 31, 1994 and the six months ended December 31, 1993 are based on fully diluted shares outstanding of 103.8 million and 82.6 million, respectively. Fully diluted shares were determined by increasing the primary shares outstanding to reflect the Common Stock issuable upon conversion of the convertible notes.

COMMITMENTS AND CONTINGENCIES

The Company is the subject of various threatened or pending legal actions, contingencies and commitments in the normal course of conducting its business. The Company provides for costs relating to these matters when a loss is probable and the amount is reasonably estimable. The effect of the outcome of these matters on the Company's future results of operations and liquidity cannot be predicted because any such effect depends on future results of oper-ations and the amount and timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position of the Company.

LTV is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal in the normal course of conducting its business. As part of LTV's reorganization in 1993, an agreement ("Environmental Settlement Agreement" or "ESA") with the EPA was reached. The ESA resolved or provided the means to resolve a significant portion of the Company's environmental-related liabilities and also provided a basis for settlement agreements concerning the envi-ronmental claims of several states. The ESA settled certain Superfund Site liabilities identified at the time of reorganization for $33 millon as general unsecured claims. Management believes that future prepetition environmental claims, if any, which are not covered by the ESA, will be subject to the dischargeability provisions of the Federal Bankruptcy Code or to the provisions of the Joint Plan. General liabilities from postpetition acts were not discharged or in any manner affected by the reorganization. In addition, the Company retains responsibility for environmental obligations for prop-erties owned at confirmation of the Joint Plan regardless of when the conduct which gives rise to the liability occurred.

The Company has incurred and will continue to incur substantial capital expenditures and operating and maintenance expenses in complying with environmental standards and laws. In particular, the 1990 Clean Air Act Amendments require progressively more stringent air emission quality stan-dards. Additionally, the EPA, in general, interprets the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), as granting the EPA authority to require companies to clean up plant sites where hazardous wastes have been used (and are being or may be released into the environment), even if such sites are not subject to the permitting requirements of RCRA. If the EPA were to require the Company to clean up its facilities under RCRA, the costs to the Company could be substantial. If any of the Company's facilities are unable to meet required environmental standards, those operations could be temporarily or permanently closed.

The Company's policy is to accrue environmental remediation liabilities when it is probable a liability exists and the costs can be reasonably estimated. The Company's estimates of these costs are based on existing technology, current enacted laws and regulations and site-specific undiscounted costs. The lia-bilities are adjusted when the effect of new facts or changes in law or technology is determinable. The Company's liability for environmental remediation totaled $105 million and $121 million at December 31, 1994 and 1993, respectively. Other environmental expenditures that are principally maintenance or preventive in nature are expensed when incurred.

A 1993 agreement with the USWA provided that a portion of the requirements with respect to certain postemployment benefits would be secured by a junior lien ($200 million at December 31, 1994 and increasing to $250 million on June
28, 1995) on collateral with an unencumbered fair market value of at least $500 million. The initial security was provided by the grant of a mortgage on facilities having a carrying value of approximately $500 million.

FINANCIAL INSTRUMENTS

Cash equivalents are investments in highly liquid, low-risk money market mutual funds and commercial paper with maturities of three months or less and are classified as held-to-maturity. The carrying amount of these assets approxi-mates fair value. The Company carries marketable securities at fair value.
The carrying amount of the Company's long-term debt approximates fair value at December 31, 1994 and 1993 due to the debt's origination in 1993 combined with market interest rates.

LTV owns a preferred stock asset with a carrying value of $25 million related to the sale of its aircraft division. The preferred stock is subject to redemption at the option of LTV beginning September 1997 and is subject to redemption at the option of the issuer beginning March 1998. The aggregate redemption price and the liquidation preference of the preferred stock is $25 million, plus accrued and unpaid dividends. Dividends are payable quarterly at an annual rate of 11.5% and are cumulative. The estimated discounted cash flow value of the preferred stock asset approximates its carrying value at December 31, 1994 and 1993.

The Company has entered into futures contracts to reduce its exposure to fluctuations in costs caused by the price volatility of certain metal commodities and natural gas supplies. The Company does not engage in speculation and the results of these hedging transactions become part of the cost of the commodity or supply being hedged. At December 31, 1994 and 1993, the purchase value of these contracts totaled $12 million and $43 million, respectively. The contracts extend for periods up to two years. At December 31, 1994 and 1993, the fair value of the contracts, which is based on quoted mar-ket prices, approximated the carrying value of zero.

Outstanding letters of credit totaled $120.7 million and $139.3 million at December 31, 1994 and 1993, respectively. The letters of credit guarantee performance to third parties of various trade activities and tax benefit transfer agreements. Fair value estimated on the basis of fees paid to obtain the obligations is not material at December 31, 1994 and 1993.

LTV has guaranteed approximately $13 million per year through January 1999 for a joint venture's operating lease rental obligation. The Company has guaranteed $5 million of debt of a company whose facilities are leased by the Company. The Company does not believe it is practicable to estimate the fair value of the guarantees and does not believe exposure to loss is likely.

SPECIAL CREDITS

The Company recorded special credits of $400.6 million during the six months ended December 31, 1993, $191.0 million during the six months ended June 30, 1993 and $60.0 million during the year ended December 31, 1992. The $400.6 million included $370.6 million which is a gain from a settlement related to an antitrust judgment against the Bessemer and Lake Erie Railroad Company. The other special credits related to a note receivable and revertible trusts which were established in connection with the sale of the bar division in 1989 and the Warren, Ohio, facility in 1988. Upon selling these steel facilities, the Company placed assets in revertible trusts which would provide funds under specific circumstances to pay for certain former employees' benefits. The required specific circumstances did not occur and the trusts reverted to the Company. Proceeds from these items were deposited into the restored pension plans.

DISCONTINUED OPERATIONS

During 1992, all of the remaining operating businesses of the aerospace and defense group were sold and their results were reported as discontinued operations. The 1992 results included income from aerospace and defense operations of $96.8 million (which included an income tax benefit of $2.9 million) and a gain on the sale of the operations of $737.0 million (which is net of an income tax charge of $4.9 million). Net sales of the aerospace and defense operating businesses through their respective dates of closing were approximately $1.50 billion in 1992.

EXTRAORDINARY CHARGE

During 1992, the Company recorded an extraordinary charge of $140 million to recognize a liability related to the requirements of the Coal Industry Retiree Health Benefit Act of 1992 ("Coal Retiree Act"). No tax benefit was recog-nizable on this extraordinary charge. The Coal Retiree Act created a new multiemployer benefit plan called the United Mine Workers of America ("UMWA") Combined Benefit Fund, which began providing medical and death benefits in 1993 to qualifying UMWA beneficiaries.

OTHER FINANCIAL DATA

Items charged to expense include the following (in millions):

                         YEAR ENDED       SIX MONTHS ENDED         YEAR ENDED
                          12/31/94    12/31/93   |    6/30/93       12/31/92
                                                 |
Research and                                     |
  development              $  15.2     $   7.6   |    $   7.5       $   15.4
Maintenance and repairs      491.2       238.2   |      238.4          473.9
Taxes, other than payroll                        |
  and income taxes            36.8        21.0   |       20.4           37.9



Interest and other income includes a gain of $38.1 million in 1992 related to the collection of a note receivable which had been fully reserved.

Supplemental cash flow information is presented as follows (in millions):

                         YEAR ENDED       SIX MONTHS ENDED         YEAR ENDED
                          12/31/94    12/31/93   |    6/30/93       12/31/92
                                                 |
Changes in assets                                |
  and liabilities:                               |
  Receivables             $  (38.4)   $  (63.2)  |   $  (8.8)       $  (39.5)
  Inventories                 10.5        52.6   |      24.3           (30.5)
  Other assets                 0.4        17.1   |       1.2             7.5
  Accounts payable            30.7        31.4   |      16.0            (2.4)
  Other liabilities          (32.9)      (37.6)  |     (52.0)          (23.2)
                          --------    --------   |   -------        --------
     Total                $  (29.7)   $    0.3   |   $ (19.3)       $  (88.1)
                          ========    ========   |   =======        ========
Interest payments         $   18.0    $    5.6   |   $   1.8        $    3.9
Income tax payments            0.7         1.0   |       5.4             3.5
Capitalized interest           7.7         4.6   |       7.4            13.9
Capitalized lease                                |
  obligations incurred         1.5         0.8   |       0.9             2.4
Marketable securities:                           |
  Purchases                1,719.0           -   |         -               -
  Unrealized loss              1.2           -   |         -               -
  Sales and maturities     1,360.3           -   |         -               -


COMPANY REORGANIZATION

The Company's emergence from Chapter 11 proceedings was accomplished through a series of mutually dependent transactions and agreements. The Joint Plan provided for, among other things, recoveries for certain creditors which included cash, shares of newly issued LTV Common Stock, Series A Warrants and a variety of other assets. Special agreements were negotiated in order to satisfy certain claims, including, among others, the PBGC Settlement Agreement regarding the amount and the timing of funding of LTV's restored pension plans, the Environmental Settlement Agreement and the Federal Tax Agreement.

Claims and liabilities totaling $5.75 billion on the Effective Date were discharged for consideration of $1.55 billion in cash, $52 million in other assets, and the issuance of LTV Common Stock and Series A Warrants. A nontaxable extraordinary gain of $3.93 billion was recorded on this debt dis-charge because the consideration was less than the recorded liabilities. Certain prepetition claims and liabilities, the most significant of which was the Company's obligation for the restored pension plans, were not discharged as part of the Joint Plan and were reclassified to their respective consolidated balance sheet accounts.

Reorganization items recognized on the consolidated statement of income of $30.7 million in the six months ended June 30, 1993 consist of a $1.0 billion increase to allowed claims for pension plans in excess of recorded amounts, a $1.14 billion net gain on fair value adjustments to the Company's assets and liabilities, $132.6 million of professional fees and expenses and $22.3 million of interest earned on accumulated cash. The 1992 reorganization items include professional fees and expenses of $36.7 million, which are offset by interest earned on accumulated cash of $51.1 million. The reorganization items relate only to the period that the Company was operating under the protection of Cbapter 11.

LTV's financial advisors assisted the Company and the Bankruptcy Court in determining the reorganization value and the resulting beginning equity value. In determining the overall reorganization value, the trading value of compara-ble U.S. integrated steel companies (adjusted for long-term obligations) was the major factor utilized. This method was used due to the highly cyclical nature of the steel industry and was viewed as providing a more accurate estimate than would have been provided through the use of a discounted cash flow analysis or other methodologies. Adjustments to reflect the fair value of individual assets and liabilities were based on independent reviews and valuations, discounted cash flows, actuarial valuations and other studies.

The portion of reorganization value not attributable to specific tangible or identified intangible assets has been reflected as an intangible asset which totaled $26.9 million at December 31, 1994. The intangible asset is being reduced by the realization of pre-reorganization tax benefits and is amortized on the straight-line basis over 20 years.

BUSINESS SEGMENTS

The steel segment includes the production and sale of a diversified line of carbon steel products consisting of hot rolled and cold rolled sheet, galvanized, tin mill and other flat rolled coated products; tubular products; and the mining of iron ore. The energy products segment includes the manufacture and sale of oil and gas drilling and production equipment, and the sale of tubular products, oilfield supplies and industrial supplies. Corporate includes general and administrative expenses which are not allocated to the other business segments.

Operating income (loss) represents total sales less cost of products sold and operating expenses. Cost of products sold from the steel segment has been reduced by the equity in earnings of raw material and other affiliates of approximately $14.7 million, $1.7 million, $9.5 million and $12.9 million for the year ended December 31, 1994, the six months ended December 31 and June 30, 1993 and the year ended December 31, 1992, respectively. In determining operating income (loss) by business segment, none of the following have been added or deducted: interest expense, income taxes, reorganization items and nonoperating interest and other income.

The Company's sales to the automotive market have approximated 30% of the steel segment's sales over each of the last three years. The steel segment also sells to the steel service center and converter markets which, in turn, sell to the automotive and other industries. Management does not believe significant credit risk exists at December 31, 1994.

Sales for the year ended December 31, 1994, the six months ended December 31 and June 30, 1993 and the year ended December 31, 1992 to the Company's largest customer, General Motors Corporation, represented approximately 10%, 10%,
14% and 13%, respectively, of consolidated sales.

Included in identifiable assets of the steel segment are investments in and advances to unconsolidated raw material joint ventures of $44.0 million, $44.8 million and $43.9 million at December 31, 1994, 1993 and 1992, respectively.

Segment information is outlined in the following summary (in millions):
                                   NET SALES                                              OPERATING INCOME (LOSS)

                YEAR ENDED      SIX MONTHS ENDED        YEAR ENDED              YEAR ENDED      SIX MONTHS ENDED        YEAR ENDED
                 12/31/94     12/31/93  |   6/30/93       12/31/92                12/31/94     12/31/93  |  6/30/93      12/31/92
                                        |                                                                |
Steel           $4,233.3      $2,010.5  |  $1,857.7       $3,564.9                 $ 201.1     $ 408.6(a)|  $ 114.8(b)   $(118.2)(c)
Energy products    299.2         161.3  |     135.6          262.5                    (1.2)        4.0   |      1.9         (3.8)
Corporate              -             -  |         -              -                   (11.4)       (2.8)  |     (6.7)       (14.9)
Intersegment                            |                                                                |
  (at market)       (3.3)         (1.2) |      (0.7)          (1.5)                      -           -   |        -            -
                --------      --------  |  --------        --------                -------     -------   |  -------     --------
                $4,529.2      $2,170.6  |  $1,992.6        $3,825.9                $ 188.5     $ 409.8   |  $ 110.0     $ (136.9)
                ========      ========     ========        ========                =======     =======      =======     ========
- ----------------------------------------------------------------------------------------------------------------------------------

                      IDENTIFIABLE ASSETS                 CAPITAL EXPENDITURES                 DEPRECIATION AND AMORTIZATION
                                                YEAR ENDED  SIX MONTHS ENDED  YEAR ENDED YEAR ENDED   SIX MONTHS ENDED  YEAR ENDED
                12/31/94  12/31/93 |  12/31/92   12/31/94  12/31/93  6/30/93   12/31/92   12/31/94   12/31/93 |  6/30/93  12/31/92
                                   |                               |                                           |
                                   |                               |                                           |
Steel          $4,686.9   $5,170.0 |  $4,320.4   $ 233.9   $ 127.3 |  $ 195.9    $ 311.0    $ 241.8    $ 124.3 | $ 112.4   $ 207.8
Energy products   152.9      149.2 |     135.4       6.1       2.2 |      1.9        2.3        3.4        1.6 |     2.0       4.8
Corporate         749.4      475.9 |   1,767.3         -         - |        -          -          -          - |       -       0.8
               --------   -------- |  --------   -------   ------- |  -------    -------    -------    ------- | -------   -------
Total continuing                   |                               |                                           |
  operations    5,589.2    5,795.1 |   6,223.1     240.0     129.5 |    197.8      313.3      245.2      125.9 |   114.4     213.4
Discontinued                       |                               |                                           |
  operations(d)       -          - |         -         -         - |        -       34.8          -          - |       -      27.9
               --------   -------- |  --------   -------   ------- |  -------    -------    -------    ------- | -------   -------
               $5,589.2   $5,795.1 |  $6,223.1   $ 240.0   $ 129.5 |  $ 197.8    $ 348.1    $ 245.2    $ 125.9 | $ 114.4   $ 241.3
               ========   ======== |  ========   =======   ======= |  =======    =======    =======    ======= | =======   =======

a  Included special credits of $370.6 million related to an antitrust settlement and $30.0 million from the collection of a note receivable.
b  Included a special credit of $191.0 million from the anticipated receipt of assets held in trust.
c  Included a special credit of $60.0 million from the anticipated receipt of assets held in trust.
d  In 1992, the Company completed the sale of the aerospace and defense businesses. Depreciation and amortization for the former aerospace and defense business segment are included in discontinued operations.


MANAGEMENT AND AUDITORS' REPORTS                                51

REPORT OF MANAGEMENT

The management of The LTV Corporation is responsible for the preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles appropriate in the circumstances. Management is also responsible for the determination of estimates and judgments used in the financial statements, and the preparation of other financial information included in this annual report to shareholders. The financial statements have been audited by Ernst & Young LLP, independent auditors.

The management of the Company is responsible for and maintains an accounting system and related internal controls that it believes are sufficient to provide reasonable assurance that assets are safeguarded against unauthorized acquisition, use or disposition, that transactions are executed and recorded in accordance with management's authorization and that the financial records are reliable for preparing financial statements. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of those factors requires estimates and judgments. The system is tested and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit. Management responds to all significant recommendations of the internal and independent auditors and makes changes to the systems when appropriate.

The Board of Directors has an Audit Committee of Directors who are not members of management. The Committee meets with management, the internal auditors and the independent auditors in connection with its review of matters relating to the Company's annual financial statements; the Company's internal audit program; the Company's system of internal accounting controls; and the services of the independent auditors. The Committee also periodically meets with inter-nal auditors as well as the independent auditors, without management present, to discuss appropriate matters. In addition, the internal auditors and the independent auditors have full and free access to meet with the Committee, with or without management representatives present, to discuss the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.

                  David H. Hoag

                  David H. Hoag
             Chairman of the Board,
     President and Chief Executive Officer


                Arthur W. Huge

                Arthur W. Huge
 Senior Vice President and Chief Financial Officer


                William C. Armbruster

                William C. Armbruster
            Vice President and Controller

                 January 26, 1995

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
The LTV Corporation

We have audited the accompanying consolidated balance sheet of The LTV Corporation ("the Company") as of December 31, 1994 and 1993 and the related consolidated statements of income and cash flows for the year ended December 31, 1994, the six months ended December 31, 1993, the six months ended June 30, 1993 and the year ended December 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in the Summary of Significant Accounting Policies and Company Reorganization notes to consolidated financial statements, effective June 28, 1993, the Company emerged from bankruptcy. In accordance with an American Institute of Certified Public Accountants' Statement of Position, the Company has adopted "fresh start" reporting whereby its assets, liabilities and new capital structure have been adjusted to reflect estimated fair values as of June 30, 1993. As a result, the consolidated financial statements for periods subsequent to June 30, 1993, reflect this basis of reporting and are not necessarily comparable to the Company's pre-reorganization consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The LTV Corporation at December 31, 1994 and 1993 and the consolidated results of their operations and their cash flows for the year ended December 31, 1994, the six months ended December 31,1993 and June 30, 1993 and for the year ended December 31, 1992, in conformity with generally accepted accounting principles.

                        Ernst & Young LLP

                        Ernst & Young LLP
                         Cleveland, Ohio

                        January 26, 1995

                                                                                                                                52
FINANCIAL SUMMARY
(dollars in millions, except per share data)

                                               1994           1993            1992             1991
SUMMARY OF OPERATIONS FOR THE YEAR
      Sales:
         Steel                              $4,233.3        $3,868.2       $3,564.9          $3,392.5
         Energy products                       299.2           296.9          262.5             309.9
         Sales between segments                 (3.3)           (1.9)          (1.5)             (0.7)
                                            --------        --------       --------          --------
            Total                           $4,529.2        $4,163.2       $3,825.9          $3,701.7
                                            ========        ========       ========          ========
      Operating income (loss):
         Steel                              $  201.1        $  (68.2)      $ (178.2)         $ (208.7)
         Energy products                        (1.2)            5.9           (3.8)            (15.5)
         Corporate                             (11.4)           (9.5)         (14.9)            (13.3)
         Special  credits (charges)                -           591.6           60.0                 -
                                            --------        --------       --------          --------
            Operating income (loss)            188.5           519.8         (136.9)           (237.5)
      Interest expense                          15.3            10.0            4.3               4.3
      Interest and other income                 26.1             9.5           36.9              59.9
      Income tax provision                      72.2           163.1            5.2            (124.0)
                                            --------        --------       --------          --------
         Income (loss) from
          continuing operations             $  127.1        $  356.2       $ (109.5)         $  (57.9)
                                            ========        ========       ========          ========
      Net income (loss)                     $  127.1        $4,314.9       $  598.7          $   74.1
                                            ========        ========       ========          ========
      Earnings per share
       (fully diluted)                      $   1.27              NM            NM                 NM
      Cash dividends per
       common share                                -               -             -                  -
FINANCIAL POSITION AT YEAR END
      Working capital                       $1,188.2        $  882.7       $2,048.4          $1,975.2
      Total assets                           5,589.2         5,795.1        6,223.1           6,685.2
      Property, net                          3,208.0         3,216.8        2,953.2           3,121.0
      Long-term debt                           190.3           186.3            7.7               9.0
      Other noncurrent obligations           3,236.5         3,668.6        9,487.0          10,307.8
      Shareholders' equity (deficit)         1,282.8           539.8       (4,129.3)         (4,731.6)
OTHER FINANCIAL INFORMATION
      Property additions:
         Steel                              $  233.9        $  323.2       $  311.0          $  333.5
         Energy products                         6.1             4.1            2.3               4.0
      Depreciation                             245.2           240.3          213.4             182.5
OTHER OPERATING DATA
      Steel-Raw steel production
            (millions of tons)                   8.3             7.9            8.3               7.7
           -Continuous cast                     100%             86%            77%               80%
           -Shipment
             (millions of tons)                  8.0             7.6            7.2               6.6
           -Operating rate                       99%             81%            85%               78%
      Employees:
         Steel                                15,300          15,700         16,400            17,200
         Energy products                       1,200           1,300          1,400             1,500

Note  Refer to "Company Reorganization" note to the consolidated financial statements for a discussion of the Company's emergence from Chapter 11 proceedings. The fully diluted earnings per share for the six months ended December 31, 1993 totaled $3.03.
      Earnings per share data prior to the Company's mid-1993 emergence from Chapter 11 proceedings are not presented due to the general lack of comparability and because the revised capital structure of the Company consists of entirely new issues of
      Common and Preferred Stock. Reorganization items have been excluded from income statement information in the summary above other than the net income line as this presentation is more meaningful with respect to an understanding of the post-reorganization operating results, since no reorganization items have occurred after June 1993.

NM    Not meaningful.

                                                                                                                      53



     1990            1989            1988             1987             1986              1985              1984


  $3,860.4         $4,086.0        $ 4,874.4        $4,805.9         $ 4,469.0         $ 5,375.4         $ 4,521.5
     318.4            268.3            291.1           258.0             286.9             591.7             647.0
      (0.7)            (0.1)            (3.0)           (2.4)             (4.3)            (22.7)            (70.9)
  --------         --------        ---------        --------         ---------         ---------         ---------
  $4,178.1         $4,354.2        $ 5,162.5        $5,061.5         $ 4,751.6         $ 5,944.4         $ 5,097.6
  ========         ========        =========        ========         =========         =========         =========

  $   55.7         $  310.3        $   423.2        $  374.8          $   95.8         $  (227.0)        $  (217.4)
       8.1              4.7              5.5             6.1             (36.4)            (25.6)            (73.1)
     (14.7)            (9.1)           (15.4)           (5.1)             (7.4)            (13.4)            (10.1)
         -                -         (1,275.2)              -          (3,095.0)           (380.0)                -
  --------         --------        ---------        --------         ---------         ---------         ---------
      49.1            305.9           (861.9)          375.8          (3,043.0)           (646.0)           (300.6)
       6.8              6.5              7.5            28.2             203.0             318.9             250.6
      52.3             46.8             25.5             0.6               9.3              31.3              20.8
      17.4             21.8             23.0            15.1               7.7               1.8             (27.4)
  --------         --------        ---------        --------         ---------         ---------         ---------

  $   77.2         $  324.4        $  (866.9)       $  333.1         $(3,244.4)        $  (935.4)        $  (503.0)
  ========         ========        =========        ========         =========         =========         =========
  $   70.9         $  264.9        $(3,153.6)       $  502.6         $(3,268.3)        $  (723.9)        $  (378.2)
  ========         ========        =========        ========         =========         =========         =========

       NM               NM                NM              NM                NM                NM                NM

        -                -                 -               -                 -                 -         $    0.19

  $1,922.1         $1,860.2        $ 1,794.8        $1,616.7         $ 1,763.9         $   185.3         $   576.5
   6,511.2          6,336.2          6,163.0         5,706.1           5,498.7           6,306.7           6,926.0
   3,051.2          2,894.9          2,640.5         2,693.3           2,621.6           3,222.6           3,502.3
      12.6             16.8             18.5            25.2             108.2           2,142.4           2,226.9
  10,191.6         10,009.4         10,097.6         6,537.6           7,023.7           1,171.3           1,121.7
  (4,845.3)        (4,919.8)        (5,183.4)       (2,041.5)         (2,575.6)            652.2           1,366.2


  $  336.5         $  355.5        $   351.8        $  286.6         $   102.1         $   112.1         $   140.9
       7.4              2.4              2.9             2.1               5.0               7.4               7.9
     187.7            185.7            204.6           219.3             213.5             226.9             177.9


       8.2              8.4             10.5            11.5              11.1              13.1              10.0
       76%              74%              60%             54%               54%               45%               34%

       7.3              7.6              9.0             9.7               9.2              10.7               8.3
       84%              86%              91%             91%               61%               62%               54%

    16,800           17,800           18,400          26,700            26,800            33,600            39,000
     1,600            1,500            1,500           1,600             1,400             3,000             3,200


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)                             54

         The following table presents quarterly financial information (in millions, except per share data):
                                                       FIRST      SECOND         THIRD       FOURTH
                                                      QUARTER     QUARTER       QUARTER     QUARTER
         Net sales
            1994                                     $1,064.9    $1,128.4       $1,130.5    $1,205.4
            1993                                     $  988.8    $1,003.8       $1,053.2    $1,117.4
         Operating income (loss)
            1994                                     $   18.4    $   59.2       $   52.3    $   58.6
            1993                                     $  (49.9)   $  159.9(a)    $    0.9    $  408.9(b)
         Income (loss) before extraordinary items
            1994                                     $   15.3    $   37.5       $   34.1    $   40.2
            1993                                     $  (47.7)   $  187.4       $    0.4    $  246.8
         Net income (loss)
            1994                                     $   15.3    $   37.5       $   34.1    $   40.2
            1993                                     $  (47.7)   $4,115.4(c)    $    0.4    $  246.8
         Earnings per share
            Primary-1994                             $   0.16    $   0.40       $   0.35    $   0.37
            Fully diluted-1994                       $   0.16    $   0.39       $   0.35    $   0.36
            Primary-1993(d)                                                     $   0.00    $   2.99
            Fully diluted-1993(d)                                               $   0.00    $   2.82

a Included a special credit of $191.0 million from the anticipated receipt of assets held in trust.
b Included special credits of $370.6 million related to an antitrust settlement and $30.0 million from the collection of a note receivable.
c Included an extraordinary gain of $3.93 billion on the discharge of prepetition claims and liabilities.
d Earnings per share data prior to the Company's reorganization are not meaningful.


SHAREHOLDERS' INFORMATION

ANNUAL MEETING           The LTV Corporation's 1995 annual
meeting will be held on Friday, April 28, 1995, at 10:00 a.m. (Cleveland time) in the Gold Room (third floor) of the Stouffer Renaissance Cleveland Hotel, 24 Public Square, Cleveland, Ohio.

10-K REPORT AVAILABLE               A copy of LTV's 1994 Annual
Report on Form 10-K filed with the Securities and Exchange
Commission is available without charge upon request.

Address requests to: Secretary, The LTV Corporation, P.O. Box 6778, Cleveland, OH 44101.

SHAREHOLDER COMMUNICATIONS              Information is mailed
to registered shareholders from time to time to keep them informed of the Company's activities and financial status. All such information is available to any person interested in LTV.

Address requests to: Investor Relations, The LTV Corporation,
P.O. Box 6778, Cleveland, OH 44101.

COMPANY CONTACTS            The following individuals may be
contacted in writing at The LTV Corporation, P.O. Box 6778,
Cleveland, OH 44101.

Media Contact
Mark R. Tomasch, Senior Director, Corporate Affairs

Financial Community Contact
Eric W. Evans, Senior Director, Investor Relations

QUARTERLY REPORTING              LTV typically releases
earnings announcements on the last Friday of the month immediately following each quarter end. The Company does not publish quarterly reports due to the expense and lack of timeliness of traditional quarterly reports. Instead, LTV's quarterly earnings releases contain all of the financial information typically found in quarterly reports.

LTV issues all of its corporate news releases through PR Newswire (PRN), which can be accessed by CompuServe and America On-Line subscribers. PRN is available through CompuServe in the Executive News Service. To access LTV news releases, type GO ENS, select Company News by Ticker, and enter "LTV" as the stock ticker symbol. PRN is available through America
On-Line in the Business News Section of the News and Finance Department. Use the News Search function to search for the full text of LTV news releases.

PRN releases are also available on the Internet through Quote.com and Delphi, among others. Several other databases carry PRN releases, including Lexis/Nexis, Dialog, Dow Jones
News/Retrieval and Bloomberg.

In addition, it is possible to obtain faxed copies of recent LTV corporate news releases by calling Company News on Call at 1-800-758-5804. This electronic, menu-driven system will request a six-digit code (516787) and allow you to request specific LTV releases to be sent to your fax machine. LTV also maintains a supplemental mailing list for those shareholders wishing to receive copies of the Company's quarterly earnings releases.

COMMON STOCK AND SERIES A WARRANT INFORMATION
LTV's Common Stock and Series A Warrants are listed on the New York Stock Exchange ("NYSE") under the stock symbols: LTV and LTVWS. The approximate number of holders of record of LTV's Common Stock and Series A Warrants as of December 31, 1994, was 30,020 and 26,393, respectively.


In connection with the issuance of shares of Common Stock pur-suant to the Company's reorganization plan, trading of Common Stock commenced on the NYSE on a "when-issued" basis on June
29, 1993, and on a "regular-way" basis on July 30, 1993. Although common stock of the Company was publicly traded prior to June 29, 1993, such old common stock (CUSIP 502210107) was canceled as a part of LTV's reorganization. Old common stock certificates are exchangeable for LTV Series A Warrants on the basis of 100 shares of old common stock for approximately 1.16 Series A Warrants.

A holder of Series A Warrants is entitled to purchase 0.5582 shares of LTV Common Stock for each Series A Warrant held at an exer-cise price of $16.28 per each full share of LTV Common Stock pur-chased. The Series A Warrants expire on June 28,1998.

COMMON STOCK AND SERIES A WARRANT TRADING INFORMATION
The following table sets forth the high, low and closing prices and trading volume of LTV Common Stock and Series A Warrants as reported on the NYSE Composite Tape for the quarterly periods during which the securities have been outstanding.

                               COMMON STOCK                        VOLUME
1993                      HIGH       LOW        CLOSE          (IN THOUSANDS)
3rd Quarter             $12.75       $10.00     $10.75             11,767
4th Quarter              16.25        10.50      16.13             30,063

1994
1st Quarter             $18.25       $14.38     $15.00             25,551
2nd Quarter              17.63        14.00      15.38             15,778
3rd Quarter              21.25        15.38      20.63             38,454
4th Quarter              21.00        15.38      16.50             36,528

                                SERIES A WARRANTS                  VOLUME
1993                      HIGH       LOW        CLOSE          (IN THOUSANDS)
3rd Quarter              $4.13      $3.13       $3.75                938
4th Quarter               4.25       3.00        4.13              1,961

1994
1st Quarter              $6.25      $3.50       $4.00              2,181
2nd Quarter               4.75       3.50        3.63                952
3rd Quarter               5.75       3.63        5.38              1,708
4th Quarter               5.63       3.50        3.75              1,029

TRANSFER AGENT
Mail
Society National Bank, P.O. Box 6477,
Cleveland, OH 44101-1477

Hand Deliver
Society National Bank, Shareholder Services,
2073 East 9th Street, 4th Floor, Cleveland, OH 44115

DUPLICATE MAILINGS              Shareholders occasionally receive dupli-
cate mailings, usually because the shareholder owns more than one class of security or because shares are held in slightly different names. Duplicate mailings may also result when other members of a household own stock in their own names. The Company is required by law to mail to each name on the shareholder list unless the shareholder requests that duplicate mailings be eliminated. To eliminate duplicate mailings, forward mailing labels indicating which name to retain on the mailing list and which name(s) to delete. A request for deletion of name from the mailing list will not affect proxy mailings. Send requests to the Secretary of the Company.