Form 10-K405, Exhibit 13
period 1995-12-31
LTV CORP
filed 1996-02-22
CIK 60731

30

MANAGEMENT'S DISCUSSION AND ANALYSIS
_______________________________________________________________________________

The LTV Corporation ("LTV" or the "Company") is a fully integrated steel producer that manufactures a diversified line of carbon steel products consisting of hot rolled and cold rolled sheet, galvanized, tin mill and tubular products. The Company operates two integrated steel mills (Cleveland Works and Indiana Harbor Works) and various finishing, galvanizing and processing facilities as well as tin mill and tubular operations. The Company is a major supplier of flat rolled steel for the domestic automotive, appliance and electrical equipment markets.

LTV adopted "fresh start" reporting in which the Company's assets and liabilities were adjusted to reflect their estimated fair values and the remaining accumulated deficit was eliminated, resulting in a new reporting entity as of June 30, 1993 (refer to the Company Reorganization note on page
53). Accordingly, the results of operations, cash flows and financial condition of the Company subsequent to the date of emergence are not necessarily comparable with those prior to emergence, and comments on the major differences are provided as necessary for an understanding of the financial results.

                                                                       Year ended December 31,
RESULTS OF OPERATIONS                                          1995           1994           1993
______________________________________________________________________________________________________
(in millions)
Sales                                                   $   4,283.2    $   4,233.3    $   3,868.2
Costs and expenses:
  Cost of products sold                                     3,620.9        3,668.6        3,578.5
  Depreciation and amortization                               251.9          241.8          236.8
  Selling, general and administrative                         142.2          133.2          129.3
  Net interest and other income                               (42.6)         (13.0)          (1.9)
  Special credits                                                --             --         (591.6)
                                                        -----------    -----------    -----------
    Total                                                   3,972.4        4,030.6        3,351.1
                                                        -----------    -----------    -----------

Income from continuing operations before items below          310.8          202.7          517.1
Reorganization items                                             --             --           30.7
                                                        -----------    -----------    -----------
Income from continuing operations before income taxes         310.8          202.7          547.8
Income tax provision:
  Taxes payable (refundable)                                    2.0           (1.5)           3.2
  Taxes not payable in cash                                   115.3           74.7          158.2
                                                        -----------    -----------    -----------
    Total                                                     117.3           73.2          161.4
                                                        -----------    -----------    -----------

Income from continuing operations                             193.5          129.5          386.4
Discontinued operations                                        (8.7)          (2.4)           0.5
Extraordinary item                                               --             --        3,928.0
                                                        -----------    -----------    -----------
    Net income                                          $     184.8    $     127.1    $   4,314.9
                                                        ===========    ===========    ===========



OPERATING DATA
-----------------------------------------------------------------------------------------------------------------------
Raw steel production (thousands of tons)                      8,462          8,253              7,921
Steel shipments (thousands of tons)                           7,961          7,969              7,570
Active employees (thousands)                                   14.4           15.3               15.7


QUARTERLY INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES
======================================================================================
(in millions)
                1st Quarter        2nd Quarter       3rd Quarter          4th Quarter
1995              82.1              105.2               70.2                $53.3

1994              18.4               62.9               55.3                 66.1

1993*           $(49.8)             (29.8)               0.2                  4.9

*   Before special credits and reorganization items



THE LTV CORPORATION

RESULTS OF OPERATIONS
1995 COMPARED WITH 1994
_______________________________________________________________________________

SALES    Sales of $4.283 billion in 1995 increased by $50 million (1%) from
1994, and steel shipments of 7.96 million tons approximated the previous year's total. The increase in sales during 1995 was primarily due to higher average selling prices.

Hot and cold flat rolled product sales of $2.146 billion were 2% higher in 1995 versus 1994, reflecting an increase in shipments and selling prices, partially offset by a change in the mix of products sold which reflected higher shipments of lower-priced hot rolled steel to the export markets. Galvanized product sales of $1.221 billion were 1% higher in 1995, reflecting a 5% decrease in shipments which was more than offset by an increase in average selling prices. Tin mill product sales of $449 million were 5% lower in 1995, reflecting a 7% decrease in shipments, partially offset by an increase in average selling prices. Tubular product sales of $314 million were 7% higher in 1995 than in 1994, reflecting a 2% increase in shipments and an increase in average selling prices. Nonsteel and other sales in 1995 of $153 million were relatively unchanged from 1994.

PRODUCTION AND COSTS      Raw steel production increased by 209,000 tons to
8.46 million tons in 1995 compared with 1994. The average operating rate at the Company's steelmaking facilities during 1995 was 102%, compared with 99% in 1994. The 1994 production was impacted by the extremely cold weather conditions experienced at the operating units in the first quarter of 1994 and the start-up of the Direct Hot Charge Complex ("DHCC") at the Cleveland Works, which became fully operational in the second quarter of 1994. The Company follows industry standards in calculating its operating rate and such rate is based on 95% of blast furnace capacity. The 5% adjustment recognizes the average effect of blast furnace relines. Steel production is supplemented with purchases of semifinished steel when demand for the Company's products exceeds production capability.

Cost of products sold as a percentage of sales improved to 84.5% in 1995 from 86.7% in 1994, primarily due to higher average selling prices. The 1995 results were also favorably impacted by productivity and operating performance improvements, including those achieved through the Cleveland Works' DHCC, partially offset by additional costs incurred in 1995 arising from the June 1994 labor agreement with the United Steelworkers of America ("USWA") and higher purchased material prices.

The Company is continuing its comprehensive redesign of business processes to strengthen customer service, increase productivity and reduce costs.
In 1995, LTV reached a long-term agreement with a large technology service organization to manage LTV's information systems and data processing functions. Also, during 1995, LTV began a reorganization and centralization of certain sales and marketing functions. One-time transitional and personnel costs related to these actions totaled $9.5 million in 1995, of which $1.7 million was paid in 1995 and the remainder is expected to be paid in 1996. A portion of these costs was included in selling, general and administrative expenses and was the primary reason for the increase in these expenses in 1995 versus 1994.

1994 COMPARED WITH 1993
________________________________________________________________________________

SALES    Sales of $4.233 billion in 1994 increased by $365 million (9%) from
1993, and steel shipments of 7.97 million tons increased by 399,000 tons (5%) from 1993. The increases in sales and shipments in 1994 were across most of the markets the Company serves.

Hot and cold flat rolled product sales of $2.100 billion were approximately 11% higher in 1994 than in 1993, reflecting a 4% increase in shipments and an increase in average selling prices. Galvanized product sales of $1.212 billion were 9% higher in 1994, reflecting an increase in shipments of 6% and an increase in average selling prices. Tin mill product sales of $474 million were 8% higher in 1994, primarily reflecting increases in shipments. Tubular product sales of $293 million were 16% higher in 1994 than in 1993, reflecting an increase in shipments of 12% and an increase in average selling prices. Nonsteel and other sales in 1994 of $154 million were $16 million less than in 1993, principally due to lower outside sales of iron ore.

SALES
==============================================================
(in millions)
                                    1993       1994       1995
Hot and Cold Flat Rolled            49%        50%         50%

Galvanized                          29%        29%         29%

Tin Mill                            11%        11%         11%

Tubular                              7%         7%          7%

All Other                            4%         3%          3%
                                 -----      -----       -----
                                $3,868     $4,233      $4,283

PRODUCTION AND COSTS      The average operating rate at the Company's
steelmaking facilities during 1994 was 99%, versus 95% on a comparable basis in 1993. Raw steel production increased by 332,000 tons to 8.25 million tons in 1994 compared with 1993, primarily a result of the 1993 scheduled production interruptions for a blast furnace reline and significant modifications associated with the construction of the DHCC at the Cleveland Works. The 1994 production was unfavorably impacted by the extremely cold weather conditions experienced at the operating units in the first quarter.

Cost of products sold as a percentage of sales improved to 86.7% in 1994 from 92.5% in 1993, primarily due to higher average selling prices, increased shipments and lower costs. The 1994 results were favorably impacted by operating performance improvements due to the Cleveland Works' DHCC, lower postemployment expenses and gains related to various tax settlements and divestitures. However, these benefits were partially offset by additional costs related to higher purchased scrap prices, the 1994 labor agreement with the USWA and the first quarter's extremely cold weather conditions.

The special credits in 1993 included a $370.6 million gain related to an antitrust settlement, and a $221.0 million gain from the anticipated receipt of assets held in trust and the collection of a note receivable related to a 1989 divestiture.


OTHER INCOME AND EXPENSE ITEMS 1995, 1994 AND 1993
________________________________________________________________________________

NET INTEREST AND OTHER INCOME     Net interest and other income of $42.6
million in 1995 increased by $29.6 million from 1994, primarily due to increased interest income on higher levels of investments coupled with a higher earnings rate, as well as lower credit facilities' fees. The Company also recorded a $5.8 million gain in 1995 related to unclaimed bankruptcy distributions.

Net interest and other income of $13.0 million in 1994 increased by $11.1 million from 1993, primarily due to pre-reorganization interest income being recorded in reorganization items.

REORGANIZATION ITEMS      Reorganization items of $30.7 million in 1993
consisted of a $1.002 billion increase to allowed claims for pension plans in excess of recorded amounts, a $1.143 billion gain on fair value adjustments to the Company's assets and liabilities, $132.6 million of professional fees and expenses, and $22.3 million of interest earned on accumulated excess cash. The reorganization items were related to the periods that the Company was operating under the protection of Chapter 11; therefore, no reorganization items have occurred after the first half of 1993 (refer to the Company Reorganization note on page 53).

INCOME TAXES     The Company's federal and state income tax expense from
continuing operations was $117.3 million in 1995, $73.2 million in 1994 and $160.0 million in the post-reorganization period in 1993, although $115.3 million, $74.7 million and $158.2 million of such expense amounts, respectively, did not result in cash payments. This accounting treatment is required under fresh start reporting in that the tax benefits associated with the utilization of pre-reorganization net operating loss carryforwards ($2.6 billion at December 31, 1995) and net deductible temporary differences ($1.2 billion at December 31, 1995) do not increase net income, but rather such benefits first eliminate the Company's intangible asset and then increase shareholders' equity. Upon reorganization, the intangible asset, representing reorganization value in excess of amounts allocable to identifiable assets, amounted to $267.7 million and was reduced to zero in 1995 due to the realization of these pre-reorganization tax benefits and amortization. Subsequent utilization of pre-reorganization tax benefits totaling $84.9 million in 1995 increased the additional paid-in capital account of shareholders' equity. The Company's cash payments for income taxes will continue to be significantly less than the income tax expense amounts in the financial statements until these tax attributes are fully utilized. Consequently, income before income taxes represents an important indicator of the Company's earnings capability.

The Company's effective tax rate was 37.7% in 1995, 36.1% in 1994 and 39.4% for the post-reorganization period in 1993. The 1994 effective tax rate reflects the Company reaching a settlement on certain state income tax issues and recording a benefit of $5.0 million. Taxes payable in cash during the past three years consist primarily of state and federal (for a less than 80% owned subsidiary) taxes. The Company's ability to reduce its future income tax payments through the use of net operating loss carryforwards could be significantly limited on an annual basis if the Company were to undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986. For the purpose of preserving LTV's ability to utilize its net operating loss carryforwards, Article Ninth of LTV's Restated Certificate of Incorporation prohibits, with certain limited exceptions, any unapproved acquisition of Common Stock or Series A Warrants that would cause the ownership interest percentage of the acquirer or any other person to increase to 4.5% or above.

DISCONTINUED OPERATIONS      On August 1, 1995, LTV sold its energy products
segment, Continental Emsco Company ("Continental Emsco"), for $74.6 million. A portion of the proceeds was used to reduce LTV's long-term debt by $38.6 million. The loss on the sale of the segment was recorded in the second quarter of 1995, and Continental Emsco is reflected as a discontinued operation in LTV's financial statements for all periods presented. The applicable net assets held for sale at December 31, 1994, totaling $85.2 million, are included in current prepaid expenses, deposits and other assets.

The 1995 results from discontinued operations included income from the energy products segment operations of $1.3 million, net of income tax expense of $1.1 million, and the loss on the sale of the business of $10.0 million, net of income tax benefits of $6.0 million. The 1994 results from discontinued operations included losses from the energy products segment of $2.4 million, net of income tax benefits of $1.0 million. The 1993 results from discontinued operations included income from the energy products segment of $0.5 million, net of income tax expense of $1.7 million. The improvement in operating results during 1995 versus 1994 was due to higher-margin sales and lower selling, general and administrative expenses. The reduction in results during 1994 versus 1993 was due to a higher percentage of sales of lower-margin products, lower international sales of drilling equipment parts and higher than expected costs incurred in connection with the construction of cranes used on an offshore drilling project.

EXTRAORDINARY ITEM           Upon reorganization, certain recorded claims and
liabilities totaling $5.745 billion were discharged for consideration of $1.555 billion in cash, $52 million in other assets and the issuance of new LTV Common Stock and Series A Warrants. A nontaxable extraordinary gain of $3.928 billion was recorded on this debt discharge because the consideration was less than the recorded liabilities (refer to the Company Reorganization note on page 53).

LIQUIDITY AND FINANCIAL RESOURCES
________________________________________________________________________________

The Company's sources of liquidity include cash and cash equivalents, marketable securities, cash from operations, amounts available under credit facilities and other external sources of funds. Management believes that these sources are sufficient to fund the current requirements of working capital, capital expenditures, investment in a joint venture, pensions and other postemployment benefits.

CASH FLOW                                                                                     1995           1994
-----------------------------------------------------------------------------------------------------------------
(in millions)
Cash and cash equivalents at beginning of year                                        $       335     $        406
                                                                                      -----------     ------------
Cash flow from operations                                                                     756              716
Issuance of Common Stock                                                                       --              257
Proceeds from dispositions of discontinued operations,
  businesses and properties                                                                    94              184
Pension funding to restored plans                                                            (473)            (642)
Net purchases of marketable securities
(reflected in end of year balance-see below)                                                 (100)            (358)
Capital expenditures                                                                         (205)            (234)
Investment in Trico Steel Company                                                             (89)              (1)
Payments on long-term debt                                                                    (41)              (2)
Other                                                                                         (11)               9
                                                                                      -----------     ------------
Decrease in cash and cash equivalents                                                         (69)             (71)
                                                                                      -----------     ------------
Cash and cash equivalents at end of year                                                      266              335

Marketable securities at end of year                                                          457              358
                                                                                      -----------     ------------
Total cash, cash equivalents and marketable securities at end of year                 $       723     $        693
                                                                                      ===========     ============

Since December 31, 1994, total cash, cash equivalents and marketable securities have increased by $30 million to $723 million at December 31, 1995. During 1995, cash provided by operating activities amounted to $756 million. The other major source of cash during 1995 consisted of $94 million in proceeds from the dispositions of discontinued operations, businesses and properties. Major uses of cash during 1995 included $473 million in funding to the restored pension plans, the conversion of $100 million of cash equivalents to highly liquid marketable securities to improve the return on those funds, $205 million in capital expenditures, $89 million investment in the Trico Steel Company, L.L.C. ("Trico Steel Company") joint venture and $41 million of long-term debt payments.

From December 31, 1993, total cash, cash equivalents and marketable securities increased by $287 million to $693 million at December 31, 1994. During 1994, cash provided by operating activities, which included the remaining $171 million from the settlement of an antitrust lawsuit, amounted to $716 million. Other major 1994 sources of cash consisted of $257 million from the Company's equity offering and $184 million relating to dispositions of businesses and properties. Major uses of cash during 1994 included $642 million in funding to the restored pension plans, the conversion of $358 million of cash equivalents to highly liquid marketable securities and $234 million in capital expenditures.

Cash and cash equivalents increased to $406 million at December 31, 1993 from $200 million at June 30, 1993. During the second six months of 1993, cash provided by operating activities, which included $200 million from the settlement of an antitrust lawsuit, amounted to $432 million. Other major sources of cash included $299 million from the Company's equity offering and $123 million relating to the dispositions of businesses and properties. The major uses of cash during this period included $512 million in contributions and cash restricted for contributions to the restored pension plans and $127 million in capital expenditures.

During the first six months of 1993, cash usage, excluding the effects of reorganization-related items, was $136 million, principally due to capital expenditures of $196 million. As part of the Company's reorganization on June 28, 1993, Sumitomo Metal Industries, Ltd. made a cash investment and loan totaling $200 million and the Pension Benefit Guaranty Corporation ("PBGC") made a cash investment of $50 million. The Company paid out $1.555 billion of cash, $52 million in other assets and issued Common Stock and Series A Warrants to accomplish the reorganization.

In October 1994, the Company entered into two five-year credit facilities (the "Receivables Facility" and the "Letter of Credit Facility") which provide the Company with up to $470 million for working capital requirements. The Receivables Facility permits borrowings of up to $320 million for working capital requirements and general corporate purposes, $100 million of which may be used to issue letters of credit. At December 31, 1995, $264 million was permitted to be borrowed; however, no borrowings were outstanding and letters of credit outstanding amounted to $25.8 million under this facility. The Letter of Credit Facility is a separate credit facility that provides for the issuance of up to $150 million in letters of credit. At December 31, 1995, letters of credit totaling $89.8 million were outstanding under this facility.

The Company's long-term debt and Letter of Credit Facility agreements contain various covenants which require the Company to maintain certain financial ratios and amounts. These agreements as well as the Company's agreement with the PBGC ("PBGC Agreement" as further discussed in the Company Reorganization note on page 53) place certain restrictions on payments of dividends, capital expenditures, investments in subsidiaries and borrowings. Under the terms of the most restrictive covenant, $107 million of retained earnings are available for Common Stock dividend payments at December 31, 1995. Substantially all of the Company's receivables and inventories are pledged as collateral under certain of these agreements. The Company does not believe that the restrictions contained in these covenants will cause significant limitations on its financial flexibility.

CAPITAL EXPENDITURES AND REQUIREMENTS
________________________________________________________________________________

The Company invested $205 million in capital expenditures during 1995, including the rehabilitation of two blast furnaces at the Cleveland Works, a rehabilitation of the Chicago coke facility and the initial development of new information systems to be used throughout the Company. LTV's capital expenditures are directed toward market-driven requirements, customer service, productivity improvements, cost-reduction programs, new technology, replacement projects and environmental requirements. The Company anticipates capital expenditures will approximate $277 million during 1996.

INVESTMENT IN JOINT VENTURE
________________________________________________________________________________

In 1995, LTV formed a joint venture with Sumitomo Metal Industries, Ltd. and British Steel plc to build and operate a new flat rolled steel minimill company, known as Trico Steel Company. LTV has a 50% interest in the joint venture with the other members having interests of 25% each. Trico Steel Company is locating its new facility in Decatur, Alabama, which is in the growing steel market of the southeastern United States. Construction began during the second quarter of 1995 and operations are scheduled to begin in early 1997. The mill will have an estimated annual production capacity of 2.2 million tons. The estimated construction cost of the project will approximate $450 million, a portion of which will be financed by project debt without recourse to the members of the joint venture. LTV's investment in Trico Steel Company totaled $90 million at December 31, 1995, and LTV plans to make an additional investment of approximately $60 million in 1996.

PENSION PLAN ASSETS
====================================================================
(in millions)
At December 31,
                                            1993       1994      1995

Pension plan assets at end of year        $1,566     $2,003    $2,566


Pension plan assets pricipally consist of equity securities listed on national exchanges, fixed income securities and cash equivalents. The actual return on plan assets in 1995 was $461 million, or 23.5%.

PENSION AND OTHER POSTEMPLOYMENT BENEFITS
_______________________________________________________________________________

The expense for all pension plans was $172 million in 1995, increasing from $163 million in 1994, primarily due to using a higher discount rate (an accounting requirement) to determine the December 1994 value of the pension obligation and the pension benefit enhancements under the Company's 1994 USWA labor agreement, partially offset by the effects of the Company's significant funding of the plans. The pension expense in 1994 was $24 million higher than the 1993 pension expense of $139 million, primarily because of the pre-reorganization accounting for the major defined benefit pension plans during 1993.

Pension expense for all plans is expected to be reduced to approximately $121 million in 1996, which primarily reflects the benefit of the significant pension plan contributions made by the Company and the required decrease in the discount rate used to determine the December 31, 1995 value of the pension obligation.

The Company's cash funding of its major defined benefit pension plans is based on a flexible payment schedule as determined under the PBGC Agreement requiring minimum annual fixed payments of $30 million in 1994 through 1997, and $50 million in subsequent years. Also, if cash flow exceeds certain levels, the Company is obligated each year to make additional payments to these plans. Under the PBGC Agreement, the pension contributions due in 1996 total $321 million, of which $278 million was prepaid in 1995 and the remainder was paid in early 1996. The Company has also made other "advance payments" to the pension plans totaling $365 million at December 31, 1995, which can be used at the Company's option as credits against future required payments.

Other postemployment benefit expense, consisting primarily of health care and life insurance benefits, decreased to $137 million in 1995 from $149 million in 1994, primarily due to more favorable claims experience, partially offset by a higher discount rate used to determine the December 1994 value of the other postemployment benefit obligation. Other postemployment benefit expense in 1994 was $64 million less than the 1993 expense of $213 million, which resulted from fresh start reporting, whereby the Company recorded a reduction in the liability for postemployment benefits of $503 million. Other postemployment benefit expense is expected to approximate $136 million in 1996, which takes into consideration the lower discount rate used to determine the December 31, 1995 value of the other postemployment obligation. Cash payments amounted to $144 million in 1995, $130 million in 1994 and $143 million in 1993.

Movements in the rate of interest on long-term high-quality corporate bonds necessitated a required change in the discount rate used to calculate the actuarial present value of the benefit obligations for pensions and other postemployment benefits from a 9.0% discount rate in 1994 to 7.25% at December 31, 1995. At December 31, 1995, this adjustment of the discount rate increased the benefit obligation for pensions by $457 million and such adjustment was also the primary reason for the increases in the minimum pension liability adjustment account of $179 million and the intangible asset minimum pension liability adjustment account of $45 million. The decreases in the discount rate and related health care cost trend rate increased the benefit obligation for other postemployment benefits by $178 million at December 31, 1995. However, the application of these lower rates does not require an adjustment to the related other postemployment benefits liability on the Company's consolidated balance sheet. The changes have no impact on near-term cash flows, and their impact on future operating results is included in the previously disclosed 1996 estimated expense amounts.

The accounting requirement to reset annually the discount rate used to calculate the actuarial present value of the pension and other postemployment benefit obligations, consistent with movements in market interest rates, results in volatility of the recorded amount of the Company's obligations. This volatility is highlighted in the adjacent graph which displays LTV's unfunded projected pension benefit obligation at each annual required discount rate and at a constant 8.5% discount rate. An 8.5% rate has been used by LTV during the prior three years in determining the assumed long-term rate of return on pension plan assets.

UNFUNDED PROJECTED PENSION BENEFIT OBLIGATION
====================================================================
(in millions)
At December 31,
                                       1993         1994        1995
Actual discount rate used
(7.0% in 1993, 9.0% in 1994
and 7.25% in 1995)                   $2,107       $1,174      $1,042

Constant discount rate of 8.5%        1,709        1,299         711

As part of the 1994 USWA labor agreement, the Company began making contributions to a Voluntary Employee Beneficiary Association ("VEBA") Trust to prefund other postemployment benefits for retirees covered under the agreement. The Company is required to contribute to the VEBA Trust a minimum of $5 million annually and additional amounts based on defined cash flow as set forth in the labor agreement. The Company may also make additional discretionary contributions. The initial required contribution made in 1995 was $19 million, and the required 1996 contribution is expected to be $11 million.

A 1993 agreement with the USWA provided that a portion of the requirements with respect to certain postemployment benefits would be secured by a junior lien of $250 million on collateral with an unencumbered fair market value of at least $500 million. The initial security was provided by the grant of a mortgage on facilities having a carrying value of approximately $500 million.

COMPETITION AND STEEL PRICES
________________________________________________________________________________

LTV competes directly with domestic and foreign integrated flat rolled carbon steel producers, minimills and indirectly with producers of plastics, aluminum and other materials such as ceramics and wood, which sometimes can be substituted for flat rolled carbon steel in manufacturing and construction. Certain companies have announced plans or begun construction of additional minimills to produce flat rolled products. Thin slab casting technologies have allowed some minimills to enter certain flat rolled markets which have traditionally been supplied by integrated producers. The primary factors which affect competition include price, quality, delivery and customer service. LTV targets quality-critical, value-added applications and believes it is able to differentiate some of its products from those of competitors on the basis of product quality, on-time delivery performance, and product and technical support to customers.

Significant competition from foreign producers has adversely affected product prices in the United States and tonnage sold by domestic producers. The intensity of foreign competition is affected by fluctuations in the value of the U.S. dollar against foreign currencies and demand within the domestic steel market. Many foreign steel producers are owned, controlled or subsidized by their governments, and decisions with respect to production and sales may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions. In 1992, the Company and certain domestic steel producers filed unfair trade petitions against foreign producers of certain steel products. During 1993, the International Trade Commission ("ITC") upheld final subsidy and dumping margins on approximately 26% of the volume of all 1993 flat rolled carbon steel imports under investigation. The U.S. Court of International Trade has affirmed these decisions. Appeals on selected issues have been filed in the U.S. Court of Appeals for the Federal Circuit. These decisions are also subject to review annually at an administrative level with respect to the amount of the margins and review periodically by the ITC with regard to the existence of material injury. Based on American Iron and Steel Institute reports, steel imports of flat rolled products (including tin mill products) during the first 11 months of 1995 totaled 10.6 million tons, a decrease of 2.5 million tons, or 19%, from the year-ago period. The outcome of the trade cases, as well as the 1995 legislation implementing the Uruguay Round agreements under the General Agreement on Tariffs and Trade, may result in increased imports of steel products into the United States.

The Company's results of operations are substantially affected by small variations in the realized prices of its products, which are significantly influenced by prevailing prices for steel and demand for particular products. The Company's steel operations shipped 7.96 million tons of steel products and recorded sales of $4.283 billion during 1995. A 1% increase or decrease in the average realized price during 1995 would, on a pro forma basis, have resulted in an increase or decrease in pretax income of approximately $37 million. While the Company and the steel industry in general realized price increases in 1994 and the first six months of 1995, the Company's average realized steel selling price per ton during the second six months of 1995 was lower than the average price realized during the first six months of 1995. Competitive pressures in the steel industry could limit the Company's ability to maintain or increase current prices.

LABOR MATTERS
________________________________________________________________________________

Effective June 1, 1994, the USWA entered into a five-year and two-month labor agreement with the Company on terms consistent with those negotiated with other major integrated steel producers. The agreement provides for a reopening of wage provisions, which is subject to binding arbitration and becomes effective August 1, 1996.

ENVIRONMENTAL LIABILITIES AND RELATED COSTS
________________________________________________________________________________

LTV is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as remediation activities that involve the clean-up of environmental media such as soils and groundwater ("remediation liabilities"). As a consequence, the Company has incurred, and will continue to incur, substantial capital expenditures and operating and maintenance expenses in order to comply with such requirements. Additionally, if any of the Company's facilities are unable to meet required environmental standards or laws, those operations could be temporarily or permanently closed.

Important examples of laws referred to above are the 1990 Clean Air Act Amendments ("CAA Amendments"), the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), and related state and local laws. The CAA Amendments and its state and local counterparts require progressively more stringent air emission quality standards in the future. RCRA and related state laws include so-called "corrective action" provisions that grant the environmental agencies authority to require the Company to clean up environmental media, such as soils and groundwater, under certain prescribed conditions. These corrective action provisions, in most instances, are not self-implementing and, in the Company's view, create no current legal obligation. If, in the future, the Company were required to implement corrective actions, the Company could be required to record additional liabilities which cannot be estimated at this time, but could be substantial.

In 1993, as part of the Company's reorganization, LTV entered into an agreement with the U.S. Environmental Protection Agency ("EPA") and several state environmental agencies, which settled a significant portion of the Company's pending remediation liabilities and certain other environmental-related liabilities. The agreement also established a mechanism to resolve specified environmental claims subsequently identified (if any).

During 1995, the Company spent approximately $17 million for environmental clean-up and related matters at operating and idled facilities, and at December 31, 1995, has a recorded liability of $98 million for known and identifiable environmental and related matters. As the Company becomes aware of additional matters or obtains more information, it may be required to record additional liabilities for environmental remediation. The Company also spent approximately $19 million in 1995 for environmental compliance-related capital expenditures and expects it will be required to spend an average of approximately $30 million annually in capital expenditures during the next five years to meet environmental standards.

NEW ACCOUNTING PRONOUNCEMENT
________________________________________________________________________________

In 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present, and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company will adopt Statement No. 121 in the first quarter of 1996 and, based on current circumstances, it does not believe the effect of adoption will be material.

CONSOLIDATED STATEMENT OF INCOME

-----------------------------------------------------------------------------------------------------------------------------
(in millions, except per share data)
                                                                     Year Ended                     Six Months Ended
                                                                    December 31,            December 31,           June 30,
                                                              1995               1994               1993               1993
-----------------------------------------------------------------------------------------------------------------------------

Sales                                                   $    4,283.2       $    4,233.3        $   2,010.5        $   1,857.7
                                                        ------------       ------------        -----------        -----------
Costs and expenses
     Cost of products sold                                   3,620.9            3,668.6            1,817.4            1,761.1
     Depreciation and amortization                             251.9              241.8              124.4              112.4
     Selling, general and administrative                       142.2              133.2               63.5               65.8
     Net interest and other income                             (42.6)             (13.0)               0.1               (2.0)
     Special credits                                              --                 --             (400.6)            (191.0)
                                                        ------------       ------------        -----------        -----------
       Total                                                 3,972.4            4,030.6            1,604.8            1,746.3
                                                        ------------       ------------        -----------        -----------
Income from continuing operations
     before items below                                        310.8              202.7              405.7              111.4

Reorganization items                                              --                 --                 --               30.7
                                                        ------------       ------------        -----------        -----------
Income from continuing operations
     before income taxes                                       310.8              202.7              405.7              142.1
Income tax provision
     Taxes payable (refundable)                                  2.0               (1.5)               1.8                1.4
     Taxes not payable in cash                                 115.3               74.7              158.2                 --
                                                        ------------       ------------        -----------        -----------
       Total                                                   117.3               73.2              160.0                1.4
                                                        ------------       ------------        -----------        -----------

Income from continuing operations                              193.5              129.5              245.7              140.7

Discontinued operations                                         (8.7)              (2.4)               1.5               (1.0)
Extraordinary item                                                --                 --                 --            3,928.0
                                                        ------------       ------------        -----------        -----------
Net income                                              $      184.8       $      127.1        $     247.2        $   4,067.7
Earnings per share                                      ============       ============        ===========        ===========
     Primary:
       Continuing operations                            $       1.79      $        1.31       $       3.19
       Discontinued operations                                 (0.08)             (0.02)              0.02
                                                        ------------      -------------       ------------
         Net income                                     $       1.71      $        1.29       $       3.21               *
                                                        =============      =============       ============
     Fully diluted:
       Continuing operations                            $       1.76      $        1.29       $       3.01
       Discontinued operations                                 (0.08)             (0.02)              0.02
                                                        -------------      -------------       ------------
         Net income                                     $       1.68      $        1.27       $       3.03               *
                                                        =============      =============       ============







*  Per share amounts are not meaningful due to reorganization.
See notes to consolidated financial statements.


THE LTV CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------------
(in millions)
                                                                     Year Ended                        Six Months Ended
                                                                    December 31,                December 31,         June 30,
                                                              1995               1994               1993               1993
-----------------------------------------------------------------------------------------------------------------------------

Operating activities
     Income from continuing operations                  $      193.5       $      129.5        $     245.7        $     140.7
     Adjustments to reconcile income to net cash
       provided by (used in) operating activities:
       Special credits                                            --              171.0             (200.6)            (191.0)
       Depreciation and amortization                           251.9              241.8              124.4              112.4
       Income tax provision not payable in cash                115.3               74.7              158.2                 --
       Defined benefit pension expense                         124.0              119.8               84.9               13.0
       Postemployment benefit payments (more) less
         than related expense                                   (7.6)              18.5                9.1               61.5
       VEBA Trust (contributions) payments                     (19.1)                --                 --               22.3
       Changes in assets and liabilities                       104.0              (31.0)               6.7               (8.4)
       Other                                                    (5.8)              (8.2)               3.5              (11.7)
       Cash used to discharge prepetition liabilities             --                 --                 --             (774.7)
                                                        ------------       ------------        -----------        -----------

         Net cash provided by (used in)
           operating activities                                756.2              716.1              431.9             (635.9)
                                                        ------------       ------------        -----------        -----------

Investing activities
     Capital expenditures                                     (204.8)            (234.0)            (127.2)            (195.9)
     Investment in Trico Steel Company                         (89.2)              (0.9)                --                 --
     Net purchases of marketable securities                    (99.7)            (357.5)                --                 --
     Proceeds from dispositions of discontinued
       operations, businesses and properties                    94.4              184.2              123.5               10.2
     Other                                                      (9.5)             (13.6)              (4.0)              (4.5)
                                                        ------------       ------------        -----------        -----------

         Net cash used in investing activities                (308.8)            (421.8)              (7.7)            (190.2)
                                                        ------------       ------------        -----------        -----------

Financing activities
     Issuance of Common Stock                                     --              257.2              298.5                 --
     Pension funding to restored plans                        (472.6)            (642.2)            (512.4)            (862.1)
     Receipt of escrowed funds                                    --               25.8                 --                 --
     Payments on long-term debt                                (41.1)              (2.5)              (2.5)                --
     Issuance of long-term debt                                   --                 --                 --                7.1
     Preferred dividends paid                                   (2.2)              (2.3)              (1.1)                --
     Other                                                      (1.0)              (1.2)              (0.8)              (0.7)
     Other reorganization-related items                           --                 --                 --              250.0
                                                        ------------       ------------        -----------        -----------

         Net cash used in financing activities                (516.9)            (365.2)            (218.3)            (605.7)
                                                        ------------       ------------        -----------        -----------

Net (decrease) increase in cash and
     cash equivalents                                          (69.5)             (70.9)             205.9           (1,431.8)
Cash and cash equivalents at beginning of period               335.4              406.3              200.4            1,632.2
                                                        ------------       ------------        -----------        -----------
Cash and cash equivalents at end of period              $      265.9       $      335.4        $     406.3        $     200.4
                                                        ============       ============        ===========        ===========



See notes to consolidated financial statements.

THE LTV CORPORATION

CONSOLIDATED BALANCE SHEET
-----------------------------------------------------------------------------------------------------------------------------
(in millions, except per share data)
                                                                                                        December 31,
ASSETS                                                                                          1995                   1994
-----------------------------------------------------------------------------------------------------------------------------
Current assets
     Cash and cash equivalents                                                            $      265.9            $     335.4
     Marketable securities                                                                       457.2                  357.5
                                                                                          ------------             ----------
                                                                                                 723.1                  692.9
     Receivables, less allowance for doubtful accounts of $17.1 in 1995
       and $17.8 in 1994                                                                         396.1                  464.5
     Inventories:
       Products                                                                                  512.6                  512.6
       Materials, purchased parts and supplies                                                   229.9                  239.0
                                                                                          ------------             ----------
         Total inventories                                                                       742.5                  751.6
     Prepaid expenses, deposits and other                                                          8.7                  118.5
                                                                                          ------------             ----------
         Total current assets                                                                  1,870.4                2,027.5
                                                                                          ------------             ----------
Investments and other noncurrent assets                                                          369.5                  308.6

Property, plant and equipment

     Land and land improvements                                                                   69.5                   71.2
     Buildings                                                                                   144.9                  142.9
     Machinery and equipment                                                                   3,322.2                3,164.8
     Construction in progress                                                                    121.6                  106.1
                                                                                          ------------             ----------
                                                                                               3,658.2                3,485.0
     Less allowance for depreciation                                                            (518.0)                (296.0)
                                                                                          ------------             ----------
         Total property, plant and equipment                                                   3,140.2                3,189.0
                                                                                          ------------             ----------
                                                                                          $    5,380.1            $   5,525.1
                                                                                          ============            ===========


See notes to consolidated financial statements.


THE LTV CORPORATION

41


-----------------------------------------------------------------------------------------------------------------------------

                                                                                                        December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY                                                            1995                   1994
-----------------------------------------------------------------------------------------------------------------------------
Current liabilities
     Accounts payable                                                                     $      255.0            $     267.2
     Accrued employee compensation and benefits                                                  408.4                  394.0
     Other accrued liabilities                                                                   183.3                  175.9
                                                                                          ------------            -----------
         Total current liabilities                                                               846.7                  837.1
                                                                                          ------------            -----------

Noncurrent liabilities
     Long-term debt                                                                              150.4                  183.1
     Postemployment health care and other insurance benefits                                   1,598.4                1,633.4
     Pension benefits                                                                            988.7                1,138.7
     Other                                                                                       420.7                  450.0
                                                                                          ------------            -----------
         Total noncurrent liabilities                                                          3,158.2                3,405.2
                                                                                          ------------            -----------

Shareholders' equity
     Convertible preferred stock -- stated value $50.0                                             0.5                    0.5
     Common stock -- par value $0.50 per share; authorized 150.0 shares;
       issued and outstanding 105.5 shares in 1995 and 106.0 shares in 1994                       52.8                   53.0
     Additional paid-in capital                                                                  958.0                  872.8
     Retained earnings                                                                           549.3                  366.7
     Minimum pension liability adjustment                                                       (184.8)                  (5.8)
     Other                                                                                        (0.6)                  (4.4)
                                                                                          ------------            -----------
         Total shareholders' equity                                                            1,375.2                1,282.8
                                                                                          ------------            -----------
                                                                                          $    5,380.1            $   5,525.1
                                                                                          ============            ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-----------------------------------------------------------------------------
December 31, 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------------------

DESCRIPTION OF BUSINESS   The LTV Corporation ("LTV" or the "Company") is a
fully integrated steel producer that manufactures a diversified line of carbon steel products consisting of hot rolled and cold rolled sheet, galvanized, tin mill and tubular products. The Company operates two integrated steel mills (Cleveland Works and Indiana Harbor Works) and various finishing, galvanizing and processing facilities as well as tin mill and tubular operations. The Company is a major supplier of flat rolled steel for the domestic automotive, appliance and electrical equipment markets.

BASIS OF PRESENTATION     LTV adopted "fresh start" reporting in which the
Company's assets and liabilities were adjusted to reflect their estimated fair values and the remaining accumulated deficit was eliminated, resulting in a new reporting entity as of June 30, 1993. Accordingly, the Company's consolidated financial statements prior to June 30, 1993 are not necessarily comparable to consolidated financial statements presented subsequent to that date. A vertical line has been placed on the consolidated financial statements to distinguish between pre-reorganization and post-reorganization activity. Certain prior year amounts have been reclassified to conform with the current year presentation.

PRINCIPLES OF CONSOLIDATION       The consolidated financial statements include
LTV and its majority-owned subsidiaries. Investments in joint ventures and companies owned 20% to 50% are accounted for by the equity method. The Company's interest in the cumulative undistributed earnings of its unconsolidated affiliates was $13.8 million at December 31, 1995, all of which was available for dividend or other distribution to the Company.

Cost of products sold has been reduced by the equity in earnings of raw material and other affiliates of $17.2 million, $14.7 million, $1.7 million and $9.5 million for the years ended December 31, 1995 and 1994, and the six months ended December 31 and June 30, 1993, respectively.

MARKETABLE SECURITIES     The Company determines the appropriate classification
of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. Marketable securities have been classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as a separate component of shareholders' equity.

The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, interest income, realized gains and losses and declines in value judged to be other than temporary are included in net interest and other income. The cost of securities sold is based on specific identification.

INVENTORIES      Inventories were recorded at their estimated fair values at
June 30, 1993. Inventories are valued at the lower of cost or market, with cost determined primarily by the "last-in, first-out" ("LIFO") method. The amount by which inventory is reduced to state inventory at LIFO value is $26.2 million at December 31, 1995 and $20.8 million at December 31, 1994. Liquidation of LIFO inventory quantities, carried at costs which prevailed in earlier years, reduced cost of products sold by $4.2 million and $1.8 million during the years ended December 31, 1995 and 1994, respectively, and increased cost of products sold by $1.8 million and $2.5 million during the six months ended December 31 and June 30, 1993, respectively. The current replacement value of inventories is $742.0 million and $745.6 million at December 31, 1995 and 1994, respectively.

PROPERTY COSTS AND DEPRECIATION AND AMORTIZATION      Property costs were
recorded at their estimated fair values at June 30, 1993. Property additions after June 30, 1993 are recorded at cost. Depreciation is computed principally using a modified straight-line method based upon estimated economic lives of assets and the levels of production providing depreciation within a range of 80% to 120% of the straight-line amount on individual major production facilities with decreased depreciation at lower and increased depreciation at higher operating levels. During each of the previous three years, depreciation expense under this method has approximated the computed straight-line amounts. In addition, a units-of-production method is used for blast furnaces.

When properties are retired or sold, their carrying value and the related allowance for depreciation are eliminated from the property and allowance for depreciation accounts, respectively. Generally, for normal retirements, gains or losses are credited or charged to allowance for depreciation accounts; for abnormal retirements, gains or losses are included in income in the year of disposal.

THE LTV CORPORATION

ENVIRONMENTAL REMEDIATION LIABILITIES      The Company's policy is to
accrue environmental remediation liabilities when it is probable a liability exists and the costs can be reasonably estimated. The Company's estimates of these costs are based on existing technology, current enacted laws and regulations, its current legal obligations regarding remediation and site-specific costs. The liabilities are adjusted when the effect of new facts or changes in law or technology are determinable. The Company's liability for environmental remediation totaled $98 million and $102 million at December 31, 1995 and 1994, respectively.

USE OF ESTIMATES       The preparation of financial statements in conformity
with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENT      In 1995, the Financial Accounting Standards
Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present, and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company will adopt Statement No. 121 in the first quarter of 1996 and, based on current circumstances, it does not believe the effect of adoption will be material.


MARKETABLE SECURITIES
-------------------------------------------------------------------------------------------
The following is a summary of marketable securities at December 31 (in millions):


                                               Unrealized        Unrealized
                                     Cost   Holding Gains    Holding Losses      Fair Value
-------------------------------------------------------------------------------------------
1995
   U. S. Government obligations   $ 291.3         $   1.6            $   --         $ 292.9
   Corporate obligations            144.1             0.2                --           144.3
   Other                             20.0              --                --            20.0
                                  -------         -------            ------         -------
                                  $ 455.4         $   1.8            $   --         $ 457.2
                                  =======         =======            ======         =======
1994
   U. S. Government obligations   $ 158.9         $    --            $ (1.0)        $ 157.9
   Corporate obligations            189.7              --              (0.2)          189.5
   Other                             10.1              --                --            10.1
                                  -------         -------            ------         -------
                                  $ 358.7         $    --            $ (1.2)        $ 357.5
                                  =======         =======            ======         =======


The cost and estimated fair value of marketable securities by contractual maturity at December 31, 1995 are as follows (in millions):
                                                                    Cost         Fair Value
-------------------------------------------------------------------------------------------
Due in one year or less                                          $ 308.9            $ 310.0
Due after one year through two years                               119.4              119.9
Due after two years                                                 27.1               27.3
                                                                 -------            -------
                                                                 $ 455.4            $ 457.2
                                                                 =======            =======

OTHER LIABILITIES
-------------------------------------------------------------------------------------------
Current accrued employee compensation and benefits included the following at
December 31 (in millions):
                                                                1995                   1994
-------------------------------------------------------------------------------------------
Pension benefits                                             $  59.3                $  58.5
Postemployment health care and other insurance benefits        137.6                  129.3
Compensated absences                                            49.6                   50.7
Other                                                          161.9                  155.5
                                                             -------                -------
                                                             $ 408.4                $ 394.0
                                                             =======                =======


Current other accrued liabilities included the following at December 31 (in millions):
                                                                1995              1994
--------------------------------------------------------------------------------------
Accrued taxes other than income                               $ 83.7            $ 77.6
Accrued income taxes                                            13.1              12.8
Other                                                           86.5              85.5
                                                              ------            ------
                                                              $183.3            $175.9
                                                              ======            ======


Noncurrent other liabilities included the following at December 31 (in millions):
                                                                1995              1994
--------------------------------------------------------------------------------------
Benefits under the Coal Industry Retiree Health Benefit
  Act of 1992                                                $ 135.6           $ 130.2
Other employee benefits                                        126.3             132.2
Environmental and plant rationalization                        105.6             120.9
Other                                                           53.2              66.7
                                                             -------           -------
                                                             $ 420.7           $ 450.0
                                                             =======           =======



DEBT AND CREDIT FACILITIES
--------------------------------------------------------------------------------------
Long-term debt consisted of the following at December 31 (in millions):
                                                                1995              1994
--------------------------------------------------------------------------------------
Senior secured convertible notes due June 2003               $ 100.0           $ 100.0
Notes due December 2020                                         50.4              83.1
Note payable                                                      --               2.4
                                                             -------           -------
                                                               150.4             185.5
Less current portion (included in accounts payable)               --              (2.4)
                                                             -------           -------
                                                             $ 150.4           $ 183.1
                                                             =======           =======


The senior secured convertible notes bear interest at the rate of 8.5% if paid in cash or 10.5% if paid with additional convertible notes. The holders of the convertible notes have the right to convert such notes, in whole or in part, into shares of LTV Common Stock at a conversion price of $19.50 per share (potentially 5,128,205 shares).

The notes due December 2020 are required to be prepaid within 120 days after the restored pension plans become fully funded. LTV also has the option to partially or fully prepay the notes. The notes bear interest at 8.5%, which can be paid in cash or in additional notes. During 1995, the Company prepaid $38.6 million of the notes.

The Company has no required long-term debt maturities occurring within the next five years.

In October 1994, the Company entered into two five-year credit facilities (the "Receivables Facility" and the "Letter of Credit Facility") which provide the Company with up to $470 million of financing resources at prevailing market rates.

The Receivables Facility permits borrowings of up to $320 million for working capital requirements and general corporate purposes, $100 million of which may be used to issue letters of credit. At December 31, 1995, $264.2 million was permitted to be borrowed; however, no borrowings were outstanding and letters of credit outstanding amounted to $25.8 million under this facility. The borrower under the Receivables Facility is LTV Sales Finance Company, a structured finance special purpose subsidiary wholly owned by LTV, which on a daily basis purchases and pledges essentially all of the receivables generated by LTV. The creditors of LTV Sales Finance Company have a claim on the assets of that company prior to those assets becoming available to other creditors of LTV or its affiliates.

The Letter of Credit Facility is a separate credit facility that provides for the issuance of up to $150 million in letters of credit. At December 31, 1995, letters of credit totaling $89.8 million were outstanding under this facility.

The long-term debt and Letter of Credit Facility agreements contain various covenants that require the Company to maintain certain financial ratios and amounts. These agreements, as well as an agreement with the Pension Benefit Guaranty Corporation ("PBGC") regarding the restored pension plans ("PBGC Agreement"), place certain restrictions on payments of dividends, capital expenditures, investments in subsidiaries and borrowings. Under the terms of the most restrictive covenant, $107 million of retained earnings are available for Common Stock dividend payments at December 31, 1995. Substantially all of the Company's receivables and inventories are pledged as collateral under the convertible notes and credit facilities agreements.

OPERATING LEASES
-------------------------------------------------------------------------------
The Company leases certain manufacturing facilities and equipment, office space and computer equipment under cancelable and noncancelable leases which expire at various dates. Minimum future operating lease obligations in effect at December 31, 1995 are as follows (in millions):


-------------------------------------------------------------------------------
1996                                                                    $ 35.8
1997                                                                      33.9
1998                                                                      33.8
1999                                                                      21.2
2000                                                                       9.0
Later years                                                               62.4
                                                                        ------
Total payments                                                          $196.1
                                                                        ======

Rental expense on operating leases was $58.4 million, $59.0 million, $29.6 million and $30.1 million for the years ended December 31, 1995 and 1994, and the six months ended December 31 and June 30, 1993, respectively.


POSTEMPLOYMENT HEALTH CARE AND OTHER INSURANCE BENEFITS
-------------------------------------------------------------------------------
The Company provides health care and other insurance benefits, primarily life, for substantially all active, inactive and retired employees. The health care plans are contributory and contain other cost-sharing features such as deductibles, lifetime maximums and copayment requirements. The components of periodic expense and cash payments for postemployment benefits are as follows (in millions):

                                                          Year Ended          Six Months Ended
                                                          December 31,     December 31,   June 30,
                                                       1995        1994        1993         1993
---------------------------------------------------------------------------------------------------
Service cost -- benefits earned during the period     $  14.7     $  18.7     $   7.9     $  13.6
Interest cost on accumulated benefit obligation         131.9       130.2        70.5       106.3
Actual return on plan assets                             (0.1)         --          --          --
Net amortization and deferral                           (10.0)         --          --        15.1
                                                      -------     -------     -------     -------
   Total expense                                      $ 136.5     $ 148.9     $  78.4     $ 135.0
                                                      =======     =======     =======     =======
Total cash payments                                   $ 144.1     $ 130.4     $  69.3     $  73.5
                                                      =======     =======     =======     =======


The actuarial and recorded liabilities for postemployment benefits are as follows at December 31 (in millions):

                                                             1995        1994
-------------------------------------------------------------------------------
Accumulated benefit obligation:
   Retirees                                                $1,275.6    $1,331.8
   Fully eligible active plan participants                    123.9       120.4
   Other active plan participants                             323.4       246.1
                                                           --------    --------
     Total                                                  1,722.9     1,698.3
Unrecognized net actuarial gains (losses)                      32.3        64.4
Plan assets at fair value                                     (19.2)         --
                                                           --------    --------
Total liability included in the consolidated balance sheet  1,736.0     1,762.7
Less current portion                                         (137.6)     (129.3)
                                                           --------    --------
Noncurrent liability                                       $1,598.4    $1,633.4
                                                           ========    ========

As part of the 1994 United Steelworkers of America ("USWA") labor agreement, the Company began making contributions to a Voluntary Employee Beneficiary Association ("VEBA") Trust to prefund postemployment health care and other insurance benefits for covered retirees in addition to making cash payments for such benefits on a current basis. The Company is required to contribute to the VEBA Trust a minimum of $5 million annually and additional amounts based on defined cash flow as set forth in the labor agreement. The initial required contribution made in 1995 was $19.1 million, and the 1996 required contribution is expected to be $11.3 million. Plan assets are invested in a mutual fund, which primarily consists of equity securities listed on national exchanges, and the assumed long-term rate of return on plan assets was 8.5% for 1995.

The December 31, 1995 accumulated benefit obligation was determined under an actuarial assumption using a health care cost trend rate of 8.0% in 1996, gradually declining to 4.5% in the year 2002 and thereafter over the projected payout period of the benefits. The effect on the present value of the accumulated benefit obligation at December 31, 1995 of a 1% increase each year in the health care cost trend rate used would result in an increase of $149 million in the accumulated benefit obligation, and a $14 million increase in the total 1995 service and interest components of expense. At December 31, 1994, the accumulated benefit obligation was determined under an actuarial assumption using a health care cost trend rate of 8.9% in 1995, gradually declining to 5.5% in the year 2001 and thereafter over the projected payout period of the benefits.

The accumulated benefit obligations were determined using an assumed discount rate of 7.25% at December 31, 1995 and 9.0% at December 31, 1994. The assumed discount rate was adjusted at December 31, 1995 to recognize the decrease in interest rates relating to high-quality debt instruments. The assumed discount rate decrease and related health care cost trend rate decrease resulted in a net increase in the accumulated benefit obligation of $178 million, partially offset by more favorable claims experience, with the net offsetting amount classified as an unrecognized net actuarial loss. The adjustment of these rates will result in a decrease in 1996 annual expense of approximately $1 million. However, the changes will have no impact on near-term cash flows.

Postemployment benefits were adjusted to their estimated fair values at June 30, 1993. The adjustment resulted in a reduction of the liability of $503 million due to using more current experience information, the recognition of prior service costs and actuarial losses, and giving effect to changes in the Company's health care plans.


PENSION BENEFITS
-------------------------------------------------------------------------------

The Company has various pension plans covering substantially all of its employees. Current benefits for most employees are provided through defined contribution plans with benefits based on age and compensation levels. Pension costs for the defined contribution plans are accrued and funded on a current basis.

The Company also has defined benefit plans, the benefits of which are primarily for past service only, based on years of service and on average compensation for certain years. The majority of these plans' obligations are required to be funded by the year 2020 in accordance with the PBGC Agreement. The increase in post-reorganization pension costs is due to the increase in the pension liability required under the Company's reorganization.

The components of pension cost are as follows (in millions):

                                                                Year Ended             Six Months Ended
                                                               December 31,        December 31,      June 30,
                                                             1995        1994              1993          1993
-------------------------------------------------------------------------------------------------------------
Defined benefit plans:
   Service cost -- benefits earned during the period      $   6.6     $   3.5            $  2.1        $  1.6
   Interest cost on projected benefit obligation            274.3       250.2             136.2          20.2
   Actual return on plan assets                            (461.0)      (14.8)            (64.2)        (15.4)
   Net amortization and deferral                            304.1      (119.1)             10.8           6.6
                                                          -------     -------            ------        ------
     Net pension cost of defined benefit plans              124.0       119.8              84.9          13.0
Defined contribution plans                                   48.4        42.8              20.5          20.5
                                                          -------     -------            ------        ------
     Total expense                                        $ 172.4     $ 162.6            $105.4        $ 33.5
                                                          =======     =======            ======        ======

Plan assets consist substantially of equity securities listed on national exchanges, fixed income securities and cash equivalents. The assumed long-term rate of return on plan assets was 8.5% for 1995, 1994 and 1993.

The following table sets forth the funded status of the Company's defined benefit pension plans (in millions):

                                                At December 31, 1995                At December 31, 1994
                                           Plans With        Plans With         Plans With         Plans With
                                     Assets In Excess    Obligations In   Assets In Excess     Obligations In
                                       of Obligations  Excess of Assets     of Obligations   Excess of Assets
-------------------------------------------------------------------------------------------------------------
Actuarial present value:
  Vested benefit obligation                  $   16.5         $ 3,300.8           $  183.3          $ 2,743.0
  Nonvested benefit obligation                    0.5             275.9               33.1              210.8
                                             --------         ---------           --------          ---------
  Accumulated benefit obligation             $   17.0         $ 3,576.7           $  216.4          $ 2,953.8
                                             ========         =========           ========          =========
Projected benefit obligation                 $   19.2         $ 3,588.3           $  224.1          $ 2,953.8
Plan assets at fair value                        26.9           2,538.7              238.6            1,764.9
                                             --------         ---------           --------          ---------
    Plan assets in excess of (less than)
      projected benefit obligation                7.7          (1,049.6)              14.5           (1,188.9)
Unrecognized initial net asset existing
 at transition                                   (1.0)               --               (1.1)                --
Unrecognized prior service cost                   0.4             156.3               14.9              162.2
Unrecognized net actuarial (gains) losses        (1.7)            190.6               (1.5)             (49.2)
Adjustment required to recognize
   minimum liability -- shareholders' equity       --            (184.8)                --               (5.8)
                     -- intangible asset           --            (154.4)                --             (109.5)
                                             --------         ---------           --------          ---------
   Prepaid (accrued) pension costs included
     in the consolidated balance sheet       $    5.4         $(1,041.9)          $   26.8          $(1,191.2)
                                             ========         =========           ========          =========

Accumulated benefit obligations and projected benefit obligations for defined benefit pension plans were determined using an assumed discount rate of 7.25% at December 31, 1995 and 9.0% at December 31, 1994. The assumed discount rate was adjusted at December 31, 1995 to recognize the decrease in interest rates relating to high-quality debt instruments. The decrease in the assumed discount rate increased the accumulated benefit obligation by $456.6 million, and such adjustment was also the primary reason for the increases in the shareholders' equity minimum pension liability adjustment account of $179.0 million and the intangible asset minimum pension liability account of $44.9 million.

Pension expense for all defined benefit and defined contribution plans is expected to approximate $121 million in 1996, primarily reflecting the benefit of the significant pension contributions made by the Company and the required decrease in the discount rate used to determine the December 31, 1995 value of the pension obligation.

T A X E S
-----------------------------------------------------------------------------------------------------
The provision for income taxes from continuing operations is as follows (in millions):

                                                  Year Ended                Six Months Ended
                                                  December 31,       December 31,        June 30,
                                              1995           1994           1993            1993
-----------------------------------------------------------------------------------------------------
Current:
   Federal                                   $   0.4        $   0.8        $   0.5        $  (0.2)
   State                                         2.0           (2.0)           1.9            1.6
Deferred                                        (0.4)          (0.3)          (0.6)            --
Amount not payable in cash                     115.3           74.7          158.2             --
                                             -------        -------        -------        -------
                                             $ 117.3        $  73.2        $ 160.0        $   1.4
                                             =======        =======        =======        =======

The Company reports federal income tax expense before consideration of pre-reorganization net deferred tax assets ($1.500 billion at December 31, 1995). As LTV realizes the benefits (through reduced cash tax payments) from pre-reorganization net deferred tax assets, such benefit amounts first reduce the intangible asset resulting from the reorganization; and when the intangible asset was eliminated in 1995, subsequent tax benefits have increased additional paid-in capital. The Company's actual income tax cash payments are, and will continue to be, significantly less than the total financial statement expense amounts as the benefits of pre-reorganization net deferred tax assets are realized. During 1995, tax benefits of $115.3 million were realized, a portion of which was used to reduce the intangible asset to zero, with $84.9 million used to increase the additional paid-in capital account of shareholders' equity.

The income tax effects of the factors accounting for the differences between federal income tax computed at the statutory rate and the recorded provision are as follows (in millions):

                                                  Year Ended               Six Months Ended
                                                  December 31,       December 31,        June 30,
                                               1995           1994           1993            1993
-------------------------------------------------------------------------------------------------
Tax provision at statutory rates            $ 108.8        $  70.9        $ 142.0        $   48.3
Increases (decreases) resulting from:
   Deductible reorganization-related items       --             --             --           (95.4)
   Net operating loss for which no benefit
    was recognized                               --             --             --            44.3
   Alternative minimum tax                       --             --             --            (0.3)
   Nondeductible Chapter 11 administrative
    expenses                                     --             --             --             8.1
   Percentage depletion deduction              (7.0)          (6.4)          (5.2)           (5.2)
   State taxes                                 16.7            7.3           21.6             1.6
   Other                                       (1.2)           1.4            1.6              --
                                            -------        -------        -------        --------
     Tax provision                          $ 117.3        $  73.2        $ 160.0        $    1.4
                                            =======        =======        =======        ========

Significant components of the Company's deferred tax assets and liabilities are as follows at December 31 (in millions):

                                                                             1995            1994
--------------------------------------------------------------------------------------------------
Deferred tax assets:
  Postemployment health care facility                                   $   692.2       $   702.1
  Net operating loss carryforwards                                          935.0           870.0
  Pension liability                                                         356.6           423.0
  Other employee benefits                                                   175.0           163.9
  Plant rationalization                                                      70.2            60.4
  Safe harbor tax leases                                                    126.1           134.2
  Other                                                                      94.9            96.4
                                                                         --------       ---------
    Subtotal                                                              2,450.0         2,450.0

Deferred tax liabilities:
  Tax over book depreciation                                               (846.7)         (807.1)
  Inventory and other                                                      (103.3)          (92.9)
                                                                         --------       ---------
    Subtotal                                                               (950.0)         (900.0)

Valuation allowance                                                      (1,500.0)       (1,550.0)
                                                                        ---------       ---------
   Total deferred taxes -- net                                          $     0.0       $     0.0
                                                                        =========       =========

The evaluation of the realizability of the Company's net deferred tax assets in future periods is made based upon historical and projected operating performance and other factors for generating future taxable income, such as intent and ability to sell assets. At this time, the Company has established a valuation reserve for all of its net deferred tax assets.

For income tax reporting purposes, LTV has a net operating loss carryforward of $2.6 billion for regular income taxes, $2.5 billion of which is not restricted as to use and will expire in the years 2000 through 2009. The balance of the regular income tax net operating loss carryforward expires in 1996 through 1998 and is restricted to offsetting future taxable income of the respective companies which generated the losses. LTV has a federal alternative minimum tax net operating loss carryforward of $1.5 billion that is unrestricted as to its use and will expire in the years 2000 through 2009. The Company's ability to reduce future income tax payments through the use of net operating loss carryforwards could be significantly limited on an annual basis if the Company were to undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986.

Alternative minimum taxes paid through 1995 of approximately $42 million are available as a credit carryforward, and the period is not limited. Investment tax credit carryforwards of approximately $14 million at December 31, 1995 are recognized using the "flow through" method and expire in 1996 through 2003.

49
SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

The shareholders' equity activity for the period from June 30, 1993 through December 31, 1995 is presented below (in millions). Information for the period prior to reorganization is not presented due to the general lack of comparability and because the revised capital structure of the Company consists of entirely new issues of Common and Preferred Stock.

                                  Common       Common Stock                             Minimum
                  Convertible      Stock                        Additional              Pension                               Total
                    Preferred   Held for       Number              Paid-In  Retained  Liability  Restricted Marketable Shareholders'
                        Stock   Issuance    of Shares    Amount    Capital  Earnings Adjustment       Stock Securities       Equity
---------------------------------------------------------------------------------------------------------------------------
Balance,
  June 30, 1993           $ 1.0 $  54.3         60.8   $   30.4  $   274.3                                              $    360.0
Net income                                                                  $ 247.2                                          247.2
Shares issued through
  public offering                               23.0       11.5      287.0                                                   298.5
Minimum pension
  liability adjustment                                                                 $(364.8)                             (364.8)
Preferred dividends paid                                                       (1.1)                                          (1.1)
                          ----- -------   ----------   --------  ---------  --------   --------      -------    ------  ----------
Balance,
  December 31, 1993         1.0    54.3         83.8       41.9      561.3    246.1     (364.8)                              539.8
Net income                                                                    127.1                                          127.1
Shares issued:
  Public offering                               13.6        6.8      250.4                                                   257.2
  Stock plans and other                          1.9        1.0        5.4                           $ (3.2)                   3.2
Conversion of stock        (0.5)  (54.3)         6.4        3.2       51.6                                                      --
Unrealized losses                                                                                               $  (1.2)      (1.2)
Minimum pension
  liability adjustment                                                                   359.0                               359.0
Preferred dividends paid                         0.3        0.1        4.1     (6.5)                                          (2.3)
                          ----- -------   ----------   --------  ---------  --------   --------      -------    ------  ----------
Balance,
  December 31, 1994         0.5      --        106.0       53.0      872.8    366.7       (5.8)        (3.2)       (1.2)   1,282.8
Net income                                                                    184.8                                          184.8
Benefits realized from
  pre-reorganization
  deferred tax assets                                                 84.9                                                    84.9
Shares issued through
  stock plans and other                                                0.1                              0.8                    0.9
Unrealized gains                                                                                                    3.0        3.0
Minimum pension
  liability adjustment                                                                  (179.0)                             (179.0)
Preferred dividends paid                                                       (2.2)                                          (2.2)
Other                                           (0.5)      (0.2)       0.2                                                      --
                          ----- -------   ----------   --------  ---------  --------   --------      -------    ------  ----------
Balance,
  December 31, 1995       $ 0.5 $    --        105.5   $   52.8  $   958.0  $  549.3   $(184.8)      $ (2.4)    $  1.8  $  1,375.2
                          ===== =======   ==========   ========  =========  ========   ========      =======    ======  ==========

LTV has authorized for issuance 20 million shares of Preferred Stock with a $1.00 par value. At December 31, 1995, the Company has 500,000 outstanding shares of Series B Convertible Preferred Stock ("Series B Preferred Stock"). This issue has a stated liquidation preference value of $50 million, is senior to all Common Stock and has weighted voting rights equal to that number of shares of Common Stock into which it can be converted. Dividends on the Series B Preferred Stock are payable quarterly in either cash or Common Stock, at the election of LTV, at the rate of 4.5% per annum on the stated value. Holders of the Series B Preferred Stock have the right to convert the stated value of their shares, in whole or in part, into Common Stock at a conversion price of $17.09 per share (potentially 2,925,688 shares). LTV has the right to redeem the Series B Preferred Stock on and after June 28, 1996 at $52.3 million, declining to $50.0 million at June 28, 2000.

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


The Company has a nonleveraged Employee Stock Ownership Plan ("ESOP"), for employees covered by the USWA labor agreement, that effectively holds 4.3 million shares of Common Stock at December 31, 1995.

Common Stock reserved for potential future issuance includes the following (refer to the Company Reorganization note on page 53):

a. Conversion of the Series B Preferred Stock and the convertible notes as previously discussed.

b.   In accordance with a settlement agreement ("Federal Tax
Agreement") with the Internal Revenue Service ("IRS"), payments in six equal annual installments of cash or shares of Common Stock with an aggregate value of $6.5 million are required to be made to the IRS commencing on June 28, 1994. The first of these payments was satisfied with the issuance of 65,183 shares of Common Stock, and the 1995 payment was satisfied in cash.

c.   In accordance with an agreement with the U.S. Environmental
Protection Agency ("EPA"), certain (if any) future environmental claims can be settled in cash or Common Stock. Also, through June 28, 1997, if and when shares are actually issued under this agreement, the ESOP is to receive additional shares approximating 7.5% of such issued shares.

d. The Company's Joint Plan of Reorganization ("Joint Plan") provided for the issuance of 8.5 million Series A Warrants. Each Series A Warrant is exercisable for 0.5582 of a share of Common Stock at $16.28 per each full share purchased. The Series A Warrants are exercisable through June 28, 1998. Through December 31, 1995, 30,265 warrants have been exercised.

The Company has also reserved for future issuance 3.5 million shares of LTV Common Stock under incentive programs authorizing the granting of stock options and restricted stock awards to directors, officers and other key employees. The stock incentive programs are designed to encourage a personal investment in LTV Common Stock from participating individuals. The options to purchase Common Stock are primarily outstanding for terms of ten years from date of grant and are granted at prices not lower than market price at date of grant. The market value of restricted stock awarded has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. Unearned compensation is primarily being amortized to expense over the five-year vesting period. Expense recognition under these programs has been and will continue to be accounted for in accordance with Accounting Principles Board Opinion No. 25. Transactions under these programs are summarized as follows:




                                                Year Ended December 31,                                 Six Months Ended
                                        1995                               1994                         December 31, 1993
                              Shares            Price            Shares             Price           Shares            Price
---------------------------------------------------------------------------------------------------------------------------

Stock options:
   Options outstanding at
     beginning of period  1,147,639   $   15.38 - $19.33        934,000          - $15.38               --               --
   Granted                  398,700       14.17 -  16.13        272,705    $16.53-  19.33          934,000           $15.38
   Exercised                 (5,000)               15.38        (22,066)            15.38               --               --
   Canceled                (121,389)      15.38 -  19.33        (37,000)            15.38               --               --
                          ---------   ------------------      ---------    --------------          -------           ------
   Options outstanding at
     end of period        1,419,950   $   14.17 - $19.33      1,147,639    $15.38- $19.33          934,000           $15.38
                          =========   ==================      =========    ==============          =======           ======
   Options exercisable at
     end of period          684,614   $   14.74 - $19.33        297,896    $15.38- $16.53               --               --
                          =========   ==================      =========    ==============          =======           ======
Restricted Stock:
   Shares outstanding at
     beginning of period    191,430   $   15.75 - $18.88             --        --      --
   Granted                   10,856       14.00 -  15.25        191,430    $15.75- $18.88
   Unrestricted             (16,100)               18.88             --                --
   Canceled                      --                   --             --                --
                          ---------   ------------------      ---------    --------------
   Shares outstanding at
     end of period          186,186   $   14.00 - $18.88        191,430    $15.75- $18.88
                          =========   ==================      =========    ==============


EARNINGS PER SHARE
--------------------------------------------------------------------------------

Earnings per share data prior to emergence from Chapter 11 proceedings are not presented due to the general lack of comparability and because the revised capital structure of the Company consists of entirely new issues of Common and Preferred Stock.

Primary earnings per share calculations for the years ended December 31, 1995 and 1994, and the six months ended December 31, 1993 are based on average common and common equivalent shares outstanding of 108.3 million, 98.7 million and 77.0 million, respectively. Common equivalent shares principally included Common Stock that is issuable in exchange for the Series B Preferred Stock and for outstanding Series A Warrants.

Fully diluted earnings per share calculations for the years ended December 31, 1995 and 1994, and the six months ended December 31, 1993 are based on fully diluted shares outstanding of 113.4 million, 103.8 million and 82.6 million, respectively. Fully diluted shares were determined by increasing the primary shares outstanding to reflect the Common Stock issuable upon conversion of the convertible notes.

COMMITMENTS AND CONTINGENCIES
-------------------------------------------------------------------------------

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

LTV is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges, and waste disposal, as well as remediation activities that involve the clean-up of environmental media such as soils and groundwater ("remediation liabilities"). As a consequence, the Company has incurred, and will continue to incur, substantial capital expenditures and operating and maintenance expenses in order to comply with such requirements. Additionally, if any of the Company's facilities are unable to meet required environmental standards or laws, those operations could be temporarily or permanently closed.

Important examples of laws referred to above are the 1990 Clean Air Act Amendments ("CAA Amendments"), the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), and related state and local laws. The CAA Amendments and its state and local counterparts require progressively more stringent air emission quality standards in the future. RCRA and related state laws include so-called "corrective action" provisions that grant the environmental agencies authority to require the Company to clean up environmental media, such as soils and groundwater, under certain prescribed conditions. These corrective action provisions, in most instances, are not self-implementing and, in the Company's view, create no current legal obligation. If, in the future, the Company were required to implement corrective actions, the Company could be required to record additional liabilities which cannot be estimated at this time, but could be substantial.

As part of LTV's reorganization in 1993, an agreement ("Environmental Settlement Agreement" or "ESA") with the EPA was reached. The ESA resolved or provided the means to resolve a significant portion of the Company's environmental-related liabilities and also provided a basis for settlement agreements concerning the environmental claims of several states. The ESA settled certain Superfund Site liabilities identified at the time of reorganization for $33 million as general unsecured claims. Management believes that future prepetition environmental claims, if any, that are not covered by the ESA will be subject to the dischargeability provisions of the Federal Bankruptcy Code or to the provisions of the Joint Plan, subject to judicially imposed due process requirements. General liabilities from postpetition acts were not discharged or in any manner affected by the reorganization. In addition, the Company retains responsibility for environmental obligations for properties owned at confirmation of the Joint Plan regardless of when the conduct that gives rise to the liability occurred.

A 1993 agreement with the USWA provided that a portion of the requirements with respect to certain postemployment benefits would be secured by a junior lien of $250 million on collateral with an unencumbered fair market value of at least $500 million. The initial security was provided by the grant of a mortgage on facilities having a carrying value of approximately $500 million.



FINANCIAL INSTRUMENTS

-------------------------------------------------------------------------------
Cash equivalents are investments in highly liquid, low-risk money market mutual funds and commercial paper with maturities of three months or less and are classified as held-to-maturity. The carrying amount of these assets approximates fair value. The Company carries marketable securities at fair value. The carrying amount of the Company's long-term debt approximates fair value at December 31, 1995 and 1994, based on current market interest rates.

The Company has entered into futures contracts to reduce its exposure to fluctuations in costs caused by the price volatility of certain metal commodities and natural gas supplies. The Company does not engage in speculation and the results of these hedging transactions become part of the cost of the commodity or supply being hedged. At December 31, 1995 and 1994, the purchase value of these contracts totaled $10 million and $12 million, respectively. The contracts extend for periods of up to two years. At December 31, 1995 and 1994, the fair value of the contracts, which is based on quoted market prices, approximated the carrying value of zero.

LTV owns a preferred stock asset related to the sale of its energy products segment with an aggregate redemption price and liquidation preference of $14.3 million, plus accrued and unpaid dividends. The preferred stock is subject to redemption at the option of LTV or the issuer beginning August 2000. The estimated discounted cash flow value of the preferred stock asset approximates its stated and carrying value at December 31, 1995.

Outstanding letters of credit totaled $118.6 million and $124.7 million at December 31, 1995 and 1994, respectively. The letters of credit guarantee performance to third parties of various trade activities and tax benefit transfer agreements. LTV has guaranteed approximately $13 million per year through January 1999 for a joint venture's operating lease rental obligation. The Company has guaranteed $2 million of debt of a company whose facilities are leased by the Company. The Company does not believe it is practicable to estimate the fair value of the guarantees and does not believe exposure to loss is likely.



SPECIAL CREDITS

-------------------------------------------------------------------------------
The Company recorded special credits of $400.6 million and $191.0 million during the six months ended December 31 and June 30, 1993, respectively. The $400.6 million included $370.6 million which is a gain from a settlement related to an antitrust judgment against the Bessemer and Lake Erie Railroad Company. The other special credits related to a note receivable and revertible trusts which were established in connection with the sale of the bar division in 1989 and the Warren, Ohio facility in 1988. Upon selling these steel facilities, the Company placed assets in revertible trusts to provide funds under specific circumstances to pay for certain former employees' benefits. The required specific circumstances did not occur and the trusts reverted to the Company. Proceeds from these items were contributed to the Company's pension plans.



DISCONTINUED OPERATIONS

-------------------------------------------------------------------------------

On August 1, 1995, LTV sold its energy products segment, Continental Emsco Company ("Continental Emsco"), for $74.6 million. A portion of the proceeds was used to reduce LTV's long-term debt by $38.6 million. The loss on the sale of the segment was recorded in the second quarter of 1995, and Continental Emsco is reflected as a discontinued operation in LTV's financial statements for all periods presented. The applicable net assets held for sale at December 31, 1994 are included in current prepaid expenses, deposits and other assets. Net assets held for sale, which consist principally of receivables, inventories and property, plant and equipment, less current liabilities, postemployment health care liabilities and other liabilities, totaled $85.2 million at December 31, 1994. Sales by the energy products segment were $179.2 million through August 1, 1995, $299.2 million in 1994 and $296.9 million in 1993.

The 1995 results from discontinued operations included income from the energy products segment operations of $1.3 million, net of income tax expense of $1.1 million, and the loss on the sale of the business of $10.0 million, net of income tax benefits of $6.0 million. The 1994 results from discontinued operations included losses from the energy products segment of $2.4 million, net of income tax benefits of $1.0 million. The 1993 results from discontinued operations included income from the energy products segment of $0.5 million, net of income tax expense of $1.7 million.



OTHER FINANCIAL DATA

-------------------------------------------------------------------------------
Net interest and other income include the following (in millions):

                                                       Year Ended                     Six Months Ended
                                                      December 31,             December 31,           June 30,
                                                   1995              1994             1993               1993
---------------------------------------------------------------------------------------------------------------------------
Interest and other income                     $    53.8        $     27.4        $     7.7        $       3.2
Interest expense                                  (11.2)            (14.4)            (7.8)              (1.2)
                                              ---------        ----------        ---------        -----------
   Total                                      $    42.6        $     13.0        $    (0.1)       $       2.0
                                              =========        ==========        =========        ===========


Through the reorganization period, the Company followed the accounting practice of accruing interest only on those debt issues that were believed to be fully secured. Interest expense would have been $120 million for the six months ended June 30, 1993 if interest had been accrued and recorded on all outstanding debt. However, this greater amount is not representative of interest expense or accruals for periods subsequent to the reorganization of the Company.

The Company's sales to the automotive market have approximated 30% of sales over each of the last three years. The Company also sells to the steel service center and converter markets which, in turn, sell to the automotive and other industries. Management does not believe significant credit risk exists at December 31, 1995. Sales for the years ended December 31, 1995 and 1994, and the six months ended December 31 and June 30, 1993 to the Company's largest customer, General Motors Corporation, represented approximately 12%, 11%, 11% and 15%, respectively, of total sales.

The Company has incurred research and development costs of $14.8 million, $15.1 million, $7.5 million and $7.5 million for the years ended December 31, 1995 and 1994, and the six months ended December 31 and June 30, 1993, respectively.

Supplemental cash flow information is presented as follows (in millions):




                                                        Year Ended                        Six Months Ended
                                                       December 31,             December 31,            June 30,
                                                   1995              1994             1993                 1993
---------------------------------------------------------------------------------------------------------------------------
Changes in assets and liabilities which
  provided (used) net cash:
     Receivables                              $    68.5        $    (38.8)       $   (53.9)       $       (11.8)
     Inventories                                    9.1              13.0             48.4                 37.1
     Other assets                                  39.4               0.5             18.5                  5.4
     Accounts payable                             (12.2)             27.3             31.7                 15.6
     Other liabilities                             (0.8)            (33.0)           (38.0)               (54.7)
                                              ---------        ----------        ---------        -------------
        Total                                 $   104.0        $    (31.0)       $     6.7        $        (8.4)
                                              =========        ==========        =========        =============
Interest Payments                             $    11.4        $     17.1        $     4.8        $         1.2
Income tax payments                                 2.2               0.6              1.0                  2.9
Capitalized interest                                7.6               7.7              4.6                  7.4

Purchases of marketable securities totaled $8,734.8 million, and maturities and sales totaled $8,636.9 million during 1995. Purchases of marketable securities totaled $1,719.0 million, and maturities and sales totaled $1,360.3 million during 1994. There was no 1993 activity in marketable securities.



COMPANY REORGANIZATION

-------------------------------------------------------------------------------
The Company filed petitions for bankruptcy under Chapter 11 of the Bankruptcy Code in July 1986 and, until June 28, 1993, operated under the protection of the Bankruptcy Court. While in Chapter 11 proceedings, the Company experienced certain financial flexibility including a significant reduction in pension contributions, relief from paying certain prepetition obligations, and the earning of substantial interest income on cash balances. These benefits were partially offset by higher professional fees and expenses.

The Company's emergence from Chapter 11 proceedings was accomplished through a series of mutually dependent transactions and agreements. The Joint Plan provided for, among other things, recoveries for certain creditors that included cash, shares of newly issued LTV Common Stock, Series A Warrants and a variety of other assets. Special agreements were negotiated in order to satisfy certain claims, including, among others, the PBGC Agreement regarding the amount and the timing of funding of LTV's restored pension plans, the Environmental Settlement Agreement and the Federal Tax Agreement.

Claims and liabilities totaling $5.745 billion on June 28, 1993 were discharged for consideration of $1.555 billion in cash, $52 million in other assets, and the issuance of LTV Common Stock and Series A Warrants. A nontaxable extraordinary gain of $3.928 billion was recorded on this debt discharge because the consideration was less than the recorded liabilities. Certain prepetition claims and liabilities, the most significant of which was the Company's obligation for the restored pension plans, were not discharged as part of the Joint Plan and were reclassified to their respective consolidated balance sheet accounts.

Reorganization items recognized on the consolidated statement of income of $30.7 million in the six months ended June 30, 1993 consist of a $1.002 billion increase to allowed claims for pension plans in excess of recorded amounts, a $1.143 billion net gain on fair value adjustments to the Company's assets and liabilities, $132.6 million of professional fees and expenses and $22.3 million of interest earned on accumulated cash.

LTV's financial advisors assisted the Company and the Bankruptcy Court in determining the reorganization value and the resulting beginning equity value. In determining the overall reorganization value, the trading value of comparable U.S. integrated steel companies (adjusted for long-term obligations) was the major factor utilized. This method was used due to the highly cyclical nature of the steel industry and was viewed as providing a more accurate estimate than would have been provided through the use of a discounted cash flow analysis or other methodologies. Adjustments to reflect the fair value of individual assets and liabilities were based on independent reviews and valuations, discounted cash flows, actuarial valuations and other studies.

The portion of reorganization value not attributable to specific tangible or identified intangible assets had been reflected as an intangible asset which totaled $267.7 million at June 30, 1993. The intangible asset was reduced to zero during 1995 by the realization of pre-reorganization tax benefits and amortization.

REPORT OF MANAGEMENT
-------------------------------------------------------------------------------
January 25, 1996


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

The Board of Directors has an Audit Committee of Directors who are not members of management. The Committee meets with management, the internal auditors and the independent auditors in connection with its review of matters relating to the Company's annual financial statements; the Company's internal audit program; the Company's system of internal accounting controls; and the services of the independent auditors. The Committee also periodically meets with internal auditors as well as the independent auditors, without management present, to discuss appropriate matters. In addition, the internal auditors and the independent auditors have full and free access to meet with the Committee, with or without management representatives present, to discuss the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.







/s/ David H. Hoag
-----------------
David H. Hoag
Chairman of the Board,
President and Chief Executive Officer




/s/ Arthur W. Huge
------------------
Arthur W. Huge
Senior Vice President and
Chief Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
-------------------------------------------------------------------------------
January 25, 1996


To the Shareholders and Board of Directors
The LTV Corporation

We have audited the accompanying consolidated balance sheet of The LTV Corporation ("the Company") as of December 31, 1995 and 1994, and the related consolidated statements of income and cash flows for the years ended December 31, 1995 and 1994, and the six months ended December 31 and June 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The LTV Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for the years ended December 31, 1995 and 1994, and the six months ended December 31 and June 30, 1993, in conformity with generally accepted accounting principles.




/S/Ernst & Young LLP
--------------------
Ernst & Young LLP
Cleveland, Ohio

ELEVEN-YEAR FINANCIAL SUMMARY



------------------------------------------------------------------------------------------------------------------------------
(dollars in millions, except per share data)


                                                 1995              1994            1993              1992             1991
------------------------------------------------------------------------------------------------------------------------------
Summary of Operations for the Year
    Steel sales                                $4,283.2          $4,233.3         $3,868.2         $ 3,564.9        $ 3,392.5
    Income (loss) from continuing
      operations before income taxes              310.8             202.7            517.1             (97.7)          (165.0)
    Income tax provision:
      Taxes payable (refundable)                    2.0              (1.5)             3.2               4.9           (125.3)
      Taxes not payable in cash                   115.3              74.7            158.2                --               --
                                               --------          --------         --------         ---------        ---------
        Total                                     117.3              73.2            161.4               4.9           (125.3)
                                               --------          --------         --------         ---------        ---------
      Income (loss) from continuing
        operations                             $  193.5          $  129.5         $  355.7         $  (102.6)        $  (39.7)
                                               ========          ========         ========         =========         =========

    Net income (loss)                          $  184.8          $  127.1         $4,314.9         $   598.7         $   74.1
                                               ========          ========         ========         =========         =========

    Earnings per share (fully diluted):

      Continuing operations                    $   1.76         $    1.29               NM                NM               NM
      Net income                                   1.68              1.27               NM                NM               NM
    Cash dividends per common share                  --                --               --                --               --

Financial Position at Year End
    Working capital                            $1,023.7          $1,190.4         $  882.7         $ 2,048.4        $ 1,975.2
    Total assets                                5,380.1           5,525.1          5,795.1           6,223.1          6,685.2
    Property, net                               3,140.2           3,189.0          3,216.8           2,953.2          3,121.0
    Long-term debt                                150.4             183.1            186.3               7.7              9.0
    Other noncurrent obligations                3,007.8           3,222.1          3,668.6           9,487.0         10,307.8
    Shareholders' equity (deficit)              1,375.2           1,282.8            539.8          (4,129.3)        (4,731.6)

Other Financial Information
    Property additions                         $  204.8          $  234.0         $  323.1     $       311.0        $   333.5
    Depreciation                                  251.9             241.8            236.8             208.6            177.6

Other Operating Data

    Raw steel production (millions of tons)         8.5               8.3              7.9               8.3              7.7
    Continuous cast                                 100%              100%              86%               77%              80%
    Shipment  (millions of tons)                    8.0               8.0              7.6               7.2              6.6
    Operating rate                                  102%               99%              95%               85%              78%
    Employees                                    14,400            15,300           15,700            16,400           17,200


Note  Refer to "Company Reorganization" note to the consolidated financial statements for a discussion of the Company's emergence from Chapter 11 proceedings. The fully diluted earnings per share totaled $3.01 on continuing operations and $3.03 on net income for the six months ended December 31, 1993. Earnings per share data prior to the Company's mid-1993 emergence from Chapter 11 proceedings are not presented due to the general lack of comparability and because the revised capital structure of the Company consists of entirely new issues of Common and Preferred Stock. Reorganization items have been excluded from income statement information in the summary above other than the net income line as this presentation is more meaningful with respect to an understanding of the post-reorganization operating results, since no reorganization items have occurred after June 1993.

Data presented above is restated to reflect the sale of Continental Emsco Company, which is accounted for as a discontinued
operation.

NM  Not meaningful.

THE LTV CORPORATION

57






------------------------------------------------------------------------------------------------------------------------------
(dollars in millions, except per share data)


         1990                    1989                1988                  1987                    1986                1985
------------------------------------------------------------------------------------------------------------------------------

        $3,860.4              $4,086.0             $ 4,874.4             $ 4,805.9         $    4,469.0          $    5,375.4

            87.8                 343.1                (847.3)                344.3             (3,197.0)               (903.5)

            16.6                  20.8                  20.3                  14.4                  8.2                   1.1
             --                     --                    --                    --                   --                    --
        --------              --------             ----------           ----------         -------------         -------------
            16.6                  20.8                  20.3                  14.4                  8.2                   1.1
        --------              --------             ----------           ----------         -------------         -------------

        $   71.2              $  322.3             $  (867.6)            $   329.9         $   (3,205.2)         $     (904.6)
        ========              ========             ==========            =========         =============         =============

        $   70.9              $  264.9             $(3,153.6)            $   502.6         $   (3,268.3)         $     (723.9)
        ========              ========             ==========            =========         =============         =============



              NM                    NM                    NM                    NM                   NM                    NM
              NM                    NM                    NM                    NM                   NM                    NM
              --                    --                    --                    --                   --                    --


        $1,922.1              $1,860.2             $ 1,794.8             $ 1,616.7         $    1,763.9          $      185.3
         6,511.2               6,336.2               6,163.0               5,706.1              5,498.7               6,306.7
         3,051.2               2,894.9               2,640.5               2,693.3              2,621.6               3,222.6
            12.6                  16.8                  18.5                  25.2                108.2               2,142.4
        10,191.6              10,009.4              10,097.6               6,537.6              7,023.7               1,171.3
        (4,845.3)             (4,919.8)             (5,183.4)             (2,041.5)            (2,575.6)                652.2


        $  336.5              $  355.5         $       351.8         $       286.6         $      102.1          $      112.1
           184.0                 182.6                 201.1                 216.1                207.1                 218.7



             8.2                   8.4                  10.5                  11.5                 11.1                  13.1
              76%                   74%                   60%                   54%                  54%                   45%
             7.3                   7.6                   9.0                   9.7                  9.2                  10.7
              84%                   86%                   91%                   91%                  61%                   62%
          16,800                17,800                18,400                26,700               26,800                33,600



QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
----------------------------------------------------------------------------------------------------------------------------
The following table presents quarterly financial information (in millions, except per share data):

                                                  First                Second                Third                    Fourth
                                                Quarter               Quarter              Quarter                   Quarter
----------------------------------------------------------------------------------------------------------------------------
Net sales
    1995                                       $1,084.9              $1,113.2             $1,040.2                  $1,044.9
    1994                                          995.1               1,056.1              1,051.7                   1,130.4
Gross margin
    1995                                          172.1                 193.7                150.4                     146.1
    1994                                          112.6                 159.0                144.5                     148.6
Income from continuing operations
    1995                                           82.1                 105.2                 70.2                      53.3
    1994                                           18.4                  62.9                 55.3                      66.1
Net income
    1995                                           51.2                  55.6                 43.2                      34.8
    1994                                           15.3                  37.5                 34.1                      40.2
Market price per share
    1995  -- High                                 17.88                 15.25                17.25                     15.25
             Low                                  12.63                 13.25                13.63                     13.25
    1994  -- High                                 18.25                 17.63                21.25                     21.00
             Low                                  14.38                 14.00                15.38                     15.38
Market price per Series A Warrant
    1995  -- High                                  4.13                  3.50                 3.88                      3.13
             Low                                   2.75                  2.63                 2.88                      2.25
    1994  -- High                                  6.25                  4.75                 5.75                      5.63
             Low                                   3.50                  3.50                 3.63                      3.50
Earnings per share (1)
    1995  -- Primary:
      Continuing operations                    $   0.47              $   0.59             $   0.40                  $   0.32
      Discontinued operations                        --                 (0.08)                  --                        --
                                               --------              --------             --------                  --------
         Net income                            $   0.47              $   0.51             $   0.40                  $   0.32
                                               ========              ========             ========                  ========
    1995  -- Fully diluted:
      Continuing operations                    $   0.46              $   0.58             $   0.39                  $   0.32
      Discontinued operations                        --                 (0.08)                  --                        --
                                               --------              --------             --------                  --------
         Net income                            $   0.46              $   0.50             $   0.39                  $   0.32
                                               ========              ========             ========                  ========
    1994  -- Primary:
      Continuing operations                    $   0.17              $   0.41             $   0.35                  $   0.37
      Discontinued operations                     (0.01)                (0.01)                  --                        --
                                               --------              --------             --------                  --------
         Net income                            $   0.16              $   0.40             $   0.35                  $   0.37
                                               ========              ========             ========                  ========
    1994  -- Fully diluted:
      Continuing operations                    $   0.17              $   0.40             $   0.35                  $   0.36
      Discontinued operations                     (0.01)                (0.01)                  --                        --
                                               --------              --------             --------                  --------
         Net income                            $   0.16              $   0.39             $   0.35                  $   0.36
                                               ========              ========             ========                  ========

                                                (1)  Earnings per share are computed independently for each of the quarters based on the weighted average number of shares outstanding for each period, and the sum of the quarters may not necessarily be equal to the full year earnings per share amount.

THE LTV CORPORATION

SHAREHOLDERS INFORMATION
----------------------------------------------------------------------------
ANNUAL MEETING The LTV Corporation's 1996 annual meeting will be held on Monday, April 15, 1996, from 9:00 a.m. to 10:00 a.m., in the auditorium of the Forum Conference Center, One Cleveland Center, 1375 East 9th Street, Cleveland, Ohio.

10-K REPORT AVAILABLE A copy of LTV's 1995 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request.

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

Address requests to: Investor Relations, The LTV Corporation,
P.O. Box 6778, Cleveland, OH 44101.

COMPANY CONTACTS The following individuals may be contacted in writing at The LTV Corporation, P.O. Box 6778, Cleveland, OH 44101.

Financial Community Contacts
John C. Skurek, Vice President and Treasurer, or
Joel L. Hawthorne, Manager, Investor Relations

Media Contact
Mark R. Tomasch, Senior Director, Corporate Affairs

QUARTERLY REPORTING LTV typically releases earnings announcements on the last Friday of the month immediately following each quarter end. The Company does not publish quarterly reports due to the expense and lack of timeliness of traditional quarterly reports. Instead, LTV's quarterly earnings releases contain all of the financial information typically found in quarterly reports.

LTV issues all of its corporate news releases through PR Newswire (PRN), which can be accessed through PRN's site on the Internet's World Wide Web, or by fax-on-demand. To access LTV news releases through the World Wide Web using web-browser software, enter http://www.prnewswire.com/cnoc/exec/menu?516787. PRN releases are also available through America Online, Compuserve, Prodigy, Lexis/Nexis, Dialog, Dow Jones News/Retrieval and Bloomberg.

To obtain faxed copies of LTV news releases, call Company News On-Call at 1-800-758-5804. This electronic, menu-driven system will ask for a six-digit code (516787) and allows you to request LTV releases to be sent to your fax machine. LTV also maintains a supplemental mailing list of shareholders wishing to receive copies of the Company's quarterly earnings releases.


COMMON STOCK AND SERIES A WARRANT INFORMATION

LTV's Common Stock and Series A Warrants are listed on the New York Stock Exchange ("NYSE") under the stock symbols: LTV and LTVWS. The number of holders of record of LTV's Common Stock and Series A Warrants as of December 31, 1995, was 24,390 and 27,183, respectively.

A holder of Series A Warrants is entitled to purchase 0.5582 shares of LTV Common Stock for each Series A Warrant held at an exercise price of $16.28 per each full share of LTV Common Stock purchased. The Series A Warrants expire on June 28, 1998.

REQUIRED APPROVAL FOR CERTAIN PURCHASES OF COMMON STOCK AND SERIES A WARRANTS For the purpose of preserving LTV's ability to utilize certain favorable tax attributes, Article Ninth of LTV's Restated Certificate of Incorporation prohibits, with certain limited exceptions, any unapproved acquisition of Common Stock or Series A Warrants that would cause the ownership interest percentage of the acquirer or any other person to increase to 4.5% or above. A person's ownership interest percentage for purposes of Article Ninth is determined by reference to specified federal income tax principles, including attribution of shares from certain related parties, deemed exercise of rights to acquire stock (such as the Company's Series A Warrants) and aggregation of shares purchased by persons acting in concert. Purchases of Common Stock or Series A Warrants from any other person other than the Company are subject to the limitations imposed by Article Ninth, and any unapproved purchase in excess of the amounts permitted by Article Ninth will be void ab initio. A prospective purchaser of Common Stock or Series A Warrants who believes that they may be subject to the limitations imposed by Article Ninth should consult with their advisors or LTV in advance of acquiring such securities to determine if advance approval must be obtained from LTV's Board of Directors.

NEW TRANSFER AGENT
------------------
Mail
Chemical Mellon Shareholder Services
Stock Transfer Department
P.O. Box 469, Washington Bridge Station, New York, NY 10033

Hand Deliver
Chemical Mellon Shareholder Services
Stock Transfer Department
85 Challenger Road, Overpeck Centre, Ridgefield Park, NJ 07660

DUPLICATE MAILINGS Shareholders occasionally receive duplicate mailings, usually because the shareholder owns more than one class of security or because shares are held in slightly different names. Duplicate mailings may also result when other members of a household own stock in their own names. The Company is required by law to mail to each name on the shareholder list unless the shareholder requests that duplicate mailings be eliminated. To eliminate duplicate mailings, forward mailing labels indicating which name to retain on the mailing list and which name(s) to delete. A request for deletion of name from the mailing list will not affect proxy mailings.

Address requests: Secretary, The LTV Corporation,
P.O. Box 6778, Cleveland, OH 44101.