Form 10-K405, Exhibit 13
period 1996-12-31
LTV CORP
filed 1997-03-04
CIK 60731

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

The LTV Corporation ("LTV" or the "Company") is a fully integrated steel producer that manufactures a diversified line of carbon steel products consisting of hot rolled and cold rolled sheet, galvanized, tin mill and tubular products. The Company operates two integrated steel mills (Cleveland Works and Indiana Harbor Works) and various finishing, galvanizing and processing facilities as well as tin mill and tubular operations. The Company is a major supplier of flat rolled steel for the domestic transportation, appliance and electrical equipment markets.


                                                                     Year Ended December 31,
RESULTS OF OPERATIONS                                   -------------------------------------------------
(in millions, except per share data)                         1996             1995              1994
                                                        -------------    --------------    --------------

Sales                                                    $   4,134.5       $  4,283.2       $   4,233.3


Costs and expenses:
   Cost of products sold                                     3,587.7          3,620.9           3,668.6
   Depreciation and amortization                               265.7            251.9             241.8
   Selling, general and administrative                         150.8            142.2             133.2
   Net interest and other income                               (42.4)           (42.6)            (13.0)
                                                         -----------       ----------       -----------
     Total                                                   3,961.8          3,972.4           4,030.6
                                                         -----------       ----------       -----------

Income from continuing operations
   before income taxes                                         172.7            310.8             202.7

Income tax provision:
   Taxes payable (refundable)                                    0.3              2.0              (1.5)
   Taxes not payable in cash                                    63.2            115.3              74.7
                                                         -----------       ----------       -----------
                                                                63.5            117.3              73.2
                                                         -----------       ----------       -----------

Income from continuing operations                              109.2            193.5             129.5

Discontinued operations                                          -               (8.7)             (2.4)
                                                         -----------       ----------       -----------

     Net income                                          $     109.2       $    184.8       $     127.1
                                                         ===========       ==========       ===========

Earnings per share                                       $      1.01       $     1.71       $      1.29
                                                         ===========       ==========       ===========

Dividends paid per common share                          $      0.09       $     -          $      -
                                                         ===========       ===========      ===========


OPERATING DATA

Raw steel production (thousands of tons)                       8,784             8,462            8,253
Steel shipments (thousands of tons)                            8,080             7,961            7,969
Active employees (thousands)                                    14.0              14.4             15.3

[Graph]

QUARTERLY INCOME FROM
CONTINUING OPERATIONS BEFORE INCOME TAXES
(IN MILLIONS)

                   1996              1995              1994

First             $21.2             $ 82.1            $18.4

Second            $50.6             $105.2            $62.9

Third             $44.7             $ 70.2            $55.3

Fourth            $56.2             $ 53.3            $66.1


RESULTS OF OPERATIONS

1996 COMPARED WITH 1995

Sales
-----

Sales of $4.135 billion in 1996 decreased by $149 million (3%) from 1995, primarily due to lower average selling prices. Steel shipments of 8.08 million tons increased by 119,000 tons (1%) over the previous year's total.

[Graph]

SALES BY PRODUCT


                                1996         1995          1994

Total (in millions)            $4,135       $4,283        $4,233



All Other                        3%           3%            3%

Tubular                          8%           7%            7%

Tin                             11%          11%           11%

Galvanized                      29%          29%           29%

Hot and Cold Flat Rolled        49%          50%           50%







Hot and cold flat rolled product sales of $2.017 billion were 6% lower in 1996 versus 1995, reflecting lower average selling prices and lower shipments. Galvanized product sales of $1.203 billion were 1% lower in 1996, reflecting lower average selling prices, partially offset by a 5% increase in shipments. Tin mill product sales of $453 million were 1% higher in 1996 as a result of a 6% increase in shipments, partially offset by a decrease in average selling prices. Tubular product sales of $319 million were 1% higher in 1996 than in 1995, reflecting a 5% increase in shipments, partially offset by a decrease in average selling prices. Nonsteel and other sales in 1996 of $143 million were $10 million lower than 1995 due to lower sales of iron ore.

Production and Costs
--------------------

Raw steel production increased by 322,000 tons to 8.78 million tons in 1996 compared with 1995. The average operating rate at the Company's steelmaking facilities during 1996 was 105%, compared with 102% in 1995. The Company follows industry standards in calculating its maximum operating rate that is based on 95% of blast furnace capacity. The 5% adjustment recognizes the average effect of blast furnace relines. Steel production may be supplemented with purchases of semifinished steel when demand for the Company's products exceeds production capability.

Cost of products sold as a percentage of sales increased to 86.8% in 1996 from 84.5% in 1995, primarily due to lower average selling prices. The 1996 results were favorably impacted by productivity and operating performance improvements, partially offset by additional costs arising from extremely cold weather conditions experienced in the first quarter of 1996 at the Company's iron ore and coke plant operations, and higher purchased material prices. Selling, general and administrative costs increased in 1996, which included higher legal and professional fees related to labor contract negotiations and the redesign of business processes.


1995 COMPARED WITH 1994

Sales
-----

Sales of $4.283 billion in 1995 increased by $50 million (1%) from 1994, while steel shipments of 7.96 million tons approximated the previous year's total. The increase in sales during 1995 was primarily due to higher average selling prices.

Hot and cold flat rolled product sales of $2.146 billion were 2% higher in 1995 versus 1994, reflecting an increase in shipments and selling prices, partially offset by a change in the mix of products sold that reflected higher shipments of lower-priced hot rolled steel to the export markets. Galvanized product sales of $1.221 billion were 1% higher in 1995, reflecting a 5% decrease in shipments that was more than offset by an increase in average selling prices. Tin mill product sales of $449 million were 5% lower in 1995, reflecting a 7% decrease in shipments, partially offset by an increase in average selling prices. Tubular product sales of $314 million were 7% higher in 1995 than in 1994, reflecting a 2% increase in shipments and an increase in average selling prices. Nonsteel and other sales in 1995 of $153 million were relatively unchanged from 1994.

Production and Costs
--------------------

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

In 1995, LTV reached a long-term agreement with a large technology service organization to manage LTV's information systems and data processing functions. Also, during 1995, LTV began a reorganization and centralization of certain sales and marketing functions. One-time transitional and personnel costs related to these actions totaled $9.5 million in 1995, of which $1.7 million was paid in 1995 and $4.9 million was paid in 1996. A portion of these costs was included in selling, general and administrative expenses and was the primary reason for the increase in these expenses in 1995 versus 1994.


OTHER INCOME AND EXPENSE ITEMS
1996, 1995 AND 1994

Net Interest and Other Income
-----------------------------

Net interest and other income of $42.4 million in 1996 was approximately the same as 1995. Decreased interest income on lower levels of investments and lower earnings rates was offset by increased capitalized interest expense in 1996.

Net interest and other income of $42.6 million in 1995 increased by $29.6 million from 1994, primarily due to increased interest income on higher levels of investments coupled with a higher earnings rate, as well as lower fees on credit facilities. Additionally, in 1995, the Company recorded a recovery of $5.8 million unclaimed disbursements as other income.

Income Taxes
------------

Of the Company's total federal and state income tax expense from continuing operations, $63.2 million, $115.3 million and $74.7 million of such expense amounts in 1996, 1995 and 1994, respectively, did not result in cash payments because of net deductible temporary differences. The Company's cash payments for income taxes will continue to be significantly less than the income tax expense amounts in the financial statements until the deferred tax assets are fully utilized or expire. Under fresh-start financial statement reporting rules, tax benefits associated with pre-reorganization net deductible temporary differences and net operating loss carryforwards cannot be recognized as a reduction to the tax provision and do not increase net income. Consequently, income before income taxes represents an important indicator of the Company's true earnings.

The Company's effective tax rate for financial statement reporting purposes was 36.8% in 1996, 37.7% in 1995 and 36.1% for 1994. The 1994 effective tax rate reflects the Company reaching a settlement on certain state income tax issues and recording a benefit of $5.0 million. Taxes payable in cash during the past three years consist primarily of state and federal (for a less than 80% owned subsidiary) taxes. The Company's ability to reduce its future income tax payments through the use of net operating loss carryforwards could be significantly limited on an annual basis if the Company were to undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986. For the purpose of preserving LTV's ability to utilize its net operating loss carryforwards, Article Ninth of LTV's Restated Certificate of Incorporation prohibits, with certain limited exceptions, any unapproved acquisition of common stock or Series A Warrants that would cause the ownership interest percentage of the acquirer or any other person to increase to 4.5% or above.

Discontinued Operations
-----------------------

On August 1, 1995, LTV sold its energy products segment, Continental Emsco Company ("Continental Emsco"), for $74.6 million, with $38.6 million of the proceeds used to reduce LTV's long-term debt. The loss of $8.7 million on the sale of the segment was recorded in the second quarter of 1995, and Continental Emsco is reflected as a discontinued operation in LTV's financial statements.


LIQUIDITY AND FINANCIAL RESOURCES

The Company's sources of liquidity include cash and cash equivalents, marketable securities, cash from operations, amounts available under credit facilities and other external sources of funds.

In 1996, total cash, cash equivalents and marketable securities decreased by $49 million to $674 million as of December 31, 1996. During 1996, cash provided by operating activities amounted to $495 million. Major uses of cash during 1996 included $205 million in funding to the restored pension plans, the conversion of $109 million of cash equivalents to highly liquid marketable securities to improve the return on those funds, $243 million in capital expenditures, $79 million investment in steel-related businesses and $12 million of dividend payments.

In 1995, total cash, cash equivalents and marketable securities increased by $30 million to $723 million at December 31, 1995. During 1995, cash provided by operating activities amounted to $756 million, with the other major source of cash consisting of $94 million in proceeds from the dispositions of discontinued operations, businesses and properties. Major uses of cash during 1995 included $473 million in funding to the restored pension plans, the conversion of $100 million of cash equivalents to highly liquid marketable securities, $205 million in capital expenditures, $89 million investment in steel-related businesses and $41 million of long-term debt payments.

In 1994, total cash, cash equivalents and marketable securities increased by $287 million to $693 million at December 31, 1994. During 1994, cash provided by operating activities, which included the remaining $171 million from the settlement of an antitrust lawsuit, amounted to $716 million. Other major 1994 sources of cash consisted of $257 million from the Company's equity offering and $184 million relating to dispositions of businesses and properties. Major uses of cash during 1994 included $642 million in funding to the restored pension plans, the conversion of $358 million of cash equivalents to highly liquid marketable securities and $234 million in capital expenditures.

The Company has two credit facilities with banks, a "Receivables Facility" and a "Letter of Credit Facility," which provide the Company with up to $470 million of financing resources at prevailing market rates. Management believes that cash provided by operations, along with its credit facilities, is sufficient to fund the current requirements of working capital, capital expenditures, investment in joint ventures, pensions and other postemployment benefits.

The Company's long-term debt and Letter of Credit Facility agreements contain various covenants that require the Company to maintain certain financial ratios and amounts. These agreements, as well as the Company's agreement with the Pension Benefit Guaranty Corporation ("PBGC Agreement"), place certain restrictions on payments of dividends, share repurchases, capital expenditures, investments in subsidiaries and borrowings. Under the terms of the most restrictive covenant, $155 million of retained earnings are available for common stock dividend payments at December 31, 1996. Substantially all of the Company's receivables and inventories are pledged as collateral under certain of these agreements. The Company does not believe that the restrictions contained in these covenants will cause significant limitations on its financial flexibility.

In April 1996, the Company declared a common stock dividend of $0.03 per share, the first quarterly cash dividend since 1984. Additionally, LTV declared dividends in July and October of 1996 and in January 1997. Also, in January 1997, LTV announced a stock repurchase program authorizing the acquisition, from time to time, of up to $75 million of the Company's common shares in the open market.


CAPITAL EXPENDITURES AND REQUIREMENTS

The Company invested $243 million in capital expenditures during 1996. LTV's capital expenditures are directed toward market-driven requirements, customer service, productivity improvements, cost-reduction programs, new technology, replacement projects and environmental requirements. The Company anticipates capital expenditures will approximate $320 million during 1997.


INVESTMENT IN JOINT VENTURES

Investments in steel-related businesses totaled $79 million in 1996 and $89 million in 1995. In 1995, LTV entered into a joint venture to build and operate a new flat rolled steel minimill company, Trico Steel Company, L.L.C. ("Trico Steel Company"). LTV has a 50% interest in the joint venture. Operations are scheduled to begin in early 1997.

In 1996, LTV entered into a joint venture to produce high purity direct reduced iron ("DRI") briquettes as a scrap steel substitute for use in electric furnace steelmaking operations. The total construction costs are estimated to be $150 million, and LTV's investment will be 46.5% of the total. Construction planning began in late 1996 with production scheduled to begin in the second half of 1998. Once fully operational, the joint venture will produce about 500,000 metric tons of DRI briquettes per year.

PENSION AND OTHER POSTEMPLOYMENT BENEFITS

[Graph]
PENSION PLAN ASSETS AND UNFUNDED PROJECTED BENEFIT OBLIGATION
(in millions)

                                            1996          1995          1994
                                                      AT DECEMBER 31,


PENSION PLAN ASSETS                         $2,836        $2,566        $2,003

UNFUNDED PROJECTED BENEFIT OBLIGATION       $  560        $1,042        $1,174




PENSION PLAN ASSETS PRINCIPALLY CONSIST OF EQUITY SECURITIES LISTED ON NATIONAL EXCHANGES, FIXED INCOME SECURITIES AND CASH EQUIVALENTS. THE ACTUAL RETURN ON PLAN ASSETS IN 1996 WAS $405.1 MILLION, OR 16.8%.

Pension plan expense of $112 million in 1996 decreased significantly from $172 million in 1995, primarily due to increased pension plan assets and earnings. Pension expense in 1995 was $9 million higher than the 1994 pension expense of $163 million, primarily due to using a higher discount rate of 9%, and the pension benefit enhancements under the Company's 1994 USWA labor agreement, partially offset by the funding of the Company's plans. Pension expense for all plans is expected to approximate $93 million in 1997.

The Company's cash funding of its major defined benefit pension plans is based on a flexible payment schedule as determined under the PBGC Agreement requiring minimum annual fixed payments of $30 million in 1994 through 1997, and $50 million in subsequent years. Also, if cash flow exceeds certain levels, the Company is obligated each year to make additional payments to these plans. Under the PBGC Agreement, the pension contributions due in 1997 total $169 million, $160 million of which was prepaid in 1996. Contributions to major defined benefit pension plans have totaled nearly $2.7 billion since June 28, 1993. As of December 31, 1996, "advance payments" to the pension plans total $451 million, which, together with future cumulative earnings, can be used at the Company's option as credits against future required payments.

Other postemployment benefit expense consists primarily of health care and life insurance benefits with the expense of $136 million in 1996 remaining approximately the same as 1995. Other postemployment benefit expense is expected to remain approximately the same in 1997. Cash payments amounted to $131 million in 1996, $144 million in 1995 and $130 million in 1994.

As part of the 1994 USWA labor agreement, the Company began making contributions to a Voluntary Employee Beneficiary Association ("VEBA") Trust to prefund other postemployment benefits for employees and retirees covered under the agreement. The Company is required to contribute to the VEBA Trust a minimum of $5 million annually ($10 million in years when common stock dividends are declared) and additional amounts based on defined cash flow as set forth in the labor agreement. Additional discretionary contributions are also permitted. The required contributions were $11 million and $19 million in 1996 and 1995, respectively, and the 1997 contribution is expected to be $10 million.

The accounting requirement to reset annually the discount rate used to calculate the actuarial present value of the pension and other postemployment benefit obligations, consistent with changes in market interest rates, results in volatility of the recorded amount of the Company's obligations. This volatility is highlighted in the adjacent graph, which displays LTV's unfunded projected pension benefit obligation at each annual required discount rate and at a constant 8.5% discount rate. In determining the assumed long-term rate of return on pension plan assets, LTV has used a rate of 9% in 1996 and 8.5% in 1995 and 1994.

[Graph]
UNFUNDED PROJECTED PENSION BENEFIT OBLIGATION
At December 31
(in millions)

                                                   1996         1995       1994

ACTUAL DISCOUNT RATE USED
(7.5% IN 1996, 7.25% IN 1995 AND 9.0% IN 1994)     $560       $1,042     $1,174

CONSTANT DISCOUNT RATE OF 8.5%                     $297       $  711     $1,299




A 1993 agreement with the USWA provided that a portion of the requirements with respect to certain postemployment benefits would be secured by a junior lien of $250 million on collateral with an unencumbered fair market value of at least $500 million. The initial security was provided by the grant of a mortgage on facilities having a carrying value of approximately $500 million.

COMPETITION AND STEEL PRICES

LTV competes directly with domestic and foreign integrated flat rolled carbon steel producers and minimills and indirectly with producers of plastics, aluminum and other materials such as ceramics and wood, which sometimes can be substituted for flat rolled carbon steel in manufacturing and construction. Certain companies have announced plans or begun construction of additional minimills to produce flat rolled products. Minimills are relatively efficient, low-cost producers that generally produce steel from scrap in electric furnaces, have lower employment and environmental costs, and generally target regional markets. Thin slab casting technologies have allowed some minimills to enter certain flat rolled markets that have traditionally been supplied by integrated producers. The primary factors that affect competition include price, quality, delivery and customer service. LTV targets quality-critical, value-added applications and believes it is able to differentiate some of its products from those of competitors on the basis of product quality, on-time delivery performance, and product and technical support to customers.

Significant competition from foreign producers has adversely affected product prices in the United States and tonnage sold by domestic producers. The intensity of foreign competition is affected partially by fluctuations in the value of the U.S. dollar against foreign currencies and demand within the domestic steel market. Many foreign steel producers are owned, controlled or subsidized by their governments, and decisions with respect to production and sales may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions. Based on American Iron and Steel Institute reports, steel imports of flat rolled products (including tin mill products) during the first 11 months of 1996 totaled 11.8 million tons, an increase of 1.2 million tons, or 11%, from the year-ago period.

The Company's results of operations are substantially affected by small variations in the realized prices of its products, which are significantly influenced by prevailing prices for steel and demand for particular products. The Company shipped 8.08 million tons of steel products and recorded sales of $4.135 billion during 1996. A 1% increase or decrease in the average realized price during 1996 would, on a pro forma basis, result in an increase or decrease in pretax income of approximately $36 million. The Company and the steel industry in general realized lower steel selling prices in the latter half of 1995. In 1996, the Company implemented several price increases that partially offset the price decreases experienced in the second half of 1995, but average steel selling prices in 1996 were below 1995 levels. Competitive pressures, including increased domestic steelmaking capacity, could limit the Company's ability to maintain or increase current prices.


LABOR MATTERS

The Company has a labor agreement with the USWA on terms consistent with those negotiated with other major integrated steel producers that expires August 1, 1999. The agreement provided for a reopening of wage provisions in 1996, subject to binding arbitration with changes becoming effective August 1, 1996. The 1996 arbitration settlement resulted in wages and benefits comparable to those at other U. S. integrated steel competitors.

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

Important examples of laws referred to above are the 1990 Clean Air Act Amendments ("CAA Amendments"), the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), and related state and local laws. The CAA Amendments and its state and local counterparts require progressively more stringent air emission quality standards in the future. RCRA and related state laws include so-called "corrective action" provisions that grant environmental agencies authority to require the Company to clean up environmental media, such as soils and groundwater, under certain prescribed conditions. These corrective action provisions, in most instances, are not self-implementing and, in the Company's view, create no current legal obligation. If, in the future, the Company were required to implement corrective actions, the Company could be required to record additional liabilities that cannot be estimated at this time, but would be substantial.

In 1993, as part of the Company's reorganization, LTV entered into agreements with the U.S. Environmental Protection Agency ("EPA") and several state environmental agencies, which settled a significant portion of the Company's pending remediation liabilities and certain other environmental-related liabilities. The agreement also established a mechanism to resolve specified environmental claims subsequently identified (if any).

During 1996, the Company spent approximately $18 million for environmental clean-up and related matters at operating and idled facilities, and at December 31, 1996, has a recorded liability of $84 million for known and identifiable environmental and related matters. As the Company becomes aware of additional matters or obtains more information, it may be required to record additional liabilities for environmental remediation. The Company also spent approximately $27 million in 1996 for environmental compliance-related capital expenditures and expects it will be required to spend an average of approximately $35 million annually in capital expenditures during the next five years to meet environmental standards.


NEW ACCOUNTING PRONOUNCEMENT

In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 96-1 ("SOP 96-1"), "Environmental Remediation Liabilities," which clarifies the existing authoritative guidance on loss contingencies that apply in determining environmental liabilities. The Company will adopt SOP 96-1 in the first quarter of 1997 and, based on current circumstances, does not believe the effect of adoption will be material to results of operations.

OUTLOOK

To date, the Company has continued to experience a high demand for its products and a strong rate of incoming orders, although this may not continue in the future due to rising import levels and a strengthening dollar. These factors, along with industry capacity additions, could affect future market prices.

This report includes forward-looking statements. The use of the words "outlook," "believes," "estimate," "expect" and similar words are intended to identify these statements as forward-looking. These statements represent the Company's current judgment on what the future holds. While the Company believes them to be reasonable, a number of important factors could cause actual results to differ materially from those projected. These factors include relatively small changes in market price or market demand; changes in raw material costs; increased operating costs; loss of business from major customers, especially for high value-added product; unanticipated expenses; substantial changes in financial markets; labor unrest; unfair foreign competition; major equipment failure; or unanticipated results in pending legal proceedings.

CONSOLIDATED STATEMENT OF INCOME
The LTV Corporation
(in millions, except per share data)


                                                                   Year Ended December 31,
                                                     ----------------------------------------------
                                                            1996             1995              1994
                                                     -----------       ----------       -----------



SALES                                                $   4,134.5       $  4,283.2       $   4,233.3

COSTS AND EXPENSES:
 Cost of products sold                                   3,587.7          3,620.9           3,668.6
 Depreciation and amortization                             265.7            251.9             241.8
 Selling, general and administrative                       150.8            142.2             133.2
 Net interest and other income                             (42.4)           (42.6)            (13.0)
                                                     -----------       ----------       -----------
   Total                                                 3,961.8          3,972.4           4,030.6
                                                     -----------       ----------       -----------

INCOME FROM CONTINUING OPERATIONS BEFORE
 INCOME TAXES                                              172.7            310.8             202.7

INCOME TAX PROVISION:
 Taxes payable (refundable)                                  0.3              2.0              (1.5)
 Taxes not payable in cash                                  63.2            115.3              74.7
                                                     -----------       ----------       -----------
   Total                                                    63.5            117.3              73.2
                                                     -----------       ----------       -----------

INCOME FROM CONTINUING OPERATIONS                          109.2            193.5             129.5

Discontinued operations                                      -               (8.7)             (2.4)
                                                     -----------       ----------       -----------

NET INCOME                                           $     109.2       $    184.8       $     127.1
                                                     ===========       ==========       ===========


EARNINGS PER SHARE
 Primary:
   Continuing operations                             $      1.01       $     1.79       $      1.31
   Discontinued operations                                   -              (0.08)            (0.02)
                                                     -----------       ----------       -----------
     Net income                                      $      1.01       $     1.71       $      1.29
                                                     ===========       ==========       ===========
 Fully diluted:
   Continuing operations                             $      1.01       $     1.76       $      1.29
   Discontinued operations                                   -              (0.08)            (0.02)
                                                     -----------       ----------       -----------
     Net income                                      $      1.01       $     1.68       $      1.27
                                                     ===========       ==========       ===========


DIVIDENDS PAID PER COMMON SHARE                      $      0.09       $     -          $      -
                                                     ===========       ==========       ===========




See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
The LTV Corporation

(in millions)                                                            Year Ended December 31,
                                                            --------------------------------------------
                                                                  1996             1995             1994
                                                            ----------       ----------       ----------
OPERATING ACTIVITIES
 Income from continuing operations                         $     109.2       $    193.5       $     129.5
 Adjustments to reconcile income to net cash
   provided by operating activities:
   Special credits                                                 -                -               171.0
   Depreciation and amortization                                 265.7            251.9             241.8
   Income tax provision not payable in cash                       63.2            115.3              74.7
   Defined benefit pension expense                                64.3            124.0             119.8
   Postemployment benefit payments
     less (more) than related expense                              5.8             (7.6)             18.5
   VEBA Trust contributions                                      (11.3)           (19.1)              -
   Changes in assets and liabilities                              10.8            104.0             (31.0)
   Other                                                         (13.2)            (5.8)             (8.2)
                                                           -----------       ----------       -----------
     NET CASH PROVIDED BY OPERATING ACTIVITIES                   494.5            756.2             716.1
                                                           -----------       ----------       -----------
INVESTING ACTIVITIES
 Capital expenditures                                           (242.9)          (204.8)           (234.0)
 Investment in steel-related businesses                          (78.5)           (89.2)             (0.9)
 Net purchases of marketable securities                         (109.2)           (99.7)           (357.5)
 Proceeds from dispositions of discontinued
   operations, businesses and properties                          11.2             94.4             184.2
 Other                                                           (17.2)            (9.5)            (13.6)
                                                           -----------       ----------       -----------
     NET CASH USED IN INVESTING ACTIVITIES                      (436.6)          (308.8)           (421.8)
                                                           -----------       ----------       -----------
FINANCING ACTIVITIES
 Issuance of common stock                                          -                -               257.2
 Pension funding to restored plans                              (204.7)          (472.6)           (642.2)
 Receipt of escrowed funds                                         -                -                25.8
 Payments on long-term debt                                        -              (41.1)             (2.5)
 Dividends paid   - common                                        (9.5)             -                 -
                  - preferred                                     (2.2)            (2.2)             (2.3)
 Other                                                             -               (1.0)             (1.2)
                                                           -----------       ----------       -----------
     NET CASH USED IN FINANCING ACTIVITIES                      (216.4)          (516.9)           (365.2)
                                                           -----------       ----------       -----------

NET DECREASE IN CASH AND CASH
   EQUIVALENTS                                                  (158.5)           (69.5)            (70.9)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                   265.9            335.4             406.3
                                                           -----------       ----------       -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                   $     107.4       $    265.9       $     335.4
                                                           ===========       ==========       ===========





----------
See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
The LTV Corporation
(in millions, except per share data)

                                                                                    December 31,
                                                                        -------------------------------
                                                                                1996               1995
                                                                        ------------      -------------
ASSETS

CURRENT ASSETS
 Cash and cash equivalents                                              $       107.4     $       265.9
 Marketable securities                                                          566.4             457.2
                                                                        -------------     -------------
                                                                                673.8             723.1
 Receivables, less allowance for doubtful accounts of
   $17.7 in 1996 and $17.1 in 1995                                              400.3             396.1
 Inventories:
   Products                                                                     570.6             512.6
   Materials, purchased parts and supplies                                      231.7             229.9
                                                                        -------------     -------------
     Total inventories                                                          802.3             742.5
 Prepaid expenses, deposits and other                                            11.9               8.7
                                                                        -------------     -------------
     Total current assets                                                     1,888.3           1,870.4
                                                                        -------------     -------------

INVESTMENTS IN AFFILIATES                                                       256.3             167.8

OTHER NONCURRENT ASSETS                                                         149.1             201.7

PROPERTY, PLANT AND EQUIPMENT
 Land and land improvements                                                      68.7              69.5
 Buildings                                                                      147.7             144.9
 Machinery and equipment                                                      3,443.5           3,322.2
 Construction in progress                                                       211.4             121.6
                                                                        -------------     -------------
                                                                              3,871.3           3,658.2
 Less allowance for depreciation                                               (754.5)           (518.0)
                                                                        -------------     -------------
     Total property, plant and equipment                                      3,116.8           3,140.2
                                                                        -------------     -------------

                                                                        $     5,410.5     $     5,380.1
                                                                        =============     =============











----------
See notes to consolidated financial statements.




                                                                                   December 31,
                                                                       -------------------------------
                                                                                1996              1995
                                                                       -------------     -------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable                                                      $       351.1     $       255.0
 Accrued employee compensation and benefits                                    372.9             408.4
 Other accrued liabilities                                                     175.0             183.3
                                                                       -------------     -------------
   Total current liabilities                                                   899.0             846.7
                                                                       -------------     -------------

NONCURRENT LIABILITIES
 Long-term debt                                                                152.6             150.4
 Postemployment health care and other insurance benefits                     1,596.0           1,598.4
 Pension benefits                                                              647.9             988.7
 Other                                                                         404.3             420.7
                                                                       -------------     -------------
   Total noncurrent liabilities                                              2,800.8           3,158.2
                                                                       -------------     -------------

SHAREHOLDERS' EQUITY
 Convertible preferred stock - par value $1.00 per share                         0.5               0.5
 Common stock - par value $0.50 per share;
   authorized 150.0 shares; issued and outstanding
   105.5 shares in 1996 and 1995                                                52.8              52.8
 Additional paid-in capital                                                  1,021.1             958.0
 Retained earnings                                                             646.7             549.3
 Minimum pension liability adjustment                                           (8.9)           (184.8)
 Other                                                                          (1.5)             (0.6)
                                                                       -------------     -------------
   Total shareholders' equity                                                1,710.7           1,375.2
                                                                       -------------     -------------

                                                                       $     5,410.5     $     5,380.1
                                                                       =============     =============

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
The LTV Corporation
(in millions)



                                            Common                                     Minimum     Restricted
                              Convertible   Stock              Additional              Pension      Stock and      Total
                              Preferred    Held for   Common    Paid-In   Retained    Liability    Marketable   Shareholders'
                                Stock      Issuance   Stock     Capital   Earnings    Adjustment    Securities     Equity
                              ----------   --------  --------   --------  ---------  -----------    ----------   ----------

January 1, 1994              $       1.0   $   54.3  $   41.9  $   561.3  $   246.1  $    (364.8)                $   539.8
Net income                                                                    127.1                                  127.1
Shares issued:
   Public offering                                        6.8      250.4                                             257.2
   Stock plans                                            1.0        5.4                            $     (3.2)        3.2
Conversion of stock                 (0.5)     (54.3)      3.2       51.6                                               -
Unrealized losses                                                                                         (1.2)       (1.2)
Pension liability                                                                          359.0                     359.0
Dividends paid:
   Preferred                                              0.1        4.1       (6.5)                                  (2.3)
                             -----------   --------  --------  ---------  ---------  -----------    ----------   ---------
December 31, 1994                    0.5         -       53.0      872.8      366.7         (5.8)         (4.4)    1,282.8
Net income                                                                    184.8                                  184.8
Taxes not payable
   in cash                                                          84.9                                              84.9
Shares issued:
   Stock plans                                                       0.1                                   0.8         0.9
Unrealized gains                                                                                           3.0         3.0
Pension liability                                                                         (179.0)                   (179.0)
Dividends paid:
   Preferred                                                                   (2.2)                                  (2.2)
Other                                                    (0.2)       0.2                                              -
                             -----------   --------  --------  ---------  ---------  -----------    ----------   ---------
December 31, 1995                    0.5        -        52.8      958.0      549.3       (184.8)         (0.6)    1,375.2
Net income                                                                    109.2                                  109.2
Taxes not payable
   in cash                                                          63.2                                              63.2
Unrealized losses                                                                                         (0.9)       (0.9)
Pension liability                                                                          175.9                     175.9
Dividends paid:
   Common                                                                      (9.5)                                  (9.5)
   Preferred                                                                   (2.2)                                  (2.2)
Other                                                               (0.1)      (0.1)                                  (0.2)
                             -----------   --------  --------  ---------  ---------  -----------    ----------   ---------
December 31, 1996            $       0.5   $    -    $   52.8  $ 1,021.1  $   646.7  $      (8.9)   $     (1.5)  $ 1,710.7
                             ===========   ========  ========  =========  =========  ===========    ==========   =========







See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The LTV Corporation
December 31, 1996




SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
-----------------------

The LTV Corporation ("LTV" or the "Company") is a fully integrated steel producer that manufactures a diversified line of carbon steel products consisting of hot rolled and cold rolled sheet, galvanized, tin mill and tubular products. The Company operates two integrated steel mills (Cleveland Works and Indiana Harbor Works) and various finishing, galvanizing and processing facilities as well as tin mill and tubular operations. The Company is a major supplier of flat rolled steel for the domestic transportation, appliance and electrical equipment markets.

Principles of Consolidation
---------------------------

The consolidated financial statements include LTV and its majority-owned subsidiaries. Investments in joint ventures and companies owned 20% to 50% are accounted for by the equity method. The Company's interest in the cumulative undistributed earnings of its unconsolidated affiliates was $19.8 million at December 31, 1996, all of which was available for dividend or other distribution to the Company.

Cost of products sold has been reduced by the equity in earnings of raw material and other affiliates of $16.2 million, $17.2 million and $14.7 million for the years ended December 31, 1996, 1995 and 1994, respectively.

Marketable Securities
---------------------

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

Inventories
-----------

Inventories are valued at the lower of cost or market, with cost determined primarily by the "last-in, first-out" ("LIFO") method. The amount by which inventory is reduced to state inventory at LIFO value is $26.3 million at December 31, 1996 and $26.2 million at December 31, 1995. Liquidation of LIFO inventory quantities, carried at costs which prevailed in earlier years, reduced cost of products sold by $1.6 million, $4.2 million and $1.8 million during the years ended December 31, 1996, 1995 and 1994, respectively. The current replacement value of inventories is $801.9 million and $742.0 million at December 31, 1996 and 1995, respectively.

Property Costs and Depreciation
-------------------------------

Fixed assets are recorded on the cost basis and include land, buildings, machinery and equipment, and software and associated costs. Depreciation is computed principally using a modified straight-line method based upon estimated economic lives of assets and the levels of production providing depreciation within a range of 80% to 120% of the straight-line amount on individual major production facilities with decreased depreciation at lower and increased depreciation at higher operating levels. During each of the last three years, depreciation expense under this method has approximated the computed straight-line amounts. In addition, a units-of-production method is used for blast furnaces. The cost of buildings is depreciated over 45 years, and machinery and equipment is depreciated over an average life of approximately 17 years.

When properties are retired or sold, their carrying value and the related allowance for depreciation are eliminated from the property and allowance for depreciation accounts, respectively. Generally, for normal retirements, gains or losses are credited or charged to allowance for depreciation accounts; for abnormal retirements, gains or losses are included in income in the year of disposal.

The Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present, and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The adoption did not impact the results of operations.

Environmental Remediation Liabilities
-------------------------------------

The Company's policy is to accrue environmental remediation liabilities when it is probable a liability exists and the costs can be reasonably estimated. The Company's estimates of these undiscounted costs are based on existing technology, current enacted laws and regulations, its current legal obligations regarding remediation and site-specific costs. The liabilities are adjusted when the effect of new facts or changes in law or technology is determinable. The Company's liability for environmental remediation totaled $84 million and $98 million at December 31, 1996 and 1995, respectively.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement
----------------------------

In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 96-1 ("SOP 96-1"), "Environmental Remediation Liabilities," which clarifies the existing authoritative guidance on loss contingencies that apply in determining environmental liabilities. The Company will adopt SOP 96-1 in the first quarter of 1997 and, based on current circumstances, does not believe the effect of adoption will be material to results of operations.


MARKETABLE SECURITIES

The following is a summary of marketable securities at December 31 (in millions):


                                                               Unrealized        Unrealized
                                                                  Holding           Holding
                                                  Cost              Gains            Losses       Fair Value
                                           -----------        -----------       -----------      -----------
1996
   U. S. Government obligations            $     193.7        $       0.2       $     (0.3)      $     193.6
   Corporate obligations                         267.8                0.3             (0.1)            268.0
   Other                                         104.8                -                -               104.8
                                           -----------        -----------       -----------      -----------
                                           $     566.3        $       0.5       $     (0.4)      $     566.4
                                           ===========        ===========       ==========       ===========
1995
   U. S. Government obligations            $     291.3        $       1.6       $      -         $     292.9
   Corporate obligations                         144.1                0.2              -               144.3
   Other                                          20.0                -                -                20.0
                                           -----------        -----------       -----------      -----------
                                           $     455.4        $       1.8       $      -         $     457.2
                                           ===========        ===========       ===========      ===========

The cost and estimated fair value of marketable securities by contractual maturity at December 31, 1996 are as follows (in millions):

                                                                                      Cost        Fair Value
                                                                                ----------       -----------
Due in one year or less                                                         $    292.5       $     292.4
Due after one year through two years                                                  63.2              63.2
Due after two years                                                                  210.6             210.8
                                                                                ----------       -----------
                                                                                $    566.3       $     566.4
                                                                                ==========       ===========

OTHER LIABILITIES

Current accrued employee compensation and benefits included the following at December 31 (in millions):

                                                                                                  1996              1995
                                                                                           -----------       -----------

Pension benefits                                                                             $    24.1        $     59.3
Postemployment health care and other insurance benefits                                          134.5             137.6
Compensated absences                                                                              49.9              49.6
Other                                                                                            164.4             161.9
                                                                                             ---------        ----------
                                                                                             $   372.9        $    408.4
                                                                                             =========        ==========

Current other accrued liabilities included the following at December 31 (in millions):

                                                                                                  1996              1995
                                                                                           -----------       -----------

Accrued taxes other than income                                                              $    91.2        $     83.7
Accrued income taxes                                                                              11.9              13.1
Other                                                                                             71.9              86.5
                                                                                             ---------        ----------
                                                                                             $   175.0        $    183.3
                                                                                             =========        ==========

Noncurrent other liabilities included the following at December 31 (in millions):

                                                                                                  1996              1995
                                                                                           -----------       -----------

Benefits under the Coal Industry Retiree Health Benefit Act of 1992*                         $   133.5        $    135.6
Other employee benefits                                                                          126.3             126.3
Environmental and plant rationalization                                                           87.0             105.6
Other                                                                                             57.5              53.2
                                                                                             ---------        ----------
                                                                                             $   404.3        $    420.7
                                                                                             =========        ==========


* The Company accrued this obligation by recording an extraordinary charge of $140 million in 1992.


DEBT AND CREDIT FACILITIES


Long-term debt consisted of the following at December 31 (in millions):

                                                                                                  1996              1995
                                                                                           -----------       -----------

Senior secured convertible notes due June 2003                                               $   100.0        $    100.0
Notes due December 2020                                                                           52.6              50.4
                                                                                             ---------        ----------
                                                                                             $   152.6        $    150.4
                                                                                             =========        ==========

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

The Company has two credit facilities with banks (the "Receivables Facility" expiring in 2000 and the "Letter of Credit Facility" expiring in 1999) that provide the Company with up to $470 million of financing resources at prevailing market rates.

The Receivables Facility permits borrowings of up to $320 million for working capital requirements and general corporate purposes, $100 million of which may be used to issue letters of credit. At December 31, 1996, $285.5 million was permitted to be borrowed; however, no borrowings were outstanding and letters of credit outstanding amounted to $22.7 million under this facility. The borrower under the Receivables Facility is LTV Sales Finance Company, a structured finance special purpose entity wholly owned by LTV, which on a daily basis purchases and pledges essentially all of the receivables generated by LTV. The creditors of LTV Sales Finance Company have a claim on the assets of that company prior to those assets becoming available to other creditors of LTV or its affiliates.

The Letter of Credit Facility is a separate credit facility that provides for the issuance of up to $150 million in letters of credit. At December 31, 1996, letters of credit totaling $82.9 million were outstanding under this facility.

The long-term debt and Letter of Credit Facility agreements contain various covenants that require the Company to maintain certain financial ratios and amounts. These agreements, as well as an agreement with the Pension Benefit Guaranty Corporation regarding the restored pension plans ("PBGC Agreement"), place certain restrictions on payments of dividends, stock repurchases, capital expenditures, investments in subsidiaries and borrowings. Under the terms of the most restrictive covenant, $155 million of retained earnings are available for common stock dividend payments at December 31, 1996. Substantially all of the Company's receivables and inventories are pledged as collateral under the convertible notes and credit facilities agreements.

OPERATING LEASES

The Company leases certain manufacturing facilities and equipment, office space and computer equipment under cancelable and noncancelable leases that expire at various dates. Minimum future operating lease obligations in effect at December 31, 1996 are as follows (in millions):


1997                                                                                      $        41.5
1998                                                                                               40.5
1999                                                                                               26.7
2000                                                                                               13.3
2001                                                                                               11.7
Later years                                                                                        62.7
                                                                                          -------------
Total obligations                                                                         $       196.4
                                                                                          =============

Rental expense on operating leases was $61.8 million, $58.4 million and $59.0 million for the years ended December 31, 1996, 1995 and 1994, respectively.


POSTEMPLOYMENT HEALTH CARE AND OTHER INSURANCE BENEFITS

The Company provides health care and other insurance benefits, primarily life, for substantially all active, inactive and retired employees. The health care plans are contributory and contain other cost-sharing features such as deductibles, lifetime maximums and copayment requirements. The components of periodic expense and cash payments for postemployment benefits are as follows (in millions):

                                                                     Year Ended December 31,
                                                          ---------------------------------------------
                                                               1996              1995              1994
                                                          ---------         ---------         ---------

Service cost - benefits earned during the period          $     18.0        $    14.7        $     18.7
Interest cost on accumulated benefit obligation                120.0            131.9             130.2
Actual return on plan assets                                    (5.9)            (0.1)              -
Net amortization and deferral                                    4.3            (10.0)              -
                                                          ----------        ---------        ----------
   Total expense                                          $    136.4        $   136.5        $    148.9
                                                          ==========        =========        ==========

Total cash payments                                       $    130.6        $   144.1        $    130.4
                                                          ==========        =========        ==========

The actuarial and recorded liabilities for postemployment benefits are as follows at December 31 (in millions):


                                                                                                   1996              1995
                                                                                          -------------     -------------
Accumulated benefit obligation:
   Retirees                                                                                  $  1,253.7       $   1,275.6
   Fully eligible active plan participants                                                        121.3             123.9
   Other active plan participants                                                                 312.3             323.4
                                                                                             ----------       -----------
     Total                                                                                      1,687.3           1,722.9
Unrecognized net actuarial gains                                                                   79.6              32.3
Plan assets at fair value                                                                         (36.4)            (19.2)
                                                                                             ----------       -----------
Total liability included in the consolidated balance sheet                                      1,730.5           1,736.0
Less current portion                                                                             (134.5)           (137.6)
                                                                                             ----------       -----------
Noncurrent liability                                                                         $  1,596.0       $   1,598.4
                                                                                             ==========       ===========


The actuarial assumptions used in the calculation of the liability for postemployment benefits are as follows:


                                                                 1996            1995           1994
                                                             --------        --------       --------

Discount rate                                                    7.5%           7.25%           9.0%
Long-term rate of return on plan assets                          9.0%           8.5%            8.5%
Projected health care cost trend rate                            7.5%           8.0%            8.9%
Ultimate trend rate                                              4.5%           4.5%            5.5%
Year ultimate trend rate is achieved                             2003           2002            2001

As part of the 1994 United Steelworkers of America ("USWA") labor agreement, the Company is required to contribute to a Voluntary Employee Beneficiary Association ("VEBA") Trust to prefund postemployment health care and other insurance benefits for covered employees and retirees in addition to making cash payments for such benefits on a current basis. The Company is required to contribute to the VEBA Trust a minimum of $5 million annually ($10 million in years when common stock dividends are declared) and additional amounts based on defined cash flow as set forth in the labor agreement. The required contribution made in 1996 was $11.3 million. Plan assets are invested in a mutual fund, which primarily consists of equity securities listed on national exchanges.

The effect on the present value of the accumulated benefit obligation at December 31, 1996 of a 1% increase each year in the health care cost trend rate used would result in an increase of $146 million in the accumulated benefit obligation, and a $13 million increase in the total 1996 service and interest components of expense. The assumed discount rate increase in 1996 resulted in a net decrease in the accumulated benefit obligation of $38 million.

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

The components of pension expense are as follows (in millions):

                                                                       Year Ended December 31,
                                                            ----------------------------------------------
                                                                  1996             1995              1994
                                                            ----------        ---------        ----------

Defined benefit plans:
   Service cost - benefits earned during the period         $      6.4        $     6.6        $      3.5
   Interest cost on projected benefit obligation                 247.0            274.3             250.2
   Actual return on plan assets                                 (405.1)          (461.0)            (14.8)
   Net amortization and deferral                                 215.9            304.1            (119.1)
                                                            ----------        ---------        ----------
     Net pension cost of defined benefit plans                    64.2            124.0             119.8
Defined contribution plans                                        47.9             48.4              42.8
                                                            ----------        ---------        ----------
     Total expense                                          $    112.1        $   172.4        $    162.6
                                                            ==========        =========        ==========

The following table sets forth the funded status of the Company's defined benefit pension plans (in millions):


                                                             At December 31, 1996                 At December 31, 1995
                                                        ------------------------------      -----------------------------
                                                          Plans With       Plans With       Plans With        Plans With
                                                          Assets in        Obligations       Assets in        Obligations
                                                          Excess of         in Excess        Excess of         in Excess
                                                         Obligations        of Assets       Obligations        of Assets
                                                        ------------      ------------      -----------      ------------
Actuarial present value:
   Vested benefit obligation                            $      215.0      $    2,918.7      $      16.5      $    3,300.8
   Nonvested benefit obligation                                 26.8             221.0              0.5             275.9
                                                        ------------      ------------      -----------      ------------
   Accumulated benefit obligation                       $      241.8      $    3,139.7      $      17.0      $    3,576.7
                                                        ============      ============      ===========      ============

Projected benefit obligation                            $      255.5      $    3,139.7      $      19.2      $    3,588.3
Plan assets at fair value                                      266.1           2,569.4             26.9           2,538.7
                                                        ------------      ------------      -----------      ------------
   Plan assets in excess of (less than)
     projected benefit obligation                               10.6            (570.3)             7.7          (1,049.6)
Unrecognized initial net asset existing
   at transition                                                (0.6)              -               (1.0)              -
Unrecognized prior service cost                                 12.4             126.9              0.4             156.3
Unrecognized net actuarial (gains) losses                       (2.7)           (124.2)            (1.7)            190.6
Adjustment required to recognize
   minimum liability  - shareholders' equity                     -                (8.9)             -              (184.8)
                      - intangible asset                         -               (86.4)             -              (154.4)
                                                        ------------      ------------      -----------      ------------
Prepaid (accrued) pension expense included
   in the consolidated balance sheet                    $       19.7      $     (662.9)     $       5.4      $   (1,041.9)
                                                        ============      ============      ===========      ============

The actuarial assumptions used to determine the pension asset (liability) are as follows:

                                                                              1996           1995          1994
                                                                         ---------      ---------       -------
Discount rate                                                                 7.5%          7.25%          9.0%
Long-term rate of return on plan assets                                       9.0%           8.5%          8.5%

Plan assets consist substantially of equity securities listed on national exchanges, fixed income securities and cash equivalents. The increase in the 1996 assumed discount rate decreased the accumulated benefit obligation by $68 million, and such adjustment, together with favorable asset return, was also the primary reason for the decreases in the shareholders' equity minimum pension liability adjustment account of $176 million and the intangible asset minimum pension liability account of $68 million.

TAXES

The provision for income taxes from continuing operations is as follows (in millions):

                                                                                 Year Ended December 31,
                                                                     --------------------------------------------
                                                                          1996             1995              1994
                                                                     ---------         --------         ---------
Current:
   Federal                                                          $     0.4         $    0.4         $     0.8
   State                                                                  0.4              2.0              (2.0)
Deferred                                                                 (0.5)            (0.4)             (0.3)
Amount not payable in cash                                               63.2            115.3              74.7
                                                                    ---------         --------         ---------
   Tax provision                                                    $    63.5         $  117.3         $    73.2
                                                                    =========         ========         =========

The Company reports federal income tax expense before consideration of pre-reorganization net deferred tax assets ($1.35 billion at December 31, 1996). The Company's actual income tax cash payments are, and will continue to be, significantly less than the total financial statement expense amounts as the tax provision required by fresh-start financial statement reporting is in excess of the Company's actual tax payments. As LTV realized the benefits (through reduced cash tax payments) from pre-reorganization net deferred tax assets, such benefit amounts first reduced the intangible asset resulting from reorganization until it was fully amortized in 1995. Subsequently realized tax benefits increase additional paid-in capital. Tax benefits of $63.2 million, $115.3 million and $74.7 million were realized in 1996, 1995 and 1994, respectively. Amounts totaling $63.2 million and $84.9 million in 1996 and 1995 were used to increase the additional paid-in capital account of shareholders' equity.

The income tax effects of the factors accounting for the differences between federal income tax computed at the statutory rate and the recorded provision are as follows (in millions):


                                                                                Year Ended December 31,
                                                                     --------------------------------------------
                                                                          1996             1995              1994
                                                                     ---------         --------         ---------

Tax provision at statutory rates                                     $    60.5         $  108.8         $    70.9
Increases (decreases) resulting from:
   Percentage depletion deduction                                         (5.0)            (7.0)             (6.4)
   State taxes                                                             8.3             16.7               7.3
   Other                                                                  (0.3)            (1.2)              1.4
                                                                     ---------         --------         ---------
     Tax provision                                                   $    63.5         $  117.3         $    73.2
                                                                     =========         ========         =========

Significant components of the Company's deferred tax assets and liabilities are as follows at December 31 (in millions):


                                                                1996              1995
                                                       -------------      ------------
Deferred tax assets:
   Postemployment health care liability                   $    690.1       $     692.2
   Net operating loss carryforwards                            937.1             935.0
   Pension liability                                           227.9             356.6
   Other employee benefits                                     165.7             175.0
   Plant rationalization and environmental                      62.9              70.2
   Safe harbor tax leases                                      117.6             126.1
   Other                                                        98.7              94.9
                                                          ----------       -----------
     Subtotal                                                2,300.0           2,450.0
Deferred tax liabilities:
   Tax over book depreciation                                 (847.4)           (846.7)
   Inventory and other                                        (102.6)           (103.3)
                                                          ----------       -----------
     Subtotal                                                 (950.0)           (950.0)
Valuation allowance                                         (1,350.0)         (1,500.0)
                                                          ----------       -----------
     Total deferred taxes - net                           $      -         $       -
                                                          ==========       ===========

The evaluation of the realizability of the Company's net deferred tax assets in future periods is made based upon historical and projected operating performance and other factors for generating future taxable income, such as intent and ability to sell assets. At this time, the Company has established a valuation reserve for all of its net deferred tax assets.

For income tax reporting purposes, LTV has a net operating loss carryforward of $2.6 billion for regular income taxes, $2.5 billion of which is not restricted as to use and will expire in the years 2000 through 2010. The balance of the regular income tax net operating loss carryforward expires in 1997 and 1998 and is restricted to offsetting future taxable income of the respective companies that generated the losses. LTV has a federal alternative minimum tax net operating loss carryforward of $1.5 billion that is unrestricted as to its use and will expire in the years 2000 through 2010. The Company's ability to reduce future income tax payments through the use of net operating loss carryforwards could be significantly limited on an annual basis if the Company were to undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986.

Alternative minimum taxes paid through 1996 of approximately $42 million are available as a credit carryforward, and the period is not limited. Investment tax credit carryforwards of approximately $12 million at December 31, 1996 are recognized using the "flow through" method and expire in 1997 through 2003.

SHAREHOLDERS' EQUITY

LTV has authorized for issuance 20 million shares of preferred stock with a $1.00 par value. At December 31, 1996, the Company has 500,000 outstanding shares of Series B Convertible Preferred Stock ("Series B"). This issue has a stated liquidation preference value of $50 million, is senior to all common stock and has weighted voting rights equal to that number of shares of common stock into which it can be converted. Dividends on the Series B are payable quarterly in either cash or common stock, at the election of LTV, at the rate of 4.5% per annum on the stated value. Holders of the Series B have the right to convert the stated value of their shares, in whole or in part, into common stock at a conversion price of $17.09 per share (potentially 2,925,688 shares). LTV has the right to redeem the Series B on and after June 28, 1996 at $52.3 million, declining to $50.0 million at June 28, 2000.

On June 28, 1994, the Series A Convertible Preferred Stock, and accrued dividends thereon, were mandatorily converted into 3.3 million shares of common stock. The common stock held for issuance represented a $50.0 million cash investment in LTV on June 28, 1993, which resulted in 3.3 million shares of common stock being issued on June 28, 1994.

During 1994, LTV issued 13.6 million shares of common stock pursuant to a public offering. The Company's net proceeds of $257.2 million from the offering were contributed to the Company's pension plans. Also in 1994, LTV issued 1.9 million shares of common stock pursuant to various stock distribution plans.

The Company has a nonleveraged Employee Stock Ownership Plan ("ESOP"), for employees covered by the USWA labor agreement, that effectively holds 3.9 million shares of common stock at December 31, 1996.

In June 1993, the Company was reorganized and common stock reserved for potential future issuance includes the following:

a. Conversion of the Series B and the convertible notes as previously discussed.
b. In accordance with a settlement agreement with the Internal Revenue Service ("IRS"), payments in six equal annual installments of cash or shares of common stock with an aggregate value of $6.5 million are required to be made to the IRS commencing on June 28, 1994. The first of these payments was satisfied with the issuance of 65,183 shares of common stock, and the 1996 and 1995 payments were satisfied in cash.
c. In accordance with an agreement with the U.S. Environmental Protection Agency ("EPA"), certain (if any) future environmental claims can be settled in cash or common stock. Also, through June 28, 1997, if and when shares are actually issued under this agreement, the ESOP is to receive additional shares approximating 7.5% of such issued shares.
d. In June 1993, 8.5 million Series A Warrants were issued. Each Series A Warrant is exercisable for 0.5582 of a share of common stock at $16.28 per each full share purchased. The Series A Warrants are exercisable through June 28, 1998. There have been 32,149 warrants exercised through December 31, 1996.

The Company has also reserved for future issuance 3.5 million shares of LTV common stock under incentive programs authorizing the granting of stock options and restricted stock awards to directors, officers and other key employees. The stock incentive programs are designed to encourage a personal investment in LTV common stock from participating individuals. The options to purchase common stock are primarily outstanding for terms of ten years from date of grant and are granted at prices not lower than market price at date of grant. The market value of restricted stock awarded has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. Unearned compensation is primarily being amortized to expense over the five-year vesting period. Transactions under these programs are summarized as follows:



                                                              Year Ended December 31,
                         -----------------------------------------------------------------------------------------------
                                      1996                             1995                             1994
                         ------------------------------   ------------------------------  ------------------------------
                            Shares         Price            Shares          Price           Shares         Price
                         ---------  ------------------    --------   ------------------   ---------  -------------------
Stock options:
 Options outstanding at
   beginning of period   1,419,950  $ 14.17 -  $ 19.33   1,147,639   $ 15.38 - $  19.33     934,000       -      $ 15.38
 Granted                   321,680    12.21 -    14.31     398,700     14.17 -    16.13     272,705  $  16.53 -    19.33
 Exercised                   -                              (5,000)               15.38     (22,066)               15.38
 Canceled                  (50,871)   14.78 -    19.33    (121,389)    15.38 -    19.33     (37,000)               15.38
                         ---------  ------------------   ---------   ------------------   ---------  -------------------
 Options outstanding at
   end of period         1,690,759  $ 12.21 -  $ 19.33   1,419,950   $ 14.17 -  $ 19.33   1,147,639  $  15.38 - $  19.33
                         =========  ==================   =========   ==================   =========  ===================
 Options exercisable at
   end of period         1,093,347  $ 14.74 -  $ 19.33     684,614   $ 14.74 -  $ 19.33     297,896  $  15.38 - $  16.53
                         =========  ==================   =========   ==================   =========  ===================

Restricted Stock:
 Shares outstanding at
   beginning of period     186,186  $ 14.00 -  $ 18.88     191,430   $ 15.75 -  $ 18.88        -         -          -
 Granted                     2,348               14.13      10,856     14.00 -    15.25     191,430  $  15.75 - $  18.88
 Unrestricted               (3,685)              18.88     (16,100)               18.88        -                    -
 Canceled                     (815)              18.88        -                    -           -                    -
                          --------   -----------------    ---------  ------------------    --------  -------------------
 Shares outstanding at
   end of period           184,034  $ 14.00 -  $ 18.88     186,186   $ 14.00 -  $ 18.88     191,430  $  15.75 - $  18.88
                          ========   =================    ========   ==================    ========  ===================

In 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which permits companies to recognize expense for stock-based awards in 1996 and 1995 based on their fair value on the date of grant or to continue to follow Accounting Principles Board ("APB") Opinion No. 25 with pro-forma disclosures. The Company continues expense recognition of stock option programs in accordance with APB Opinion No. 25. Application of the disclosure requirements of the new statement resulted in amounts that are immaterial and requires no additional disclosure.


EARNINGS PER SHARE

Primary earnings per share calculations for the years ended December 31, 1996, 1995 and 1994 are based on average common and common equivalent shares outstanding of 108.4 million, 108.3 million and 98.7 million, respectively. Common equivalent shares principally included common stock that is issuable in exchange for the Series B and for outstanding Series A Warrants.

Fully diluted earnings per share calculations for the years ended December 31, 1996, 1995 and 1994 are based on fully diluted shares outstanding of 108.4 million, 113.4 million and 103.8 million, respectively. Fully diluted shares were determined by increasing the primary shares outstanding to reflect the common stock issuable upon conversion of the convertible notes.

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

FINANCIAL INSTRUMENTS

Cash equivalents are investments in highly liquid, low-risk money market mutual funds and commercial paper with maturities of three months or less and are classified as held-to-maturity. The carrying amount of these assets approximates fair value. The Company carries marketable securities at fair value. The carrying amount of the Company's long-term debt approximates fair value at December 31, 1996 and 1995, based on current market interest rates.

The Company has entered into futures contracts to reduce its exposure to fluctuations in costs caused by the price volatility of certain metal commodities and natural gas supplies. The Company does not engage in speculation and the results of these hedging transactions become part of the cost of the commodity or supply being hedged. At December 31, 1996 and 1995, the purchase value of these contracts totaled $10 million in each year. The contracts extend for periods of up to two years. At December 31, 1996 and 1995, the fair value of the contracts, which is based on quoted market prices, approximated the carrying value of zero.

LTV owns a preferred stock asset related to the sale of its energy products segment with an aggregate redemption price and liquidation preference of $14.3 million, plus accrued and unpaid dividends. The preferred stock is subject to redemption at the option of LTV or the issuer beginning August 2000. The estimated discounted cash flow value of the preferred stock asset approximates its stated and carrying value at December 31, 1996.

Outstanding letters of credit totaled $107.6 million and $118.6 million at December 31, 1996 and 1995, respectively. The letters of credit guarantee performance to third parties of various trade activities and tax benefit transfer agreements. LTV has guaranteed approximately $13 million per year through January 1999 for a joint venture's operating lease rental obligation. The Company does not believe it is practicable to estimate the fair value of the guarantees and does not believe exposure to loss is likely.


DISCONTINUED OPERATIONS

On August 1, 1995, LTV sold its energy products segment, Continental Emsco Company ("Continental Emsco"), for $74.6 million, with $38.6 million of the proceeds used to reduce LTV's long-term debt. The loss of $8.7 million on the sale of the segment was recorded in the second quarter of 1995, and Continental Emsco is reflected as a discontinued operation in LTV's financial statements for all periods presented. Sales by the energy products segment were $179.2 million through August 1, 1995 and $299.2 million in 1994.

OTHER FINANCIAL DATA

Net interest and other income included the following (in millions):



                                                                              Year Ended December 31,
                                                                    --------------------------------------------
                                                                        1996             1995              1994
                                                                    --------          -------          --------

Interest and other income                                          $    44.1         $   53.8         $    27.4
Interest expense                                                        (1.7)           (11.2)            (14.4)
                                                                   ---------         --------         ---------
   Total                                                           $    42.4         $   42.6         $    13.0
                                                                   =========         ========         =========

The Company's sales to the transportation market have approximated 30% of sales over each of the last three years. The Company also sells to the steel service center and converter markets that, in turn, sell to the transportation and other industries. Management does not believe significant credit risk exists at December 31, 1996. Sales for the years ended December 31, 1996, 1995 and 1994 to the Company's largest customer, General Motors Corporation, represented approximately 11%, 12% and 11%, respectively, of total sales.

The Company has incurred research and development expense of $15.1 million, $14.8 million and $15.1 million for the years ended December 31, 1996, 1995 and 1994, respectively.

Supplemental cash flow information is presented as follows (in millions):


                                                                               Year Ended December 31,
                                                                 ----------------------------------------------
                                                                        1996             1995              1994
                                                                 -----------       ----------       -----------
Changes in assets and liabilities which
 provided (used) net cash:
  Receivables                                                    $      (7.2)      $     68.5       $     (38.8)
  Inventories                                                          (59.8)             9.1              13.0
  Other assets                                                          12.9             39.4               0.5
  Accounts payable                                                      96.1            (12.2)             27.3
  Other liabilities                                                    (31.2)            (0.8)            (33.0)
                                                                 -----------       ----------       -----------
    Total                                                        $      10.8       $    104.0       $     (31.0)
                                                                 ===========       ==========       ===========

Interest payments                                                $      13.4       $     11.4       $      17.1
Income tax payments                                                      2.1              2.2               0.6
Capitalized interest                                                    15.0              7.6               7.7
Purchases of marketable securities                                   4,681.9          8,734.8           1,719.0
Sales of marketable securities                                       4,574.6          8,636.9           1,360.3


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



                                  David H. Hoag
                             Chairman of the Board,
                      President and Chief Executive Officer


                                 Arthur W. Huge
                            Senior Vice President and
                             Chief Financial Officer

                                January 23, 1997

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS




To the Shareholders and Board of Directors
The LTV Corporation


We have audited the accompanying consolidated balance sheet of The LTV Corporation ("the Company") as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The LTV Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



Cleveland, Ohio                                                Ernst & Young LLP
January 23, 1997

FIVE YEAR FINANCIAL SUMMARY
(dollars in millions, except per share data)


                                              1996             1995              1994             1993              1992
                                      ------------     ------------       -----------      -----------         ---------

SUMMARY OF OPERATIONS FOR THE YEAR
   Steel sales                         $   4,134.5      $   4,283.2       $   4,233.3       $  3,868.2       $   3,564.9
   Income (loss) from continuing
     operations before income taxes          172.7            310.8             202.7            517.1             (97.7)
   Income tax provision:
     Taxes payable (refundable)                0.3              2.0              (1.5)             3.2               4.9
     Taxes not payable in cash                63.2            115.3              74.7            158.2               -
                                       -----------      -----------       -----------       ----------       -----------
       Total                                  63.5            117.3              73.2            161.4               4.9
                                       -----------      -----------       -----------       ----------       -----------
   Income (loss) from continuing
     operations                              109.2            193.5             129.5            355.7            (102.6)
   Reorganization items                        -                -                 -               30.7              14.4
   Discontinued operations                     -               (8.7)             (2.4)             0.5             826.9
   Extraordinary items                         -                -                 -            3,928.0            (140.0)
                                       -----------      -----------       -----------       ----------       -----------
   Net income                          $     109.2      $     184.8       $     127.1       $  4,314.9       $     598.7
                                       ===========      ===========       ===========       ==========       ===========
   Earnings per share (primary):
     Continuing operations             $      1.01      $      1.79       $      1.31              NM                NM
     Net income                               1.01             1.71              1.29              NM                NM
   Dividends paid per common share     $      0.09              -                 -                -                 -

FINANCIAL POSITION AT YEAR END
   Working capital                     $     989.3      $   1,023.7       $   1,190.4       $    882.7       $   2,048.4
   Total assets                            5,410.5          5,380.1           5,525.1          5,795.1           6,223.1
   Property, net                           3,116.8          3,140.2           3,189.0          3,216.8           2,953.2
   Long-term debt                            152.6            150.4             183.1            186.3               7.7
   Other noncurrent obligations            2,648.2          3,007.8           3,222.1          3,668.6           9,487.0
   Shareholders' equity (deficit)          1,710.7          1,375.2           1,282.8            539.8          (4,129.3)

OTHER FINANCIAL INFORMATION
   Property additions                  $     242.9      $     204.8       $     234.0       $    323.1       $     311.0
   Depreciation                              265.7            251.9             241.8            236.8             208.6

OTHER OPERATING DATA
   Raw steel production
     (millions of tons)                        8.8              8.5               8.3              7.9               8.3
   Continuous cast                             100%             100%              100%              86%               77%
   Shipments (millions of tons)                8.1              8.0               8.0              7.6               7.2
   Operating rate                              105%             102%               99%              95%               85%
   Employees                                14,000           14,400            15,300           15,700            16,400

NM Not meaningful. Earnings per share data prior to the Company's mid-1993 emergence from Chapter 11 proceedings are not presented due to the general lack of comparability and because the revised capital structure of the Company consists of entirely new issues of common and preferred stock. No reorganization items have occurred after June 1993. The primary earnings per share totaled $3.19 on continuing operations and $3.21 on net income for the six months ended December 31, 1993.


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents quarterly financial information (in millions, except per share data):


                                                         First          Second          Third         Fourth
                                                        Quarter         Quarter       Quarter        Quarter
                                                      ---------       ---------      --------      ----------
Net sales
 1996                                                 $   993.1       $ 1,075.1      $ 1,048.9      $ 1,017.4
 1995                                                   1,084.9         1,113.2        1,040.2        1,044.9
Gross margin
 1996                                                     114.4           146.7          139.0          146.7
 1995                                                     172.1           193.7          150.4          146.1
Income from continuing operations
 1996                                                      21.2            50.6           44.7           56.2
 1995                                                      82.1           105.2           70.2           53.3
Net income
 1996                                                      13.3            32.0           29.4           34.5
 1995                                                      51.2            55.6           43.2           34.8
Market price per share
 1996 - High                                          $   15.88       $   14.50       $  13.50       $  12.13
        Low                                               12.25           11.38          10.63          10.00
 1995 - High                                              17.88           15.25          17.25          15.25
        Low                                               12.63           13.25          13.63          13.25
Market price per Series A Warrant
 1996 - High                                          $    3.13       $    2.25       $   1.63       $   1.13
        Low                                                2.00            1.50           0.94           0.56
 1995 - High                                               4.13            3.50           3.88           3.13
        Low                                                2.75            2.63           2.88           2.25
Earnings per share  (1)
 1996 - Primary:
   Continuing operations                              $    0.12       $    0.30       $   0.27       $   0.32
   Discontinued operations                                  -               -              -              -
                                                      ---------       ---------       --------       --------
   Net income                                         $    0.12       $    0.30       $   0.27       $   0.32
                                                      =========       =========       ========       ========
 1996 - Fully diluted:
   Continuing operations                              $    0.12       $    0.29       $   0.27       $   0.32
   Discontinued operations                                  -               -              -              -
                                                      ---------       ---------       ---------      --------
     Net income                                       $    0.12       $    0.29       $   0.27       $   0.32
                                                      =========       =========       ========       ========
 1995 - Primary:
   Continuing operations                              $    0.47       $    0.59       $   0.40       $   0.32
   Discontinued operations                                  -             (0.08)           -              -
                                                      ---------       ---------       ---------      --------
     Net income                                       $    0.47       $    0.51       $   0.40       $   0.32
                                                      =========       =========       ========       ========
 1995 - Fully diluted:
   Continuing operations                              $    0.46       $    0.58       $   0.39       $   0.32
   Discontinued operations                                  -             (0.08)           -              -
                                                      ---------       ---------       ---------      --------
     Net income                                       $    0.46       $    0.50       $   0.39       $   0.32
                                                      =========       =========       ========       ========

 1996 - Dividends paid per common share               $    -          $    0.03       $   0.03       $   0.03
                                                      =========       =========       ========       ========

 (1) Earnings per share are computed independently for each of the quarters based on the weighted average number of shares outstanding for each period, and the sum of the quarters may not necessarily be equal to the full year earnings per share amount.