Form 10-K405, Exhibit 13
period 1997-12-31
LTV CORP
filed 1998-02-19
CIK 60731

                                                                Exhibit 13



                               THE LTV CORPORATION

                       FORM 10-K - ITEM 14 (a)(1) and (2)
                    LIST OF CONSOLIDATED FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULES


         The following is a listing of the consolidated financial statements which are incorporated herein by reference. The consolidated financial statements of LTV and subsidiaries and Ernst & Young LLP's report thereon, included in the 1997 Annual Report to Shareholders, are incorporated herein by reference in Item 8. With the exception of the pages listed in this index and the pages listed in Items 5, 6, 7 and 8, the 1997 Annual Report to Shareholders is not deemed to be filed as part of this Form 10-K.

                                                                Reference Page
                                                                --------------
                                                                  1997 Annual
                                                                   Report to
                                                                 Shareholders
                                                                 Incorporated
                                                                 by Reference
                                                                 ------------

Report of independent auditors................................        44
At December 31, 1997 and 1996:
     Consolidated balance sheet...............................     26-27
For the years ended December 31, 1997, 1996 and 1995:
     Consolidated statement of income.........................        24
     Consolidated statement of cash flows.....................        25
     Consolidated statement of changes in equity..............        28
Notes to consolidated financial statements....................        29


         All schedules for which provision is made in the applicable regulation of the Securities and Exchange Commission have been omitted as the schedules are not required under the related instructions, are inapplicable, or the information required thereby is set forth in the financial statements or the notes thereto.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The LTV Corporation ("LTV" or the "Company") manufactures and sells a diversified line of carbon steel products consisting of hot rolled and cold rolled sheet, galvanized, tin mill and tubular products and beginning in July 1997, metal building systems. The Company operates two integrated steel mills (Cleveland Works and Indiana Harbor Works) and various finishing, galvanizing and processing facilities as well as tin mill, tubular and metal buildings operations. The Company is a major supplier of flat rolled steel for the domestic transportation, appliance and electrical equipment markets.


                                                                    Year Ended December 31,
RESULTS OF OPERATIONS                                             ---------------------------
(in millions, except per share data)                              1997        1996       1995
                                                                  ----        ----       ----

Sales                                                           $ 4,446     $ 4,135    $ 4,283

Costs and expenses                                                4,227       3,962      3,972
Special charge                                                      150         -          -
                                                                -------     -------    -------
   Total                                                          4,377       3,962      3,972
                                                                -------     -------    -------

Income from continuing operations before income taxes                69         173        311

Income tax provision (primarily noncash taxes)                       28          64        117
                                                                -------     -------    -------

Income from continuing operations                                    41         109        194
Discontinued operations                                             -           -           (9)
                                                                -------     -------    -------

Income before items below                                            41         109        185
Extraordinary charge on early extinguishment of debt                 (4)        -          -
Cumulative effect of change in accounting for start-up costs         (7)        -          -
                                                                -------     -------    -------

     Net income                                                 $    30     $   109    $   185
                                                                =======     =======    =======


Dilutive earnings per share from continuing operations          $  0.37     $  1.01    $  1.76
                                                                =======     =======    =======

Dividends paid per common share                                 $  0.12     $  0.09    $   -
                                                                =======     =======    =======


OPERATING DATA

Raw steel production (thousands of tons)                          8,904       8,784      8,462
Steel product shipments (thousands of tons)                       8,173       8,080      7,961
Active employees at year-end (thousands)                           15.5        14.0       14.4

Sales By Product (chart)
($ in millions)


                               1997          1996          1995
                              ------        ------        ------
Hot and cold rolled           $2,036        $2,017        $2,146
Galvanized                     1,230         1,203         1,221
Tin                              502           453           449
Tubular                          360           319           314
VP Buildings and other           318           143           153
                              ------        ------        ------
   Total                      $4,446        $4,135        $4,283
                              ======        ======        ======

RESULTS OF OPERATIONS

Sales
-----

Sales in 1997 of $4.45 billion increased by $311 million (8%), primarily due to the July 2, 1997 acquisition of VP Buildings, Inc. ("VP Buildings"), which had sales of $177 million since its acquisition. Average steel selling prices increased over the prior year, and steel product shipments (excluding metal building systems shipments) increased by 93,000 tons (1%) over 1996 to 8.2 million tons.

In 1996, sales of $4.14 billion decreased by $148 million (3%) from 1995, primarily due to 5% lower average selling prices, partially offset by an improved mix of products sold. Steel product shipments of 8.1 million tons increased by 119,000 tons (1%) over the previous year's total.

Production and Costs
--------------------

Raw steel production at the Company's steelmaking facilities increased in 1997 by 120,000 tons to 8.9 million tons over the prior year. The average operating rate was 106% in 1997.

Raw steel production increased by 322,000 tons to 8.8 million tons in 1996 compared with 1995. The average operating rate during 1996 was 105%, compared with 102% in 1995. The Company follows industry standards in calculating its maximum operating rate based on 95% of blast furnace capacity, which recognizes the average effect of blast furnace relines. Steel production may be supplemented with purchases of semifinished steel when demand for the Company's products exceeds production capability.

Cost of products sold as a percentage of sales decreased to 85% in 1997 as a result of an improved mix of steel products shipped and slightly higher average selling prices. The addition of VP Buildings also contributed to the improved gross margin. Cost of products sold as a percentage of sales increased to 87% in 1996 from 85% in 1995, primarily due to lower average selling prices.

Selling, general and administrative expenses increased in 1997 primarily due to the VP Buildings acquisition. Selling, general and administrative costs increased in 1996, which included higher legal and professional fees related to labor contract negotiations and the redesign of business processes.

Results of affiliates' operations includes primarily LTV's share of the operating losses of Trico Steel Company L.L.C. ("Trico Steel"). LTV recognized a cumulative effect change in accounting principle adjustment of $7 million net of tax, expensing previously deferred start-up costs.

Special Charge
--------------

The special charge of $150 million for the closure of the Pittsburgh coke facility includes $51 million for facilities write-down, employee costs of $34 million and demolition, environmental matters and other costs of $65 million. Approximately $100 million would be payable in cash over a period of several years.

Other Income and Expense Items

Net Interest and Other Income
-----------------------------

Net interest and other income of $42 million in 1997 approximated 1996. Decreased interest income on lower levels of investments and higher interest expense related to the newly issued Senior Notes was offset by proceeds from the settlement of litigation.

Net interest and other income of $43 million in 1996 was the same as 1995. Decreased interest income on lower levels of investments and lower earnings rates was offset by increased capitalized interest expense in 1996.

Income Taxes
------------

Of the Company's total federal and state income tax expense from continuing operations, $18 million, $64 million and $115 million of such expense amounts in 1997, 1996 and 1995, respectively, did not result in cash payments because of net deductible temporary differences. The Company's cash payments for income taxes will continue to be significantly less than the income tax expense amounts in the financial statements until the deferred tax assets are fully utilized or expire. Under fresh-start financial statement reporting rules, tax benefits associated with pre-reorganization net deductible temporary differences and net operating loss carryforwards increase additional paid-in capital, but cannot be recognized as a reduction to the tax provision. Consequently, income before income taxes represents an important indicator of the Company's true earnings.

The Company's effective tax rate for financial statement reporting purposes was 40% in 1997, 37% in 1996 and 38% in 1995. Taxes payable in cash during the past three years consist primarily of state and federal taxes (for a less than 80% owned subsidiary) and alternative minimum taxes. The Company's ability to reduce its future income tax payments through the use of net operating loss carryforwards could be significantly limited on an annual basis if the Company were to undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986. For the purpose of preserving LTV's ability to utilize its net operating loss carryforwards, Article Ninth of LTV's Restated Certificate of Incorporation prohibits, with certain limited exceptions, any unapproved acquisition of common stock or Series A Warrants that would cause the ownership interest percentage of the acquirer or any other person to increase to 4.5% or above.


LIQUIDITY AND FINANCIAL RESOURCES

The Company's sources of liquidity include cash and cash equivalents, marketable securities, cash from operations, long-term borrowings, amounts available under credit facilities and other external sources of funds.

In 1997, total cash, cash equivalents and marketable securities decreased by $154 million to $520 million as of December 31, 1997. During 1997, cash provided by operating activities amounted to $397 million and cash provided by net financing activities added $40 million. Major uses of cash during 1997 included $326 million in capital expenditures, $188 million for the VP Buildings acquisition, $101 million for investments in steel-related businesses, the redemption of $100 million principal amount of Senior Secured Convertible Notes due 2003, the repurchase of common stock for $68 million and $61 million in funding to the restored pension plans.

In September 1997, LTV issued $298 million of 8.2% Senior Notes ($300 million face value) due September 2007 with interest payable semiannually and guaranteed by LTV's wholly owned subsidiary, LTV Steel Company, Inc. Proceeds of the offering were used to finance the acquisition of VP Buildings and to redeem the $100 million principal amount of Senior Secured Convertible Notes due June 2003. The $100 million principal was redeemed at a premium and resulted in an extraordinary loss of $4 million net of tax.

The Company has three credit facilities with banks, a "Receivables Facility," "Letter of Credit Facility," and a "Secured Demand Facility," which provide the Company with up to $490 million of financing resources at prevailing market rates. Management believes that cash provided by operations, along with its credit facilities, are sufficient to fund the current requirements of working capital, capital expenditures, investment in businesses and joint ventures, pensions and other postemployment benefits.

The Company's Senior Notes and Letter of Credit Facility agreements contain various covenants that require the Company to maintain certain financial ratios and amounts. These agreements, as well as the Company's agreement with the Pension Benefit Guaranty Corporation ("PBGC Agreement"), place certain restrictions on payments of dividends, share repurchases, capital expenditures, investments in subsidiaries and borrowings. Under the terms of the most restrictive covenant, $97 million of retained earnings are available for common stock dividend payments and share repurchases at December 31, 1997. Substantially all of the Company's receivables and inventories are pledged as collateral under certain of these agreements. The Company does not believe that the restrictions contained in these covenants will cause significant limitations on its financial flexibility.

Since the second quarter of 1996, the Company has paid quarterly common stock dividends of $0.03 per share. LTV completed its stock repurchase program by repurchasing 5.5 million shares for $68 million and by redeeming the $100 million Senior Secured Convertible Notes, which eliminated an additional 5.1 million potentially dilutive shares.

On July 14, 1997, the Company announced its plan to close its Pittsburgh coke facility, which resulted in a special charge of $150 million in the third quarter of 1997. Approximately two-thirds of this charge is payable in cash over a period of several years while the balance is a noncash charge for property, plant and equipment. The Company has entered into long-term supply contracts, which, when combined with the Company's own coke production capability, will fulfill all the Company's coke requirements.

In August 1997, the United Steelworkers of America ("USWA") filed a grievance that resulted in binding arbitration under its labor agreement with the Company, alleging that the Company's actions relating to the Pittsburgh coke plant violated a local agreement. The arbitrator's decision on January 12, 1998 upheld the Company's positions in the arbitration proceedings that it is not required to spend "major construction or rehabilitation" funds to keep the plant operating and that the Company has, in the past, properly maintained the plant to the extent required by the local agreement. The Company continues to believe that only a complete $400 to $500 million pad-up rebuild would restore the plant's operational capabilities, and the arbitrator has clearly ruled that such action is not required under the labor agrrement. The arbitrator did find, however, that the local agreement required the Company to submit an environmental remediation proposal to the United States Environmental
Protection Agency ("EPA") proposing maintenance type actions which would at least attempt to address a Notice of Violation ("NOV") issued by the EPA in March 1997, and which, if accepted by the EPA, would allow the continued operation of the plant. In requiring the Company to make such a proposal to the EPA, the arbitrator conceded that, "Such a proposal would not be a `compliance plan' in the formal sense because it cannot reasonably be projected that such maintenance actions can lead to full compliance."

The Company submitted a proposal to the EPA based on the arbitrator's decision in January. The submission was later amended in February pursuant to a subsequent decision by the arbitrator. On February 13, 1998, the EPA stated that the operating and maintenance proposal submitted by the Company "would not result in sustainable compliance with Allegheny County State Implementation
Plan at the facility and, therefore, is inadequate." The Company announced on February 13, 1998, that it will curtail production and begin the plant closure process.

CAPITAL EXPENDITURES AND REQUIREMENTS

The Company invested $326 million in property, plant and equipment during 1997. LTV's capital expenditures are directed toward market-driven requirements, customer service, productivity improvements, cost-reduction programs, new technology, replacement projects and environmental requirements. The Company anticipates capital expenditures will approximate $400 million during 1998 including the new tubular facility.


NEW TUBULAR FACILITY

In August 1997, the Company announced its intention to build a new tubing manufacturing facility in Marion, Ohio at an initial project cost of approximately $66 million and is expected to have annual processing capacity of 146,000 tons. The facility will manufacture high-quality tubing for the automotive mechanical tubing market, including for the manufacture of hydroformed parts. The automotive mechanical tubing market is expected to grow as automobile manufacturers increase their use of tubular products in order to reduce the weight of vehicles and the cost of vehicle construction.

INVESTMENTS IN STEEL-RELATED BUSINESSES

Investments in affiliates totaled $101 million in 1997, $79 million in 1996 and $89 million in 1995. The Company's strategy has been to invest in industries complementing its core steelmaking business. The recent investments implementing this strategy resulted in acquiring interests in companies engaged in metal fabrication and in companies with technologies providing new techniques and processes in the steelmaking process and products.

In April 1997, Trico Steel, a joint venture operating a flat rolled steel minimill in which LTV has a 50% interest, commenced commercial operations. The joint venture continues to make progress through the start-up process but expenses exceeded revenues in 1997.

In 1996, LTV entered into a joint venture, Cliffs and Associates Limited, to produce and market high purity reduced iron briquettes as a scrap steel substitute for use in electric furnace steelmaking operations. The total construction costs are estimated to be $160 million, and LTV's investment will be 46.5% of the total. Construction has begun with production scheduled to begin in the fourth quarter of 1998, and the venture is expected to be producing at the design level of 500,000 tons per year by mid-1999.

In 1997, the Company entered into two new joint ventures engaged in metal fabrication. It acquired an approximate 11% interest in TWB Company, L.L.C., a tailor-welded blanking operation that uses new technology to weld together two or more flat rolled steel blanks that may be of different grade or thickness. This venture responds to the demand by domestic automobile assemblers for such products. The second is a 25% interest in Lagermex SA de CV, a joint venture to construct and operate an automotive steel processing and blanking operation in Puebla, Mexico. The venture is intended to supply the Volkswagen de Mexico and its parts supplier's assembly plant in Puebla with the blanking products and services used to produce the plant's steel stampings.

Three international joint ventures, located in Argentina, Brazil and China, for the manufacture and distribution of pre-engineered metal buildings were added with the VP Buildings acquisition.


PENSION AND OTHER POSTEMPLOYMENT BENEFITS

Pension plan expense of $77 million in 1997 decreased from $112 million in 1996, primarily due to increased earnings on higher plan assets and other favorable experience. Pension expense in 1996 was $60 million lower than the 1995 pension expense of $172 million, primarily due to increased pension plan assets and earnings.

The Company's cash funding of its major defined benefit pension plans is based on a flexible payment schedule as determined under the PBGC Agreement requiring minimum annual fixed payments of $30 million in 1994 through 1997, and $50 million in subsequent years. Also, if cash flow exceeds certain levels, the Company is obligated each year to make additional payments to these plans. Under the PBGC Agreement, the pension contributions due in 1998 total $98 million, $50 million of which was prepaid in 1997. Contributions to major defined benefit pension plans have totaled over $2.7 billion since June 28, 1993. As of December 31, 1997, "advance payments" to the pension plans total $541 million, which, together with future cumulative earnings, can be used at the Company's option as credits against future required payments.

Pension Plan Assets at December 31, (chart)
($ in millions)

                                     1997           1996           1995
                                     ----           ----           ----
                                    $3,080         $2,836         $2,566

Pension plan assets principally consist of equity securities listed on national exchanges, fixed income securities and cash equivalents. The actual return on plan assets in 1997 was $504 million, or 19%.




Overfunded/Underfunded Projected Benefit Obligation at December 31, (chart) ($ in millions)


                                      1997            1996           1995
                                      ----            ----           ----
                                    $   68         $  (297)        $ (711)

Constant discount rate of 8.5%




Other postemployment benefit expense consists primarily of health care and life insurance benefits with the expense of $102 million in 1997 decreasing from $136 million in 1996, primarily due to better claims experience. Cash payments amounted to $129 million in 1997, $131 million in 1996 and $144 million in 1995.


COMPETITION AND PRICES

Domestic steel producers face significant competition from foreign producers. Foreign competition is intense and has adversely affected product prices in the United States and tonnage sold by domestic producers. The intensity of foreign competition is substantially affected by the relative strength of foreign economies and fluctuations in the value of the United States dollar against foreign currencies. Steel imports have increased as the value of the dollar has risen in relation to foreign currencies, and some foreign steel producers are owned, controlled or subsidized by their governments. Decisions by some foreign producers with respect to production and sales may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions. The volatility experienced in the financial markets of Asia in 1997 and the corresponding currency fluctuations may result in a significant increase in imports from Asia in the future. Based on reports by the American Iron and Steel Institute ("AISI"), imports of flat rolled product from all foreign countries increased 19% for the first eleven months of 1997 from the comparable period in 1996 to approximately 13 million tons, or 19% of domestic steel consumption.

LTV also competes with other domestic integrated producers, some of which have greater resources than the Company, and with minimills, which are relatively efficient, low-cost producers that generally produce steel from scrap in electric furnaces, have lower employment and environmental costs and generally target regional markets. Recently developed thin slab casting technologies have allowed some minimill producers to enter certain sectors of the flat rolled market that have traditionally been supplied by integrated producers, and other producers have announced their intention to do the same. Industry experts estimate that current domestic raw steel production capacity will be increased by more than 5% by the end of 2000 as new minimills now under construction engage in start-up operations or begin operation.

Many steel products face substantial competition from manufacturers of other products, including plastics, aluminum, ceramics, glass, wood and concrete.

The Company's results of operations are substantially affected by small variations in the realized prices of its steel products, which are significantly influenced by prevailing prices for steel and demand for particular products. The Company shipped 8.2 million tons of steel products and recorded sales of $4.45 billion during 1997. A 1% increase or decrease in the average realized price during 1997 would, on a pro forma basis, result in an increase or decrease in pretax income of approximately $37 million. The Company and the steel industry in general realized lower steel selling prices in the latter half of 1995. In 1997 and 1996, the Company implemented several price increases that partially offset the price decreases experienced in the second half of 1995, but average steel selling prices in 1997 were below 1995 levels. Competitive pressures, including increased domestic steelmaking capacity and rising import levels, could limit the Company's ability to maintain or increase current prices.

VP Buildings, as a leading manufacturer of pre-engineered metal buildings, is competitive with respect to market prices and has been less sensitive to pricing pressure compared to flat rolled steel products.


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

During 1997, the Company spent approximately $16 million for environmental clean-up and related matters at operating and idled facilities, and at December 31, 1997, has a recorded liability of $154 million for known and identifiable environmental and related matters, including costs related to the demolition and closure of the Pittsburgh coke plant. As the Company becomes aware of additional matters or obtains more information, it may be required to record additional liabilities for environmental remediation. The Company also spent approximately $32 million in 1997 for environmental compliance-related capital expenditures and expects it will be required to spend an average of approximately $35 million annually in capital expenditures during the next five years to meet environmental standards.


YEAR 2000 COMPLIANCE

As is the case with most other companies using computers in their operations, the Company is faced with the task of addressing the Year 2000 problem during the next two years. The Company is currently engaged in a comprehensive project to upgrade its computer software in its information technology, manufacturing and facilities systems to programs that will be Year 2000 compliant. In addition, over a two-year period, the Company currently estimates that it will expense approximately $55 million related to Year 2000 compliant work, of which $8 million was expensed in 1997. Failure by the Company and/or vendors working on this project to complete the Year 2000 compliance work in a timely manner could have a material adverse effect on the Company's operations. LTV expects to be Year 2000 compliant in early 1999.


OUTLOOK

The Company continues to experience a high demand for its products and a strong rate of incoming orders. This level of business may not continue in the future due to the potential for rising flat rolled product import levels, which have increased 19% through November 1997 over comparable 1996 levels. Foreign competition, some of which is owned or subsidized by governments, may increase further with the rise in the value of the U.S. dollar against certain foreign currencies and a weakening of certain economies in Asia and in Pacific Rim countries. These factors, along with industry capacity additions, could affect future market prices. Also, the blast furnace reline scheduled in 1998 will reduce the Company's steelmaking capacity and result in increased costs.

This report includes forward-looking statements. Our use of the words "outlook," "anticipate," "believes," "estimate," "expect" and similar words are intended to identify these statements as forward-looking. These statements represent our current judgment on what the future holds. While we believe them to be reasonable, a number of important factors could cause actual results to differ materially from those projected. These factors include relatively small changes in market price or market demand; changes in domestic capacity; changes in raw material costs; increased operating costs; loss of business from major customers, especially for high value-added product; unanticipated expenses; substantial changes in financial markets; labor unrest; unfair foreign competition; major equipment failure; unanticipated results in pending legal proceedings; or difficulties in implementing information technology, including Year 2000 compliant systems. In this regard, we also direct your attention to factors discussed above in the Management's Discussion and Analysis.

CONSOLIDATED STATEMENT OF INCOME
The LTV Corporation
(in millions, except per share data)


                                                                           Year Ended December 31,
                                                                    ----------------------------------------
                                                                      1997            1996            1995
                                                                    -------         -------         --------

Sales                                                               $ 4,446         $ 4,135         $ 4,283

COSTS AND EXPENSES:
   Cost of products sold                                              3,801           3,596           3,621
   Depreciation and amortization                                        263             266             252
   Selling, general and administrative                                  164             143             142
   Results of affiliates' operations                                     41             -               -
   Net interest and other income                                        (42)            (43)            (43)
   Special charge                                                       150             -               -
                                                                    -------         -------         --------
     Total                                                            4,377           3,962           3,972
                                                                    -------         -------         --------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                    69             173             311

INCOME TAX PROVISION:
   Taxes payable                                                         10             -                 2

   Taxes not payable in cash                                             18              64             115
                                                                    -------         -------         --------
     Total                                                               28              64             117
                                                                    -------         -------         --------
INCOME FROM CONTINUING OPERATIONS                                        41             109             194
Discontinued operations                                                 -               -                (9)
                                                                    -------         -------         --------

INCOME BEFORE ITEMS BELOW                                                41             109             185
Extraordinary charge on early extinguishment of debt                     (4)            -               -
Cumulative effect of change in accounting for start-up costs             (7)            -               -
                                                                    -------         -------         --------

NET INCOME                                                          $    30         $   109         $   185
                                                                    =======         =======         ========

EARNINGS (LOSS) PER SHARE
  Basic:
     Continuing operations                                          $  0.37         $  1.01         $  1.81
     Discontinued operations                                            -               -             (0.08)
     Extraordinary charge                                             (0.04)            -               -
     Cumulative effect of change in accounting                        (0.06)            -               -
                                                                    -------         -------         --------
       Net income                                                   $  0.27         $  1.01         $  1.73
                                                                    =======         =======         ========
   Dilutive:
     Continuing operations                                          $  0.37         $  1.01         $  1.76
     Discontinued operations                                            -               -             (0.08)
     Extraordinary charge                                             (0.04)            -               -
     Cumulative effect of change in accounting                        (0.06)            -               -
                                                                    -------         -------         --------
       Net income                                                   $  0.27         $  1.01         $  1.68
                                                                    =======         =======         ========

DIVIDENDS PAID PER COMMON SHARE                                     $  0.12         $  0.09         $   -
                                                                    =======         =======         ========

------
See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
The LTV Corporation
(in millions)

                                                                       Year Ended December 31,
                                                                  ---------------------------------
                                                                  1997          1996          1995
                                                                  -----         -----         -----
OPERATING ACTIVITIES
   Income from continuing operations                              $  41         $ 109         $ 194
   Adjustments to reconcile income to net cash
     provided by operating activities:
     Noncash losses of affiliates                                    41           -             -
     Special charge                                                 150           -             -
     Depreciation and amortization                                  263           266           252
     Income tax provision not payable in cash                        18            64           115
     Defined benefit pension expense                                 28            64           124
     Postemployment benefit payments
       (more) less than related expense                             (27)            5            (7)
     VEBA Trust contributions                                       (10)          (11)          (19)
     Changes in assets, liabilities and other                      (107)           (2)           97
                                                                  -----         -----         -----
       NET CASH PROVIDED BY OPERATING ACTIVITIES                    397           495           756
                                                                  -----         -----         -----
INVESTING ACTIVITIES
   Capital expenditures                                            (326)         (243)         (205)
   VP Buildings acquisition                                        (188)          -             -
   Investments in steel-related businesses                         (101)          (79)          (89)
   Net sales (purchases) of marketable securities                   207          (109)         (100)
   Proceeds from dispositions of discontinued
     operations, businesses and properties                           24            11            94
   Other                                                            -             (17)           (9)
                                                                  -----         -----         -----
       NET CASH USED IN INVESTING ACTIVITIES                       (384)         (437)         (309)
                                                                  -----         -----         -----
FINANCING ACTIVITIES
   Net proceeds from debt offering                                  290           -             -
   Payments on long-term debt                                      (106)          -             (41)
   Pension funding to restored plans                                (61)         (205)         (473)
   Repurchases of common stock                                      (68)          -             -
   Dividends paid and other                                         (15)          (12)           (3)
                                                                  -----         -----         -----
       NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES           40          (217)         (517)
                                                                  -----         -----         -----

NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                                       53          (159)          (70)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                      107           266           336
                                                                  -----         -----         -----
CASH AND CASH EQUIVALENTS AT END OF YEAR                          $ 160         $ 107         $ 266
                                                                  =====         =====         =====


-----
See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
The LTV Corporation
(in millions, except share data)



                                                                     December 31,
                                                               -----------------------
                                                                 1997            1996
                                                               -------         -------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                   $   160         $   107
   Marketable securities                                           360             567
                                                               -------         -------
                                                                   520             674
   Receivables, less allowance for doubtful accounts of
     $18 in 1997 and 1996                                          470             400
   Inventories:
     Products                                                      656             570
     Materials, purchased parts and supplies                       246             232
                                                               -------         -------
       Total inventories                                           902             802
   Prepaid expenses, deposits and other                             12              12
                                                               -------         -------
       Total current assets                                      1,904           1,888
                                                               -------         -------

INVESTMENTS IN AFFILIATES                                          312             256

OTHER NONCURRENT ASSETS                                            169             149

PROPERTY, PLANT AND EQUIPMENT
   Land and land improvements                                       68              69
   Buildings                                                       150             148
   Machinery and equipment                                       3,526           3,443
   Construction in progress                                        352             211
                                                               -------         -------
                                                                 4,096           3,871
   Less allowance for depreciation                                (935)           (754)
                                                               -------         -------
       Total property, plant and equipment                       3,161           3,117
                                                               -------         -------

                                                               $ 5,546         $ 5,410
                                                               =======         =======






----
See notes to consolidated financial statements.


                                                           December 31,
                                                     -----------------------
                                                       1997            1996
                                                     -------         -------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                  $   354         $   351
   Accrued employee compensation and
     benefits                                            365             373
   Other accrued liabilities                             219             175
                                                     -------         -------
     Total current liabilities                           938             899
                                                     -------         -------

NONCURRENT LIABILITIES
   Long-term debt                                        355             153
   Postemployment health care and
     other insurance benefits                          1,570           1,596
   Pension benefits                                      548             648
   Other                                                 459             404
                                                     -------         -------
     Total noncurrent liabilities                      2,932           2,801
                                                     -------         -------

SHAREHOLDERS' EQUITY
   Convertible preferred stock - aggregate
     liquidation value $50; par value
     $1.00 per share                                       1               1
   Common stock - par value $0.50 per share;
     authorized 150 million shares; issued
     105 million shares; 100 million shares
     in 1997 and 105 million shares in 1996
     outstanding                                          53              53
   Additional paid-in capital                          1,032           1,021
   Retained earnings                                     661             646
   Treasury stock at cost (5 million shares)             (68)            -
   Accumulated other comprehensive loss                   (3)             (9)
   Other                                                 -                (2)
                                                     -------         -------
     Total shareholders' equity                        1,676           1,710
                                                     -------         -------

                                                     $ 5,546         $ 5,410
                                                     =======         =======

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
YEAR ENDED DECEMBER 31, 1997
The LTV Corporation
(in millions)


                                                       Common Stock
                                        Convertible -------------------     Additional
                                         Preferred    Number                 Paid-In    Retained    Treasury  Comprehensive
                                           Stock    of Shares    Amount      Capital    Earnings      Stock     and Other     Total
                                           -----    ---------    ------      -------    --------      -----     ---------     -----

January 1, 1995                             $  1       105        $  53      $  873      $  366                  $  (10)     $1,283

Comprehensive income
  Net income                                                                                185                                 185
  Other comprehensive income, net of tax
    Unrealized gain (loss) on securities                                                                              3           3
    Minimum pension liability                                                                                      (179)       (179)
                                                                                                                             -------
      Total comprehensive income                                                                                                  9

Dividends paid                                                                               (2)                                 (2)

Other                                                                                                                 1           1

Taxes not payable in cash                                                        84                                              84

                                           -----     -----        -----      ------      ------      -------     ------      ------
December 31, 1995                              1       105           53         957         549                    (185)      1,375

Comprehensive income
  Net income                                                                                109                                 109
  Other comprehensive income, net of tax
    Unrealized gain (loss) on securities                                                                             (2)         (2)
    Minimum pension liability                                                                                       176         176
                                                                                                                             -------
      Total comprehensive income                                                                                                283

Dividends paid                                                                              (12)                                (12)

Taxes not payable in cash                                                        64                                              64

                                           -----     -----        -----      ------      ------      -------     ------      ------
December 31, 1996                              1       105           53       1,021         646                     (11)      1,710

Comprehensive income
  Net income                                                                                 30                                  30
  Other comprehensive income, net of tax
    Minimum pension liability                                                                                         6           6
                                                                                                                             -------
      Total comprehensive income                                                                                                 36

Dividends paid                                                                              (15)                                (15)

Treasury stock                                          (5)                                          $  (68)                    (68)

Other                                                                                                                 2           2

Taxes not payable in cash                                                        11                                              11
                                           -----     -----        -----      ------      ------      -------     ------      ------

December 31, 1997                          $   1       100        $  53      $1,032      $  661      $  (68)     $   (3)     $1,676
                                           =====     =====        =====      ======      ======      =======     ======      ======

-----
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The LTV Corporation
December 31, 1997


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
-----------------------

The LTV Corporation ("LTV" or the "Company") manufactures and sells a diversified line of carbon steel products consisting of hot rolled and cold rolled sheet, galvanized, tin mill and tubular products and beginning in July 1997, metal building systems. The Company operates two integrated steel mills (Cleveland Works and Indiana Harbor Works) and various finishing, galvanizing and processing facilities as well as tin mill, tubular and metal buildings operations. The Company is a major supplier of flat rolled steel for the domestic transportation, appliance and electrical equipment markets.

Principles of Consolidation
---------------------------

The consolidated financial statements include LTV and its majority-owned subsidiaries. Investments in joint ventures and companies owned 20% to 50% are accounted for by the equity method. The Company's interest in the cumulative undistributed earnings of its unconsolidated affiliates was $22 million at December 31, 1997, all of which was available for dividend or other distribution to the Company.

Equity in earnings of raw material affiliates, recorded as a reduction of cost of products sold, was $17 million, $16 million and $17 million for 1997, 1996 and 1995, respectively. The equity in earnings of metal fabrication and steel technology affiliates is recorded in the results of affiliates' operations.

Certain prior period amounts have been reclassified to conform with the current period presentation.

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

Inventories
-----------

Inventories are valued at the lower of cost or market, with cost determined primarily by the "last-in, first-out" ("LIFO") method for approximately 95% and 96% of the inventories at December 31, 1997 and 1996, respectively. The amount by which inventory is reduced to state inventory at LIFO value is $22 million at December 31, 1997 and $26 million at December 31, 1996. Liquidation of LIFO inventory quantities, carried at costs that prevailed in earlier years, reduced cost of products sold by $3 million, $2 million and $4 million in 1997, 1996 and 1995, respectively. The current replacement value of inventories is $898 million and $802 million at December 31, 1997 and 1996, respectively.

Property Costs, Depreciation and Amortization
---------------------------------------------

Fixed assets are recorded on the cost basis and include land, buildings, machinery and equipment, and software and associated costs. Depreciation is computed principally using a modified straight-line method based upon estimated economic lives of assets and the levels of production providing depreciation within a range of 80% to 120% of the straight-line amount on individual major production facilities with decreased depreciation at lower and increased depreciation at higher operating levels. During each of the last three years, depreciation expense under this method has approximated the computed straight-line amounts. In addition, a units-of-production method is used for blast furnaces. The cost of buildings is depreciated over 45 years, and machinery and equipment is depreciated over an average life of approximately 17 years. Goodwill and other intangible assets are amortized on a straight-line basis over periods ranging from 5 to 35 years.

When properties are retired or sold, their carrying value and the related allowance for depreciation are eliminated from the property and allowance for depreciation accounts, respectively. Generally, for normal retirements, gains or losses are credited or charged to allowance for depreciation accounts; for abnormal retirements, gains or losses are included in income in the year of disposal.

The Company periodically reviews long-lived assets used in operations and related goodwill when indicators of impairment are present. Impairment losses are recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Environmental Remediation Liabilities
-------------------------------------

The Company's policy is to accrue environmental remediation liabilities when it is probable a liability exists and the costs can be reasonably estimated. The Company's estimates of these undiscounted costs are based on existing technology, current enacted laws and regulations, its current legal obligations regarding remediation and site-specific costs. The liabilities are adjusted when the effect of new facts or changes in law or technology is determinable. Insurance recoveries, if any, are recorded as a reduction of environmental costs. The Company's liability for environmental remediation totaled $154 million, including costs related to the demolition and closure of the Pittsburgh coke plant, and $84 million at December 31, 1997 and 1996, respectively.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements
-----------------------------

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings Per Share," which was adopted by the Company in December 1997. Statement No. 128 replaces the previous method of reporting earnings per share under Accounting Principles Board ("APB") Opinion No. 15. LTV now reports "Basic" and "Dilutive" earnings per share, which replaced primary and fully diluted earnings per share under APB Opinion No. 15 and resulted in no material change to earnings per share.

In June 1997, FASB issued Statement No. 130, "Reporting Comprehensive Income," and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company adopted Statement No. 130 in December 1997, and the required disclosures are included in the Consolidated Statement of Changes in Equity and related footnotes. Statement No. 131, which becomes effective in 1998, establishes standards for reporting segment information in annual and interim financial statements including disclosures about products and services, geographic areas and major customers. While the Company has not yet determined the impact of adopting Statement No. 131 on its financial statement disclosures, LTV does not expect any change to its primary financial statements.

In December 1997, FASB approved Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises the current footnote disclosure on the Company's pensions and other retiree benefits. LTV has not determined the impact of adopting Statement No. 132 on its financial statement disclosures, but does not expect any change to its primary financial statements.

In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants approved a proposed Statement of Position ("SOP") "Reporting on the Costs of Start-up Activities," subject to review of the FASB, which is expected to require the expensing of start-up activities as incurred. LTV recognized a cumulative effect change in accounting principle adjustment of $7 million, net of income taxes of $4 million, expensing previously deferred start-up costs. The pro forma effect on 1996 would have reduced net income by $5 million ($0.04 per share) and was not significant in 1995.

MARKETABLE SECURITIES

The cost approximated estimated fair value of marketable securities at December 31, 1997 and 1996. The cost and estimated fair value of marketable securities by contractual maturity at December 31, 1997 are as follows (in millions):


Due in one year or less                                 $ 187
Due after one year through two years                       47
Due after two years                                       126
                                                        -----
                                                        $ 360
                                                        =====


INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

The Company has a 50% interest in an unconsolidated joint venture, Trico Steel Company, L.L.C. ("Trico Steel"), which is accounted for under the equity method. Commercial operations of this flat rolled minimill located in Decatur, Alabama began in April 1997. Included in LTV's consolidated results is a loss of $44 million representing the Company's share of Trico Steel operating results and the $7 million cumulative effect adjustment for a change in accounting for start-up costs. The following is a summary of the financial information related to Trico Steel (in millions):


                                                                        1997
                                                                       -----
Results of operations
   Net sales                                                           $  98
   Costs and expenses                                                    185
                                                                       -----
   Loss before cumulative effect                                         (87)
   Cumulative effect of change in accounting for start-up costs          (15)
                                                                       -----
     Pretax loss                                                       $(102)
                                                                       =====

Financial position at December 31,
   Current assets                                                      $  76
   Noncurrent assets                                                     526
   Current liabilities                                                   (38)
   Noncurrent liabilities                                               (273)
                                                                       -----
   Net assets                                                          $ 291
                                                                       =====

OTHER LIABILITIES

Current accrued employee compensation and benefits included the following at December 31 (in millions):


                                                           1997    1996
                                                           ----    ----

Pension benefits                                           $ 17    $ 24
Postemployment health care and other insurance benefits     129     135
Compensated absences                                         51      50
Other                                                       168     164
                                                           ----    ----
                                                           $365    $373
                                                           ====    ====

Current other accrued liabilities included the following at December 31 (in millions):


                                                           1997    1996
                                                           ----    ----

Accrued taxes other than income                            $ 96    $ 91
Accrued income taxes                                         15      12
Environmental and plant rationalization                      53      28
Other                                                        55      44
                                                           ----    ----
                                                           $219    $175
                                                           ====    ====

Noncurrent other liabilities included the following at December 31 (in millions):


                                                           1997    1996
                                                           ----    ----

Benefits under the Coal Industry Retiree Health
  Benefit Act of 1992                                      $135    $134
Other employee benefits                                     119     126
Environmental and plant rationalization                     159      87
Other                                                        46      57
                                                           ----    ----
                                                           $459    $404
                                                           ====    ====


DEBT AND CREDIT FACILITIES

Long-term debt consisted of the following at December 31 (in millions):


                                                           1997    1996
                                                           ----    ----

Senior Notes due 2007                                      $298    $  -
Senior Secured Convertible Notes due June 2003                -     100
Notes due December 2020                                      57      53
                                                           ----    ----
                                                           $355    $153
                                                           ====    ====

The Company has no required long-term debt maturities occurring within the next five years.

In September 1997, LTV issued $298 million Senior Secured Notes ($300 million face value) due September 2007 at 8.2% interest payable semiannually and guaranteed by LTV's wholly owned subsidiary, LTV Steel Company, Inc. The unamortized original issue discount results in an effective interest rate of 8.25%. The notes are redeemable at the option of the Company in whole or in part, at any time after September 2002. At any time prior to September 2000, the Company may redeem in the aggregate up to 35% of the original principal amount with proceeds from any public equity offerings. Proceeds of the offering were used to finance the acquisition of VP Buildings, Inc. ("VP Buildings") and to redeem the $100 million principal amount of Senior Secured Convertible Notes due June 2003 at a premium of $6 million, which resulted in an extraordinary charge of $4 million, net of taxes of $2 million.

The notes due December 2020 are required to be prepaid within 120 days after the restored pension plans become fully funded as defined in the Pension Benefit Guaranty Corporation agreement ("PBGC Agreement"). LTV also has the option to partially or fully prepay the notes. The notes bear interest at 8.5%, which can be paid in cash or in additional notes.

The Company has three credit facilities with banks (the "Receivables Facility" expiring in 2000, the "Letter of Credit Facility" expiring in 1999 and a "Secured Demand Facility" expiring in 1998) that provide the Company with up to $490 million of financing resources at prevailing market rates.

The Receivables Facility permits borrowings of up to $320 million for working capital requirements and general corporate purposes, $100 million of which may be used to issue letters of credit. At December 31, 1997, $305 million was permitted to be borrowed; however, no borrowings were outstanding and letters of credit outstanding amounted to $24 million under this facility. The borrower under the Receivables Facility is LTV Sales Finance Company, a structured finance special purpose entity wholly owned by LTV, which on a daily basis purchases and pledges essentially all of the receivables generated by LTV. The creditors of LTV Sales Finance Company have a claim on the assets of that company prior to those assets becoming available to other creditors of LTV or its affiliates.

The Letter of Credit Facility is a separate credit facility that provides for the issuance of up to $150 million in letters of credit. At December 31, 1997, letters of credit totaling $75 million were outstanding under this facility.

The Company's wholly owned subsidiary, VP Buildings, has a Secured Demand Facility that expires August 1998 and is secured by the accounts receivable of VP Buildings. The facility permits borrowings of up to $20 million for working capital and general corporate purposes and for letters of credit. At December 31, 1997, $20 million was permitted to be borrowed; no letters of credit or borrowings were outstanding under this facility.

The Senior Notes and Letter of Credit Facility agreements contain various covenants that require the Company to maintain certain financial ratios and amounts. These agreements, as well as the PBGC Agreement regarding the restored pension plans, place certain restrictions on payments of dividends, stock repurchases, capital expenditures, investments in subsidiaries and borrowings. Under the terms of the most restrictive covenant, $97 million of retained earnings are available for common stock dividend payments and stock repurchases at December 31, 1997. Substantially all of the Company's receivables and inventories are pledged as collateral under the credit facilities agreements.

OPERATING LEASES

The Company leases certain manufacturing facilities and equipment, office space and computer equipment under cancelable and noncancelable leases that expire at various dates. Minimum future operating lease obligations in effect at December 31, 1997 are as follows (in millions):


1998                                                                 $  51
1999                                                                    37
2000                                                                    21
2001                                                                    18
2002                                                                    12
Later years                                                             79
                                                                     -----
Total obligations                                                    $ 218
                                                                     =====


Rental expense on operating leases was $71 million, $62 million and $58 million in 1997, 1996 and 1995, respectively.


POSTEMPLOYMENT HEALTH CARE AND OTHER INSURANCE BENEFITS

The Company provides health care and other insurance benefits, primarily life, for substantially all active, inactive and retired employees. The health care plans are contributory and contain other cost-sharing features such as deductibles, lifetime maximums and copayment requirements. The components of periodic expense and cash payments for postemployment benefits are as follows (in millions):


                                                      Year Ended December 31,
                                                    --------------------------
                                                     1997       1996      1995
                                                    -----      -----     -----

Service cost - benefits earned during the year      $  14      $  18     $  15
Interest cost on accumulated benefit obligation       106        120       132
Actual return on plan assets                          (11)        (6)      -
Net amortization and deferral                          (7)         4       (10)
                                                    -----      -----     -----
   Total expense                                    $ 102      $ 136     $ 137
                                                    =====      =====     =====

Total cash payments                                 $ 129      $ 131     $ 144
                                                    =====      =====     =====

The actuarial and recorded liabilities for postemployment benefits are as follows at December 31 (in millions):


                                                                      1997              1996
                                                                    -------           -------
Accumulated benefit obligation:
   Retirees                                                         $ 1,140           $ 1,254
   Fully eligible active plan participants                              135               121
   Other active plan participants                                       245               312
                                                                    -------           -------
     Total                                                            1,520             1,687
Unrecognized net actuarial gains                                        241                80
Plan assets at fair value                                               (62)              (36)
                                                                    -------           -------
Total liability included in the consolidated balance sheet            1,699             1,731
Less current portion                                                   (129)             (135)
                                                                    -------           -------
Noncurrent liability                                                $ 1,570           $ 1,596
                                                                    =======           =======


The actuarial assumptions used in the calculation of the liability for postemployment benefits are as follows:


                                              1997        1996         1995
                                              ----        ----         ----

Discount rate                                  7.25%       7.5%        7.25%
Long-term rate of return on plan assets        9.0%        9.0%        8.5%
Projected health care cost trend rate          6.7%        7.5%        8.0%
Ultimate trend rate                            4.5%        4.5%        4.5%
Year ultimate trend rate is achieved          2003        2003         2002

During 1997, the Company's actuary computed the accumulated benefit obligation using refined assumptions with more recent experience data, which reduced 1997 expense by approximately $34 million.

As part of the 1994 United Steelworkers of America ("USWA") labor agreement, the Company is required to contribute to a Voluntary Employee Beneficiary Association ("VEBA") Trust to prefund postemployment health care and other insurance benefits for covered employees and retirees in addition to making cash payments for such benefits on a current basis. The Company is required to contribute to the VEBA Trust a minimum of $5 million annually ($10 million in years when common stock dividends are declared) and additional amounts based on defined cash flow as set forth in the labor agreement. The required contribution made in 1997 was $10 million. Plan assets are invested primarily in equity securities listed on national exchanges.

The effect on the present value of the accumulated benefit obligation at December 31, 1997 of a 1% increase each year in the health care cost trend rate used would result in an increase of $145 million in the accumulated benefit obligation, and a $12 million increase in the total 1997 service and interest components of expense.

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

The components of pension expense are as follows (in millions):


                                                                 Year Ended December 31,
                                                           -------------------------------------
                                                           1997            1996            1995
                                                           -----           -----           -----
Defined benefit plans:
   Service cost - benefits earned during the year          $   1           $   6           $   7
   Interest cost on projected benefit obligation             237             247             274
   Actual return on plan assets                             (504)           (405)           (461)
   Net amortization and deferral                             294             216             304
                                                           -----           -----           -----
     Net pension cost of defined benefit plans                28              64             124
Defined contribution plans                                    49              48              48
                                                           -----           -----           -----
     Total expense                                         $  77           $ 112           $ 172
                                                           =====           =====           =====




The following table sets forth the funded status of the Company's defined benefit pension plans (in millions):


                                                       At December 31, 1997          At December 31, 1996
                                                 ----------------------------      ------------------------
                                                 Plans With        Plans With      Plans With    Plans With
                                                  Assets in        Obligations      Assets in    Obligations
                                                  Excess of         in Excess       Excess of     in Excess
                                                 Obligations        of Assets      Obligations    of Assets
                                                 -----------        ---------      -----------    ---------
Actuarial present value:
   Vested benefit obligation                        $   236         $ 2,915         $   215         $ 2,919
   Nonvested benefit obligation                          20             124              27             221
                                                    -------         -------         -------         -------
   Accumulated benefit obligation                   $   256         $ 3,039         $   242         $ 3,140
                                                    =======         =======         =======         =======

Projected benefit obligation                        $   271         $ 3,056         $   255         $ 3,140
Plan assets at fair value                               302           2,778             266           2,570
                                                    -------         -------         -------         -------
   Plan assets in excess of (less than)
     projected benefit obligation                        31            (278)             11            (570)
Unrecognized prior service cost                          12             107              12             127
Unrecognized net actuarial gains                        (22)           (380)             (3)           (124)
Adjustment required to recognize
   minimum liability  - shareholders' equity            -                (3)            -                (9)
                      - intangible asset                -                (1)            -               (87)
                                                    -------         -------         -------         -------
Prepaid (accrued) pension expense included
   in the consolidated balance sheet                $    21         $  (555)        $    20         $  (663)
                                                    =======         =======         =======         =======

The actuarial assumptions used to determine the pension asset (liability) are as follows:


                                               1997     1996      1995
                                               ----     ----      ----

Discount rate                                   7.25%    7.5%      7.25%
Long-term rate of return on plan assets          9.0%    9.0%       8.5%

During 1997, the Company's actuary computed the projected benefit obligation using refined assumptions with more recent experience data, which reduced 1997 expense by approximately $17 million.

Plan assets consist substantially of equity securities listed on national exchanges, fixed income securities and cash equivalents.


TAXES

The provision for income taxes from continuing operations is as follows (in millions):


                                     Year Ended December 31,
                                  ----------------------------
                                  1997        1996        1995
                                  ----        ----        ----
Current:
   Federal                        $  7        $  -        $  -
   State                             3           -           2
Amount not payable in cash          18          64         115
                                  ----        ----        ----
   Tax provision                  $ 28        $ 64        $117
                                  ====        ====        ====

The Company reports federal income tax expense before consideration of pre-reorganization net deferred tax assets ($1.3 billion at December 31, 1997). The Company's actual income tax cash payments are, and will continue to be, significantly less than the total financial statement expense amounts as the tax provision required by fresh-start financial statement reporting is in excess of the Company's actual tax payments. As LTV realizes the benefits (through reduced cash tax payments) from pre-reorganization net deferred tax assets, such benefits increase additional paid-in capital and are represented by the "Amount not payable in cash" in the above table.

The income tax effects of the factors accounting for the differences between federal income tax computed at the statutory rate and the recorded provision are as follows (in millions):


                                                  Year Ended December 31,
                                             ---------------------------------
                                              1997          1996         1995
                                              ----          ----         ----

Tax provision at statutory rates             $  24         $  61         $ 109
Increases (decreases) resulting from:
   Percentage depletion deduction               (7)           (5)           (7)
   Federal alternative minimum tax               7           -             -
   State taxes                                   5             8            17
   Other                                        (1)          -              (2)
                                             -----         -----         -----
     Tax provision                           $  28         $  64         $ 117
                                             =====         =====         =====

Significant components of the Company's deferred tax assets and liabilities are as follows at December 31 (in millions):


                                                    1997            1996
                                                  -------         -------
Deferred tax assets:
   Postemployment health care liability           $   678         $   690
   Net operating loss carryforwards                   880             937
   Pension liability                                  218             228
   Other employee benefits                            159             166
   Plant rationalization and environmental            104              63
   Safe harbor tax leases                             107             117
   Other                                              129              99
                                                  -------         -------
     Subtotal                                       2,275           2,300
Deferred tax liabilities:
   Tax over book depreciation                        (833)           (847)
   Inventory and other                               (117)           (103)
                                                  -------         -------
     Subtotal                                        (950)           (950)
Valuation allowance                                (1,325)         (1,350)
                                                  -------         -------
     Total deferred taxes - net                   $     -         $     -
                                                  =======         =======

The evaluation of the realizability of the Company's net deferred tax assets in future periods is made based upon historical and projected operating performance and other factors for generating future taxable income, such as intent and ability to sell assets. At this time, the Company has established a valuation reserve for all of its net deferred tax assets.

For income tax reporting purposes, LTV has a regular tax net operating loss carryforward of $2.5 billion and a federal alternative minimum tax net operating loss carryforward of $1.3 billion that are not restricted as to use and will expire in the years 2000 through 2010. The Company's ability to reduce future income tax payments through the use of net operating loss carryforwards could be significantly limited on an annual basis if the Company were to undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986.

Alternative minimum taxes paid through 1997 of approximately $48 million are available as a credit carryforward, and the period is not limited. Investment tax credit carryforwards of approximately

$9 million at December 31, 1997 are recognized using the "flow through" method and expire in 1998 through 2003.


SHAREHOLDERS' EQUITY

LTV has authorized for issuance 20 million shares of preferred stock with a $1.00 par value. At December 31, 1997, the Company has 500,000 outstanding shares of Series B Convertible Preferred Stock ("Series B "). This issue has a stated liquidation preference value of $50 million, is senior to all common stock and has weighted voting rights equal to that number of shares of common stock into which it can be converted. Dividends on the Series B are payable quarterly in either cash or common stock, at the election of LTV, at the rate of 4.5% per annum on the stated value. Holders of the Series B have the right to convert the stated value of their shares, in whole or in part, into common stock at a conversion price of $17.09 per share (potentially 2.9 million shares). LTV has the right to redeem the Series B for $52 million at December 31, 1997, declining to $50 million at June 28, 2000.

The Company completed its share repurchase program by purchasing 5.5 million shares in the open market for $68 million and by redeeming the $100 million Senior Secured Convertible Notes, which eliminated an additional 5.1 million of potentially dilutive shares.

The Company has a nonleveraged Employee Stock Ownership Plan ("ESOP"), for employees covered by the USWA labor agreement, that effectively holds 3.7 million shares of common stock at December 31, 1997.

In June 1993, the Company was reorganized and common stock reserved for potential future issuance includes the following:

a.   Conversion of the Series B as previously discussed.
b. In accordance with a settlement agreement with the Internal Revenue Service ("IRS"), certain payments with an aggregate value of $2 million at December 31, 1997 can be satisfied in cash or common stock.
c. In accordance with an agreement with the U.S. Environmental Protection Agency ("EPA"), certain (if any) future environmental claims can be settled in cash or common stock.
d. In June 1993, 8.5 million Series A Warrants were issued. Each Series A Warrant is exercisable for 0.5582 of a share of common stock at $16.28 per each full share purchased. The Series A Warrants are exercisable through June 28, 1998. There have been 33,008 warrants exercised through December 31, 1997.

The Company has also reserved for future issuance 9.7 million shares of LTV common stock under incentive programs authorizing the granting of stock options and restricted stock awards to directors, officers and other key employees. The stock incentive programs are designed to encourage a personal investment in LTV common stock from participating individuals. The options to purchase common stock are primarily outstanding for terms of ten years from date of grant and are granted at prices not lower than market price at date of grant. The market value of restricted stock awarded has been recorded as unearned compensation and is included in "Other" in shareholders' equity. Unearned compensation is primarily being amortized to expense over the five-year vesting period. Transactions under these programs are summarized as follows:


                                                              Year Ended December 31,
                             --------------------------------------------------------------------------------------------
                                        1997                             1996                             1995
                             ----------------------------      ---------------------------      -------------------------
                             Shares          Price             Shares         Price             Shares        Price
                             ------    ------------------      ------   ------------------      ------  -----------------
Stock options:
(shares in millions)
   Options outstanding at
     beginning of year        1,691    $ 12.21 -  $ 19.33       1,420   $ 14.17 -  $ 19.33       1,148  $ 15.38 - $ 19.33
   Granted                    1,828      11.19 -    14.38         322     12.21 -    14.31         399    14.17 -   16.13
   Exercised                     -                   -           -                    -             (5)             15.38
   Canceled                    (165)     12.21 -    19.33         (51)    14.78 -    19.33        (122)   15.38 -   19.33
                             ------    ------------------       -----   ------------------       -----  -----------------
   Options outstanding at
     end of year              3,354    $ 11.19 -  $ 19.33       1,691   $ 12.21 -  $ 19.33       1,420  $ 14.17 - $ 19.33
                             ======    ==================       =====   ==================       =====  =================
   Options exercisable at
     end of year              1,295    $ 12.21 -  $ 19.33       1,093   $ 14.74 -  $ 19.33         685  $ 14.74 - $ 19.33
                             ======    ==================       =====   ==================       =====  =================

Restricted Stock:
   Shares outstanding at
     beginning of year          184    $ 14.00 -  $ 18.88         186   $ 14.00 -  $ 18.88         191  $ 15.75 - $ 18.88
   Granted                       -                   -              2                14.13          11    14.00 -   15.25
   Unrestricted                  (1)                18.88          (4)               18.88         (16)             18.88
   Canceled                      (4)                18.88           -                 -           -                  -
                             ------    ------------------       -----   ------------------       -----  -----------------
   Shares outstanding at
     end of year                179    $ 14.00 -  $ 18.88         184   $ 14.00 -  $ 18.88         186  $ 14.00 - $ 18.88
                             ======    ==================       =====   ==================       =====  =================

In 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," which permits companies to recognize expense for stock-based awards beginning in 1995 based on their fair value on the date of grant or to continue to follow APB Opinion No. 25 with pro forma disclosures. The Company continues recognition of stock option programs in accordance with APB Opinion No. 25. As required by Statement No. 123, the Company has determined the pro forma information under the fair value method using the Black-Scholes option pricing module with the following weighted average assumptions used in 1997, 1996 and 1995: risk-free rate of return of 6.5%; dividend yield of 1%; volatility of 25%; and 7 years as the expected life for all years presented. The pro forma effect of these options was reduced earnings of $3 million ($0.02 per share) in 1997 and no effect in 1996 and 1995.

COMPREHENSIVE INCOME

The following table reflects the accumulated balances of other comprehensive income (in millions):


                                    Gains                       Accumulated
                                 (Losses) On      Minimum          Other
                                 Marketable       Pension      Comprehensive
                                 Securities      Liability     Income (Loss)
                                 ----------      ---------     -------------
Balance at January 1, 1995          $  (1)        $  (6)        $  (7)
Current year change                     3          (179)         (176)
                                    -----         -----         -----
Balance at December 31, 1995            2          (185)         (183)
Current year change                    (2)          176           174
                                    -----         -----         -----
Balance at December 31, 1996            -            (9)           (9)
Current year change                     -             6             6
                                    -----         -----         -----
Balance at December 31, 1997        $   -         $  (3)        $  (3)
                                    =====         =====         =====

The tax expense (benefit) associated with items included in comprehensive income were $2 million, $64 million and $(67) million for 1997, 1996 and 1995, respectively.

EARNINGS PER SHARE

The following table provides a reconciliation of net income and shares outstanding for computing basic and dilutive earnings per share. Prior year amounts have been restated to comply with Statement No. 128.



                                                          1997         1996          1995
                                                          ----         ----          ----
(in millions, except per share data)
BASIC
   Net income                                            $  30         $ 109         $ 185
   Less:  Preferred dividends                               (2)           (2)           (2)
                                                         -----         -----         -----
          Income available to common shareholders        $  28         $ 107         $ 183
                                                         =====         =====         =====

   Weighted average shares outstanding                     103           105           105
                                                         =====         =====         =====
   Earnings per share                                    $0.27         $1.01         $1.73
                                                         =====         =====         =====

DILUTIVE
   Net income                                            $  30         $ 109         $ 185
   Less:  Preferred dividends                               (2)           (2)           (2)
   Add:   Conversion of preferred shares (1)               -               2             2
          Convertible Senior Secured Notes (2)             -             -               5
                                                         -----         -----         -----
          Income available to common shareholders
              and assumed conversions                    $  28         $ 109         $ 190
                                                         =====         =====         =====

   Weighted average shares outstanding                     103           105           105
   Add:   Conversion of warrants                             1           -             -
          Convertible preferred stock (1)                  -               3             3
          Convertible Senior Secured Notes (2)             -             -               5
                                                         -----         -----         -----
                                                           104           108           113
                                                         =====         =====         =====
   Earnings per share                                    $0.27         $1.01         $1.68
                                                         =====         =====         =====

         (1)  Preferred shares are antidilutive in 1997.
         (2) Convertible Senior Secured Notes were antidilutive in 1996. These Notes were redeemed in 1997 and are not outstanding at year end.


COMMITMENTS AND CONTINGENCIES

The Company is the subject of various threatened or pending legal actions, contingencies and commitments in the normal course of conducting its business. The Company provides for costs related to these matters when a loss is probable and the amount is reasonably estimable. The effect of the outcome of these matters on the Company's future results of operations and liquidity cannot be predicted because any such effect depends on future results of operations and the amount and timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position of the Company.

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

The Company has commitments to purchase approximately $200 million of its coke and coal requirements for the years 1998 through 2001.


FINANCIAL INSTRUMENTS

Cash equivalents are investments in highly liquid, low-risk money market mutual funds and commercial paper with maturities of three months or less and are classified as held-to-maturity. The carrying amount of these assets approximates fair value. The Company carries marketable securities at fair value. The carrying amount of the Company's long-term debt approximates fair value at December 31, 1997 and 1996, based on current market interest rates.

The Company has entered into futures contracts to reduce its exposure to fluctuations in costs caused by the price volatility of certain metal commodities and natural gas supplies. The Company does not engage in speculation and the results of these hedging transactions become part of the cost of the commodity or supply being hedged. At December 31, 1997 and 1996, the purchase value of these contracts totaled $6 million and $10 million, respectively. The contracts extend for periods of up to two years. At December 31, 1997 and 1996, the fair value of the contracts, which is based on quoted market prices, approximated the carrying value of zero.

LTV owns a preferred stock asset related to the sale of its energy products segment with an aggregate redemption price and liquidation preference of $14 million, plus accrued and unpaid dividends. The preferred stock is subject to redemption at the option of LTV or the issuer beginning August 2000. The estimated discounted cash flow value of the preferred stock asset approximates its stated and carrying value at December 31, 1997.

Outstanding letters of credit totaled $101 million and $108 million at December 31, 1997 and 1996, respectively. The letters of credit guarantee performance to third parties of various trade activities and tax benefit transfer agreements. LTV has guaranteed approximately $13 million per year through January 1999 for a joint venture's operating lease rental obligation. The Company does not believe it is practicable to estimate the fair value of the guarantees and does not believe exposure to loss is likely.


VP BUILDINGS ACQUISITION

On July 2, 1997, the Company, through its new wholly owned subsidiary VP Buildings, purchased substantially all of the assets and certain liabilities of Varco-Pruden Building Products Division of United Dominion Industries, Inc. for cash of approximately $188 million. VP Buildings engineers and manufactures pre-engineered, non-residential, low-rise steel building systems for manufacturing, warehousing, school and commercial applications. This transaction was accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired company are included in the consolidated financial statements from the date of acquisition.

The following unaudited pro forma financial information for the Company gives effect to the VP Buildings acquisition as if it had occurred on January 1, 1997 and 1996. These pro forma results have been prepared for comparative purposes only and are not necessarily representative of the results of operations that would have resulted if the acquisition occurred at the beginning of the year or that may result in the future. The pro forma results for the Company are as follows (in millions, except per share data):


                                               December 31,
                                          --------------------
                                           1997           1996
                                           ----           ----

Net sales                                 $4,590        $4,440
Income before extraordinary charge            44           124
Net income                                    33           124
Earnings per share:
    Basic                                 $ 0.30        $ 1.15
    Dilutive                              $ 0.30        $ 1.14

The following information reflects the results of operations for VP Buildings since its acquisition on July 2, 1997 (in millions):


Net sales                                  $177

Cost of goods sold                          140
Depreciation                                  4
Selling, general and administrative          15
                                           ----
    Operating income                       $ 18
                                           ====

Total assets                               $244
Capital expenditures                          7


PITTSBURGH COKE PLANT SHUTDOWN

In July 1997, LTV announced its plan to close permanently its Pittsburgh coke and by-product plant. The Company's approval of an exit plan involving closure of the plant, which has been in operation for over forty years and has reached the end of its useful life, resulted in a special charge of $150 million in the third quarter. The charge includes $51 million for facilities write-down, employee costs of $34 million covering approximately 750 hourly and 100 salaried employees, and demolition, environmental matters and other costs of $65 million. Approximately $100 million would be payable in cash over a period of several years.

In August 1997, the USWA filed a grievance that resulted in binding arbitration under its labor agreement with the Company, alleging that the Company's actions relating to the Pittsburgh coke plant violated a local agreement. The arbitrator's decision on January 12, 1998 upheld the Company's positions in the arbitration proceedings that it is not required to spend "major construction or rehabilitation" funds to keep the plant operating and that the Company has, in the past, properly maintained the plant to the extent required by the local agreement. The arbitrator did find, however, that the local agreement required the Company to submit an environmental remediation proposal to the EPA proposing maintenance type actions which would at least attempt to address a Notice of Violation ("NOV") issued by the EPA in March 1997, and which, if accepted by the EPA, would allow the continued operation of the plant. In requiring the Company to make such a proposal to the EPA, the arbitrator conceded that, "Such a proposal would not be a `compliance plan' in the formal sense because it cannot reasonably be projected that such maintenance actions can lead to full compliance."

The Company does not believe that any such remediation proposal will result in any agreement with the EPA that would allow the continued operation of the plant. The Company continues to believe that only a complete $400 to $500 million pad-up rebuild would restore the plant's operational capabilities, and the arbitrator has clearly ruled that such action is not required under the labor agreement. Accordingly, while the Company has submitted a proposal to the EPA in January 1998 as required by the decision, the Company expects to complete its shutdown plan at the plant. The Company, at the request of local and union leaders, continues to discuss the possible sale of the coke plant with prospective buyers but believes that the deteriorated condition of the plant, which the Company believes has reached the end of its useful life, and its high capital investment needs make it unlikely that a financially responsible buyer can be found to operate the plant.


DISCONTINUED OPERATIONS

On August 1, 1995, LTV sold its energy products segment, Continental Emsco Company, for $75 million, with $39 million of the proceeds used to reduce LTV's long-term debt. The loss of $9 million on the sale of the segment was recorded as a discontinued operation. Sales by the energy products segment were $179 million through August 1, 1995.


OTHER FINANCIAL DATA

Net interest and other income included the following (in millions):


                                      Year Ended December 31,
                                  ------------------------------
                                  1997         1996         1995
                                  ----         ----         ----

Interest and other income        $ 45         $ 44         $ 54
Interest expense                   (3)          (1)         (11)
                                 ----         ----         ----
   Total                         $ 42         $ 43         $ 43
                                 ====         ====         ====

The Company's sales to the transportation market approximated 30% of sales over each of the last three years. The Company also sells to the steel service center and converter markets that, in turn, sell to the transportation and other industries. Management does not believe significant credit risk exists at December 31, 1997. Sales for the years 1997, 1996 and 1995 to the Company's largest customer, General Motors Corporation, represented approximately 11%, 11% and 12%, respectively, of total sales.

The Company has incurred research and development expense of $14 million, $15 million and $15 million for 1997, 1996 and 1995, respectively.

Supplemental cash flow information is presented as follows (in millions):


                                                                                      Year Ended December 31,
                                                                       ---------------------------------------------
                                                                           1997             1996             1995
                                                                           ----             ----             ----
Changes in assets and liabilities which provided (used) net cash:
     Receivables                                                         $    (26)        $     (7)        $     69
     Inventories                                                              (89)             (60)               9
     Other assets                                                              34               13               39
     Accounts payable                                                         (19)              96              (12)
     Other liabilities                                                         (6)             (31)              (1)
     Other                                                                     (1)             (13)              (7)
                                                                         --------         --------         --------
       Total                                                             $   (107)        $     (2)        $     97
                                                                         ========         ========         ========

Interest payments                                                        $     11         $     13         $     11
Income tax payments                                                             8                2                2
Capitalized interest                                                           19               15                8
Purchases of marketable securities                                         10,443            4,682            8,735
Sales of marketable securities                                             10,650            4,575            8,637

SUPPLEMENTAL GUARANTOR INFORMATION

LTV's wholly owned subsidiary, LTV Steel Company, Inc., has fully and unconditionally guaranteed the Company's obligation to pay principal, premium, if any, and interest with respect to the Senior Notes.

The following supplemental consolidating condensed financial statements of The LTV Corporation present (in millions): balance sheets as of December 31, 1997 and 1996; statements of income for the years ended December 31, 1997, 1996 and 1995; and statements of cash flows for the years ended December 31, 1997, 1996 and 1995. The LTV Corporation (Parent), LTV Steel Company, Inc. (Guarantor) and the combined Non-Guarantor Subsidiaries' investments in subsidiaries are accounted for using the equity method. Necessary elimination entries have been made to consolidate the Parent and all of its subsidiaries. Management does not believe that separate financial statements of the Guarantor are material to investors. Therefore, separate financial statements and other disclosures concerning the Guarantor are not presented.

CONSOLIDATING CONDENSED BALANCE SHEET
(in millions)


                                                                                 December 31, 1997
                                                        ----------------------------------------------------------------------
                                                                                   Non-Guarantor
                                                        Parent       Guarantor     Subsidiaries   Eliminations    Consolidated
                                                        ------       ---------     -------------  ------------    ------------

Cash, cash equivalents and marketable securities        $  467         $   (15)        $   68         $     -        $   520
Receivables                                                  4             (23)           489               -            470
Inventories:
   Finished goods                                            -             650              6               -            656
   Raw materials and supplies                                -             209             37               -            246
Other current assets                                         4               7              1               -             12
                                                        ------         -------         ------         -------        -------
     Total current assets                                  475             828            601               -          1,904
Intercompany, net                                           83             475           (558)              -              -
Investments and other noncurrent assets                  1,470             186            432          (1,607)           481
Property, plant and equipment                                -           2,939            222               -          3,161
                                                        ------         -------         ------         -------        -------
       Total assets                                     $2,028         $ 4,428         $  697         $(1,607)       $ 5,546
                                                        ======         =======         ======         =======        =======

Total current liabilities                               $   37         $   776         $  125         $     -        $   938
Long-term debt                                             298              57              -               -            355
Postemployment health care and other insurance
  benefits                                                   -           1,458            112               -          1,570
Pension benefits                                             -             538             10               -            548
Other                                                       17             419             23               -            459
Shareholders' equity                                     1,676           1,180            427          (1,607)         1,676
                                                        ------         -------         ------         -------        -------
       Total liabilities and shareholders' equity       $2,028         $ 4,428         $  697         $(1,607)       $ 5,546
                                                        ======         =======         ======         =======        =======




                                                                                December 31, 1996
                                                        ----------------------------------------------------------------------
                                                                                  Non-Guarantor
                                                        Parent       Guarantor     Subsidiaries   Eliminations    Consolidated
                                                        ------       ---------     -------------  ------------    ------------

Cash, cash equivalents and marketable securities        $  629         $   (15)        $   60         $     -        $   674
Receivables                                                  5             (16)           411               -            400
Inventories:
   Finished goods                                            -             531             39               -            570
   Raw materials and supplies                                -             208             24               -            232
Other current assets                                         3               7              2               -             12
                                                        ------         -------         ------         -------        -------
     Total current assets                                  637             715            536               -          1,888
Intercompany, net                                           15             476           (491)              -              -
Investments and other noncurrent assets                  1,200             359            282          (1,436)           405
Property, plant and equipment                                -           2,934            183               -          3,117
                                                        ------         -------         ------         -------        -------
       Total assets                                     $1,852         $ 4,484         $  510         $(1,436)       $ 5,410
                                                        ======         =======         ======         =======        =======

Total current liabilities                               $   25         $   759         $  115         $     -        $   899
Long-term debt                                             100              53              -               -            153
Postemployment health care and other insurance
    benefits                                                 -           1,431            165               -          1,596
Pension benefits                                             -             621             27               -            648
Other                                                       17             362             25               -            404
Shareholders' equity                                     1,710           1,258            178          (1,436)         1,710
                                                        ------         -------         ------         -------        -------
       Total liabilities and shareholders' equity       $1,852         $ 4,484         $  510         $(1,436)       $ 5,410
                                                        ======         =======         ======         =======        =======

CONSOLIDATING CONDENSED STATEMENT OF INCOME
(in millions)

                                                                   Year Ended December 31, 1997
                                              --------------------------------------------------------------------------
                                                                          Non-Guarantor
                                               Parent        Guarantor     Subsidiaries    Eliminations     Consolidated
                                              -------        ---------    -------------    ------------     ------------

Net sales                                     $   -           $ 3,965         $ 1,179         $  (698)        $ 4,446
Costs and expenses:
   Cost of products sold                          -             3,460           1,039            (698)          3,801
   Depreciation and amortization                  -               241              22             -               263
   Selling, general and administrative             11             120              33             -               164
   Results of affiliates' operations              (41)            (40)             41              81              41
   Net interest and other                         (39)              8             (11)            -               (42)
   Special charge                                 -               148               2             -               150
                                              -------         -------         -------         -------         -------
     Total                                        (69)          3,937           1,126            (617)          4,377
                                              -------         -------         -------         -------         -------
Income before income taxes                         69              28              53             (81)             69
Tax provision                                     (28)            (11)            (21)             32             (28)
                                              -------         -------         -------         -------         -------
Income before items below                          41              17              32             (49)             41
Extraordinary charge                               (4)            -               -               -                (4)
Cumulative effect of accounting change             (7)            -               -               -                (7)
                                              -------         -------         -------         -------         -------
       Net income                             $    30         $    17         $    32         $   (49)        $    30
                                              =======         =======         =======         =======         =======


                                                                  Year Ended December 31, 1996
                                              --------------------------------------------------------------------------
                                                                         Non-Guarantor
                                               Parent        Guarantor    Subsidiaries     Eliminations     Consolidated
                                              -------        ---------    -------------    ------------     ------------
Net sales                                     $   -           $ 3,872         $   947         $  (684)        $ 4,135
Costs and expenses:
   Cost of products sold                          -             3,404             876            (684)          3,596
   Depreciation and amortization                  -               250              16             -               266
   Selling, general and administrative             10             117              16             -               143
   Results of affiliates' operations             (138)             (7)            -               145             -
   Net interest and other                         (45)              5              (3)            -               (43)
                                              -------         -------         -------         -------         -------
     Total                                       (173)          3,769             905            (539)          3,962
                                              -------         -------         -------         -------         -------
Income before income taxes                        173             103              42            (145)            173
Income tax provision                               64              38              15             (53)             64
                                              -------         -------         -------         -------         -------
       Net income                             $   109         $    65         $    27         $   (92)        $   109
                                              =======         =======         =======         =======         =======



                                                                  Year Ended December 31, 1995
                                              --------------------------------------------------------------------------
                                                                         Non-Guarantor
                                               Parent        Guarantor    Subsidiaries     Eliminations     Consolidated
                                              -------        ---------    -------------    ------------     ------------

Net sales                                     $   -           $ 4,068         $   958         $  (743)        $ 4,283
Costs and expenses:
   Cost of products sold                          -             3,496             868            (743)          3,621
   Depreciation and amortization                  -               237              15             -               252
   Selling, general and administrative             13             115              14             -               142
   Results of affiliates' operations             (270)            (36)            -               306             -
   Net interest and other                         (54)             15              (4)            -               (43)
                                              -------         -------         -------         -------         -------
     Total                                       (311)          3,827             893            (437)          3,972
                                              -------         -------         -------         -------         -------
Income from continuing operations before
   income taxes                                   311             241              65            (306)
                                                                                                                  311
Income tax provision                              117              91              24            (115)            117
                                              -------         -------         -------         -------         -------
Income from continuing operations                 194             150              41            (191)            194
Discontinued operations                            (9)            -               -               -                (9)
                                              -------         -------         -------         -------         -------
       Net income                             $   185         $   150         $    41         $  (191)        $   185
                                              =======         =======         =======         =======         =======

CONSOLIDATING CONDENSED CASH FLOWS STATEMENT
(in millions)


                                                                           Year Ended December 31, 1997
                                                      ------------------------------------------------------------------------
                                                                                  Non-Guarantor
                                                      Parent         Guarantor     Subsidiaries   Eliminations    Consolidated
                                                      -------        ---------     ------------   ------------    ------------

Cash provided by operating activities                 $   (74)        $   376         $    95       $     -           $   397
                                                      -------         -------         -------       -------           -------
Investing activities:
   Capital expenditures                                   -              (319)             (7)            -              (326)
   VP Buildings acquisition                              (188)            -               -               -              (188)
   Investment in steel-related businesses                 -               -              (101)            -              (101)
   Net sales of marketable securities                     207             -               -               -               207
   Proceeds from dispositions of discontinued
     operations, businesses and properties                -                 1              23             -                24
                                                      -------         -------         -------       -------           -------
     Net cash used in investing activities                 19            (318)            (85)            -              (384)
                                                      -------         -------         -------       -------           -------
Financing activities:
   Net proceeds from debt offering                        290             -               -               -               290
   Payments on long-term debt                            (106)            -               -               -              (106)
   Pension funding to restored plans                      -               (59)             (2)            -               (61)
   Repurchases of common stock                            (68)            -               -               -               (68)
   Dividends paid                                         (15)            -               -               -               (15)
                                                      -------         -------         -------       -------           -------
     Net cash provided in financing activities            101             (59)             (2)            -                40
                                                      -------         -------         -------       -------           -------
Net increase (decrease) in cash and cash equivalents       46              (1)              8             -                53
Cash and cash equivalents at beginning of year             62             (15)             60             -               107
                                                      -------         -------         -------       -------           -------
Cash and cash equivalents at end of year              $   108         $   (16)        $    68       $     -           $   160
                                                      =======         =======         =======       =======           =======



                                                                     Year Ended December 31, 1996
                                                  -----------------------------------------------------------------------
                                                                            Non-Guarantor
                                                  Parent       Guarantor     Subsidiaries   Eliminations    Consolidated
                                                  -------      ----------    ------------   ------------    -------------

Cash provided by operating activities             $   (92)        $   494         $    93       $     -           $   495
                                                  -------         -------         -------       -------           -------
Investing activities:
   Capital expenditures                               -              (222)            (21)            -              (243)
   Investment in steel-related businesses             -               -               (79)            -               (79)
   Net purchases of marketable securities            (109)            -               -               -              (109)
   Proceeds from dispositions of discontinued
     operations, businesses and properties            -                 2               9             -                11
   Other                                               (2)            -               (15)            -               (17)
                                                  -------         -------         -------       -------           -------
     Net cash used in investing activities           (111)           (220)           (106)            -              (437)
                                                  -------         -------         -------       -------           -------
Financing activities:
   Pension funding to restored plans                  -              (199)             (6)            -              (205)
   Dividends paid                                     (12)            -               -               -               (12)
                                                  -------         -------         -------       -------           -------
     Net cash used in financing activities            (12)           (199)             (6)            -              (217)
                                                  -------         -------         -------       -------           -------
Net increase (decrease) in cash and cash
     equivalents                                     (215)             75             (19)            -              (159)
Cash and cash equivalents at beginning of year        277             (90)             79             -               266
                                                  -------         -------         -------       -------           -------
Cash and cash equivalents at end of year          $    62         $   (15)        $    60       $     -           $   107
                                                  =======         =======         =======       =======           =======





                                                                       Year Ended December 31, 1995
                                                  -----------------------------------------------------------------------
                                                                             Non-Guarantor
                                                   Parent       Guarantor    Subsidiaries   Eliminations    Consolidated
                                                  -------      ----------    ------------   ------------    -------------

Cash provided by operating activities             $    70         $   649         $    37       $     -           $   756
                                                  -------         -------         -------       -------           -------
Investing activities:
   Capital expenditures                               -              (192)            (13)            -              (205)
   Investment in steel-related businesses             -               -               (89)            -               (89)
   Net purchases of marketable securities            (100)            -               -               -              (100)
   Proceeds from dispositions of discontinued
     operations, businesses and properties            -                12              82             -                94
   Other                                                4             -               (13)            -                (9)
                                                  -------         -------         -------       -------           -------
     Net cash used in investing activities            (96)           (180)            (33)            -              (309)
                                                  -------         -------         -------       -------           -------
Financing activities:
   Pension funding to restored plans                  -              (459)            (14)            -              (473)
   Payments on long-term debt                         (33)             (6)             (2)            -               (41)
   Dividends paid and other                            (2)            -                (1)            -                (3)
                                                  -------         -------         -------       -------           -------
     Net cash used in financing activities            (35)           (465)            (17)            -              (517)
                                                  -------         -------         -------       -------           -------
Net increase (decrease) in cash and cash
   equivalents                                        (61)              4             (13)            -               (70)
Cash and cash equivalents at beginning of year        338             (94)             92             -               336
                                                  -------         -------         -------       -------           -------
Cash and cash equivalents at end of year          $   277         $   (90)        $    79       $     -           $   266
                                                  =======         =======         =======       =======           =======

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



                                  David H. Hoag
                             Chairman of the Board
                           and Chief Executive Officer


                                 Arthur W. Huge
                            Senior Vice President and
                             Chief Financial Officer

                                January 29, 1998

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS




To the Shareholders and Board of Directors
The LTV Corporation


We have audited the accompanying consolidated balance sheet of The LTV Corporation (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The LTV Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in the "Summary of Significant Accounting Policies" notes to the financial statements, in 1997, the Company changed its method of accounting for start-up costs.



Cleveland, Ohio                                                Ernst & Young LLP
January 29, 1998

FIVE YEAR FINANCIAL SUMMARY
(dollars in millions, except per share data)


                                                1997            1996            1995            1994            1993
                                                ----            ----            ----            ----            ----

SUMMARY OF OPERATIONS FOR THE YEAR
   Sales                                      $ 4,446         $ 4,135         $ 4,283         $ 4,233         $ 3,868
   Income (loss) from continuing
     operations before special items              219             173             311             203             (75)
   Special (charge) credits                      (150)            -               -               -               592
   Income tax provision:
     Taxes payable (refundable)                    10             -                 2              (2)              3
     Taxes not payable in cash                     18              64             115              75             158
                                              -------         -------         -------         -------         -------
       Total                                       28              64             117              73             161
                                              -------         -------         -------         -------         -------
   Income from continuing
     operations                                    41             109             194             130             356
   Reorganization items                           -               -               -               -                31
   Discontinued operations                        -               -                (9)             (3)            -
   Extraordinary (charge) credit                   (4)            -               -               -             3,928
   Cumulative effect of a change in
     accounting for start-up costs                 (7)            -               -               -               -
                                              -------         -------         -------         -------         -------
   Net income                                 $    30         $   109         $   185         $   127         $ 4,315
                                              =======         =======         =======         =======         =======
   Earnings per share (dilutive):
     Continuing operations                    $  0.37         $  1.01         $  1.76         $  1.30              NM
     Net income                                  0.27            1.01            1.68            1.27              NM
   Dividends paid per common share            $  0.12         $  0.09             -               -               -

FINANCIAL POSITION AT YEAR END
   Working capital                            $   966         $   989         $ 1,024         $ 1,190         $   883
   Total assets                                 5,546           5,410           5,380           5,525           5,795
   Property, net                                3,161           3,117           3,140           3,189           3,217
   Long-term debt                                 355             153             150             183             186
   Other noncurrent obligations                 2,577           2,648           3,008           3,222           3,669
   Shareholders' equity                         1,676           1,710           1,375           1,283             540

OTHER FINANCIAL INFORMATION
   Property additions                         $   326         $   243         $   205         $   234         $   323
   Depreciation                                   263             266             252             242             237

OTHER OPERATING DATA
   Raw steel production
     (millions of tons)                           8.9             8.8             8.5             8.3             7.9
   Continuous cast                                100%            100%            100%            100%             86%
   Steel product shipments
     (millions of tons)                           8.2             8.1             8.0             8.0             7.6
   Operating rate                                 106%            105%            102%             99%             95%
   Employees                                   15,500          14,000          14,400          15,300          15,700





NM Not meaningful. Earnings per share data prior to the Company's mid-1993 emergence from Chapter 11 proceedings are not presented due to the general lack of comparability and because the revised capital structure of the Company consists of entirely new issues of common and preferred stock. Dilutive earnings per share totaled $3.01 on continuing operations and $3.03 on net income for the six months ended December 31, 1993.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents quarterly financial information (in millions, except per share data):


                                                                First          Second            Third            Fourth
                                                               Quarter         Quarter          Quarter           Quarter
                                                              ---------       ---------         --------        ---------
Net sales
   1997                                                      $    1,072      $    1,092         $  1,135        $   1,147
   1996                                                             993           1,075            1,049            1,018
Gross margin
   1997                                                             141             153              177              174
   1996                                                             113             146              137              143
Income (loss) from continuing operations
   1997                                                              45              45              (86)              65
   1996                                                              21              51               45               56
Extraordinary charge on early extinguishment of debt
   1997                                                               -               -               (4)             -
Cumulative effect of a change in accounting for
   start-up costs
   1997                                                               -               -                -               (7)
Net income (loss)
   1997                                                              27              27              (56)              32
   1996                                                              13              32               29               35
Market price per share
   1997 - High                                               $    13.63      $    14.56         $  14.38        $   13.13
          Low                                                     11.63           12.50            11.94             9.38
   1996 - High                                                    15.88           14.50            13.50            12.13
          Low                                                     12.25           11.38            10.63            10.00
Market price per Series A Warrant
   1997 - High                                               $     0.94      $     0.81         $   0.63        $    0.38
          Low                                                      0.56            0.50             0.25             0.03
   1996 - High                                                     3.13            2.25             1.63             1.13
          Low                                                      2.00            1.50             0.94             0.56
Earnings per share (1)
   1997 - Basic                                              $     0.25      $     0.25         $  (0.54)       $    0.31
        - Dilutive                                           $     0.25      $     0.25         $  (0.54)       $    0.31
   1996 - Basic                                              $     0.12      $     0.30         $   0.27        $    0.32
        - Dilutive                                           $     0.12      $     0.29         $   0.27        $    0.32
Dividends paid per common share
   1997                                                      $     0.03      $     0.03         $   0.03        $    0.03
   1996                                                      $      -        $     0.03         $   0.03        $    0.03



(1) Earnings per share are computed independently for each of the quarters based on the weighted average number of shares outstanding for each period, and the sum of the quarters may not necessarily be equal to the full year earnings per share amount.