Form 10-K405, Exhibit 13
period 1998-12-31
LTV CORP
filed 1999-03-02
CIK 60731

                                                                      Exhibit 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The LTV Corporation ("LTV" or the "Company") operates in three reportable segments: Integrated Steel, Metal Fabrication and Corporate and Other. Integrated Steel manufactures and sells a diversified line of carbon steel products consisting of hot rolled and cold rolled sheet, galvanized and tin mill products. Sales are made primarily to the domestic transportation, appliance, container and electrical equipment markets. Metal Fabrication produces pipe, conduit and tubular products for use in transportation, agriculture, oil and gas, and construction industries. The segment also engineers and manufactures pre-engineered, low-rise steel buildings systems for manufacturing, warehousing and commercial applications. Corporate and Other consists of steel-related joint ventures, primarily Trico Steel Company, L.L.C. ("Trico Steel") and Cliffs and Associates Limited ("CAL"), which are accounted for using the equity method and corporate investments and related income and expenses.



================================================================================
RESULTS OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31,
                                                               -----------------------------
   (IN MILLIONS, EXCEPT PER SHARE DATA)                          1998       1997       1996
============================================================================================
Sales                                                          $ 4,273    $ 4,446    $ 4,135
Costs and expenses                                               4,242      4,227      3,962
Special charges                                                     55        150       --
--------------------------------------------------------------------------------------------
  Total                                                          4,297      4,377      3,962
--------------------------------------------------------------------------------------------
Income (loss) before income taxes                                  (24)        69        173
Income tax provision (primarily noncash taxes)                       3         28         64
--------------------------------------------------------------------------------------------
Income (loss) before items below                                   (27)        41        109
Extraordinary charge on early extinguishment of debt              --           (4)      --
Cumulative effect of change in accounting for start-up costs      --           (7)      --
--------------------------------------------------------------------------------------------
  Net income (loss)                                            $   (27)   $    30    $   109
--------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                              $ (0.29)   $  0.37    $  1.01
--------------------------------------------------------------------------------------------
Dividends paid per common share                                $  0.12    $  0.12    $  0.09
--------------------------------------------------------------------------------------------


Summary results for each segment are listed below ($ in millions):

                                                             INTEGRATED STEEL            METAL FABRICATION
                                                        --------------------------    ------------------------
                                                         1998      1997      1996      1998     1997     1996
=================================================================================================================
Sales                                                   $3,684    $4,006    $3,910    $  683   $  541   $  322
Cost of products sold                                    3,308     3,445     3,417       560      456      286
Selling, general and administrative                        120       120       117        52       32       16
Results of affiliates' operations                         --        --        --           5        4     --
Net interest and other income                                1         3         4      --       --       --
Income (loss) before income taxes and special charges       11       186       125        63       51       20
Special charges                                             52       150      --           3     --       --
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Tons in thousands
  Steel shipments
    Trade                                                7,238     7,655     7,605       452      518      475
    Intersegment                                           287       285       282
  Raw steel production                                   8,136     8,904     8,784
Operating rate                                              95%      106%      105%
-----------------------------------------------------------------------------------------------------------------

                                                          CORPORATE AND OTHER
                                                        ------------------------
                                                         1998      1997     1996
==================================================================================
Sales                                                   $ --      $ --      $ --
Cost of products sold                                     --        --        --
Selling, general and administrative                         12        12        10
Results of affiliates' operations                          (54)      (45)     --
Net interest and other income                               22        39        39
Income (loss) before income taxes and special charges      (43)      (18)       28
Special charges                                           --        --        --
----------------------------------------------------------------------------------

----------------------------------------------------------------------------------
Tons in thousands
  Steel shipments
    Trade
    Intersegment
  Raw steel production
Operating rate
----------------------------------------------------------------------------------

INTEGRATED STEEL Sales in 1998 decreased due to a significant increase in unfairly traded imports that resulted in lower average steel selling prices of 3% and lower steel product shipments. In 1997, sales increased from 1996, primarily due to slightly higher average steel selling prices over the prior year and increased steel product shipments.

   Cost of products sold as a percentage of sales increased in 1998 primarily as a result of lower average selling prices and the H-4 blast furnace reline completed in June at the Company's Indiana Harbor Works. Cost of products sold as a percentage of sales decreased in 1997 from 1996 as a result of an improved mix of steel products shipped and slightly higher average selling prices.

   Raw steel production at the Company's steelmaking facilities decreased in 1998, primarily due to the H-4 blast furnace reline and reduced operating levels in the fourth quarter due to the impact of imports. The average operating rate was 95% in 1998 compared to 106% in the prior year.

   The Company follows American Iron and Steel Institute ("AISI") standards in calculating its maximum operating rate based on 95% of blast furnace capacity, which recognizes the average effect of blast furnace relines. Steel production may be supplemented with purchases of semifinished steel when demand for the Company's products exceeds production capability. LTV re-rated its AISI capacity in 1998 which resulted in a 2.3% increase in rated capacity.

   Selling, general and administrative expenses in 1998 were equal to the 1997 expenses. Selling, general and administrative expenses increased in 1997 primarily due to higher costs associated with the redesign of business processes.

   In the fourth quarter of 1998, Integrated Steel recorded special charges of $52 million that included the closure of a finishing facility at the Cleveland Works, recognition of an asset impairment of an electrogalvanizing joint venture in which LTV has a 50% interest and a salaried force reduction. In the third quarter of 1997 LTV recorded a special charge of $150 million for the closure of the Pittsburgh coke facility.

METAL FABRICATION Sales in 1998 increased primarily due to the inclusion of metal buildings sales for the full year. In 1997, sales increased from 1996, primarily due to the inclusion of $177 million of metal buildings sales since the acquisition of VP Buildings on July 2, 1997, partially offset by lower average selling prices of 1% and decreased shipments of tubular steel products.

   Cost of products sold as a percentage of sales decreased in 1998 as a result of improved margins from metal buildings sales partially offset by lower average tubular product selling prices. Cost of products sold as a percentage of sales decreased in 1997 from 1996 with the inclusion of metal buildings sales and slightly higher average tubular product selling prices.

   Selling, general and administrative expenses increased due to the inclusion of the metal buildings expenses since the acquisition of VP Buildings in July 1997.

   In the fourth quarter of 1998, a special charge of $3 million was recorded for the shutdown of a production line for electric-weld pipe.

CORPORATE AND OTHER Results of affiliates' operations includes steel-related joint ventures such as Trico Steel and CAL. In April 1997, Trico Steel, a joint venture operating a flat rolled steel minimill in which LTV has a 50% interest, commenced commercial operations. Trico Steel has experienced equipment problems that have prevented achievement of its rated capacity of 2.2 million tons. Such equipment problems continue although efforts to correct such problems are ongoing. The recent surge in steel imports has also negatively affected production levels at Trico Steel. LTV's share of Trico Steel losses was $50 million and $44 million in 1998 and 1997, respectively.

   Also included in this segment are the pre start-up costs of CAL, a direct reduced iron joint venture in which LTV has a 46.5% interest. Construction has been completed and commissioning activities are currently in progress. Full production volume of 500,000 tons will depend on market demand.

   Lower interest and other income resulted from decreased interest income on lower levels of investments and higher interest expense related to the Senior Notes and were partially offset by higher capitalized interest.

INCOME TAXES In 1998 the Company recorded $3 million of cash taxes and a full valuation allowance to offset the tax benefit from the current year loss. The 1998 cash taxes provided consist of state and federal taxes including a less than 80% owned subsidiary.

   In 1997 and 1996, the Company recorded a tax provision of $28 million and $64 million, respectively. Of these provisions, $18 million and $64 million in 1997 and 1996 did not result in cash payments because of pre-reorganization net deductible temporary differences. Under fresh-start financial statement reporting rules, tax benefits associated with pre-reorganization net deductible temporary differences and net operating loss carryforwards cannot be recognized as a reduction to the tax provision but increase additional paid-in capital. The Company's cash payments for income taxes in 1997 and 1996 were significantly less than the income tax expense amounts in the financial statement provision because of these pre-reorganization deferred tax assets. The Company's effective tax rate for financial statement reporting purposes was 40% in 1997 and 37% in 1996. Taxes payable in 1997 consist primarily of state and federal taxes including a less than 80% owned subsidiary.

   The Company's ability to reduce its future income tax payments through the use of net operating loss carryforwards could be significantly limited on an annual basis if the Company were to undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986. For the purpose of preserving LTV's ability to utilize its net operating loss carryforwards, Article Ninth of LTV's Restated Certificate of Incorporation prohibits, with certain limited exceptions, any unapproved acquisition of common stock that would cause the ownership interest percentage of the acquirer or any other person to increase to 4.5% or above.

================================================================================

LIQUIDITY AND FINANCIAL RESOURCES

The Company's sources of liquidity include cash and cash equivalents, marketable securities, cash from operations, long-term borrowings, amounts available under credit facilities and other external sources of funds.

   In 1998, total cash, cash equivalents and marketable securities decreased by $209 million to $311 million as of December 31, 1998. During 1998, cash provided by operating activities amounted to $312 million. Major uses of cash during 1998 included $362 million in capital expenditures, $80 million for investments in steel-related businesses and the repayment of the Notes due 2020.

   The Company's long-term financial obligations consist of the following (in millions):

                                        1998         1997
==========================================================
   Long-term debt
     Senior Notes due 2007            $  298       $   298
     Notes due 2020                       --            57
     Mortgage payable                      4            --
----------------------------------------------------------
     Total debt                          302           355
   Pensions                              565           548
   Other postemployment obligations    1,552         1,570
----------------------------------------------------------
     Total obligations                $2,419       $ 2,473
----------------------------------------------------------

The Company has three credit facilities with banks, a "Receivables Facility," "Inventory Facility," and a "Secured Demand Facility," which provide the Company with up to $590 million of financing resources at prevailing market rates. Substantially all of the Company's receivables and inventories are pledged as collateral under these credit facilities agreements.

   Management believes that cash provided by operations, along with its credit facilities, are sufficient to fund the current requirements of working capital, capital expenditures, investments in businesses and joint ventures and other postemployment benefits. Due to the low production levels experienced by Trico Steel, LTV and its other two partners have entered into a credit commitment to lend to Trico Steel on a junior subordinated basis up to an additional $50 million. LTV's portion of such commitment is $25 million. The $50 million commitment is in addition to a $30 million loan commitment (LTV share $15 million) made in 1998. Actual loans advanced in 1998 to Trico Steel were $24 million (LTV share $12 million) of the $30 million loan commitment.

   The Company's Inventory Facility Agreement and Senior Notes contain various covenants that require the Company to maintain certain financial ratios and amounts. These agreements place restrictions on payments of dividends, share repurchases, capital expenditures, investments in subsidiaries and borrowings. Under the terms of the most restrictive covenant, $97 million of retained earnings are available for common stock dividend payments and stock repurchases at December 31, 1998. The Company does not believe that the restrictions contained in these covenants will cause significant limitations on its financial flexibility.

   In 1998 the Company signed a new agreement with the Pension Benefit Guaranty Corporation ("PBGC"). Under the new agreement, LTV will fund its major defined benefit pension plans based on Employee Retirement Income Security Act of 1974 minimum funding standards and additional amounts as appropriate. The new agreement eliminates certain required annual fixed contributions and contributions which were based on exceeding certain cash flow levels. Upon entering into the new agreement, the Company repaid the $62 million balance of 8.5% PBGC Notes due in 2020 on December 2, 1998. LTV does not anticipate any significant pension contributions in the near term.

   Since the second quarter of 1996, the Company has paid quarterly common stock dividends of $0.03 per share.


================================================================================
CAPITAL EXPENDITURES

LTV's capital expenditures are directed toward market-driven requirements, customer service, productivity improvements, cost-reduction programs, new information technology, replacement projects and environmental requirements. Capital expenditures for the Company are as follows (in millions):

                           1998         1997         1996
==========================================================
   Integrated Steel     $   310      $   310      $    240
   Metal Fabrication         52           16             3
----------------------------------------------------------
     Total              $   362      $   326      $    243
----------------------------------------------------------


   The Integrated Steel segment has primarily invested in equipment upgrades, including the major reline of the H-4 blast furnace at the Indiana Harbor Works completed in 1998, and new technologies to keep its facilities cost competitive, improve productivity and enhance customer service.

   Construction of a new tubing manufacturing facility in Marion, Ohio was substantially completed in 1998 at a total project cost of $66 million and was the largest capital expenditure in the Metal Fabrication segment. The plant will begin commercial operations in 1999 and has an annual processing capacity of 146,000 tons. The facility will manufacture high-quality tubing for the automotive mechanical tubing market, including for the manufacture of hydroformed parts.

   The Company anticipates that total capital expenditures will approximate $300 million during 1999.

================================================================================
INVESTMENTS IN STEEL-RELATED BUSINESSES


Investments totaled $80 million in 1998, $101 million in 1997 and $79 million in 1996. The Company's strategy is to invest in growth industries and steel-related businesses that complement its core steelmaking business. Recent investments implementing this strategy resulted in acquiring interests in companies engaged in metal fabrication and in companies with technologies providing new techniques and processes in the steelmaking process and products.

   Over the past three years, LTV has invested approximately $154 million in Trico Steel, a joint venture steel minimill located in Decatur, Alabama, of which LTV owns a 50% interest. Trico Steel began commercial operations in April 1997.

   In 1996, LTV entered into a joint venture, CAL, to produce and market high purity reduced iron briquettes as a scrap steel substitute for use in electric furnace steelmaking operations. LTV invested $76 million, representing a 46.5% investment in a facility which has a designed production level of 500,000 tons per year. The plant will operate on a planned start-up curve and full year production will depend on market demand.

   The Company also has metal fabrication joint ventures which include a tailor-welded blanking operation, an automotive steel processing and blanking operation in Puebla, Mexico and international joint ventures in metal buildings operations that are located in Argentina, Brazil, Chile and Mexico.


================================================================================
COMPETITION AND PRICES

   Domestic steel producers face significant competition from foreign producers affecting both prices and volume. Based on preliminary reports by the AISI, 1998 imports of flat rolled product from all foreign countries increased 43% from 1997 levels to approximately 20 million tons, or 25% of domestic steel consumption. A significant amount of the 1998 increase occurred after July 1998. The intensity of foreign competition is substantially affected by the relative strength of foreign economies and fluctuations in the value of the U.S. dollar against foreign currencies. Decisions by some foreign producers with respect to production and sales may be influenced to a greater degree by political and economic policy considerations of their governments than by prevailing market conditions. Currency fluctuations and reduced consumption by Asian markets resulted in a significant increase in imports in 1998. On September 30, 1998, LTV along with other domestic integrated producers and the United Steelworkers of America ("USWA") filed flat rolled trade cases against dumped and subsidized imports from Japan, Russia and Brazil. In February 1999, the Department of Commerce ("DOC") issued preliminary determinations setting substantial dumping margins on hot rolled steel products from the three countries and requiring importers from these countries to file bonds to cover potential liability for the preliminary dumping margins. Preliminary countervailing duty margins were also set against Brazil. Under a "critical circumstances" finding made by the DOC, in November 1998, any liability for dumping margins for products from Japan and Russia is retroactive to mid-November 1998. Liability will ultimately depend on affirmative final determination of injury and dumping by the International Trade Commission and the DOC. Final rulings are anticipated later this year. On February 22, 1999, the DOC announced tentative agreements between the U.S. Government and the Russian Federation which, if finalized, would preclude the imposition of dumping duties in the pending trade cases against Russia, significantly reduce Russian imports of steel, impose a six month moratorium on the import of hot rolled steel and set minimum prices for imported product. The Company is opposed to the suspension agreement and will likely prosecute to conclusion the trade cases pending against Russia.

   LTV also competes with other domestic integrated producers, some of which have greater resources than the Company, and with minimills, which are relatively efficient, low-cost producers that generally produce steel from scrap in electric furnaces, have lower employment and environmental costs and generally target regional markets. Recently developed thin slab casting technologies have allowed some minimill producers to enter certain sectors of the flat rolled market that have traditionally been supplied by integrated producers, and other producers have announced their intention to do the same. Industry experts estimate that current domestic raw steel production capacity will be increased by at least 5% by the end of 2000 as new minimills now under construction engage in start-up operations or begin operation.

   Many steel products face substantial competition from manufacturers of other products, including plastics, aluminum, ceramics, glass, wood and concrete.

   LTV's Integrated Steel segment's results of operations are substantially affected by small variations in the realized prices of its steel products, which are significantly influenced by prevailing prices for steel and demand for particular products. Shipments of 7.5 million tons of Integrated Steel products resulted in sales of $3.7 billion during 1998. A 1% increase or decrease in the average realized price during 1998 would, on a proforma basis, result in an increase or decrease in pretax income of approximately $32 million. In 1998, the steel industry experienced price declines from the price levels of 1997. Price increases were obtained in 1997 from 1996 levels but average steel selling prices in 1998 were below 1996 levels. Competitive pressures, including increased domestic steelmaking capacity and rising import levels, limit the Company's ability to maintain or increase current prices.

  The Metal Fabrication segment's products are competitive with respect to market prices and have been less sensitive to pricing pressures.

================================================================================
ENVIRONMENTAL LIABILITIES AND RELATED COSTS

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

   During 1998, the Company spent approximately $24 million for environmental clean-up and related matters at operating and idled facilities, and at December 31, 1998, has a recorded liability of $136 million for known and identifiable environmental and related matters. As the Company becomes aware of additional matters or obtains more information, it may be required to record additional liabilities for environmental remediation. The Company also spent approximately $14 million in 1998 for environmental compliance-related capital expenditures and expects it will be required to spend an average of approximately $30 million annually in capital expenditures during the next five years to meet environmental standards.


================================================================================
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to market risk, including changes in interest rates and commodity prices. The Company uses futures, primarily in zinc, nickel, tin and natural gas, to manage the volatility related to certain of these exposures. Gains and losses relating to qualifying hedges are included in the basis of the underlying transactions. Sensitivity analysis of the incremental effect on annual pretax income of a hypothetical 10% decrease in commodity prices for open futures at December 31, 1998 would be $4 million. Gains and losses on futures are generally offset by price changes in the underlying contract. The sensitivity analysis does not reflect the effects of these offsets.

   The Company is also subject to interest rate risk. LTV's debt consists of $300 million, 8.2% Senior Notes. The estimated fair value of these notes at year end 1998 would be $28 million less than the recorded value based on current borrowing rates available for financings with similar terms and maturities.

   The Company has marketable securities that are classified as available for sale and are recorded at fair value which approximates cost.
   See also the Financial Instruments note in the Notes to Consolidated Financial Statements.


================================================================================
YEAR 2000 READINESS

Although LTV does not currently manufacture any products containing embedded chips or any computerized products, LTV (like most companies) has been faced with the task of addressing the Year 2000 issue, which is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs or any hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000.

   Since the commencement of its Year 2000 readiness effort in late 1996, LTV has been engaged in a company-wide effort to achieve Year 2000 readiness for both information technology (IT) and non-information technology (Non-IT) systems. The Company expects to achieve company-wide Year 2000 readiness mid 1999. LTV has formed a Steering Committee for Year 2000 issues, which meets regularly and is comprised of high-level executives and other management personnel and Year 2000 consultants. LTV is primarily using its own employees to achieve readiness in most of its manufacturing and operations systems, augmented by outside expertise related to specific systems. LTV has contracted with its principal Year 2000 outside contractor (the "Outside Contractor") to achieve Year 2000 readiness with respect to its business and related information technology infrastructure systems ("Business Systems"). In addition to the Company's Year 2000 program described above, LTV is continuing to implement a business reengineering project, which began in 1994 and which includes, among other activities, replacing certain information systems with systems that are Year 2000 ready. As a result, those systems scheduled for replacement during 1999 under the business reengineering project have been excluded from the Year 2000 readiness program and costs which are disclosed below.

   LTV's Year 2000 readiness program involves several stages, including (1) an inventory stage to locate programs and devices that may have date sensitivities,
(2) a risk assessment and prioritization stage to determine the degree of noncompliance and the potential impact on LTV's business, (3) a remediation stage for affected systems and devices, (4) a test stage to determine if the repaired program or device is ready, and (5) an implementation stage to return the program or device back into operation.

   Management believes that the Company has made, and continues to make, significant progress toward Year 2000 readiness; such progress and the appropriateness of the Company's approach have both been confirmed by a major automotive customer and an outside professional firm.

   Currently, the Company's systems are at various stages of readiness. The inventory stage has been completed for manufacturing and operations systems, which include Non-IT systems such as smart sensors, logic controllers, distributed control systems and embedded microprocessors. Remediation, testing and implemen-tation for these systems is approximately 90% complete with the remainder scheduled to be completed by the end of the first quarter of 1999. The Outside Contractor has completed remediation, testing and implementation of mission critical Business Systems.

   In the event the Company and material third parties such as critical suppliers and/or customers fail to become Year 2000 compliant, a most reasonably likely worst case scenario could result in a system failure or miscalculations causing disruptions of operations, including, among other things, production difficulties, a temporary inability to process transactions, send invoices, or engage in similar normal business activities which could result in a material adverse effect on the Company's business and results of operations.

   The Company is also in the process of developing a strategy to address the additional potential consequences that may result from unresolved Year 2000 issues, which will include the development of one or more contingency plans by mid 1999. LTV has been querying material third parties, including suppliers, utility and other resource providers and customers to assess their Year 2000 readiness efforts. Positive statements of readiness have been received from 70% of the Company's suppliers. The Company has assumed that any nonresponsive third party will be noncompliant for the purpose of risk assessment. The Company is implementing a supply chain plan for most sole source and mission critical suppliers and customers. This plan includes telephone interviews and on-site visits.

   The Company has budgeted approximately $55 million for its Year 2000 readiness efforts, with $8 million designated for remediation of manufacturing and operations systems and $47 million allocated for Business Systems. These expenses include replacing some outdated, noncompliant hardware and noncompliant software as well as identifying and remediating known Year 2000 problems. LTV expensed $8 million of Year 2000 costs in 1997 and $35 million in 1998. The funds expensed for Year 2000 are outside of the normal information technology budget. Because LTV's readiness program is not yet fully implemented and is subject to certain risks and uncertainties, including the readiness efforts of material third parties, there can be no assurance that LTV will not incur material costs beyond the anticipated costs described above.

   The cost of the Year 2000 project and the dates by which LTV believes it will be Year 2000 ready are based on management's current best estimates, which were derived based on numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. There can be no guarantee, however, that these estimates will be achieved; and actual results could differ materially from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and imbedded computer technology in a timely manner and the ability of LTV's suppliers and customers to become Year 2000 compliant in a timely manner.


================================================================================
OUTLOOK


Unprecedented levels of imports, sold at prices below cost, have weakened the Company's order entry and shipping rates and depressed selling prices to the lowest levels in ten years. Without a significant improvement in the import situation, prices will remain at depressed levels and lower order rates will curtail production levels and operating losses could occur in early 1999.

   The Company has a labor agreement with the USWA for approximately 9,500 active employees, primarily hourly workers, on terms consistent with those negotiated with other major integrated steel producers that expires August 1, 1999. A new contract could result in increased labor costs in 1999 and subsequent years over the duration of the new contract. Also, the possibility of a work stoppage exists prior to reaching a contract settlement, which could have a material adverse effect on the results of operations.

   The Metal Fabrication segment shows continued strong sales of metal buildings systems in a robust construction market, while pipe products are being negatively impacted by reduced demand in the energy market and by the import problem.

   The Corporate and Other segment will be affected by the reduced work schedule at Trico Steel as a result of lower order-entry rates, continued start-up difficulties and the start-up costs associated with CAL. The lower cash levels will generate reduced interest income compared to prior years. Trico Steel is operating at reduced levels due to the electric transformer failure that occurred in late January 1999 and is expected to continue to operate at these reduced levels into the second quarter. Trico Steel is currently investigating both the cause of the failure and the opportunities for improved operations prior to replacement of the failed transformer. Without significant improvement in the operating levels at Trico Steel, expenses will continue to exceed revenues in 1999. The depressed prices for direct reduced iron produced by CAL could also reduce the prospects for achieving profitable production levels and increase the anticipated start-up costs.

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

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31,
                                                               -----------------------------
   (IN MILLIONS, EXCEPT PER SHARE DATA)                          1998       1997       1996
============================================================================================
Sales                                                          $ 4,273    $ 4,446    $ 4,135
Costs and expenses
  Cost of products sold                                          3,773      3,801      3,596
  Depreciation and amortization                                    259        263        266
  Selling, general and administrative                              184        164        143
  Results of affiliates' operations                                 49         41       --
  Net interest and other income                                    (23)       (42)       (43)
  Special charges                                                   55        150       --
--------------------------------------------------------------------------------------------
    Total                                                        4,297      4,377      3,962
--------------------------------------------------------------------------------------------
Income (loss) before income taxes                                  (24)        69        173
Income tax provision
  Taxes payable                                                      3         10       --
  Taxes not payable in cash                                       --           18         64
--------------------------------------------------------------------------------------------
    Total                                                            3         28         64
--------------------------------------------------------------------------------------------
Income (loss) before items below                                   (27)        41        109
Extraordinary loss on early extinguishment of debt                --           (4)      --
Cumulative effect of change in accounting for start-up costs      --           (7)      --
--------------------------------------------------------------------------------------------
Net income (loss)                                              $   (27)   $    30    $   109
--------------------------------------------------------------------------------------------
Earnings (loss) per share
  Basic and diluted
    Operations                                                 $ (0.29)   $  0.37    $  1.01
    Extraordinary (loss)                                          --        (0.04)      --
    Cumulative effect of change in accounting                     --        (0.06)      --
--------------------------------------------------------------------------------------------
      Net income (loss)                                        $ (0.29)   $  0.27    $  1.01
--------------------------------------------------------------------------------------------
Net income (loss) available to common shareholders             $   (29)   $    28    $   107
--------------------------------------------------------------------------------------------
Dividends paid per common share                                $  0.12    $  0.12    $  0.09
--------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEET

                                                                                                            DECEMBER 31,
                                                                                                        ------------------
   (IN MILLIONS, EXCEPT SHARE DATA)                                                                       1998        1997
==========================================================================================================================
   Assets
   Current assets
     Cash and cash equivalents                                                                          $   101    $   160
     Marketable securities                                                                                  210        360
--------------------------------------------------------------------------------------------------------------------------
                                                                                                            311        520
     Receivables, less allowances of $17 in 1998 and $18 in 1997                                            375        470
     Inventories
       Products                                                                                             571        656
       Materials, purchased parts and supplies                                                              283        246
--------------------------------------------------------------------------------------------------------------------------
       Total inventories                                                                                    854        902
     Prepaid expenses, deposits and other                                                                    15         12
--------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                             1,555      1,904
--------------------------------------------------------------------------------------------------------------------------
   Investments in affiliates                                                                                314        312
   Other noncurrent assets                                                                                  190        169
   Property, plant and equipment
     Land and land improvements                                                                              65         68
     Buildings                                                                                              157        150
     Machinery and equipment                                                                              3,749      3,526
     Construction in progress                                                                               354        352
--------------------------------------------------------------------------------------------------------------------------
                                                                                                          4,325      4,096
     Less allowance for depreciation                                                                     (1,060)      (935)
--------------------------------------------------------------------------------------------------------------------------
         Total property, plant and equipment                                                              3,265      3,161
--------------------------------------------------------------------------------------------------------------------------
                                                                                                        $ 5,324    $ 5,546
--------------------------------------------------------------------------------------------------------------------------

                                                                                                             DECEMBER 31,
                                                                                                        ------------------
                                                                                                          1998       1997
==========================================================================================================================
Liabilities and Shareholders' Equity
Current liabilities
  Accounts payable                                                                                      $   321    $   354
  Accrued employee compensation and benefits                                                                328        365
  Other accrued liabilities                                                                                 190        219
--------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                               839        938
--------------------------------------------------------------------------------------------------------------------------
Noncurrent liabilities
  Long-term debt                                                                                            302        355
  Postemployment health care and other insurance benefits                                                 1,552      1,570
  Pension benefits                                                                                          565        548
  Other                                                                                                     438        459
--------------------------------------------------------------------------------------------------------------------------
    Total noncurrent liabilities                                                                          2,857      2,932
--------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
  Convertible preferred stock-- aggregate liquidation value $50; par value $1.00 per share                    1          1
  Common stock-- par value $0.50 per share; authorized 150 million shares; issued 105 million shares;
    100 million shares outstanding in 1998 and 1997                                                          53         53
  Additional paid-in capital                                                                              1,032      1,032
  Retained earnings                                                                                         621        661
  Treasury stock at cost (5 million shares)                                                                 (68)       (68)
  Accumulated other comprehensive loss and other                                                            (11)        (3)
--------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                                            1,628      1,676
--------------------------------------------------------------------------------------------------------------------------
                                                                                                        $ 5,324    $ 5,546
--------------------------------------------------------------------------------------------------------------------------

   See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                        -----------------------
(IN MILLIONS)                                                                           1998     1997     1996
===============================================================================================================
Operating activities
  Income (loss) before extraordinary loss and cumulative change in accounting           $ (27)   $  41    $ 109
  Adjustments to reconcile income (loss) to net cash provided by operating activities
    Noncash losses of affiliates                                                           49       41     --
    Special charges                                                                        55      150     --
    Depreciation and amortization                                                         259      263      266
    Income tax provision not payable in cash                                             --         18       64
    Defined benefit pension expense                                                         3       28       64
    Postemployment benefit payments (more) less than related expense                      (19)     (27)       5
    VEBA Trust contributions                                                              (10)     (10)     (11)
    Changes in assets, liabilities and other                                                2     (107)      (2)
---------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                           312      397      495
---------------------------------------------------------------------------------------------------------------
Investing activities
  Capital expenditures                                                                   (362)    (326)    (243)
  VP Buildings acquisition                                                               --       (188)    --
  Investments in steel-related businesses                                                 (80)    (101)     (79)
  Net sales (purchases) of marketable securities                                          150      207     (109)
  Other                                                                                    (5)      24       (6)
---------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                              (297)    (384)    (437)
---------------------------------------------------------------------------------------------------------------
Financing activities
  Net proceeds from debt offering                                                           4      290     --
  Payments on long-term debt                                                              (62)    (106)    --
  Pension funding to restored plans                                                        (2)     (61)    (205)
  Repurchases of common stock                                                            --        (68)    --
  Dividends paid and other                                                                (14)     (15)     (12)
---------------------------------------------------------------------------------------------------------------
      Net cash (used in) provided by financing activities                                 (74)      40     (217)
---------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                      (59)      53     (159)
Cash and cash equivalents at beginning of year                                            160      107      266
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                $ 101    $ 160    $ 107
---------------------------------------------------------------------------------------------------------------

   See notes to consolidated financial statements.

                  CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                                                                 YEAR ENDED DECEMBER 31, 1998
                                         -----------------------------------------------------------------------------------
                                                         COMMON STOCK
                                         CONVERTIBLE  ------------------- ADDITIONAL                     OTHER COMPRE-
                                          PREFERRED     NUMBER              PAID-IN   RETAINED   TREASURY HENSIVE INCOME
(IN MILLIONS)                               STOCK     OF SHARES   AMOUNT    CAPITAL   EARNINGS     STOCK    AND OTHER   TOTAL
=============================================================================================================================
January 1, 1996                            $     1        105    $    53   $   957   $   549    $  --      $  (185)   $ 1,375
Comprehensive income
  Net income                                  --         --         --        --         109       --         --          109
  Other comprehensive income, net of tax      --         --         --        --        --         --          174        174
                                                                                                                      -------
      Total comprehensive income                                                                                          283
Dividends paid                                --         --         --        --         (12)      --         --          (12)
Taxes not payable in cash                     --         --         --          64      --         --         --           64
-----------------------------------------------------------------------------------------------------------------------------
December 31, 1996                                1        105         53     1,021       646       --          (11)     1,710
Comprehensive income
  Net income                                  --         --         --        --          30       --         --           30
  Other comprehensive income, net of tax      --         --         --        --        --         --            6          6
                                                                                                                      -------
      Total comprehensive income                                                                                           36
Dividends paid                                --         --         --        --         (15)      --         --          (15)
Treasury stock purchases                      --           (5)      --        --        --          (68)      --          (68)
Other                                         --         --         --        --        --         --            2          2
Taxes not payable in cash                     --         --         --          11      --         --         --           11
-----------------------------------------------------------------------------------------------------------------------------
December 31, 1997                                1        100         53     1,032       661        (68)        (3)     1,676
Comprehensive loss
  Net loss                                    --         --         --        --         (27)      --         --          (27)
  Other comprehensive loss, net of tax        --         --         --        --        --         --           (8)        (8)
                                                                                                                      -------
      Total comprehensive loss                                                                                            (35)
Dividends paid                                --         --         --        --         (14)      --         --          (14)
Other                                         --         --         --        --           1       --         --            1
-----------------------------------------------------------------------------------------------------------------------------
December 31, 1998                          $     1        100    $    53   $ 1,032   $   621    $   (68)   $   (11)   $ 1,628
-----------------------------------------------------------------------------------------------------------------------------

   See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998

================================================================================
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS The LTV Corporation ("LTV" or the "Company") operates in three reportable segments: Integrated Steel, Metal Fabrication and Corporate and Other. Refer to the Segment Reporting footnote for further discussion.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include LTV and its majority-owned subsidiaries. Investments in joint ventures and companies owned 20% to 50% are accounted for by the equity method. The Company's interest in the cumulative undistributed earnings of its unconsolidated affiliates was $10 million at December 31, 1998, all of which was available for dividend or other distribution to the Company.

   Equity in earnings of raw material affiliates, recorded as a reduction of cost of products sold, was $12 million, $17 million and $16 million for 1998, 1997 and 1996, respectively. The equity in earnings of metal fabrication and steel technology affiliates is recorded in the results of affiliates' operations.

   Certain prior period amounts have been reclassified to conform with the current period presentation.

MARKETABLE SECURITIES The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. Marketable securities have been classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses included in other comprehensive income.

   Interest income, amortization of premiums and accretion of discounts to maturity, realized gains and losses and declines in value judged to be other than temporary are included in net interest and other income. The cost of securities sold is based on specific identification.

INVENTORIES Inventories are valued at the lower of cost or market, with cost determined primarily by the "last-in, first-out" ("LIFO") method for approximately 94% and 95% of the inventories at December 31, 1998 and 1997, respectively. The amount by which inventory is reduced to state inventory at LIFO value is $17 million at December 31, 1998 and $22 million at December 31, 1997. Liquidation of LIFO inventory quantities, carried at costs that prevailed in earlier years, reduced cost of products sold by $2 million, $3 million and $2 million in 1998, 1997 and 1996, respectively. The current replacement value of inventories is $845 million and $898 million at December 31, 1998 and 1997, respectively.

PROPERTY COSTS, DEPRECIATION AND AMORTIZATION Fixed assets are recorded on the cost basis and include land, buildings, machinery and equipment, and software and associated costs. Depreciation is computed principally using a modified straight-line method based upon estimated economic lives of assets and the levels of production providing depreciation within a range of 80% to 120% of the straight-line amount on individual major production facilities with decreased depreciation at lower and increased depreciation at higher operating levels. In addition, a units-of-production method is used for blast furnaces. In 1998, the modified straight-line depreciation method was less than the straight-line amount by $8 million. During 1997 and 1996, depreciation expense under this method approximated the computed straight-line amounts. The cost of buildings is depreciated over 45 years, and machinery and equipment is depreciated over an average life of approximately 17 years. Goodwill and other intangible assets are amortized on a straight-line basis over periods ranging from 5 to 35 years.

   When properties are retired or sold, their carrying value and the related allowance for depreciation are eliminated from the property and allowance for depreciation accounts, respectively. Generally, for normal retirements, gains or losses are credited or charged to allowance for depreciation accounts; for abnormal retirements, gains or losses are included in income in the year of disposal.

   The Company reviews long-lived assets used in operations and goodwill when indicators of impairment are present. Impairment losses are recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

ENVIRONMENTAL REMEDIATION LIABILITIES The Company's policy is to accrue environmental remediation liabilities when it is probable a liability exists and the costs can be reasonably estimated. The Company's estimates of these undiscounted costs are based on existing technology, current enacted laws and regulations, its current legal obligations regarding remediation and site-specific costs. The liabilities are adjusted when the effect of new facts or changes in law or technology is determinable. Insurance recoveries, if any, are recorded as a reduction of environmental costs. The Company's liability for environmental remediation, including costs related to the demolition, closure and clean-up of idled facilities, totaled $136 million and $154 million, at December 31, 1998 and 1997, respectively.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities," which requires all derivatives to be recognized as either assets or liabilities in the balance sheet and be measured at fair value. Changes in the fair value of derivatives will be recognized in net income unless specific hedge accounting criteria are met. LTV intends to adopt this statement in 2000 and it is not expected to have a material impact on the Company's financial statements.

   In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5 "Reporting on the Costs of Start-up Activities" that requires the expensing of start-up activities as incurred. In 1997, LTV recognized a cumulative effect change in accounting principle adjustment of $7 million, net of income taxes of $4 million, expensing previously deferred start-up costs. The proforma effect on 1996 would have reduced net income by $5 million ($0.04 per share).

================================================================================
UNCONSOLIDATED JOINT VENTURE

The Company has a 50% interest in an unconsolidated joint venture, Trico Steel, which is accounted for under the equity method. Commercial operations of this flat rolled minimill located in Decatur, Alabama began in April 1997. LTV and its other two partners have entered into a credit commitment to lend to Trico Steel on a junior subordinated basis up to an additional $50 million. LTV's portion of such commitment is $25 million. The following is a summary of the financial information related to Trico Steel (in millions):

                                     1998     1997
==================================================
Results of operations
  Net sales                         $ 258    $  98
  Costs and expenses                  330      167
  Depreciation and amortization        28       18
  Cumulative effect of change in
    accounting for start-up costs    --         15
--------------------------------------------------
    Pretax loss                     $(100)   $(102)
==================================================
Financial position at December 31
  Current assets                    $  54    $  76
  Noncurrent assets                   531      526
  Current liabilities                 (27)     (38)
  Noncurrent liabilities             (296)    (273)
--------------------------------------------------
  Net assets                        $ 262    $ 291
==================================================
Capital expenditures                $  33    $  86
==================================================

================================================================================
OTHER LIABILITIES

Current accrued employee compensation and benefits included the following at December 31 (in millions):

                                 1998   1997
============================================
Pension benefits                 $ 20   $ 17
Postemployment health care and
  other insurance benefits        124    129
Accrued wages and
  compensated absences             80     82
Other                             104    137
--------------------------------------------
                                 $328   $365
============================================


Current other accrued liabilities included the following at December 31 (in millions):

                                          1998   1997
=====================================================
Accrued taxes other than income           $ 92   $ 96
Accrued income taxes                        11     15
Environmental and plant rationalization     36     53
Other                                       51     55
-----------------------------------------------------
                                          $190   $219
=====================================================


Noncurrent other liabilities included the following at December 31 (in millions):

                                       1998   1997
==================================================
Benefits under the Coal Industry
  Retiree Health Benefit Act of 1992   $128   $135
Other employee benefits                 108    119
Environmental and
  plant rationalization                 149    159
Other                                    53     46
--------------------------------------------------
                                       $438   $459
==================================================

================================================================================
DEBT AND CREDIT FACILITIES

Long-term debt consisted of the following at December 31 (in millions):

                          1998   1997
=====================================
Senior Notes due 2007     $298   $298
Notes due December 2020    --      57
Mortgage payable             4    --
-------------------------------------
                          $302   $355
=====================================

The Company has no required long-term debt maturities occurring within the next five years.

   In September 1997, LTV issued $298 million Senior Notes ($300 million face value) due September 2007 at 8.2% interest payable semiannually and guaranteed by LTV's wholly owned subsidiary, LTV Steel Company, Inc. The unamortized original issue discount results in an effective interest rate of 8.25%. The notes are redeemable at the option of the Company in whole or in part, at any time after September 2002. At any time prior to September 2000, the Company may redeem in the aggregate up to 35% of the original principal amount with proceeds from any public equity offerings. Proceeds of the offering were used in 1997 to finance the acquisition of VP Buildings, Inc. ("VP Buildings") and to redeem $100 million principal amount of Senior Secured Convertible Notes due June 2003 at a premium that resulted in an extraordinary charge of $4 million, net of taxes of $2 million.

   The 8.5% Notes due December 2020 payable to the Pension Benefit Guaranty Corporation ("PBGC") with a balance of $62 million were repaid in December 1998.

   The Company has three credit facilities with banks (the "Receivables Facility" expiring in 2003, the "Inventory Facility" expiring in 2003 and a "Secured Demand Facility" expiring in March 1999) that provide the Company with up to $590 million of financing resources at prevailing market rates. Substantially all of the Company's receivables and inventories are pledged as collateral under these credit facilities agreements.

   The Receivables Facility permits borrowings of up to $320 million for working capital requirements and general corporate purposes, $100 million of which may be used to issue letters of credit. At December 31, 1998, $218 million was permitted to be borrowed; however, no borrowings were outstanding and letters of credit outstanding amounted to $17 million under this facility. The borrower under the Receivables Facility is LTV Sales Finance Company, a structured finance special purpose entity wholly owned by LTV, which on a daily basis purchases and pledges essentially all of the receivables generated by LTV. The creditors of LTV Sales Finance Company have a claim on the assets of that company prior to those assets becoming available to other creditors of LTV or its affiliates.

   LTV Steel Company, Inc. effective as of March 1, 1998, entered into a $250 million five-year Inventory Facility. The Inventory Facility, secured by essentially all of LTV Steel's inventory through a special purpose entity, permits borrowings of up to $250 million for working capital and general corporate purposes, $150 million of which may be used to issue letters of credit. Interest will accrue at the Company's option of either the lender bank's base rate or 1% above LIBOR rates. At December 31, 1998, there were no outstanding borrowings against the Inventory Facility; and letters of credit totaling $68 million were outstanding under this facility. The borrower under the Inventory Facility is LTV Steel Products, LLC, a consolidated structured finance special purpose entity wholly owned by LTV Steel, which purchases and pledges essentially all of the inventory produced by LTV Steel. The creditors of LTV Steel Products, LLC, have a claim on the assets of that company prior to those assets becoming available to other creditors of LTV or its affiliates.

   The Company's wholly owned subsidiary, VP Buildings, has a Secured Demand Facility that expires in March 1999 and is secured by the accounts receivable of VP Buildings. The facility permits borrowings of up to $20 million for working capital and general corporate purposes and for letters of credit. At December 31, 1998, $20 million was permitted to be borrowed; no letters of credit or borrowings were outstanding under this facility.

   The Senior Notes contain various covenants that require the Company to maintain certain financial ratios and amounts, place certain restrictions on payments of dividends, stock repurchases, capital expenditures, investments in subsidiaries and borrowings. Under the terms of the most restrictive covenant, $97 million of retained earnings are available for common stock dividend payments and stock repurchases at December 31, 1998.

================================================================================
OPERATING LEASES

The Company leases certain manufacturing facilities and equipment, office space and computer equipment under cancelable and noncancelable leases that expire at various dates. Rental expense on operating leases was $79 million, $71 million and $62 million in 1998, 1997 and 1996, respectively. Minimum future operating lease obligations in effect at December 31, 1998 are as follows (in millions):

==========================================================
   1999                                            $    43
   2000                                                 27
   2001                                                 22
   2002                                                 14
   2003                                                 13
   Later years                                          71
----------------------------------------------------------
   Total obligations                               $   190
==========================================================

================================================================================
PENSIONS AND POSTEMPLOYMENT HEALTH CARE AND OTHER INSURANCE BENEFITS

The Company's pension plans provide current benefits for most employees through defined contribution plans with benefits based on age and compensation levels whose costs are accrued and funded on a current basis. The Company also has defined benefit plans, the benefits of which are primarily for past service only, based on years of service and on average compensation for certain years. The majority of these defined benefit plans are subject to Employee Retirement Income Security Act of 1974 funding standards.

   The Company provides other postemployment benefits ("OPEB") primarily for health care, life insurance and other insurance benefits for substantially all active, inactive and retired employees. The health care plans are contributory and contain other cost-sharing features such as deductibles, lifetime maximums and copayment requirements.

   As part of the 1994 United Steelworkers of America ("USWA") labor agreement, the Company is required to contribute to a Voluntary Employee Beneficiary Association ("VEBA") Trust to prefund postemployment health care and other insurance benefits for covered employees and retirees in addition to making cash payments for such benefits on a current basis. The Company is required to contribute to the VEBA Trust a minimum of $5 million annually ($10 million in years when common stock dividends are declared) and additional amounts based on defined cash flow as set forth in the labor agreement. The required contribution for 1998 was $10 million.

   The components of pensions and other postemployment benefit obligations and related assets are as follows (in millions):

                                                                    PENSION BENEFITS            OPEB
                                                                   -------------------   -------------------
                                                                     1998       1997       1998       1997
============================================================================================================
Change in benefit obligation
Benefit obligation at beginning of year                             $ 3,327    $ 3,395    $ 1,520    $ 1,687
Service cost                                                              2          1         13         14
Interest cost                                                           228        237        102        106
Actuarial (gains) losses                                                108        (10)        (1)      (163)
Shutdowns/acquisitions                                                   18         41          7          5
Benefits paid                                                          (329)      (337)      (115)      (129)
------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                   $ 3,354    $ 3,327    $ 1,526    $ 1,520
------------------------------------------------------------------------------------------------------------


============================================================================================================
Change in plan assets
Fair value of plan assets at beginning of year                      $ 3,080    $ 2,836    $    62    $    36
Actual return on plan assets                                            349        503         36         11
Shutdowns/acquisitions                                                 --           10       --         --
Company contributions                                                     9         68         10         17
Benefits paid                                                          (329)      (337)        (5)        (2)
------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                            $ 3,109    $ 3,080    $   103    $    62
------------------------------------------------------------------------------------------------------------
Funded status of the plan (underfunded)                             $  (245)   $  (247)   $(1,423)   $(1,458)
Unrecognized net actuarial gains                                       (394)      (402)      (254)      (241)
Unrecognized prior service cost                                          98        119          1       --
------------------------------------------------------------------------------------------------------------
Accrued benefit cost                                                $  (541)   $  (530)   $(1,676)   $(1,699)
------------------------------------------------------------------------------------------------------------

Pension plan assets consist substantially of equity securities listed on national exchanges, fixed income securities and cash equivalents. VEBA assets for OPEB obligations are invested primarily in equity securities listed on national exchanges.

                                                                    PENSION BENEFITS            OPEB
                                                                   -------------------   -------------------
Amounts recognized in the balance sheet consist of (in millions):    1998       1997       1998       1997
============================================================================================================
Prepaid benefit cost                                                $    22    $    21    $  --      $  --
Accrued benefit liability                                              (585)      (565)    (1,676)    (1,699)
Intangible asset                                                          1          1       --         --
Accumulated other comprehensive income                                   11          3       --         --
------------------------------------------------------------------------------------------------------------
Net amount recognized                                                  (551)      (540)   $(1,676)   $(1,699)
                                                                                         -------------------
Defined contribution plans                                               10         10
---------------------------------------------------------------------------------------
Total                                                               $  (541)   $  (530)
---------------------------------------------------------------------------------------

   Amounts applicable to the Company's underfunded pension plans at December 31 are as follows (in millions):

                                                          1998     1997
========================================================================
Projected benefit obligation                             $3,066   $3,056
Accumulated benefit obligation                            3,049    3,039
Fair value of plan assets                                 2,773    2,778
Amounts recognized as accrued benefit liabilities           575      555
Amounts recognized as intangible asset                        1        1
Amounts recognized as accumulated comprehensive income       11        3
------------------------------------------------------------------------

                                                      PENSION BENEFITS                    OPEB
                                                 -------------------------     --------------------------
                                                  1998      1997      1996      1998      1997      1996
==========================================================================================================
Weighted-average assumptions as of December 31
Discount rate                                     6.75%     7.25%     7.50%     6.75%     7.25%     7.50%
Expected return on plan assets                    9.00%     9.00%     9.00%     9.00%     9.00%     9.00%
Projected health care cost trend rate                                           6.20%     6.70%     7.50%
Ultimate trend rate                                                             4.25%     4.50%     4.50%
Year ultimate trend rate is achieved                                            2003      2003      2003
---------------------------------------------------------------------------------------------------------

==========================================================================================================
Components of net periodic benefit cost
Service cost                                     $   2     $   1     $   6     $  13     $  14     $  18
Interest cost                                      228       237       247       101       105       120
Expected return on plan assets                    (240)     (223)     (209)       (5)       (4)       (3)
Amortization of prior service cost                  17        18        18      --        --        --
Recognized net actuarial loss (gain)                (4)       (5)        2       (14)      (13)        1
---------------------------------------------------------------------------------------------------------
Benefit cost                                         3        28        64        95       102       136
Defined contribution plans                          48        49        48
--------------------------------------------------------------------------
Total included in operations                        51        77       112
Curtailment cost included in special charges        19        16      --           7         5      --
---------------------------------------------------------------------------------------------------------
                                                 $  70     $  93     $ 112     $ 102     $ 107     $ 136
---------------------------------------------------------------------------------------------------------

During 1998 and 1997, the Company's actuary computed the benefit obligations for both the pension plans and other postemployment benefit obligations using refined assumptions with more recent experience data. This computation reduced 1998 and 1997 expense by approximately $1 million and $17 million, respectively for pension plans and approximately $13 million and $34 million, respectively for other postemployment benefit obligations.

   The following shows the 1998 effect of a 1% increase or decrease in the weighted-average health care cost trend rate (in millions):

                                                            1-PERCENTAGE-     1-PERCENTAGE-
                                                           POINT INCREASE     POINT DECREASE
==============================================================================================
Effect on total of service and interest cost components   $             12   $            (11)
Effect on postretirement benefit obligation               $            142   $           (121)
---------------------------------------------------------------------------------------------

================================================================================
TAXES

The provision for income taxes is as follows (in millions):

                             1998    1997   1996
================================================
Current:
  Federal                    $ (1)   $  7   $--
  State                         4       3    --
Amount not payable in cash    --       18     64
------------------------------------------------
  Tax provision              $  3    $ 28   $ 64
------------------------------------------------

In 1998 the Company recorded $3 million of cash taxes and a full valuation allowance to offset the tax benefit from the current year loss.

   In 1997 and 1996, the Company recorded a tax provision of $28 million and $64 million, respectively. Of these provisions, $18 million and $64 million did not result in cash payments because of pre-reorganization net deductible temporary differences. The Company's effective tax rate for financial statement reporting purposes was 40% in 1997 and 37% in 1996. Taxes payable in 1997 consist primarily of state and federal taxes including a less than 80% owned subsidiary.

   The Company reports federal income tax expense before consideration of pre-reorganization net deferred tax assets totaling $1.3 billion at December 31, 1998. The Company's actual income tax cash payments were significantly less than the total financial statement expense amounts as the tax provision required by fresh-start financial statement reporting was in excess of the Company's actual tax payments. As LTV realizes the benefits of reduced cash tax payments from pre-reorganization net deferred tax assets, such benefits increase additional paid-in capital and are represented by the "Amount not payable in cash" in the above table.

   The income tax effects of the factors accounting for the differences between federal income tax computed at the statutory rate and the recorded provision are as follows (in millions):

                                             1998    1997    1996
=================================================================
Tax provision (benefit) at statutory rates   $ (8)   $ 24    $ 61
Increases (decreases) resulting from:
  Valuation allowance                          14     --      --
  Percentage depletion deduction               (4)     (7)     (5)
  Federal alternative minimum tax              (1)      7     --
  State taxes                                   2       5       8
  Other                                       --       (1)    --
-----------------------------------------------------------------
    Tax provision                            $  3    $ 28    $ 64
-----------------------------------------------------------------


Significant components of the Company's deferred tax assets and liabilities are as follows at December 31 (in millions):

                                                          1998        1997
============================================================================
Deferred tax assets:
  Postemployment health care liability                  $    669    $    678
  Net operating loss carryforwards                           945         880
  Pension liability                                          228         218
  Other employee benefits liability                          142         159
  Plant rationalization and environmental liabilities         91         104
  Safe harbor tax leases                                      96         107
  Other                                                      129         129
----------------------------------------------------------------------------
    Subtotal                                               2,300       2,275
Deferred tax liabilities:
  Tax over book depreciation                                (827)       (833)
  Inventory and other                                       (123)       (117)
----------------------------------------------------------------------------
    Subtotal                                                (950)       (950)
Valuation allowance                                       (1,350)     (1,325)
----------------------------------------------------------------------------
    Total deferred taxes--net                           $   --      $   --
----------------------------------------------------------------------------

The evaluation of the realizability of the Company's net deferred tax assets in future periods is made based upon historical and projected operating performance and other factors for generating future taxable income, such as intent and ability to sell assets. At this time, the Company has established a valuation reserve for all of its net deferred tax assets.

   For income tax reporting purposes, LTV has a regular tax net operating loss carryforward of $2.7 billion and a federal alternative minimum tax net operating loss carryforward of $1.5 billion that are not restricted as to use and will expire in the years 2000 through 2018. The Company's ability to reduce future income tax payments through the use of net operating loss carryforwards could be significantly limited on an annual basis if the Company were to undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986.

   Alternative minimum taxes paid through 1998 of approximately $46 million are available as a credit carryforward, and the period is not limited. Investment tax credit carryforwards of approximately $8 million at December 31, 1998 are recognized using the "flow through" method and expire in 1999 through 2003.


================================================================================
SHAREHOLDERS' EQUITY

LTV has authorized for issuance 20 million shares of preferred stock with a $1.00 par value. At December 31, 1998, the Company has 500,000 outstanding shares of Series B Convertible Preferred Stock ("Series B"). This issue has a stated liquidation preference value of $50 million, is senior to all common stock and has weighted voting rights equal to that number of shares of common stock into which it can be converted. Dividends on the Series B are payable quarterly in either cash or common stock, at the election of LTV, at the rate of 4.5% per annum on the stated value. Holders of the Series B have the right to convert the stated value of their shares, in whole or in part, into common stock at a conversion price of $17.09 per share (potentially 2.9 million shares). LTV has the right to redeem the Series B for $51 million at December 31, 1998, declining to $50 million at June 28, 2000.

   In 1997, the Company completed a stock repurchase program by purchasing 5.5 million shares in the open market for $68 million and by redeeming the $100 million Senior Secured Convertible Notes, which eliminated an additional 5.1 million of potentially dilutive shares.

   The Company has a nonleveraged Employee Stock Ownership Plan ("ESOP") for employees covered by the USWA labor agreement that effectively holds 3.2 million shares of the Company's common stock at December 31, 1998.

   The Company has common stock reserved for potential future issuance in accordance with an agreement with the U.S. Environmental Protection Agency ("EPA") that certain (if any) future environmental claims can be settled in cash or common stock.

   The Company has also reserved for future issuance 9.7 million shares of LTV common stock under incentive programs authorizing the granting of stock options and restricted stock awards to directors, officers and other key employees. The stock incentive programs are designed to encourage a personal investment in LTV common stock from participating individuals. The options to purchase common stock are primarily outstanding for terms of ten years from date of grant and are granted at prices not lower than market price at date of grant. The market value of restricted stock awarded has been recorded as unearned compensation and is included in "Other" in shareholders' equity. Unearned compensation is primarily being amortized to expense over a five-year vesting period. Transactions under these programs are summarized as follows:

                                                            1998                      1997                       1996
                                                  ------------------------   -----------------------    -------------------------
                                                  Shares        Price        Shares        Price        Shares        Price
=================================================================================================================================
   Stock options (shares in thousands):
     Options outstanding at beginning of year     3,354    $11.19 - $19.33    1,691    $12.21 -$19.33    1,420    $14.17 - $19.33
     Granted                                      1,182      5.56 -  13.38    1,828     11.19 - 14.38      322     12.21 -  14.31
     Exercised                                       --        -- -     --       --        -- -    --       --        -- -     --
     Canceled                                      (174)    11.94 -  19.33     (165)    12.21 - 19.33      (51)    14.78 -  19.33
---------------------------------------------------------------------------------------------------------------------------------
     Options outstanding at end of year           4,362    $ 5.56 - $19.33    3,354    $11.19 -$19.33    1,691    $12.21 - $19.33
---------------------------------------------------------------------------------------------------------------------------------
     Options exercisable at end of year           1,725    $12.21 - $19.33    1,295    $12.21 -$19.33    1,093    $14.74 - $19.33
---------------------------------------------------------------------------------------------------------------------------------

   Restricted stock (shares in thousands):
     Shares outstanding at beginning of year        185    $ 9.88 - $18.88      184    $14.00 -$18.88      186    $14.00 - $18.88
     Granted                                         41      5.25 -  13.13        6      9.88 - 14.25        2       --  -  14.13
     Unrestricted                                    (5)    12.68 -  18.88       (1)       -- - 18.88       (4)      --  -  18.88
     Canceled                                        (3)     9.88 -  18.88       (4)       -- - 18.88       --       --  -     --
---------------------------------------------------------------------------------------------------------------------------------
     Shares outstanding at end of year              218    $ 5.25 - $18.88      185    $14.00 -$18.88      184    $14.00 - $18.88
---------------------------------------------------------------------------------------------------------------------------------

In 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," which permits companies to recognize expense for stock-based awards based on their fair value on the date of grant or to continue to follow Accounting Principles Board ("APB") Opinion No. 25 with proforma disclosures. The Company continues recognition of stock option programs in accordance with APB Opinion No. 25. As required by Statement No. 123, the Company has determined the proforma information under the fair value method using the Black-Scholes option pricing module with the following weighted-average assumptions used in 1998, 1997 and 1996: risk-free rate of return of 5.8%; dividend yield of 1%; volatility of 28%; and 7 years as the expected life for all years presented. The proforma effect of these options would increase the loss by $3 million ($0.03 per share) in 1998, decrease net income by $3 million ($0.02 per share) in 1997 and have no effect in 1996.



================================================================================
COMPREHENSIVE INCOME


The following table reflects the accumulated balances of other comprehensive income (in millions):

                                     GAINS                             ACCUMULATED
                                  (LOSSES) ON         MINIMUM             OTHER
                                   MARKETABLE         PENSION          COMPREHENSIVE
                                  SECURITIES         LIABILITY         INCOME (LOSS)
=====================================================================================
Balance at January 1, 1996     $             2    $          (185)   $          (183)
1996 change                                 (2)               176                174
------------------------------------------------------------------------------------
Balance at December 31, 1996              --                   (9)                (9)
1997 change                               --                    6                  6
------------------------------------------------------------------------------------
Balance at December 31, 1997              --                   (3)                (3)
1998 change                               --                   (8)                (8)
------------------------------------------------------------------------------------
Balance at December 31, 1998   $          --      $           (11)   $           (11)
------------------------------------------------------------------------------------


================================================================================
EARNINGS PER SHARE


Basic earnings per share calculations for the years ended December 31, 1998, 1997 and 1996 are based on the weighted-average common shares outstanding of 100 million, 103 million and 105 million, respectively.

   Diluted earnings per share calculations for the years ended December 31, 1998, 1997 and 1996 are based on the weighted-average common shares outstanding of 100 million, 104 million and 108 million, respectively. Diluted shares were determined by increasing basic shares outstanding to reflect common stock equivalents and in 1996 the stock issuable upon conversion of the convertible notes and preferred shares. The preferred shares were antidilutive in 1998 and 1997.

================================================================================
COMMITMENTS AND CONTINGENCIES

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

   The Company has a labor agreement that expires August 1, 1999 with the USWA covering approximately 9,500 active hourly workers. A significant amount of the Company's sales are to the transportation market and several of the Company's domestic automobile customers also have labor contracts that expire during 1999.

   The Company has commitments to purchase approximately $230 million of its coke and coal requirements for each of the years 1999 and 2000.


================================================================================
FINANCIAL INSTRUMENTS

Cash equivalents are investments in highly liquid, low-risk money market funds and commercial paper with maturities of three months or less and are classified as held-to-maturity. The carrying amount of these assets approximates fair value. The Company carries marketable securities at fair value. The estimated fair value of the Company's long-term debt at December 31, 1998 would be $28 million less than the recorded value based on current market interest rates available for financings with similar terms and maturities.

   The Company has entered into futures contracts to reduce its exposure to fluctuations in costs caused by the price volatility of certain metal commodities and natural gas supplies. The Company does not engage in speculation and the results of these hedging transactions become part of the cost of the commodity or supply being hedged. At December 31, 1998 and 1997, the notional value of these contracts totaled $233 million and $6 million, respectively. The contracts extend for periods of up to five years. At December 31, 1998 and 1997, the fair value of the contracts, which is based on quoted market prices, approximated the carrying value of zero.

   Outstanding letters of credit totaled $86 million and $101 million at December 31, 1998 and 1997, respectively. The letters of credit guarantee performance to third parties of various trade activities and tax benefit transfer agreements. The Company does not believe it is practicable to estimate the fair value of the guarantees and does not believe exposure to loss is likely.

   The cost of marketable securities approximated fair value at December 31, 1998 and 1997. The cost and fair value of marketable securities by contractual maturity at December 31, 1998 are as follows (in millions):

==========================================================
   Due in one year or less                         $    53
   Due after one year through two years                 61
   Due after two years                                  96
----------------------------------------------------------
                                                   $   210
----------------------------------------------------------

================================================================================
VP BUILDINGS ACQUISITION

On July 2, 1997, the Company, through its new wholly owned subsidiary VP Buildings, purchased substantially all of the assets and certain liabilities of Varco-Pruden Building Products Division of United Dominion Industries, Inc. for cash of approximately $188 million. This transaction was accounted for under the purchase method of accounting; and accordingly, the results of operations of the acquired company are included in the consolidated financial statements from the date of acquisition.

The unaudited proforma financial information for the Company is presented as if the acquisition of VP Buildings had occurred on January 1, 1996. The proforma results for 1997 and 1996, respectively (in millions except per share data) are: net sales $4,590 and $4,440, income before extraordinary charges $44 and $124, net income $33 and $124 and diluted earnings per share $0.30 and $1.14. These proforma results have been prepared for comparative purposes only and are not necessarily representative of the results of operations that would have resulted if the acquisition occurred at the beginning of the year or that may result in the future.


================================================================================
SPECIAL CHARGES

In the fourth quarter of 1998, the Company recorded $55 million of special charges for the closure of cold roll finishing operations in the Number 2 finishing department at the Cleveland Works, recognition of an asset impairment of an electrogalvanizing joint venture, the shutdown of an electric-weld pipe line and salaried force reduction. The charges include $38 million of employee costs covering approximately 460 hourly and salaried employees, $15 million for the impairment of the joint venture and $2 million for other costs. The impairment is due to a change in the utilization of the joint venture facility. The amount of the asset impairment was determined based on a third party valuation. There have been no cash expenditures in 1998.

   In the third quarter of 1997, LTV recorded a special charge of $150 million for the closure of the Pittsburgh coke plant. On February 28, 1998, the Company ceased operations and began the closure process. The special charge included $51 million for facilities write-down, $34 million for employee costs and $65 million for demolition, environmental matters and other costs. Through December 31, 1998, spending of $28 million has been charged against this reserve.

   Retirement related costs have been recorded as plan curtailments.

================================================================================
OTHER FINANCIAL DATA

Net interest and other income included the following (in millions):

                            1998    1997    1996
================================================
Interest and other income   $ 26    $ 45    $ 44
Interest expense              (3)     (3)     (1)
------------------------------------------------
  Total                     $ 23    $ 42    $ 43
------------------------------------------------

The Company has incurred research and development expense of $14 million in 1998 and 1997 and $15 million in 1996. Supplemental cash flow information is presented as follows (in millions):

                                                                       1998        1997         1996
=====================================================================================================
Changes in assets and liabilities which provided (used) net cash:
    Receivables                                                     $     96    $    (26)   $     (7)
    Inventories                                                           47         (89)        (60)
    Other assets                                                          (6)         34          13
    Accounts payable                                                     (33)        (19)         96
    Other liabilities                                                   (103)         (6)        (31)
    Other                                                                  1          (1)        (13)
-----------------------------------------------------------------------------------------------------
      Total                                                         $      2    $   (107)   $     (2)
-----------------------------------------------------------------------------------------------------
Interest payments                                                   $     27    $     11    $     13
Income tax payments                                                        7           8           2
Capitalized interest                                                      31          19          15
Purchases of marketable securities                                     2,258      10,443       4,684
Sales of marketable securities                                         2,408      10,650       4,575
-----------------------------------------------------------------------------------------------------

================================================================================
SEGMENT REPORTING

The Company operates in three reportable segments consisting of Integrated Steel, Metal Fabrication and Corporate and Other. Integrated Steel manufactures and sells a diversified line of carbon steel products consisting of hot rolled and cold rolled sheet, galvanized and tin mill products for the domestic transportation, appliance, container and electrical equipment markets. Metal Fabrication produces pipe, conduit and tubular products for use in transportation, agriculture, oil and gas and construction industries. The segment also engineers and manufactures pre-engineered, low-rise steel building systems for manufacturing, warehousing and commercial applications. Corporate and Other consists of steel-related joint ventures, primarily Trico Steel and CAL which are accounted for using the equity method and corporate investments and related income and expense.

   LTV's reportable segments are strategic business units grouped by similar products, technologies and manufacturing processes. Segments are managed separately because each serves a different market and group of customers. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Segment performance is measured on pretax profit or loss from operations before special items. Integrated Steel accounts for intersegment sales at current market prices as if transactions had taken place with third parties.

   The Company's sales to the transportation market approximated 30% of sales in each of the last three years. The Company also sells to the steel service center and converter markets that, in turn, sell to the transportation and other industries. Management does not believe significant credit risk exists at December 31, 1998. Sales for the years 1998, 1997 and 1996 to the Company's largest customer, General Motors Corporation, represented approximately 9%, 11% and 11%, respectively, of total sales.

                                                                                  YEAR ENDED DECEMBER 31, 1998
                                                                ----------------------------------------------------------------
                                                                 INTEGRATED           METAL          CORPORATE
   (IN MILLIONS)                                                     STEEL         FABRICATION        & OTHER            TOTAL
================================================================================================================================
Trade sales                                                     $       3,590    $         683    $        --      $       4,273
Intersegment sales                                                         94             --               --                 94
--------------------------------------------------------------------------------------------------------------------------------
Interest and other income                                                   3             --                 23               26
Net interest expense                                                       (2)            --                 (1)              (3)
Results of affiliates' operations                                        --                  5              (54)             (49)
Segment income (loss) before income taxes and special charges              11               63              (43)              31
Special charges                                                           (52)              (3)            --                (55)
Segment assets                                                          4,378              466            1,961            6,805
Capital expenditures                                                      310               52             --                362
Depreciation and amortization                                             247               12             --                259
Investments in equity affiliates                                           67               21              226              314
Assets
    Total assets for reportable segments                                                                           $       6,805
    Intersegment eliminations                                                                                             (1,481)
--------------------------------------------------------------------------------------------------------------------------------
      Consolidated total                                                                                           $       5,324
--------------------------------------------------------------------------------------------------------------------------------

                                                                                 YEAR ENDED DECEMBER 31, 1997
                                                               ---------------------------------------------------------------
                                                                 INTEGRATED         METAL          CORPORATE
(IN MILLIONS)                                                       STEEL        FABRICATION        & OTHER          TOTAL
==============================================================================================================================
Trade sales                                                    $       3,905    $         541   $        --      $       4,446
Intersegment sales                                                       101             --              --                101
------------------------------------------------------------------------------------------------------------------------------
Interest and other income                                                  3             --                42               45
Net interest expense                                                    --               --                (3)              (3)
Results of affiliates' operations                                       --                  4             (45)             (41)
Segment income (loss) before income taxes and special charge             186               51             (18)             219
Special charge                                                          (150)            --              --               (150)
Segment assets                                                         4,590              399           1,958            6,947
Capital expenditures                                                     310               16            --                326
Depreciation and amortization                                            255                8            --                263
Investments in equity affiliates                                          84               21             207              312
Assets
    Total assets for reportable segments                                                                         $       6,947
    Intersegment eliminations                                                                                           (1,401)
------------------------------------------------------------------------------------------------------------------------------
      Consolidated total                                                                                         $       5,546
------------------------------------------------------------------------------------------------------------------------------

                                                                               YEAR ENDED DECEMBER 31, 1996
                                                               ---------------------------------------------------------------
                                                                 INTEGRATED       METAL           CORPORATE
                                                                   STEEL        FABRICATION        & OTHER          TOTAL
==============================================================================================================================
Trade sales                                                    $       3,813    $         322   $        --      $       4,135
Intersegment sales                                                        97             --              --                 97
------------------------------------------------------------------------------------------------------------------------------
Interest and other income                                                  4             --                40               44
Net interest expense                                                    --               --                (1)              (1)
Results of affiliates' operations                                       --               --              --               --
Segment income (loss) before income taxes                                125               20              28              173
Segment assets                                                         4,621               79           1,718            6,418
Capital expenditures                                                     240                3            --                243
Depreciation and amortization                                            263                3            --                266
Investments in equity affiliates                                          87             --               169              256
Assets
    Total assets for reportable segments                                                                         $       6,418
    Intersegment eliminations                                                                                           (1,008)
------------------------------------------------------------------------------------------------------------------------------
      Consolidated total                                                                                         $       5,410
------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL GUARANTOR INFORMATION

LTV's wholly owned subsidiary, LTV Steel Company, Inc., has fully and unconditionally guaranteed the Company's obligation to pay principal, premium, if any, and interest with respect to the Senior Notes.

   The following supplemental condensed consolidating financial statements of The LTV Corporation present (in millions): balance sheets as of December 31, 1998 and 1997; statements of operations and cash flows for the years ended December 31, 1998, 1997 and 1996. The LTV Corporation (Parent), LTV Steel Company, Inc. (Guarantor) and the combined Non-Guarantor Subsidiaries' investments in subsidiaries are accounted for using the equity method. Necessary elimination entries have been made to consolidate the Parent and all of its subsidiaries. Management does not believe that separate financial statements of the Guarantor are material to investors. Therefore, separate financial statements and other disclosures concerning the Guarantor are not presented.


================================================================================
CONDENSED CONSOLIDATING BALANCE SHEETS

                                                                                  DECEMBER 31, 1998
                                                          ------------------------------------------------------------------
                                                                                    NON-GUARANTOR
   (IN MILLIONS)                                            PARENT      GUARANTOR   SUBSIDIARIES  ELIMINATIONS   CONSOLIDATED
=============================================================================================================================
Cash, cash equivalents and marketable securities          $      276   $      (22)   $       57    $     --      $      311
Receivables                                                        3         --             372          --             375
Notes receivable/(payable)                                      --            887          (887)         --            --
Inventories                                                     --           --             854          --             854
Other current assets                                               3            8             4          --              15
----------------------------------------------------------------------------------------------------------------------------
    Total current assets                                         282          873           400          --           1,555
Intercompany, net                                                282          126          (408)         --            --
Investments and other noncurrent assets                        1,405          215           446        (1,562)          504
Property, plant and equipment, net                              --          3,038           227          --           3,265
----------------------------------------------------------------------------------------------------------------------------
    Total assets                                          $    1,969   $    4,252    $      665    $   (1,562)   $    5,324
----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                 $       25   $      700    $      114    $     --      $      839
Long-term debt                                                   298         --               4          --             302
Postemployment health care and other insurance benefits         --          1,432           120          --           1,552
Pension benefits                                                --            560             5          --             565
Other                                                             18          400            20          --             438
Shareholders' equity                                           1,628        1,160           402        (1,562)        1,628
----------------------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity            $    1,969   $    4,252    $      665    $   (1,562)   $    5,324
----------------------------------------------------------------------------------------------------------------------------

                                                                                 DECEMBER 31, 1997
                                                          ------------------------------------------------------------------
                                                                                   NON-GUARANTOR
                                                             PARENT     GUARANTOR   SUBSIDIARIES  ELIMINATIONS  CONSOLIDATED
============================================================================================================================
Cash, cash equivalents and marketable securities          $      467   $      (15)   $       68    $     --      $      520
Receivables                                                        4         --             466          --             470
Notes receivable/(payable)                                      --            303          (303)         --            --
Inventories                                                     --            859            43          --             902
Other current assets                                               4            7             1          --              12
----------------------------------------------------------------------------------------------------------------------------
    Total current assets                                         475        1,154           275          --           1,904
Intercompany, net                                                 83          172          (255)         --            --
Investments and other noncurrent assets                        1,470          186           432        (1,607)          481
Property, plant and equipment, net                              --          2,939           222          --           3,161
----------------------------------------------------------------------------------------------------------------------------
    Total assets                                          $    2,028   $    4,451    $      674    $   (1,607)   $    5,546
----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                 $       37   $      799    $      102    $     --      $      938
Long-term debt                                                   298           57          --            --             355
Postemployment health care and other insurance benefits         --          1,458           112          --           1,570
Pension benefits                                                --            538            10          --             548
Other                                                             17          419            23          --             459
Shareholders' equity                                           1,676        1,180           427        (1,607)        1,676
----------------------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity            $    2,028   $    4,451    $      674    $   (1,607)   $    5,546
----------------------------------------------------------------------------------------------------------------------------

================================================================================
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31, 1998
                                            --------------------------------------------------------------------
                                                                  NON-GUARANTOR
(IN MILLIONS)                              PARENT      GUARANTOR   SUBSIDIARIES  ELIMINATIONS  CONSOLIDATED
===========================================================================================================
Net sales                               $     --      $    3,718    $    4,199    $   (3,644)   $    4,273
Costs and expenses:
  Cost of products sold                       --           3,376         4,041        (3,644)        3,773
  Depreciation and amortization               --             231            28          --             259
  Selling, general and administrative           12           132            40          --             184
  Results of affiliates' operations             32            30            49           (62)           49
  Net interest and other                       (20)          (63)           60          --             (23)
  Special charges                             --              40            15          --              55
-----------------------------------------------------------------------------------------------------------
    Total                                       24         3,746         4,233        (3,706)        4,297
-----------------------------------------------------------------------------------------------------------
Income (loss) before income taxes              (24)          (28)          (34)           62           (24)
Income tax provision                           (10)          (12)          (13)           38             3
-----------------------------------------------------------------------------------------------------------
      Net loss                          $      (14)   $      (16)   $      (21)   $       24    $      (27)
-----------------------------------------------------------------------------------------------------------

                                                               YEAR ENDED DECEMBER 31, 1997
                                            --------------------------------------------------------------------
                                                                      NON-GUARANTOR
                                               PARENT      GUARANTOR   SUBSIDIARIES  ELIMINATIONS  CONSOLIDATED
================================================================================================================
   Net sales                                $     --      $    3,965    $    1,179    $     (698)   $    4,446
   Costs and expenses:
     Cost of products sold                        --           3,460         1,039          (698)        3,801
     Depreciation and amortization                --             241            22          --             263
     Selling, general and administrative            11           120            33          --             164
     Results of affiliates' operations             (41)          (40)           41            81            41
     Net interest and other                        (39)            8           (11)         --             (42)
     Special charge                               --             148             2          --             150
---------------------------------------------------------------------------------------------------------------
       Total                                       (69)        3,937         1,126          (617)        4,377
---------------------------------------------------------------------------------------------------------------
   Income before income taxes                       69            28            53           (81)           69
   Income tax provision                             28            11            21           (32)           28
---------------------------------------------------------------------------------------------------------------
   Income before items below                        41            17            32           (49)           41
   Extraordinary loss                               (4)         --            --            --              (4)
   Cumulative effect of accounting change           (7)         --            --            --              (7)
---------------------------------------------------------------------------------------------------------------
         Net income                         $       30    $       17    $       32    $      (49)   $       30
---------------------------------------------------------------------------------------------------------------

                                                               YEAR ENDED DECEMBER 31, 1996
                                            --------------------------------------------------------------------
                                                                      NON-GUARANTOR
                                              PARENT      GUARANTOR   SUBSIDIARIES  ELIMINATIONS  CONSOLIDATED
==============================================================================================================
   Net sales                               $     --      $    3,872    $      947    $     (684)   $    4,135
   Costs and expenses:
     Cost of products sold                       --           3,404           876          (684)        3,596
     Depreciation and amortization               --             250            16          --             266
     Selling, general and administrative           10           117            16          --             143
     Results of affiliates' operations           (138)           (7)         --             145          --
     Net interest and other                       (45)            5            (3)         --             (43)
--------------------------------------------------------------------------------------------------------------
       Total                                     (173)        3,769           905          (539)        3,962
--------------------------------------------------------------------------------------------------------------
   Income before income taxes                     173           103            42          (145)          173
   Income tax provision                            64            38            15           (53)           64
--------------------------------------------------------------------------------------------------------------
         Net income                        $      109    $       65    $       27    $      (92)   $      109
--------------------------------------------------------------------------------------------------------------

================================================================================
CONDENSED CONSOLIDATING CASH FLOWS STATEMENT

                                                                                YEAR ENDED DECEMBER 31, 1998
                                                             -------------------------------------------------------------------
                                                                                      NON-GUARANTOR
(IN MILLIONS)                                                   PARENT      GUARANTOR  SUBSIDIARIES  ELIMINATIONS  CONSOLIDATED
================================================================================================================================
   Cash provided by (used in) operating activities           $     (178)   $      401    $       89    $     --     $      312
--------------------------------------------------------------------------------------------------------------------------------
   Investing activities:
     Capital expenditures                                          --            (348)          (14)         --           (362)
     Investments in steel-related businesses                       --            --             (80)         --            (80)
     Net sales of marketable securities                             150          --            --            --            150
     Other                                                         --               5           (10)         --             (5)
--------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) investing activities          150          (343)         (104)         --           (297)
--------------------------------------------------------------------------------------------------------------------------------
   Financing activities:
     Borrowings                                                    --            --               4          --              4
     Payments on long-term debt                                    --             (62)         --            --            (62)
     Pension funding to restored plans                             --              (2)         --            --             (2)
     Dividends paid and other                                       (14)         --            --            --            (14)
--------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) financing activities          (14)          (64)            4          --            (74)
--------------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents             (42)           (6)          (11)         --            (59)
   Cash and cash equivalents at beginning of year                   108           (16)           68          --            160
--------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year                  $       66    $      (22)   $       57    $     --     $      101
--------------------------------------------------------------------------------------------------------------------------------

                                                                                YEAR ENDED DECEMBER 31, 1997
                                                             ------------------------------------------------------------------
                                                                                        NON-GUARANTOR
                                                                 PARENT      GUARANTOR  SUBSIDIARIES  ELIMINATIONS CONSOLIDATED
===============================================================================================================================
   Cash provided by (used in) operating activities           $      (74)   $      376    $       95    $     --     $      397
-------------------------------------------------------------------------------------------------------------------------------
   Investing activities:
     Capital expenditures                                          --            (319)           (7)         --           (326)
     VP Buildings acquisition                                      (188)         --            --            --           (188)
     Investments in steel-related businesses                       --            --            (101)         --           (101)
     Net sales of marketable securities                             207          --            --            --            207
     Other                                                         --               1            23          --             24
-------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) investing activities           19          (318)          (85)         --           (384)
-------------------------------------------------------------------------------------------------------------------------------
   Financing activities:
     Borrowings                                                     290          --            --            --            290
     Payments on long-term debt                                    (106)         --            --            --           (106)
     Pension funding to restored plans                             --             (59)           (2)         --            (61)
     Repurchases of common stock                                    (68)         --            --            --            (68)
     Dividends paid and other                                       (15)         --            --            --            (15)
-------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) financing activities          101           (59)           (2)         --             40
-------------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents              46            (1)            8          --             53
   Cash and cash equivalents at beginning of year                    62           (15)           60          --            107
-------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year                  $      108    $      (16)   $       68    $     --     $      160
-------------------------------------------------------------------------------------------------------------------------------

                                                                                 YEAR ENDED DECEMBER 31, 1996
                                                             -------------------------------------------------------------------
                                                                                         NON-GUARANTOR
                                                                  PARENT      GUARANTOR  SUBSIDIARIES ELIMINATIONS CONSOLIDATED
===============================================================================================================================
   Cash provided by (used in) operating activities           $      (92)   $      494    $       93    $     --     $      495
-------------------------------------------------------------------------------------------------------------------------------
   Investing activities:
     Capital expenditures                                          --            (222)          (21)         --           (243)
     Investments in steel-related businesses                       --            --             (79)         --            (79)
     Net purchases of marketable securities                        (109)         --            --            --           (109)
     Other                                                           (2)            2            (6)         --             (6)
-------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) investing activities         (111)         (220)         (106)         --           (437)
-------------------------------------------------------------------------------------------------------------------------------
   Financing activities:
     Pension funding to restored plans                             --            (199)           (6)         --           (205)
     Dividends paid and other                                       (12)         --            --            --            (12)
-------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) financing activities          (12)         (199)           (6)         --           (217)
-------------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents            (215)           75           (19)         --           (159)
   Cash and cash equivalents at beginning of year                   277           (90)           79          --            266
-------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year                  $       62    $      (15)   $       60    $     --     $      107
-------------------------------------------------------------------------------------------------------------------------------

                              REPORT OF MANAGEMENT

The management of The LTV Corporation is responsible for the preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles appropriate in the circumstances. Management is also responsible for the determination of estimates and judgments used in the financial statements and the preparation of other financial information included in this annual report to shareholders. The financial statements have been audited by Ernst & Young LLP, independent auditors.

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

/s/ J. Peter Kelly
J. Peter Kelly
Chairman of the Board, President and Chief
Executive Officer

/s/ Arthur W. Huge
Arthur W. Huge
Executive Vice President and
Chief Financial Officer

February 24, 1999


================================================================================
                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
THE LTV CORPORATION

We have audited the accompanying consolidated balance sheet of The LTV Corporation (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The LTV Corporation at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

   As discussed in the "Summary of Significant Accounting Policies" note to the financial statements, in 1997, the Company changed its method of accounting for start-up costs.

Cleveland, Ohio
January 28, 1999

                                                           /s/ Ernst & Young LLP

                          FIVE-YEAR FINANCIAL SUMMARY

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)                            1998         1997         1996        1995         1994
==================================================================================================================================
   Summary of Operations for the Year
     Sales                                                            $  4,273     $  4,446     $  4,135    $  4,283     $  4,233
     Income from continuing operations before special charges               31          219          173         311          203
     Special charges                                                        55          150         --          --           --
     Income tax provision
       Taxes payable (refundable)                                            3           10         --             2           (2)
       Taxes not payable in cash                                          --             18           64         115           75
----------------------------------------------------------------------------------------------------------------------------------
         Total                                                               3           28           64         117           73
----------------------------------------------------------------------------------------------------------------------------------
     Income (loss) from continuing operations                              (27)          41          109         194          130
     Discontinued operations                                              --           --           --            (9)          (3)
     Extraordinary charge                                                 --             (4)        --          --           --
     Cumulative effect of a change in accounting for start-up costs       --             (7)        --          --           --
     Net income (loss)                                                $    (27)    $     30     $    109    $    185     $    127
----------------------------------------------------------------------------------------------------------------------------------
     Earnings (loss) per share (diluted)
       Continuing operations                                          $  (0.29)    $   0.37     $   1.01    $   1.76     $   1.30
       Net income (loss)                                                 (0.29)        0.27         1.01        1.68         1.27
     Dividends paid per common share                                  $   0.12     $   0.12     $   0.09    $   --       $   --
   Financial Position at Year End
     Working capital                                                  $    716     $    966     $    989    $  1,024     $  1,190
     Total assets                                                        5,324        5,546        5,410       5,380        5,525
     Property, net                                                       3,265        3,161        3,117       3,140        3,189
     Long-term debt                                                        302          355          153         150          183
     Other noncurrent obligations                                        2,555        2,577        2,648       3,008        3,222
     Shareholders' equity                                                1,628        1,676        1,710       1,375        1,283
   Other Financial Information
     Property additions                                               $    362     $    326     $    243    $    205     $    234
     Depreciation and amortization                                         259          263          266         252          242
   Other Operating Data
     Raw steel production (millions of tons)                               8.2          8.9          8.8         8.5          8.3
     Steel product shipments (millions of tons)                            7.7          8.2          8.1         8.0          8.0
     Operating rate                                                         95%         106%         105%        102%          99%
     Employees                                                          14,800       15,500       14,000      14,400       15,300
----------------------------------------------------------------------------------------------------------------------------------

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


The following table presents quarterly financial information (in millions, except per share data):

                                           FIRST       SECOND       THIRD        FOURTH
                                          QUARTER      QUARTER     QUARTER       QUARTER
==========================================================================================
Net sales
   1998                                 $    1,127   $    1,093   $    1,064    $      989
   1997                                      1,072        1,092        1,135         1,147
Gross margin
   1998                                        142          116          137           105
   1997                                        141          153          177           174
Income (loss) from operations
   1998                                         32            6           15           (76)
   1997                                         45           45          (86)           65
Other charges (1)
   1997                                       --           --             (4)           (7)
Net income (loss)
   1998                                         19            4           11           (61)
   1997                                         27           27          (56)           32
Market price per share
   1998 High                            $    14.56   $    13.50   $    10.44    $     6.94
        Low                                   9.50         9.38         5.25          5.00
   1997 High                                 13.63        14.56        14.38         13.13
        Low                                  11.63        12.50        11.94          9.38
Market price per Series A Warrant (2)
   1998 High                            $     0.28   $     0.14   $     --      $     --
        Low                                   0.03         0.02         --            --
   1997 High                                  0.94         0.81         0.63          0.38
        Low                                   0.56         0.50         0.25          0.03
Earnings per share (3)
   1998 Basic and diluted               $     0.19   $     0.03   $     0.11    $    (0.62)
   1997 Basic and diluted                     0.25         0.25        (0.54)         0.31
Dividends paid per common share
   1998                                 $     0.03   $     0.03   $     0.03    $     0.03
   1997                                       0.03         0.03         0.03          0.03
==========================================================================================

(1) Other charges consist of $4 million of an extraordinary charge on the early extinguishment of debt and $7 million of a cumulative effect of a change in accounting for start-up costs.

(2) Series A Warrants expired at June 28, 1998.

(3) Earnings per share are computed independently for each of the quarters based on the weighted-average number of shares outstanding for each period, and the sum of the quarters may not necessarily be equal to the full year earnings per share amount.